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REGISTRANT'S NAME Shanghai Industrial Holdings

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JUN 07 2005

THOMSON FINANCIAL

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FILE NO. 82- 5760 FISCAL YEAR 12-31-04

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SHANGHAI INDUSTRIAL HOLDINGS LIMITED

Incorporated in Hong Kong in 1996, Shanghai Industrial Holdings Limited has leveraged its unique background in both Hong Kong and Shanghai, successfully expanded its investment portfolio, and became a representative red chip company in Hong Kong and the international capital markets. Today Shanghai Industrial is a constituent stock of the MSCI Free China Index, S&P Asia Pacific Index, FTSE/Xinhua China 25 Index, and also the Hang Seng Composite Index Series.

With most of its businesses strategically located in Shanghai and the Yangtze River Delta, and subsequently extending throughout the country, Shanghai Industrial is benefiting from the robust economic growth in China. In recent years, the company has stepped up efforts in optimizing its investment portfolio with emphasis on "cashflow, profits and growth". It is increasing the scale of its merger and acquisition activities, actively participating in the operation of its investment projects, and gradually divesting from non-core businesses. Its current business portfolio comprises infrastructure facilities, medicine, and consumer products and information technology.













	1996	1996*	1997	1998
Turnover (HK$'000)	1,317,412	2,200,631	3,556,846	3,557,772
Profit for the year (HK$'000)	247,033	360,415	748,365	1,153,798
EPS-basic (HK$)	0.72	0.75	0.94	1.37
Dividend per share (HK cents)	12.9	12.9	30	33
Market capitalisation (HK$ million)	19,665	19,665	24,115	13,793
Shareholders' equity per share (HK$)	5.69	5.69	10.94	12.00
Price per share (Year-end closing price – HK$)#	28.20	28.20	28.80	15.65

* *Pro Forma Combined*

IPO Issue Price: HK$7.28

1996

- Listed on the Stock Exchange of Hong Kong, raising a total of HK$1.08 billion. Public offering was 58 times over-subscribed.
- Raised HK$3.16 billion by equity placement for acquiring five Shanghai companies including Shanghai Yanan Elevated Road, Shanghai Huizhong, SIIC Transportation Electric, Shanghai Bright Dairy and Shanghai Orient Shopping Center.

1997

- Increased investment in infrastructure -- raising HK$4.77 billion by equity placement to acquire the Shanghai Inner Ring Road and North-South Elevated Expressway project.
- Received a US$300 million syndicated loan, lead arranged by HSBC Asia and Chase Manhattan Asia.
- Selected as a Hang Seng Index Constituent Stock.

1998

- Raised HK$770 million by equity placement for acquiring Chinese medicine and bio-medicine companies.

1999

- Spun off Chinese medicine and personal care companies to form SIIC MedTech, which was listed on the GEM Board, raising HK$404 million. Public offering was 495 times over-subscribed

2000

- Invested HK$940 million in Shanghai Information Investment Inc., the driving force in developing Shanghai Infoport.

2001

- Shanghai Jahwa was listed on the Shanghai A-share market, raising RMB730 million.











999	2000	2001	2002	2003	2004
3,300,590	2,960,521	3,199,418	3,380,037	2,825,978	3,428,939
1,011,252	1,134,669	1,202,534	1,126,343	1,259,166	1,383,060
1.14	1.27	1.34	1.22	1.34	1.45
33	41	48	45	50	55
14,399	12,750	12,842	10,065	16,787	15,913
13.10	12.96	13.85	14.42	15.32	16.29
16.25	14.20	14.30	10.75	17.75	16.60

- Invested US$180 million in SMIC for approximately 17% shareholding, and became its single largest shareholder.

2002

- Invested RMB190 million in Waigaoqiao Container Port Phase I for 10% interest.
- Received a HK$1.6 billion syndication loan, arranged by Bank of China (Hong Kong), Citibank, HSBC, Hang Seng Bank and Societe Generale Asia.
- Shanghai Bright Dairy was listed on the Shanghai A-share market, raising RMB950 million.

2003

- Proposed acquisition of 56.63% equity of A-share company SI United, and privatization of GEM-listed SIIC MedTech. Total considerations for the two transactions amounted to HK$1.335 billion.
- Early termination of investment in Shanghai Inner Ring Road and North-South Elevated Expressway and the Yanan Elevated Road projects, following change in government policy.
- Invested RMB2 billion for 100% interest of Shanghai-Nanjing Expressway (Shanghai Section), with 25-year operating rights.
- Collaborated with China Energy Conservation Investment Corporation to form China Water & Sewage Treatment (later renamed General Water of China), which is dedicated to invest in and operate water services businesses in China.
- SMIC completed a US$636 million private placement. SIHL increased investment in SMIC by US$32 million, maintaining single largest shareholder status.
- Disposed 51% stake in Orient Shopping Center to Shanghai Yibai Group.

2004

- Divested from logistics-related businesses to optimize infrastructure business portfolio.
- Secured six water services projects in Xiamen, Xiangtan, Benghu, Chongqing and Huzhou. Total investment amounted to RMB1,435 million.
- Invested RMB 283 million for 30% interest in Yongjin Expressway (Jinhua section).
- SI United acquisition was granted final approval by State-owned Assets Supervision and Administration Commission, Ministry of Commerce and China Securities Regulatory Commission.
- SMIC was listed in Hong Kong and the U.S., raising HK$13.86 billion including HK$7.8 billion from new share placement.



ARIS
12-31-04

ANNUAL REPORT 2004

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED



Contents

2	Corporate Information
3	Information for Shareholders
4	Chairman's Statement
8	Group Business Structure
9	Business Review, Discussion and Analysis
20	Five-Year Financial Summary
21	Financial Review
28	Corporate Governance
31	Human Resources
33	Investor Relations
34	Directors' and Senior Management Profile
43	Directors' Report
52	Auditors' Report
53	Consolidated Income Statement
54	Consolidated Balance Sheet
56	Balance Sheet
57	Consolidated Statement of Changes in Equity
59	Consolidated Cash Flow Statement
62	Notes to the Financial Statements
128	Notice of the Annual General Meeting

Corporate Information

Directors

Executive Directors

Mr. Cai Lai Xing *(Chairman)*
Mr. Qu Ding *(Vice Chairman)*
Mr. Lu Ming Fang *(Chief Executive Officer)*
Mr. Lu Da Yong *(Deputy Executive CEO)*
Mr. Ding Zhong De
Mr. Lu Shen
Mr. Qian Shi Zheng
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors

Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Board Committees

Executive Committee

Mr. Cai Lai Xing *(Committee Chairman)*
Mr. Qu Ding
Mr. Lu Ming Fang
Mr. Lu Shen
Mr. Qian Shi Zheng
Mr. Yao Fang

Audit Committee

Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Remuneration Committee

Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis
Mr. Qu Ding
Mr. Cheng Qi Yong

Company Secretary

Ms. Wong Mei Ling, Marina

Authorized Representatives

Mr. Lu Ming Fang
Ms. Wong Mei Ling, Marina

Registered Office

26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong
Telephone: (852) 2529 5652
Facsimile: (852) 2529 5067
Email: enquiry@sihl.com.hk

Auditors

Deloitte Touche Tohmatsu

Legal Advisors

Hong Kong Legal Advisors
Woo, Kwan, Lee & Lo

US Legal Advisors
Morrison & Foerster

Principal Bankers

Bank of China (Hong Kong) Limited
Bank of Communications
Citibank, N.A.
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Industrial & Commercial Bank of China (Asia) Limited

ADR Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

Information for Shareholders

Shareholder Enquiries

Company Contact Details

Company Secretarial Department

Address:	26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong
Telephone:	(852) 2876 2317
Facsimile:	(852) 2520 0128

Share Registrar

Secretaries Limited

Address:	28th Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
Telephone:	(852) 2980 1766
Facsimile:	(852) 2861 1465

Company Stock Code

Hong Kong Stock Exchange:	363
Bloomberg:	363 HK
Reuters:	0363.HK
ADR:	SGHIY

Company's Website

www.sihl.com.hk

Results

2004 Interim Results announced on 30th August 2004
2004 Final Results announced on 21st April 2005

2004 Annual Report

Posted to Shareholders on 29th April 2005

Dividend

Interim Dividend:	HK20 cents per share
Payment Date:	6th October 2004
Proposed Final Dividend:	HK35 cents per share
Payable Date:	6th June 2005

Closure of Register of Members

The Register of Members of the Company will be closed from 23rd May 2005 (Monday) to 26th May 2005 (Thursday), both dates inclusive, during which period no transfer of shares will be effected. Dividend warrants will be despatched to Shareholders on or about 6th June 2005 (Monday). In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar on 20th May 2005 (Friday) at 4:00 p.m.

2005 Annual General Meeting

To be held on 26th May 2005 (Thursday) at 3:00 p.m.

Chairman's Statement

I am pleased to announce that the audited consolidated profit of the Group for the year ended 31st December 2004 amounted to HK$1,383.06 million, an increase of 9.8% over 2003. This represents the highest profit level achieved by the Group since listing in May 1996. The healthy financial position of the Group has presented excellent potential for our future development. As at 31st December 2004, consolidated net asset value amounted to HK$15,617.46 million, and net cash in hand was HK$3,709.55 million. The Directors have recommended a final dividend of HK35 cents per share to Shareholders. Together with the interim dividend of HK20 cents per share paid during the year, the total dividend for the year amounted to HK55 cents per share, representing an increase of 10% over the previous year. The dividend payout ratio is 37.9%.



Cai Lai Xing
Chairman

Chairman's Statement

During the year, the Group faced enormous difficulties and challenges. As a result of the disposal of its entire investment in fixed-return elevated highway projects, the Group came short of HK$700 million in fixed income, putting immense pressure on the Group's profit structure for the year. However, with continued efforts by the management and all staff members as well as meticulous operations from each business unit, the Group achieved encouraging results during the year. Steady growth in the consumer products segment has provided strong financial support for the Group and contributed to the continued development of the Group's infrastructure and medicine business segments. The success of the dual listings of Semiconductor Manufacturing International Corporation ("SMIC") on the United States and Hong Kong stock markets in March 2004 also brought in significant exceptional profits for the Group.

To focus on the development of the Group's core segments and businesses, the following measures were implemented during the year:

- ***Increasing the scale of investment and operation in water services and establishing a strong foundation for the Group's earning potential***

  During the year, maximizing on the excellent opportunities offered by the opening of the water services market in Mainland China, the Group focused on the expansion of water services business. Despite strong competitions, the Group won contracts for water supply and sewage treatment services in five mainland cities. These projects will generate a combined capacity of approximately 2.8 million tonnes of water supply and sewage treatment with a total investment of RMB1,435 million. General Water of China Co. Ltd. is one of the fastest-growing enterprises of its kind in Mainland China. With the substantial growth of China's economy and the unprecedented pace of urban development in the mainland, demand for water supply and sewage treatment has been rising sharply. Combined with the rising water tariff across the country, prospects for the water services market are bright.



- ***Accelerating the development of toll road business in the Yangtze River Delta and improving operation to generate higher profits***



  We took over the management of Shanghai-Nanjing Expressway, which we acquired for RMB2 billion, and generated steady improvement of performance. The company was further granted with tax benefits of full waiver and 50 percent deduction in two successive five-year periods respectively which contributed to a positive operating environment. In November 2004, the Group invested RMB283 million to purchase a 30 percent stake in Yongjin Expressway (Jinhua Section) in the Zhejiang province. Yongjin Expressway is part of the national highway network and a major trunk road, linking the port of Ningbo with the road networks of central and western Zhejiang, and the Anhui and Jiangxi provinces. With its strategic geographical position, we are confident that the project will generate a favourable return on investment and become a new and reliable source of profit for the Group.

Chairman's Statement

- ***Restructuring the medicine business to enhance further mergers and acquisitions***



Over a period of 17 months, the Group successfully restructured its medicine business. First, it privatized SIIC Medical Science and Technology (Group) Ltd., formerly listed on the Growth Enterprise Market in Hong Kong; then it acquired a 56.63 percent stake of Shanghai Industrial United Holdings Co. Ltd., listed on the A-share market of Shanghai Stock Exchange, with the approval of the State-owned Assets Supervision and Administration Commission of the State Council, the Ministry of Commerce and the China Securities Regulatory Commission. The latter helped the Group develop a financing vehicle in the mainland capital market. This restructuring enabled the consolidation of the Group's and our parent group's medicine businesses into a single investment and operation platform. This further improved the structure of the business, creating a favourable environment for the next round of enterprise restructuring, acquisitions and mergers.

- ***Effectively pursuing a strategy of asset operation to boost profit growth***

During the year, the Group effectively pursued a strategy of asset operation, achieving remarkable results. SMIC was listed in March 2004 and provided the Group with exceptional profits of approximately HK$632 million for the financial year. Meanwhile, other strategic investments, including Ctrip.com International and China Netcom had achieved capital appreciation and contribution to the Group's profit growth.

- ***Divesting non-core business projects and improving the Group's business structure***

The Group divested its department retail business in 2003, followed by an orderly retreat from investments in logistics and related businesses during the year, resulting in a cash income of approximately HK$275.61 million. While maintaining overall profit levels, we will continue to divest non-core investments and focus our resources on improving business structure.

In recent years, the Group has been able to pursue the strategy of combining business and asset operations with good results. This has contributed to increased profits and enhanced value. Capitalizing on globalization and the rise of a knowledge-based economy, we will continue to enhance our growth and strengthen our competitive position.

To strengthen corporate management, the Group adopted a process-oriented management approach. By engaging project managers in each business unit, the Group expects to further raise project management standards. It has also enhanced its corporate governance standards with the establishment of a Remuneration Committee to enhance management performance. The Group will continue to review and develop financial controls as well as internal control and risk management systems. These initiatives will help provide a solid foundation for future development and safeguard our Shareholders' interests.

Chairman's Statement

Prospects

With access to local and overseas financing channels, our Shanghai background and competitive advantages on the mainland, as well as our solid business foundation, the Group has been able to serve as a bridge between markets in Mainland China, Hong Kong and overseas. It has further positioned itself to capitalize on a diverse array of opportunities by initiating joint efforts between companies in the mainland and overseas to develop the overseas market, as well as introducing overseas capital to the mainland market.



Looking forward, our aim is to strengthen our infrastructure and medicine businesses, to enhance their competitive positions and to achieve major breakthroughs. Water services is the major component of our infrastructure segment. We will continue to increase our investment in this area and to create a favourable environment for the rapid development of the business. In the toll road business, the Group will strive to acquire more highway projects in the Yangtze River Delta area, strengthening our profit base in infrastructure facilities. In the medicine arena, the Group's pharmaceutical enterprises have maintained leading positions in the mainland, in particular, in the Chinese medicine sector. The Group is committed to acquiring enterprises whose core competitiveness lies in branded herbal medicines and biomedicines. We will also step up the restructuring of our internal resources in order to maintain our leading position in the medicine industry in Mainland China.

With full confidence in our development prospects, we will continue to consolidate our business structure, establishing a solid foundation for our future growth. Meanwhile, we will capitalize on opportunities brought about by the restructuring of state-owned enterprises in the mainland, and will actively identify and acquire high-potential companies that are complement with our major businesses. We will take full advantage of our parent company's competitive position in the Shanghai area to create greater value for our Shareholders.

On behalf of the Board of Directors, I wish to thank our Shareholders for their unfailing support for the Group, and extend my heartfelt gratitude to our management team and staff members for their unrelenting efforts and hard work.



Cai Lai Xing
Chairman

Hong Kong, 21st April 2005

Group Business Structure

Infrastructure Facilities

Water Services
Toll Roads
Port Facilities

Medicine

Chinese Medicine and Health Food
Biomedicine
Medical Equipment

Consumer Products and Information Technology

Finished Products
Complementary Products
Information Technology Services



Business | Review, Discussion & Analysis



Infrastructure Facilities

Company name	Location	Group's interest held	Principal business
General Water of China Co. Ltd.	Beijing	50%	Water supply and sewage treatment
Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.	Shanghai	100%	Toll roads
Jinhua Jinyong Expressway Construction & Investment Co. Ltd.	Jinhua, Zhejiang	30%	Toll roads
Shanghai Pudong International Container Terminals Ltd.	Shanghai	10%	Port facilities

The Group's infrastructure facilities business was established in 1996. Over these years, the focus has expanded from toll roads to water services and port facilities, and infrastructure has become one of the Group's core businesses, which is capital-intensive. During the year, the Group secured a total of seven water services and toll road acquisition projects, involving a total investment of more than HK$1.6 billion, which together offer a significant opportunity for profit growth. In 2004, the infrastructure facilities business recorded a net profit of around HK$156.13 million, representing 18.1 percent of the Group's net profit, excluding exceptional profit from the listing of Semiconductor Manufacturing International Corporation ("SMIC") and net corporate expenses.

Water Services

At the end of 2003, the Group formed a joint venture, General Water of China Co. Ltd. ("GWC"), formerly known as China Water and Sewage Treatment Co. Ltd., with China Energy Conservation Investment Corporation ("CECIC"), thereby entering the water services market on the mainland. During the past year, GWC has secured a total of six water services projects, in Xiangtan, Hunan Province; Bengbu, Anhui Province; Xiamen, Fujian Province, Chongqing Municipality and Huzhou, Zhejiang Province, representing a total investment of RMB1,435 million with a daily capacity of 2.07 million tonnes of water supply and 700,000 tonnes of sewage treatment.

Business Review, Discussion & Analysis

Details of the six water services projects:

Xiangtan Water Supply and Sewage Treatment Project, Hunan Province

Xiangtan GWC Water Services Co. Ltd. (湘潭中環水務有限公司) is a joint venture between GWC and Xiangtan Water Supply Co. (湘潭市自來水公司). GWC owns 70 percent of the business, which has a term of operation of 30 years. The joint venture owns the concession to supply water to Xiangtan city, and has total assets of RMB273.63 million and net assets of RMB167.44 million. The project has a daily water supply capacity of 425,000 tonnes. This project offers substantial scope for market expansion, and operations are expected to expand further through acquisitions in neighbouring regions and the construction of new water pipeline network.



Bengbu Water Supply Project, Anhui Province

Bengbu GWC Water Services Co. Ltd. (蚌埠中環水務有限公司) is a joint venture between GWC and Bengbu Construction Investment Co. Ltd. (蚌埠市建設投資有限公司) in the Anhui Province. GWC owns a 60 percent stake in the joint venture, with a term of operation of 30 years. The joint venture owns all water operations assets in Bengbu city, including pipeline networks and water plants, with a daily water supply capacity of 410,000 tonnes. The company has total assets of RMB318.75 million and net assets of RMB250.76 million.

Xiamen Water Supply and Sewage Treatment Project

GWC and Xiamen Water Services Group Ltd. (廈門水務集團有限公司) formed two joint ventures at the end of last year: Xiamen GWC Water Supply Ltd. (廈門水務中環製水有限公司) ("Water Supply Ltd.") and Xiamen GWC Sewage Treatment Ltd. (廈門水務中環污水處理有限公司) ("Sewage Treatment Ltd."). GWC holds 45 and 55 percent stakes respectively in the two companies, with a term of operation of 30 years. These are regarded as the most significant water asset acquisition projects on the mainland in 2004. Water Supply Ltd. has total assets of around RMB337.15 million, and net assets of RMB272.16 million, with a daily water supply capacity of 995,000 tonnes. Sewage Treatment Ltd. has total assets of around RMB851.61 million, and net assets of around RMB831.94 million, with a daily sewage treatment capacity of 559,000 tonnes.

Chongqing (Changshou) Chemical Industrial Zone Water Supply and Sewage Treatment Project

Chongqing GWC Water Services Co. Ltd. (重慶中環水務有限責任公司) is a BOO (build-own-operate) project wholly owned by GWC, with a term of operation of 50 years. Chongqing (Changshou) Chemical Industrial Zone is the second largest industrial zone in Chongqing Municipality, and is one of China's largest state-certified chemical industrial zones after Shanghai Chemical Industrial Zone. The project started with Industrial Park Phase 1. It will produce 240,000 tonnes of water per day for industrial and domestic use within the zone, and treat 40,000 tonnes of sewage from industrial and domestic sources every day. Involving a total investment of around RMB600 million, the project is expected to begin operation by 2007.

Zhejiang Huzhou-East New District Sewage Treatment Project

Huzhou GWC Water Services Ltd. (湖州中環水務有限責任公司) is a wholly owned subsidiary of GWC. The Company enjoys a term of operation of 20 years for the Zhejiang Huzhou-East New District Sewage Treatment Project, a BOT (build-operate-transfer) project. It is designed to treat 100,000 tonnes of sewage daily. Total investment is around RMB100 million. Environmental appraisal and site selection and planning have been completed and approval has been granted for the preliminary design. The project is expected to begin operation by 2006.

Business Review, Discussion & Analysis

The Group aims to become one of the most important providers of water services in China. We will fully explore development opportunities and take advantage of government policies that promote this market. By demonstrating the combined advantages of the Group and CECIC in capital, technology and management, we can further expand the scale of our water supply, sewage treatment and pipeline network business.

Toll Roads

Highways in Mainland China have developed rapidly over the last ten years. A national network linking the major provinces and cities is now in place. As vehicle ownership and economic interaction between the regions have increased, highway traffic in fast-developing areas, especially the Yangtze River Delta, has grown steadily.



The Shanghai-Nanjing Expressway (Shanghai Section) Project is a toll road business wholly owned by the Group. The Shanghai-Nanjing Expressway is divided into two sections (Shanghai and Jiangsu). The Shanghai section, 26 kilometres long, features some of the heaviest traffic in the Yangtze River Delta. During the year, despite expansion works and restricted truck entry on the Jiangsu section, the Shanghai section maintained a good rate of growth. Toll revenue reached RMB210 million, representing a 16-percent increase over the previous year. Daily exit traffic reached 42,677 vehicles. The tax benefit of full waiver and 50-percent reduction in two successive five-year periods respectively also contributed to a positive operating environment. As rapid economic development of the Yangtze River Delta region and the spread of conurbations have led to a continuous increase in traffic volume, two lanes in each direction on the Shanghai section are no longer adequate. To meet the higher demand, the Group has carried out full preliminary work on expanding the section to four lanes in each direction in the latter half of 2004. Construction is expected to begin in the second half of 2005. Both vehicle flow and toll revenue are expected to increase on completion of the expansion project.

In November 2004, the Group purchased a 30 percent stake in Jinhua Jinyong Expressway Construction & Investment Co. Ltd. ("Jinyong Construction") for RMB283 million. Jinyong Construction enjoys operating rights for Yongjin Expressway (Jinhua section). The expressway, 185 kilometres long, is divided into the Jinhua, Shaoxing and Ningbo sections. The Jinhua section is approximately 70 kilometres in length. Construction started in 2002, involving a total investment of around RMB2.86 billion. Foundation work has been completed, and road surface paving has been underway. At the current progress, the Jinhua section will open in the fourth quarter of 2005, and is expected to contribute steady earnings.

Port Facilities



As the global economy revives, container demand has been rising. Total container throughput at the port of Shanghai remained high, and Shanghai maintained its ranking as the third busiest container terminal in the world. The Group has an investment in Shanghai Waigaoqiao Container Terminal Phase 1 Project, which is among China's top ten terminals by throughput. In 2004, the terminal recorded a total throughput of 2.33 million TEUs, representing 12.3 percent growth over the previous year, with monthly throughput exceeding 200,000 TEU's after June. In the same period, the terminal earned a total revenue of RMB758 million, and a net profit of RMB350 million, rises of 7.6 percent and 12.3 percent respectively over the previous year. Shanghai Waigaoqiao Container Terminal Phase 1 has a shoreline of approximately 900 metres, with three deep-water berths. During the year, the terminal's production efficiency rose consistently, with industry-leading operational capacity. The terminal has gained a reputation and ranked first in Shanghai for its handling of oversized items. In 2004, it received and unloaded 440 oversized items weighing a total of 15,792 tonnes.

Business Review, Discussion & Analysis

Medicine

Company name	Location	Group's interest held	Principal business
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.	Hangzhou	55.00%	Manufacture and sale of Chinese medicine and health food
Xiamen Traditional Chinese Medicine Co. Ltd.	Xiamen	61.00%	Manufacture and sale of Chinese medicine
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.	Liaoning	55.00%	Manufacture and sale of Chinese medicine
Hangzhou Huqingyutang Pharmaceutical Co. Ltd.	Hangzhou	30.00%	Manufacture and sale of Chinese medicine
Shanghai Sunway Biotech Co. Ltd.	Shanghai	70.41%	Manufacture and sale of biomedicine
Changzhou Pharmaceutical Co. Ltd.	Changzhou	55.75%*	Manufacture and sale of biomedicine and chemical pharmaceuticals
Guangdong Techpool Biochem Pharma Co. Ltd.	Guangzhou	51.00%*	Manufacture and sale of biomedicine
Shanghai SIIC Kehua Biotech Co. Ltd.	Shanghai	46.47%*	Manufacture and sale of biomedicine
Shenzhen Kangtai Biological Products Co. Ltd.	Shenzhen	28.00%*	Manufacture and sale of biomedicine
Shanghai Medical Instruments Co. Ltd.	Shanghai	59.00%*	Manufacture and sale of medical equipment
MicroPort Medical (Shanghai) Co. Ltd.	Shanghai	21.31%	Manufacture and sale of medical equipment

* *The said interests held by Shanghai Industrial United Holdings Co. Ltd.*



In 2004, various new policies were implemented to regulate the medicine industry in China. A series of reforms, including changes to the tendering system, retail price caps for medicine, retail sector gradually opening up to foreign investment and a new policy for sale of OTC medicines, have brought new opportunities and challenges to the Group's medicine business. While total sales on the mainland medicine industry maintained rapid growth in 2004, the profitability of the industry as a whole declined. This was due to increased manufacturing costs and a decline in medicine prices. Nevertheless, during the year the Group's medicine business saw good performance. Sales during the year (not including results of Shanghai Industrial United Holdings Co. Ltd. ("SI United")) amounted to around HK$1,283.62 million, a 13.8 percent increase over the previous year. Net profit reached HK$154.92 million, a 17.5 percent increase over the previous year, representing 17.9 percent of the Group's net profit, excluding exceptional profit from the listing of SMIC and net corporate expenses.



At present, the Group owns a number of organizations, both locally and overseas, related to the manufacture, sale and research for mainly Chinese medicine, health food and biomedicine. Among these medicine products, 27 are selected for the TCM Administrative Protection List, and three are categorized as a State Category I New Drug. Six products recorded each an annual sales of more than HK$100 million. Three are Chinese medicine – "Dengfeng" Shen Mai Injection, "Dengfeng" Dan Shen Injection and "Cang Song" Rupixiao Tablets; one is a health food – "Qingchunbao" Anti-Aging Tablets; and the other two are biomedicines – "Ulinastatin" and Hepatitis B Vaccine.

Business Review, Discussion & Analysis



The acquisition of a 56.63 percent stake in SI United was completed in December 2004. The company's results were included in the Group's accounts from the beginning of 2005. In the year ended 31st December 2004, SI United recorded an audited consolidated turnover of RMB2,238.65 million, and a net profit of RMB104.90 million. SI United is a medicine company listed on the A-Share market of the Shanghai Stock Exchange, and has already developed a product range of Chinese and Western medicine, biomedicine and medical equipment. During the year, SI United pursued an aggressive expansion policy. After increasing its shareholding in Shanghai Medical Instruments Co. Ltd. ("Shanghai Medical Instruments") to 59 percent, SI United spent RMB127.52 million in August to acquire a 51 percent stake in Guangdong Techpool Biochem Pharma Co. Ltd. ("Guangdong Techpool)". Guangdong Techpool is one of the largest mainland manufacturers of urine protein products, and one of the leading Heparin manufacturers in Mainland China. Its major products include Ulinastatin, Urokinase and low molecular-weight Heparin Calcium. Ulinastatin has already been patented and is listed in the *National Essential Health Insurance Medicine and Industrial Injury Medicine Catalogue*, and can be used to treat SARS. Ulinastatin earned sales of RMB104 million in 2004 and is now among the Group's five leading products.



In addition, the Group concluded the acquisition of a 55 percent stake in Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. ("Liaoning Herbapex"), and secured increased shareholdings in Xiamen Traditional Chinese Medicine Co. Ltd. and Hangzhou Huqingyutang Drugstore Co. Ltd. The medicine industry in the mainland is experiencing an active period of mergers, acquisitions and reorganization. During the year, the Group's acquisition activities (including SI United) involved an investment of about RMB1 billion. To accelerate development of its medicine business, the Group is committed to acquire projects with sizeable scale, brand strength and distinct competitive advantages.

Chinese Medicine and Health Food

The Group's Chinese medicine products saw good overall sales. "Dengfeng" Shen Mai Injection and "Dengfeng" Dan Shen Injection, prescription medicines for cardiovascular diseases, and "Dinglu" Xinhuang Tablets, an anti-bacterial, anti-inflammatory and pain control medicine, recorded sales growth over the previous year of 11.8 percent, 12.8 percent and 23 percent respectively. "Cang Song" Rupixiao Tablets, a major product of the newly acquired Liaoning Herbapex, used for cystic hyperplasia of the breast, recorded sales of RMB109 million at year-end, an increase of 31.3 percent over the previous period, and is among the Group's five leading products.

"Qingchunbao" Anti-ageing Tablets, one of the Group's flagship products, have been moved from the "Jian" labelled health food category to "Zhun" labelled OTC Chinese medicine category. During the year, due to modification of sales channels following the change of category, sales declined 5.5 percent over the previous year. The sales channels are still subject to adjustment and it is expected that sales will gradually improve subsequently.

Business Review, Discussion & Analysis


青春寶
金屏风
胶囊

In the health food category, "Qingchunbao" Beauty Capsules and "Qingchunbao" Yong Zhen Tablets have seen a continuous increase in sales since their market launch. Revenue reached RMB90.68 million and RMB20.69 million respectively, representing increases of 27.8 percent and 133.6 percent over the previous year. During the year, the Group also increased efforts to develop its health food business. It successfully launched several new products, building on the success of existing brand series. These include "Qingchunbao" Royal Jelly Capsules, "Qingchunbao" Golden Screen Anti-Flu Capsules, "Huqingyutang" Herba Dendrobium Grain and "Huqingyutang" Qingyu Strong Power Tablets. These have broadened the Group's health food range and bred new areas of profit growth.

In research and development, "Identifying the Bioactive Components of Shen Mai Injection and Their Mechanisms of Actions", a joint research project with The University of Hong Kong, has seen good progress. The research team has already built a relationship between the individual constituents of Shen Mai Injection on the treatment of heart disease by isolating and identifying the key bioactive ingredients and analyzing its organizational structure. To date, the research team has examined over 195 individual and compound constituents, and identified the curative effects of five such constituents on the treatment of heart diseases. The team has begun its application to patent the research results. This project is a milestone in the development of "Shen Mai Injection".

Furthermore, in March 2005, "Quantitative Analysis of TCM Compounds and its Application in Manufacturing of Shen Mai Injection" (中藥質量計算分析技術及其在參麥注射液工業生產發展中應用), a research project jointly conducted with renowned chemists from Zhejiang University, won Second Prize in the State Scientific and Technological Progress Award. This is a recognition that the quality control for "Dengfeng" Shen Mai Injection has reached leading standard on the mainland. In addition, in early 2005, pre-clinical trials were completed on the Group's new Category I Chinese medicines "Scutellarin" and "Scutellarin Injection", and the State Food and Drug Administration has begun its appraisal of the drugs.

Sales of Major Chinese Medicine and Health Food Products in 2004

Name	Type	Sales RMB ,000	% Change
"Qingchunbao" Anti-ageing Tablets	Immunity-strengthening	385,145	-5.5
"Qingchunbao" Beauty Capsules	Health food	90,681	+27.8
"Dengfeng" Shen Mai Injection	Cardiovascular	314,779	+11.8
"Dengfeng" Dan Shen Injection	Cardiovascular	108,684	+12.8
"Dengfeng" Herba Houttuyniae Injection	Anti-microbial infection	45,015	+4.9
"Dinglu" Xinhuang Tablets	Anti-bacterial, anti-inflammatory, pain control	79,544	+23.0
"Huqingyutang" Stomach Rejuvenation Tablets	Gastro-intestinal	78,679	-0.6
"Cang Song" Rupixiao Tablets	Gynaecological	108,889	+31.3

Business Review, Discussion & Analysis



Biomedicine

Apart from Chinese medicine, biomedicine is another area where China enjoys competitive edge, and also a development focus of the Group's medicine business. H101, a new drug for treating head and neck tumours, has completed Phase III clinical trials. In November 2004, it was assessed by the Drug Assessment Panel, and is currently awaiting approval for State Category I New Drug Certification. Meanwhile, official clinical trials are being carried out to assess the effectiveness of H101 in treating lung cancer. The Group also began studies of H101's effect on haemopoietic stem cell purification, in collaboration with Hospital No. 307 under the Academy of Military Medical Sciences and the Institute of Tumour Research under the Chinese Academy of Medical Sciences. Last year, Shanghai Alliance Investment Ltd. acquired an 18.6 percent stake in Shanghai Sunway Biotech Co. Ltd. for US$10.80 million, adding to the Group's capital growth.

"Kai Li Kang", a State Category I New Drug owned by Guangdong Techpool, mainly used to treat hypertension and occlusion of cerebral and surrounding blood vessels, has completed Phase III clinical trials and is expected to be on the market by the second half of 2005.

Changzhou Pharmaceutical Co. Ltd. (常州藥業股份有限公司) ("Changzhou Pharmaceutical") is a renowned pharmaceutical manufacturer in China. Recombinant Mutant Human Tumour Necrosis Factor for Injection (注射用重組結構人腫瘤壞死因子) (TNF), jointly developed by Changzhou Pharmaceutical and the PLA Second Military Medical University, is a State Category I New Drug. This is a complementary drug for clinical treatment of malicious tumours, and has now gone into the commercialization stage.

Medical Equipment

MicroPort Medical (Shanghai) Co. Ltd. ("MicroPort"), a manufacturer of PTCA balloon catheters and coronary stents in the mainland medical equipment market, recorded sales of 1.3 times that of the previous year. Neuro stents and aorta stent grafts for use in operations were granted product certification. The first generation of the "Firebird" brand of drug stent products was granted certification for trial production, making MicroPort the first manufacturer in China to obtain registration for such products. As MicroPort has also begun to enter the Japanese market, sales revenue is expected to enter a period of rapid growth. With effect from May 2004, MicroPort brought Japan's Otsuka into the company as major shareholder.



Shanghai Medical Instruments enjoys an excellent reputation in the local medical equipment market, with a wide range of products including electronic endoscopes, anaesthesia machines, breathing machines and operating beds. In 2004, ten of its products were recommended as "Premium Shanghai Medical Equipment" by the Shanghai Medical Equipment Trade Association.

Business Review, Discussion & Analysis

Consumer Products and Information Technology

Company name	Location	Group's interest held	Principal business
Nanyang Brothers Tobacco Co. Ltd.	Hong Kong	100.00%	Manufacture and sale of cigarettes
Bright Dairy and Food Co. Ltd.	Shanghai	30.80%	Manufacture and sale of dairy products
Shanghai Jahwa United Co. Ltd.	Shanghai	28.15%	Manufacture and sale of personal care products
Shanghai Huizhong Automotive Manufacturing Co. Ltd.	Shanghai	50.00%	Manufacture and sale of vehicles, automobile components and spare parts
Shanghai SIIC Transportation Electric Co. Ltd.	Shanghai	30.00%	Manufacture and sale of automobile components and spare parts
The Wing Fat Printing Co. Ltd.	Hong Kong	93.30%	Manufacture and sale of packaging materials and printed products
Semiconductor Manufacturing International Corporation	Shanghai	9.95%	Manufacture and sale of semiconductor products
Shanghai Information Investment Inc.	Shanghai	20.00%	Development of information infrastructure, cable network and related services

The Group's consumer-related business covers a number of industry sectors. Among them, finished products mainly include tobacco, dairy and personal care products. Complementary products include printed materials, automobile parts, and semiconductors which are complementary to high-tech electronic products. Besides consumer products, the Group also invests in information technology networks, providing information related services to the public.

As China undergoes rapid urbanization, consumers are broadening their horizons. The growing urban population is constantly creating new spending markets. These conditions are favourable to the Group's consumer product and information technology businesses. Last year, rapid growth of the mainland consumer market and Hong Kong's economic revival helped boost the Group's consumer product and information technology businesses. Net profit was RMB1,185.93 million, a 34.1 percent increase over the previous year, representing 64 percent of the Group's net profit, excluding exceptional profit from the listing of SMIC and net corporate expenses, and providing a solid foundation for the Group's profits.

Tobacco



The Group's tobacco business maintained high growth in 2004, with revenue of HK$1,726.58 million, a 44.1 percent increase over the previous year, and net profit of around HK$286.60 million, up 49 percent from the previous period. The Group's tobacco products are sold in Hong Kong and China, as well as throughout Asia. Exports of Group-manufactured cigarettes recorded satisfactory sales growth. In the duty-free market, following the implementation of the Individual Visitor Scheme, sales recorded an increase of 10 percent over the previous year. With sales in Hong Kong gradually rising, the Group's tobacco accounted for 5 percent *of the local market in 2004, a 1.5 percent increase over the previous year.* On the mainland, the Group focused on promoting low-tar 6-mg "Double Happiness", and "Double Happiness" featuring a package design that targets wedding banquets, successfully boosting tobacco sales.

Business Review, Discussion & Analysis

In April 2004, expansion work began on Nanyang Tobacco's Tuen Mun Warehouse Phase II. Estimated cost is around HK$130 million, and the cost of additional production facilities around HK$33.58 million. The expansion project is expected to be completed and new facilities to begin operation by end of 2005, which marks the centenary of Nanyang Tobacco. The company has experienced continuous growth in the past 100 years with remarkable results.

Dairy



In an increasingly competitive environment, the quality of dairy products across the mainland further improved in 2004. Bright Dairy and Food Co. Ltd. ("Bright Dairy") insisted on being consumer-oriented and strived for innovation. It maintained vertical development of the dairy industry and expanded its national sales network. The company continued to record double-digit growth in 2004, with turnover of RMB6,785.68 million, an increase of 13.45 percent over the previous period, and net profit of RMB317.97 million, an increase of 12.6 percent. Sales outside Shanghai accounted for 71.5 percent of total dairy product sales, giving the company a firm base as a nationwide enterprise. During the year, it received the "Golden Quality Award of Shanghai City", and enjoys tax benefits after being nominated an "Advanced Technology Enterprise of Shanghai Foreign Investment".

In November 2004, Bright Dairy established a production base in Chengdu, marking its entry into the refrigerated dairy product market in southwestern China. The company also set up a sales company in Shenyang during the year, raising the profile of "Bright Dairy" products in northeastern China and expanding its national sales network.

Automobiles and Parts

In 2004, China implemented macroeconomic adjustment, while banks tightened automobile consumption credit. To a certain extent, these factors curbed automobile demand. Consequently, inventory levels rose and price competition remained intense. Shanghai Huizhong Automotive Manufacturing Co. Ltd. ("Huizhong Automotive"), and Shanghai SIIC Transportation Electric Co. Ltd. ("Transportation Electric") are the Group's associated companies engaged in the automobile and parts businesses. In the face of market uncertainty, both enterprises recorded negative growth. Sales for the year amounted to RMB6,378 million, and the two companies contributed a net profit of RMB106.70 million to the Group, a drop of 28.8 percent compared with last year.



Business Review, Discussion & Analysis

While developing its automobile and parts businesses simultaneously, Huizhong Automobile was active in cultivating the commercial vehicles market during the year. It gradually expanded its sales network for "ISTANA", an all-new mini-van launched in March and receiving favourable public response. The company boosted annual production capacity to 2,000 units for 15-tonne heavy-duty trucks, including dump trucks, towing vehicles, concrete mixers, and goods vehicles. During the year, Transportation Electric was mainly engaged in supplying automotive parts and accessories to Shanghai General Motors and Shanghai Volkswagen. One of the company's key initiatives was also to strengthen its involvement in the international market. A joint-venture project with ArvinMeritor, Inc., the world's second largest skylight window manufacturer, began formal operation in mid-2004.

Printing



The printing business grew steadily in 2004. With a substantial increase in total sales, turnover for the year was HK$465.57 million, with a net profit of approximately HK$113.82 million, representing rises of 23.2 percent and 19.2 percent respectively over the previous year. The Group's printing business primarily involves cigarette packaging, with products sold to Nanyang Tobacco accounting for 51 percent of total sales. The new 32,000-square-metre factory in Dongguan, Guangdong Province, with a total investment of HK$200 million, formally began operation during the year.

Sales of cigarette packaging made up 70 percent of total sales. In addition, the Group prints packaging for pharmaceutical products, cosmetics, daily necessities and wine. The development in the mainland market has been highly successful, with business extending to the provinces of Zhejiang, Henan, Sichuan, Hebei, Guangxi, Shanxi and Shanghai. A number of joint-venture plants have already been established in China.

Semiconductors

Growth in the global semiconductor industry slowed in 2004. However, the Chinese market managed a strong growth, and domestic demand maintained its upward trend. In March 2004, SMIC was successfully listed in Hong Kong and the United States simultaneously. A total of over HK$13.80 billion was raised in the global offering, of which HK$7.8 billion came from new shares, contributing a considerable amount of exceptional profit to the Group, currently the single largest shareholder in SMIC. In 2004, SMIC recorded a net profit of US$89.75 million, with sales volume of US$974.67 million, a surge of 166.4 percent over the previous year. Moreover, SMIC also has the most advanced process technology among foundries in China by providing semiconductor fabrication services using 0.35 micron down to 0.10 micron process technology. It was the first fab in China to introduce copper technology on a 0.13 micron production line. With business expanding rapidly, SMIC has become the world's third largest foundry. At present, the company owns seven fabs in Shanghai, Tianjin and Beijing, with production capacity increasing continuously.



Business Review, Discussion & Analysis

Information Technology



Shanghai Information Investment Inc. ("SII") intensively promoted the project involving basic enterprise information sharing and application, making significant progress during the year. The number of "Cableplus" subscribers reached 179,000, while the number of digital television subscribers jumped to 28,008. A total of 221.3 additional kilometres of information pipelines were built, providing new network access to 225 buildings. SII clients include Shanghai's major network operators. The number of personal credit enquiries handled by the city's unified information system for personal credit exceeded the 2.78 million mark. In December, the company upgraded "easipass.com", which it developed earlier, and provided one-stop information services to customs authorities and subscribers. The construction of an "EasyPay" (付費通)" platform has also entered a new stage. By the end of 2004, there had been more than 2.12 million user hits, and over RMB223 million in transactions.

Divestment from Non-Core Businesses

To further streamline business organization, the management has implemented gradual divestment from non-core businesses in recent years. These manoeuvres have been planned in line with the Group's business development strategies. After quitting the department retail business in 2003, the Group withdrew completely from the logistics sector. The divestment from EAS International Transportation Ltd., Shanghai Industrial Wai Lian Fa International Logistics Corporation Ltd., and Shanghai Industrial Sinotrans International Logistics Co. Ltd. realized a return of approximately HK$275.61 million in cash. The Group will adopt a progressive strategy, divesting from non-core businesses in an orderly manner, optimizing resource allocation, and focusing on the development of core businesses with definite competitive edge.

Five-Year Financial Summary

	Year ended 31st December				
	2000	2001	2002	2003	**2004**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
RESULTS					
Turnover	2,960,521	3,199,418	3,380,037	2,825,978	**3,428,939**
Profit from operations	1,164,655	1,099,274	1,172,109	1,132,761	**903,270**
Finance costs	(135,560)	(93,771)	(63,745)	(31,001)	**(19,317)**
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	17,348	154,360	222,864	278,059	**698,523**
Share of results of jointly controlled entities	225,649	266,846	141,849	172,635	**94,451**
Share of results of associates	42,475	72,370	7,032	161,537	**284,729**
Allowance for amount due from a jointly controlled entity	–	(9,110)	(12,987)	(67,337)	**(33,376)**
Impairment losses recognised in respect of interests in an associate and jointly controlled entities and goodwill relating to a subsidiary	–	–	(15,300)	–	**(191,232)**
Profit from ordinary activities before taxation	1,314,567	1,489,969	1,451,822	1,646,654	**1,737,048**
Taxation	(80,300)	(108,854)	(182,376)	(241,904)	**(231,979)**
Profit before minority interests	1,234,267	1,381,115	1,269,446	1,404,750	**1,505,069**
Minority interests	(99,598)	(178,581)	(143,103)	(145,584)	**(122,009)**
Profit for the year	1,134,669	1,202,534	1,126,343	1,259,166	**1,383,060**
Earnings per share – basic	HK$1.27	HK$1.34	HK$1.22	HK$1.34	**HK$1.45**

	As at 31st December				
	2000	2001	2002	2003	**2004**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
ASSETS AND LIABILITIES					
Total assets	14,494,442	14,836,204	16,462,662	17,075,454	**20,609,881**
Total liabilities	(2,454,138)	(1,915,487)	(2,346,307)	(2,203,680)	**(3,515,634)**
Minority interests	(401,062)	(482,309)	(618,549)	(380,934)	**(1,476,786)**
Shareholders' funds	11,639,242	12,438,408	13,497,806	14,490,840	**15,617,461**
Shareholders' equity per share	HK$12.96	HK$13.85	HK$14.42	HK$15.32	**HK$16.29**

Financial Review

A) Financial Highlights

	2004	2003	Increase
Turnover (HK$'000)	**3,428,939**	2,825,978	21.3%
Profit for the year (HK$'000)	**1,383,060**	1,259,166	9.8%
Shareholders' equity (HK$'000)	**15,617,461**	14,490,840	7.8%
Total assets (HK$'000)	**20,609,881**	17,075,454	20.7%
Earnings per share	**HK$1.45**	HK$1.34	8.2%
Dividend per share	**HK55 cents**	HK50 cents	10.0%
Interim – paid	**HK20 cents**	HK18 cents	11.1%
Final – proposed	**HK35 cents**	HK32 cents	9.4%
Number of shares in issue	**958,638,000**	945,748,000	1.4%
Average return on equity	**9.2%**	9.0%	2.2%
Gearing ratio (note)	**10.9%**	9.8%	
Interest cover	**100 times**	58 times	

Note: interest-bearing loans / (shareholders' equity + minority interests + interest-bearing loans)


HK cents
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
Interim dividend per share
Final dividend per share


HK$
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
Shareholders' equity per share


HK$
1.50
1.25
1.00
0.75
0.50
0.25
0
2000
2001
2002
2003
2004
Earnings per share

Financial Review

B) Basis of Preparation

The Group's financial statements for the year 2004 have been prepared in accordance with the Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Institute of Certified Public Accountants that are generally accepted in Hong Kong. The major difference between the basis of preparation of the Group's 2004 financial results and that of 2003 has been the adoption of SSAP 36 "Agriculture", which came into effect on 1st January 2004.

The adoption of SSAP 36 "Agriculture" represents a change in the accounting policy, it requires the measurement of biological assets and agricultural produce on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs. Gains and losses arising on initial recognition and subsequent changes in fair values are included in the income statement.

The adoption of SSAP 36 has resulted in changing the Group's accounting policy on measuring an associate Bright Dairy & Food Co., Ltd's dairy cattle (biological assets) and milk (agricultural produce), and should be applied retrospectively. The biological assets and agricultural produce are previously stated at the lower of cost and net realisable value, whereby under SSAP 36 they are measured at the balance sheet date at fair value less estimated point-of-sale costs. The adoption of SSAP 36 has had no material effect on the results for both financial years 2004 and 2003, and, accordingly, no prior period adjustment is required.

C) Analysis of Financial Results

1. Profit for the year

The Group's profit for 2004 was HK$1,383.06 million, representing an increase of approximately 9.8% as compared with HK$1,259.17 million in 2003. The profit for 2004 set a record high since its establishment and listing.

The growth in profit was mainly driven by the operating growth of consumer products and information technology business.


HK$ Million
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
Profit for the year

2. Profit Contribution from Each Business

A comparison of the Group's profit contributed by each business for 2004 and 2003 is as follows:

	2004 HK$'000	2003 HK$'000	Increase (Decrease) %
Infrastructure Facilities	**156,131**	301,630	(48.2)
Medicine	**154,922**	131,847	17.5
Consumer Products and Information Technology	**1,185,931**	884,655	34.1

Financial Review

2. Profit Contribution from Each Business (cont'd)


HK$ Million
1,200
1,000
800
600
400
200
0
Infrastructure Facilities
Medicine
Consumer Products and Information Technology
2003
2004

Since its disposal of its entire investment in fixed return elevated highway projects in 2003, the Group has strived to restructure its infrastructure facilities business, and the results of this were discernible in 2004. Shanghai Hu-Ning Expressway (Shanghai Section) Development Co., Ltd ("Shanghai – Nanjing Expressway (Shanghai Section)") and Shanghai Waigaoqiao Container Terminal Co., Ltd both contributed to the Group's profits during the year. While General Water of China Co., Ltd., engaged in water services business, is still in the initial investment stage, its contribution to the Group's profits was minimal.

The Group's medicine business was still undergoing reorganisation. The acquisition of Shanghai Industrial United Holdings Co., Ltd ("SI United") was completed at the end of 2004, hence its profit was not yet reflected in the Group's accounts. On the other hand, the completed acquisition of a 55 percent stake in Liaoning Herbapex Pharmaceutical (Group) Limited ("Liaoning Herbapex"), combined with operational growth in the Group's other medicine business entities, brought overall profit growth of 17.5% to the sector.

The austerity measures implemented in the mainland have caused a decline in the business performance of Shanghai Huizhong Automotive Manufacturing Co., Ltd ("Shanghai Huizhong") and Shanghai SIIC Transportation Electric Co., Ltd, which form part of the Group's consumer products and information technology business. However, growth in its tobacco and printing businesses helped boost the Group's consumer products business. In addition, Semiconductor Manufacturing International Co., Ltd ("SMIC") recorded an operational profit in the first year after its establishment, and completed both its issue of Series D preference shares at a premium and its initial public offering, contributing substantial operational and exceptional income to the Group's consumer products and information technology business.

Further details of the operating performance and progress of each business for 2004 can be found in the section under the heading of "Business Review, Discussion & Analysis".

Financial Review

3. Turnover

An analysis of the Group's turnover by principal activities for the year ended 31st December 2004 is as follows:

	2004	2003	Increase (Decrease)
	HK$'000	HK$'000	%
Infrastructure Facilities	**189,208**	283,019*	(33.1)
Medicine	**1,283,622**	1,127,892	13.8
Consumer Products and Information Technology	**1,956,109**	1,415,067	38.2
	3,428,939	2,825,978	21.3

* *after-tax compensation of RMB300 million from elevated highway project*


2003
10.0%
39.9%
50.1%
2004
5.5%
37.4%
57.1%
Infrastructure Facilities
Medicine
Consumer Products
& Information Technology

The Group recorded a rise in turnover during the 2004 financial year of 21.3% over the previous year. The consumer products and information technology business accounted for the greatest proportion, representing an increase of 38.2% over last year. This increase was mainly driven by growth in the tobacco and printing businesses.

Turnover in the medicine business recorded a 13.8% increase over 2003. This growth was partly due to additional turnover brought in by the acquisition of Liaoning Herbapex, completed in March 2004. The Group's existing medicine businesses also grew fast. Among them, the health food products, Qingchunbao "Beauty Capsules" and "Yong Zhen Tablets", maintained excellent sales, with respective increases of 27.8% and 133.6% over the previous year. In the Dengfeng Injection series, sales of "Shen Mai Injection" and "Dan Shen Injection" were up by 11.8% and 12.8% respectively. On the other hand, sales of the flagship Chinese medicine product Qingchunbao "Anti-Aging Tablets" declined 5.5%, mainly because they have been transferred from the non-prescription over-the-counter category to the prescription "Zhun" category, and distribution channels were therefore adjusted in accordance with national policy. Nevertheless, the product still recorded turnover of over RMB385 million.

Following restructuring of the infrastructure facilities business, the year's turnover mainly reflected toll revenue brought by the newly acquired Shanghai - Nanjing Expressway (Shanghai Section). Turnover for the same period last year consisted of the RMB300 million after-tax compensation included in sales generated from the disposal of the fixed return elevated highway projects.

Financial Review

4. Profit from Ordinary Activities before Taxation

(1) Gross profit margin

Gross profit margin for 2004 was approximately 56.1%. Gross profit margin in 2003 was around 53.0%, excluding after-tax compensation of RMB300 million included in turnover arising from the cancellation of fixed return elevated highway projects. The higher gross profit margin was mainly due to an increase in consumer products sales, which were able to optimise economies of scale in production.

(2) Investment income

Investment income for the year decreased from around HK$309.11 million the previous year to HK$233.57 million, representing a decrease of HK$75.54 million. This year's investment income consisted of treasury income and unrealised profit of HK$66.91 million, generated by the Hong Kong and US public listing of an indirect investment in China Netcom Group Corporation (Hong Kong) Limited. On the other hand, last year's investment income consisted of realised and unrealised investment income totalling HK$179.59 million and treasury income, the former was generated from the US Nasdaq public listing of the Group's investment in Ctrip.com International, Ltd.

(3) Administrative expenses

Administrative expenses in 2004 saw an increase of HK$97.42 million over the previous year. This was mainly due to the increase in number of subsidiaries and a provision of HK$24.23 million for receivables and bank guarantees of a jointly controlled entity in the Group's medicine business.

(4) Other operating expenses

Other operating expenses for the year were HK$109.56 million higher than in the same period last year, which can largely be attributed to the Group's prudent principle of making provisions against risks and for impairment of certain long-term investments and consumer products business.

(5) Finance costs

Finance costs decreased by around HK$11.68 million compared to the previous year. This is mainly because the majority of the Group's loans are in Hong Kong dollars, and interest rates for Hong Kong dollars decreased during the year.

(6) Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities

Net gain for the year, derived from completion of SMIC's issue of Series D preference shares at a premium and its public share offering during the first half of 2004, as well as the introduction of new investors to Shanghai Sunway Biotech Co., Ltd ("Sunway Biotech") and MicroPort Medical (Shanghai) Co. Ltd., was much greater than profit in the previous year, which was realised mainly through SMIC's issue and placement of Series C and D preference shares at a premium, the disposal of the Group's 51% interest in Shanghai Orient Shopping Centre Ltd., and the indirect disposal of the Group's 13.5% stake in Sunway Biotech.

(7) Share of results of jointly controlled entities

The share of results of jointly controlled entities during the year decreased to HK$94.45 million from approximately HK$172.64 million in the previous year. This was mainly due to a considerable decline in Shanghai Huizhong's profit as a result of the implementation of austerity measures and price competition in the mainland automobile market.

(8) Share of results of associates

The share of results of associates during the year increased substantially to HK$284.73 million, from approximately HK$161.54 million the previous year. This represents an increase of around HK$123.19 million, largely attributable to a strong improvement in SMIC's business performance. The Group recorded a share of profits of HK$75.64 million in 2004, in contrast to a share of losses of HK$85.58 million in the previous year. EAS International Transportation Ltd, which provided profit contribution in the previous year, was disposed of during the year, partly offsetting growth in the share of results of associates.

(9) Impairment losses recognised in respect of interests in an associate and jointly controlled entities and goodwill relating to a subsidiary

The Group recognised an impairment loss in respect of interests in a jointly controlled entity and an associate, both of which were engaged in the information technology business. The Group also recognised the goodwill impairment losses of a subsidiary engaged in the medicine business and jointly controlled entities engaged in the medicine and information technology businesses.

5. Dividend

The Board has recommended the payment of a final dividend of HK35 cents (2003: HK32 cents) per share at the forthcoming annual general meeting which, together with the interim dividend of HK20 cents (2003: HK18 cents) per share, make a total dividend of HK55 cents (2003: HK50 cents) per share for the year, representing an increase of 10%. The dividend payout ratio was approximately 37.9% for the year (2003: approximately 37.3%).


%
40
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
Dividend payout ratio

D) Financial Position of the Group

1. Capital

As at 31st December 2004, the Group had issued a total of 958,638,000 shares of par value HK$0.1 each. The number of shares in issue was increased by 12,890,000 shares over the end of 2003, as a result of the exercise of share options by the staff members of the Group. Based on a market price of HK$16.60 per share as at 31st December 2004, the market capitalisation of the Group was HK$15,913.39 million.


HK$ Billion
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
Shareholders' equity

2. Loans

As at 31st December 2004, the Group had total loans of HK$2.1 billion, representing an increase of HK$480.09 million over the previous year. The increase was mainly due to completed acquisition of the Group's subsidiaries, namely SI United and Liaoning Herbapex, consolidating their Renminbi loans equivalent to the amount of HK$366.40 million and HK$18.92 million respectively.

The Group's total loans mainly consisted of a five-year term syndication loan of HK$1.6 billion, which was signed in April 2002 and will become due in April 2007. The long-term portion of HK$800 million and the revolving portion of HK$800 million contained in the syndication loan have been dealt with in the financial statements under long-term and short-term bank and other borrowings respectively.

3. Liquidity

At the end of 2004, cash held by the Group was approximately HK$5,809.59 million, of which the proportions of US dollars, Hong Kong dollars and Renminbi were approximately 65%, 11% and 24% respectively. The total amount of cash held by the Group increased by HK$454.78 million over the previous year.

E) Policies on Financial Risk Management

1. Cash flow and liquidity management

The Group takes a prudent approach towards financial management and closely monitors its cash management and allocation of resources. At present, the Group remains in a net cash position in respect of its debt-equity structure with affluent liquidity and a sound interest cover, allowing the Group to raise funds from the market whenever the situation requires.

2. Exchange rate risk

The Group mainly operates in Mainland China and Hong Kong. Since the exchange rate risk mainly arises from fluctuations of the Hong Kong dollar against US dollars and Renminbi, the Group closely monitors any movement in these currencies, as well as market trends. During the year, the Group did not enter into any derivative contracts, which aimed at minimizing exchange rate risk.

3. Interest rate risk

The Group's major financing loan is a syndication loan of HK$1.6 billion. To exercise prudent management against interest rate risks, the Group entered into a structured interest rate hedging arrangement against the long-term portion of this loan.

F) Independence of External Auditors

To ensure the independence of its external auditors, the Group has developed and implemented "Policy on the engagement of an external auditor to supply non-audit services". The Group will not engage external auditors to carry out such work, except for approved work as defined under the Sarbanes-Oxley Act and only on condition that the work will not have a negative impact on the independence of their audit work.

Corporate Governance

Implementation of high standards of corporate governance is the foundation for a sound business operation, and over the years, the Group has actively pursued this goal. Adopting international management standards, it has established a set of effective decision-making procedures and a sound internal management and process-control system, with the ultimate objective of enhancing our competitiveness and improving operating efficiency, to create the greatest value for our Shareholders.

Board of Directors

The Board is mainly responsible for formulating the Company's long-term development strategy and operational direction, as well as supervising the management to ensure thorough implementation of the Board's resolutions and effective performance of their duties. The Board has twelve members, of whom three are independent non-executive Directors. Chairman and Chief Executive Officer of the Company are Mr. Cai Lai Xing and Mr. Lu Ming Fang respectively. The Chairman leads the Board and is mainly responsible for its operation, while the Chief Executive Officer undertakes day-to-day operation and management of the Group's businesses.

Members of the Board comprise experts from various professions who have served in relevant mainland government departments, enterprises or financial institutions. All have many years of experience in corporate administration, economic research and asset management. Several Directors from Shanghai have been officials in the Shanghai Municipal Government, responsible for economic planning and senior executives in financial institutions. They have in-depth knowledge of investing in the PRC, particularly Shanghai and the Yangtze River Delta. They are therefore able to keep abreast of current economic developments, business conditions and new investment opportunities. Independent non-executive Directors are skilled in financial management and experienced at running businesses. They wholeheartedly offer independent and objective advice, with a view to raising standards of corporate governance. See pages 34 to 37 of this annual report and the Company's website for Directors' profiles.

In accordance with the Company's Articles of Association ("Articles"), at each Annual General Meeting one-third (or the number nearest one-third) of the Board of Directors, who have been longest in office since their last election, shall retire from office. Any Director newly appointed during the year shall retire at the next Annual General Meeting and shall continue in office unless re-elected. The retiring Directors eligible for election at the forthcoming Annual General Meeting are Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang, Mr. Tang Jun and Dr. Lo Ka Shui.

Executive Committee

The Executive Committee is a decision-making administrative body under the Board that carries out its responsibilities on its behalf. Its members are appointed by the Board, and all executive Directors are eligible to be appointed as members. Existing members of the Executive Committee are Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Lu Shen, Mr. Qian Shi Zheng and Mr. Yao Fang; while Mr. Cai Lai Xing is also Chairman of the Committee. A total of ten meetings were held during the year (including those by way of written resolutions). The purpose of the Committee is to take charge of major decision making in relation to the day-to-day business of the Company, including investment, operation of assets, financial management, human resources and disclosure of information. It is in charge of business planning and overall management and supervision. It is also responsible for implementing the policies approved by the Board and reviewing major business activities and project investment. Day-to-day management is delegated to senior management, which reports directly to the Executive Committee and the management team. See pages 37 and 38 of this annual report and the Company's website for profiles of senior management.

Corporate Governance

Audit Committee

The Audit Committee is a standing committee under the Board and plays a vital role in corporate governance. Established in 1998, it comprises three independent non-executive Directors, Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis. Dr. Lo Ka Shui is the Chairman, while the Company Secretary acts as Secretary for the Committee. The Audit Committee is responsible for reviewing accounting policies and practices adopted by the Group. It also discusses matters related to financial reporting, as well as internal control and audit, and reports to the Board with recommendations in respect of the above matters as well as to the operating risks faced by the Group. This serves as the Board's reference when making decisions. The Committee met three times during the year, discussing the Group's annual results for 2003, interim results for 2004, and reviewing internal control matters.

Remuneration Committee

To further enhance standards of corporate governance, the Company established a Remuneration Committee last August. It is mainly responsible for making recommendations to the Board related to remuneration policy and structure for Directors and senior management. The Committee comprises three independent non-executive Directors – Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis, and two representatives from the management – Mr. Qu Ding and Mr. Cheng Qi Yong. Dr. Lo Ka Shui is the Chairman, while the Company Secretary acts as Secretary. During the year, the Committee held one meeting, primarily reviewing existing remuneration and benefit packages and the remuneration policy for Directors and senior management.

Investment Appraisal Committee

The Investment Appraisal Committee comprises representatives from different functional departments of the Company, including Hong Kong and Shanghai professionals in investment management, finance, legal affairs and related sectors. The role of the Committee is to appraise the Company's investment projects, based on the Company's overall business investment strategies, from different perspectives. After conducting comprehensive analysis and discussion of key project elements, such as industry background, organizational structure, business development plans, return on investment, financial risk and legal issues, the Committee submits independent professional advice and reports to the management team. Such appraisal will also be submitted to the Executive Committee for approval, subject to guidelines regarding corporate investment decision-making process. During the year, the Committee conducted appraisals on seven projects.

Internal Control

The Group endeavours to implement a sound risk management and internal control system. The objectives of such a system are to provide early warning for the risks existed in business operations and financial management and monitor the reasonableness of decisions in operations and resources allocation. During the period under review, an external professional advisor, KPMG, was also engaged to perform an independent performance appraisal of the internal audit functions of the Group, to assist the Group in further enhancing its risk management and internal control system.

The Internal Audit Department is mainly responsible for monitoring the internal control system of the Group (including all its major subsidiaries) to ensure prudent and proper operation. The audit covers financial controls, business operations, compliance and risk management. The department also conducts independent reviews, assessment and follow-up procedures. This ensures that there is a clear distinction between authority and responsibilities within the management structure, and that the various member units accomplish business targets and/or financial performance benchmarks. The Internal Audit Department is independent of other functional departments, directly reports to Chief Executive Officer/Deputy CEOs and the Audit Committee, and submits independent reports on a regular basis. The representative(s) of the Internal Audit Department are required to attend every Audit Committee meeting and answer questions and enquiries raised by members of the Audit Committee.

Corporate Governance

Code of Best Practice

Throughout the year ended 31st December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the said code has been replaced by the Code on Corporate Governance Practices which came into effect on 1st January 2005, except that non-executive Directors of the Company are not appointed for a specific term, but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles. In January 2005, the Company entered into service agreements with three independent non-executive Directors, specifying their terms of office.

Human Resources

The success of an enterprise hinges on the pooled wisdom, teamwork, diligence and innovative spirit of its employees. Capable staff are indispensable to the long-term development of a corporation. The Company recruits a wide range of talented individuals according to its needs, making appropriate job deployment or assignment of duties based on the potential and aspirations of each staff member. Moreover, guidance and training are provided to staff in line with the development plans of the Company, to achieve mutual growth and share the success accomplished through the concerted efforts of employees and the Company as a whole.

Remuneration and Benefits

A set of effective remuneration policies has been formulated to determine remuneration and benefits for all staff. Through its performance appraisal mechanism, the Company carries out an annual review in accordance with the business performance of the Company, individual performance of staff, and market remuneration levels, to offer staff a reasonable and competitive compensation package. During the year, the Group completed the acquisition of a controlling stake in Shanghai Industrial United Holdings Co. Ltd. and Liaoning Herbapex Pharmaceutial (Group) Co. Ltd., which are primarily engaged in the medicine business. Consequently, the total number of employees rose markedly over the previous year, to 7,409 (2003: 3,700), of whom 6,823 were stationed in Mainland China (2003: 3,109). This year, staff salaries, allowances and bonuses (including Directors) totalled HK$364.63 million (2003: HK$326.23 million). Meanwhile, to ensure effective recruitment and retention of talent, the Company offers staff a compensation package that includes a pension scheme, cash allowances, and medical and personal accident insurance.

As well as operating a defined contribution pension scheme for all qualified employees, in compliance with Hong Kong's Mandatory Provident Fund Schemes Ordinance, the Company also operates a mandatory provident fund scheme. All employees who join the Company after the enactment of the Ordinance are required to participate. Assets of the two schemes are administered separately by an independent custodian, in accordance with relevant laws and regulations. During the year, payment to retirement benefits schemes was approximately HK$24.21 million (2003: HK$20.40 million).

A share option scheme flexibly provides incentives to Directors and employees. The Company adopted a new share option scheme on 31st May 2002, and granted options to subscribe for 27.25 million shares. During the year ended 31st December 2004, options to subscribe for approximately 10.47 million shares were exercised and 500,000 shares lapsed. In addition, the Company adopted the share option scheme of Mergen Biotech Limited ("Mergen"), as approved by the Shareholders of the Company at its extraordinary general meeting held on 28th May 2004. The first batch of Mergen share options was granted on 31st December 2004. The Group owns an 85 percent interest in Mergen, a subsidiary whose principal asset is a 73.26 percent stake in Shanghai Sunway Biotech Co., Ltd., which specializes in developing and manufacturing anti-cancer medicines. The primary purpose of adopting the Mergen share option scheme was to offer eligible participants the opportunity to have a financial stake in the Company, encouraging them to meet their work performance, with the aim to appreciate Mergen's value. Details of the Company's and Mergen's share option schemes are contained in note 33 to the financial statements.

Human Resources

Employee Training

The Company values the vital contribution made by its employees, and places great emphasis on fostering staff capabilities and supporting their growth. We also recognise that, in a knowledge-based and increasingly competitive environment, a competent, dedicated and committed team of employees can crucially contribute to improve business performance. During the year, the Company offered a variety of internal training programmes and corporate exchange activities to staff at all levels, with a view to expanding their job-related knowledge. These included seminars on specific topics, interpretations of laws and regulations, financial management, and seminars on corporate investment for its member enterprises. Meanwhile, allowances are available to staff to take job-related courses. This scheme seeks to encourage employees to continue their education after work, improve themselves and broaden their mind horizons, allowing them to make a greater contribution to the Company.

Employee Relations

The Company devotes a great deal of energy to communicating with employees at all levels and encourages them to express opinions directly to the management about the Company's operation, future development strategies, and other matters of interest to employees. Regular staff meetings are held to explain new investment initiatives, business prospects, and management philosophy, among other matters, to give employees a better understanding of the companies they belong to, and help them perform their duties with dedication and an awareness of the development direction of the Group. Since most staff are stationed either in Hong Kong or Shanghai, in order to enhance communication, the Company arranges visits between both cities and exchange meetings for the management staff of member enterprises. This helps staff share knowledge and exchange experience, which cultivates teamwork, and enhances their identification and sense of belonging with the corporation.

Investor Relations

The Management highly values investor relations and good communications with investors, so as to achieve a high level of corporate transparency. The Group releases timely information of its business development through different channels. In addition to information set out in its annual and interim reports, the Group's latest business activities are reported from time to time at press conferences or through announcements. All relevant information is posted on the Company's website, www.sihl.com.hk, which also features hyperlinks to the websites of the Group's major subsidiaries and associated companies.

Shareholders are encouraged to communicate directly with the Management and express their valuable opinions regarding business operation and financial information about the Group at each Annual General Meeting. Following the announcement of annual and interim results, the Management holds press conferences, analyst briefings and telephone conference calls with overseas institutional investors to answer investors' questions about the Group's business operations and financial positions. During the year, the Group participated in seven major investor conferences and symposiums organized by mainland and overseas institutions One-on-one meetings with more than a hundred local and overseas institutional investors were arranged, on topics of interest to investors including, the Group's investment strategy, business operation, and prospects within each business sector. Moreover, the Group has set up an investor relations electronic mail box (enquiry@sihl.com.hk), to enable investors to express their opinions and make enquiries.

Information is released in strict compliance with internal disclosure guidelines to ensure that it is carried out in a fair, timely and accurate manner. The Board assumes ultimate responsibility for the accuracy and completeness of such information.

To facilitate globalized trading of its shares, over the years the Group has maintained a global round-the-clock stock-trading platform. The American Depository Receipt (ADR) Program (Level 1) is currently in place for investors to conduct over-the-counter transactions in the United States. Each American Depository Receipt represents 10 ordinary shares of the Group. The Bank of New York is the depository bank for these receipts. The Group's shares are quoted on the London Stock Exchange as well through the London Automated Quotation System. Investors may obtain from the mass media quotation information for the Group's shares in the London system and the ADRs on every trading day.

The Company is currently a constituent stock in eleven indices, including Morgan Stanley Free China Index, Hang Seng China Enterprises Index, Standard & Poor's Asia Pacific 100 Index and FTSE/Xinhua China 25 Index.

Directors' and Senior Management Profiles

Directors

Executive Directors



Mr. CAI Lai Xing

Mr. Cai, aged 62, was appointed Chairman of the Company in March 1996. He is the Chairman of Shanghai Industrial Investment (Holdings) Co. Ltd. and is also a director of Semiconductor Manufacturing International Corporation. He graduated from Tongji University. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic work such as planning, finance and research. In addition, he was Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government's Research Office. He has decades of experience in economics, finance and enterprise management, and in 1988, in recognition of his outstanding contribution, was accredited as a State-Class Economist. Mr. Cai is presently a member of the National Committee of the Chinese People's Political Consultative Conference.



Mr. QU Ding

Mr. Qu, aged 55, was appointed Vice Chairman of the Company in August 2004. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in January 1996, and is an executive director and executive vice president of SIIC. He graduated from Northeast Normal University, majored in Economic Management. Mr. Qu is designated an Economist. He was the Director of the Department of International Exchange & Cooperation of Shanghai Municipal Personnel Bureau, Director of Shanghai Municipal Professional Examinations Centre and Director of the Public Officials Training Centre of Shanghai Municipal Personnel Bureau. Mr. Qu has over 30 years' experience in the fields of human resources and economic management.



Mr. LU Ming Fang

Mr. Lu, aged 48, was appointed an Executive Director and Chief Executive Officer of the Company in January 2002. He is a Vice President of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") and is the chairman of S.I. Pharmaceuticals Group Ltd., Shanghai Sunway Biotech Co. Ltd. and Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd., the vice chairman of General Water of China Co. Ltd., Shanghai Pudong International Container Terminals Ltd. and Lianhua Supermarket Holdings Co. Ltd. He is also a director of Shanghai Industrial United Holdings Co. Ltd. ("SI United") and Shanghai Information Investment Inc. He graduated from Fudan University with a master's degree in economics and The Chinese University of Hong Kong with a master's degree in professional accounting, and is designated a senior economist. Mr. Lu has worked for Shanghai Medical Materials Company, Shanghai Municipal Drug Administration, Shanghai Wen Hui Bao and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He joined SIIC in July 1995. He was deputy general manager of the assets management department of SIIC, a director and executive deputy general manager of Shanghai S. I. Capital Co. Ltd., managing director of SI United, assistant president of SIIC and general manager of its planning and finance department. He has over 20 years of management experience, including over 10 years' working experience in investment banking and listed companies.

Directors' and Senior Management Profiles



Mr. LU Da Yong

Mr. Lu, aged 57, was appointed an Executive Director of the Company in March 1996. He is the Executive Deputy CEO of the Company, and an Executive Director of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"). He is also chairman of Nanyang Brothers Tobacco Co. Ltd., vice chairman of Shanghai SIIC Transportation Electric Co. Ltd., and a director of The Wing Fat Printing Co. Ltd. He graduated from the Party School of Shanghai where he majored in industrial enterprise management. He was the deputy general manager of Shanghai Tobacco (Holdings) Company and factory director of the Shanghai Cigarette Factory in the PRC. He has over 30 years of experience in the tobacco industry.



Mr. DING Zhong De

Mr. Ding, aged 55, was appointed an Executive Director of the Company in January 2004. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in May 1997. He is a director of SIIC and is the chairman of Shanghai Industrial United Holdings Co. Ltd. and the vice chairman of SIIC Shanghai (Holdings) Co. Ltd. He is also the chairman of Shanghai Industrial United Holdings Medical Co. Ltd. and Shanghai Huarui Investment Co. Ltd. He obtained a master's degree in business management from Fudan University and holds the designation of senior economist. He was the Deputy Director of Shanghai Municipal Party Committee's Research Office. He has extensive experience of economic research and enterprise management.



Mr. LU Shen

Mr. Lu, aged 48, was appointed an Executive Director of the Company in January 2004. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in April 1997 and is a director and general manager of Shanghai Industrial United Holdings Co. Ltd. He is also a assistant president of SIIC, the chairman of Changzhou Pharmaceutical Co. Ltd., Liaoning Herbapex Pharmaceutical (Group) Co. Ltd., Shanghai Medical Instrument Co. Ltd., Guangdong Techpool Biochem. Pharma. Co. Ltd. He graduated from Shanghai Technology University with a bachelor's degree in wireless engineering and obtained a master's degree in business administration from Shanghai Jiaotong University. Mr. Lu is designated a senior economist. He was Secretary-General of the Communist Youth League, Shanghai Party and the chairman of Shanghai City Hotel. He has extensive experience in enterprise management.



Mr. QIAN Shi Zheng

Mr. Qian, aged 52, was appointed an Executive Director of the Company in January 2002. He graduated from Fudan University with a master's degree in economics and a doctorate in management. He was deputy head and associate professor of the faculty of accountancy at Fudan University. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in January 1998, and served as chief accountant, general manager of the internal audit department and deputy general manager of the planning and finance department, and is currently chief financial officer of SIIC. He has over 20 years' experience in theory and practice of finance and accounting.

Directors' and Senior Management Profiles



Mr. YAO Fang

Mr. Yao, aged 35, was appointed an Executive Director of the Company in May 2003. He is a director and general manager of SIIC Management (Shanghai) Ltd., the chairman of Shanghai Huizhong Automotive Manufacturing Co. Ltd., Shanghai Wanzhong Automotive Components Co. Ltd., vice chairman of Bright Dairy and Food Co. Ltd. and director of Shanghai Industrial United Holdings Co. Ltd. , Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd., Jinhua Jinyong Expressway Construction & Investment Co. Ltd. and Shanghai Information Investment Inc. He also is a director of Shanghai Industrial Development Co. Ltd. and an alternate director of Semiconductor Manufacturing International Corporation. He graduated from The Chinese University of Hong Kong with a master's degree in business administration. After working for Bank of Communications (Shanghai branch) and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.), Mr. Yao joined Shanghai Industrial Investment (Holdings) Co. Ltd. in April 1996. He has over 10 years' experience of money and capital market operations.



Mr. TANG Jun

Mr. Tang, aged 38, was appointed an Executive Director of the Company in August 2004. He graduated from the Chinese Communist Party School, majored in economics and management. Mr Tang holds the designation of auditors, and is an Associate of the Chinese Institute of Certified Public Accountants. Mr. Tang was Vice Director of the Foreign Funds Utilization Auditing Department, Shanghai Municipal Auditing Bureau, and has over ten years' practical experience in the fields of auditing and finance.

Independent Non-executive Director



Dr. LO Ka Shui

Dr. Lo, aged 58, was appointed an Independent Non-executive Director of the Company in March 1996. He graduated with Bachelor of Science Degree from McGill University and a M. D. from Cornell University. He is also certified in Cardiology. He has more than 25 years' experience in property and hotel development and investment both in Hong Kong and overseas. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited, and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He is also a Director of Hong Kong Exchanges and Clearing Limited and had served as Chairman of the Listing Committee for the Main Board and the Growth Enterprise Market.



Prof. WOO Chia-Wei

Prof. Woo, aged 67, was appointed an Independent Non-executive Director of the Company in March 1996. He is currently Senior Advisor of Shui On Holdings Limited and President Emeritus of the Hong Kong University of Science and Technology. He serves on the Commission on Strategic Development and Council of Advisors on Innovation and Technology of HKSAR and also the Chinese People's Political Consultative Conference.

Directors' and Senior Management Profiles



Mr. LEUNG Pak To, Francis

Mr. Leung, aged 50, was appointed an Independent Non-executive Director of the Company in March 1996. He is presently the Chairman, Asia of Citigroup Global Markets Asia Limited and a Director of Digital China Holdings Limited. He has over 24 years of experience in corporate finance involving in capital raisings, mergers and acquisitions, corporate restructuring and reorganisation, investments and other general corporate financing advisory activities in Hong Kong and China. In 1980, Mr. Leung graduated with a master's degree in business administration from University of Toronto, Canada.

Senior Management



Mr. ZHOU Jie

Mr. Zhou, aged 37, was appointed a Deputy CEO of the Company in January 2002. He is the chief strategic officer of Shanghai Industrial Investment (Holdings) Co. Ltd. He is also the vice chairman of Hangzhou Huqingyutang Pharmaceutical Co. Ltd.; a director of Shanghai Industrial Limited Holdings Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Xiamen Traditional Chinese Medicine Co. Ltd. and Shanghai Sunway Biotech Co. Ltd. and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. He graduated from Shanghai Jiaotong University with a master's degree in engineering management. Mr. Zhou joined Shanghai Industrial Investment (Holdings) Co. Ltd. in May 1996 and he previously held the positions of chairman and general manager of Shanghai SI. Capital Co. Ltd. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanquo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He has over 10 years' experience in investment banking and capital market operations.



Ms. WANG Xiao Dong, Shanel

Ms. Wang, aged 43, was appointed a Deputy CEO of the Company in August 2002. She is also a director and general manager of General Water of China Co. Ltd. She graduated from Peking University with a bachelor's degree in law. She has worked for the Chinese Securities Market Research and Planning Centre, DBS Asset Management Ltd. and BOC International Holdings Ltd. and served as dealer in bond, capital and stock markets, fund manager of DBSAM and managing director of BOCI Asia Ltd. Ms. Wang has more than 10 years' professional experience in the field of securities, investment and corporate finance.

Directors' and Senior Management Profiles



Ms. WONG Mei Ling, Marina

Ms. Wong, aged 38, joined the Company in March 1997 and was appointed Company Secretary of the Company in October 2004. She is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries. She graduated from City University of Hong Kong with a bachelor's degree of arts in accountancy. She also holds a master's degree in business administration awarded by the University of Wales and the University of Manchester in the United Kingdom. Ms. Wong has over 10 years of professional experience in company secretarial practice.



Mr. LEUNG Lin Cheong, Roger

Mr. Leung, aged 51, was appointed Chief Legal and Compliance Officer of the Company in October 2004. He is also the Chief Legal and Compliance Officer of Shanghai Industrial Investment (Holdings) Co. Ltd. He joined the Company as company secretary in March 1996. He is a Fellow of The Institute of Chartered Secretaries and Administrators, The Hong Kong Institute of Company Secretaries, The Chartered Institute of Management Accountants and the Hong Kong Institute of Certified Public Accountants. He also holds a master's degree in business administration from Brunel University in U.K. in conjunction with Henley Management College. He has many years of management experience in legal affairs and compliance, listed corporate secretarial practice and administration.



Mr. ZHAI Pu, Philip

Mr. Zhai, aged 30, was appointed Head of Investments for the Company in November 2003. He graduated from Tsinghua University with a bachelor's degree in engineering. He obtained his PhD degree from Cambridge University. His research interests have been focusing on business strategy for MNCs in China, sino-foreign joint venture management and investment analysis. He worked for Cybercity Investments and Vision Century Corporation, participating in the co-ordination of project investment and capital management in Hong Kong and Mainland China.



Ms. CHAN Yat Ying, Cherie

Ms. Chan, aged 37, is the Qualified Accountant of the Company, was appointed the Chief Financial Officer of the Company in September 2004. She graduated from The University of Hong Kong with a bachelor's degree in social sciences. She also holds a master's degree in financial management awarded by the University of London. Ms. Chan is a member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Ms. Chan has extensive working experience in banking and accounting professions.

Directors' and Senior Management Profiles

Senior Management of Member Companies

Mr. LI Wei Da

Mr. Li, aged 57, is the vice chairman of SIIC Management (Shanghai) Ltd. and a vice president of Shanghai Industrial Investment (Holdings) Co. Ltd., the chairman of Chia Tai Qingchunbao Pharmaceutical Co. Ltd. and vice chairman of Shanghai Jahwa United Co. Ltd. He graduated from Shanghai Second Polytechnical University with a degree in auto control. He was the deputy general manager of Shanghai Bearing Limited. Mr. Li has over 30 years' experience of industrial enterprise management.

Mr. CHEN Shu Zi

Mr. Chen, aged 57, is the vice chairman of Nanyang Brothers Tobacco Co. Ltd., chairman of Xiamen Traditional Chinese Medicine Co. Ltd., vice chairman of Guangdong Biolight Medical Technology Co. Ltd. and a director of E-COM Technology Ltd. He joined SIIC Shanghai Holdings Co. Ltd. as general manager of the enterprise management department in October 1998. He graduated from Fudan University with a master's degree in economics and management. He was a director and deputy general manager of Shanghai Rubber Tyre (Group) Limited. He has extensive professional experience of enterprise management.

Mr. WEN Song Quan

Mr. Wen, aged 58, is the chairman and general manager of The Wing Fat Printing Co. Ltd. He is also a director of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the Shanghai Academy of Printing. He was deputy head of the Shanghai No. 10 Printing Factory, head of the People's Printing Machinery Construction Factory, deputy head of the Committee of China Printing Association and the general manager of the Shanghai Packaging Company. Mr. Wen has extensive experience of printing management.

Mr. JIANG Ben Fu

Mr. Jiang, aged 59, is the general manager of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and a director of SIIC Management (Shanghai) Ltd. and Jinhua Jinyong Expressway Construction & Investment Co. Ltd. He graduated from Jiangxi Finance and Economy Institution where he majored in accountancy, and he is designated an accountant. He was the deputy general manager of CNTIC Nan Fang I&E Co. and has over 30 years' experience of finance and enterprise management.

Mr. FENG Gen Sheng

Mr. Feng, aged 70, is the vice chairman and chief executive of Chia Tai Qingchunbao Pharmaceutical Co. Ltd., the chairman of China (Hangzhou) Qingchunbao Group Co. Ltd. and the chairman of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. He is designated a senior economist and is a certified pharmacist. He was the first ever recipient of the country's Excellent Entrepreneur of the State award. He has been a director of Hangzhou No. 2 Chinese Herbal Medicine Factory since 1972, and has over 50 years of experience in the pharmaceutical industry and enterprise management.

Ms. WANG Jia Feng

Ms. Wang, aged 53, is the chairman and general Manager of Bright Dairy and Food Co. Ltd. She is the vice president of IDF China, deputy director of the China Dairy Association, deputy director of the China Industrial Association and the Chairman of Shanghai Dairy Association. She was the director of Industrial & Foreign Economical Division SAICG and the chairman and general manager of Shanghai Dairy (Group) Co., Ltd. Ms. Wang graduated from Central TV University with a degree in engineering enterprise management. She furthered her study at East China Normal University and obtained a master's degree in international economics, subsequently obtained a EMBA master's degree from China Europe International Business School. She holds the designation of senior economist and has received the Excellent Enterpreneur of the State award. She has over 30 years' experience of enterprise management.

Directors' and Senior Management Profiles

Mr. ZHANG Hong

Mr. Zhang, aged 39, is a director and general manager of Shanghai Huizhong Automotive Manufacturing Co. Ltd. and Shanghai Wanzhong Automotive Components Co. Ltd. He graduated from Nanchang Institute of Aeronautical Technology with a bachelor's degree in material engineering and welding. He served as deputy head of the technical section of Shanghai Automobile Chassis Plant and general manager of Shanghai Automotive Brake Systems Co. Ltd. He has over 10 years of experience in the automotive components industry.

Mr. HU Fang

Mr. Hu, aged 55, is the president of Shanghai Sunway Biotech Co. Ltd. He graduated from Shanghai Second Medical University with a doctorate degree, and later conducted postdoctorate study at the University of California, San Francisco. He was the chairman of Hangzhou Jiu Yuan Gene Engineering Company, president of Zhongshi International Biotic Medical Group and the head of Beijing Saiyin Biological Technology Research Institute. He has over 20 years' experience of biogenetic study.

Mr. QIAN Yi

Mr. Qian, aged 52, is the vice chairman and executive president of Shanghai Sunway Biotech Co. Ltd. He graduated from Fudan University with a bachelor's degree in enterprise management and obtained a master's degree in business administration from East China Normal University. He holds the designation of senior economist. He served as deputy head of Shanghai Boiler Works Ltd., deputy chief economist of Shanghai heavy Machinery Plant, Head of Shanghai Electric (Group) Corp. He has extensive experience in economics and enterprise management and infrastructure project management.

Mr. FENG He

Mr. Feng, aged 47, is a director and general manager of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. He is designated an economist and has served as head of the supply and marketing section of Hangzhou Huqingyutang Pharmaceutical Factory, the manager and head of foreign trade section of Hainan Qingyu Industrial Company and the deputy director of sales and executive deputy general manager of Hangzhou Huqingyutang Pharmaceutical Factory Co. Ltd. He has over 20 years of experience in the pharmaceutical industry.

Mr. QIANG Shi Fa

Mr. Qiang, aged 38, is a director and general manager of Xiamen Traditional Chinese Medicine Co. Ltd. He graduated from Xiamen University where he majored in chemistry and obtained a master's degree in science. He is a certified pharmacist, and holds the designation of senior engineer. Mr. Qiang joined Xiamen Traditional Chinese Medicine Factory in 1990. He was the general manager of Xiamen Dinglu Ind. Corp. and factory director of Xiamen Traditional Chinese Medicine Factory. He has extensive experience of enterprise management in the pharmaceutical industry.

Mr. ZHENG Ji Yu

Mr. Zheng, aged 42, is the vice chairman and general manager of Liaoning Herbapex Phamacentical (Group) Co. Ltd. He graduated from L'Ecole Nationale Superieure des mines de Nancy with a master's degree. He is designated an economist. Mr. Zheng was recognized as an Excellent Entrepreneur of Liaoning Province, one of the Top Ten Young Enterprepreneurs of Liaoning Province and is a representative of Liaoning Province for the Tenth National People's Congress. Before he took up his current position in 1999, he was the Office Director of the Real Estate Management Office of Huanren County, Liaoning Province and the Chief of Guaimozi Town of Huanren County. He has over 20 years of experience in local government administration and enterprise management.

Directors' and Senior Management Profiles

Mr. SUN Wei Guo

Mr. Sun, aged 53, is the director and deputy general manager of Shanghai Industrial Limited Holdings Co. Ltd. He graduated from East China Normal University with a master's degree, and holds the designation of economist. He was deputy chief of the labour relations section of Shanghai Dongfeng Farm and general manager of Shanghai Agriculture, Industry & Commerce Group Xiangming Corporation. He has several decades experience in enterprise management.

Mr. WANG Zhen

Mr. Wang, aged 46, is the deputy general manager of Shanghai Industrial United Holdings Co. Ltd. He graduated from Macao University of Science and Technology with a master's degree in business administration. He was the deputy director of Shanghai No. 3 Traditional Chinese Medicines Factory and worked for Shanghai Medicinal Material Export Company Limited as manager, for Shanghai Medicinal Material Patent Medicine Company as deputy general manager, for Shanghai Lei's Pharmaceutical Co. Ltd. as chairman, and for Shanghai Pharmaceutical (Group) Co. Ltd. as heads of the marketing department and operation & management department. He has extensions experience in the pharmaceutical business

Mr. LI Qiu

Mr. Li, aged 49, is the general manager of Shanghai Medical Instruments Co. Ltd., and chairman of Heraeus Kulzer Dental Co. Ltd. He is the vice president of Shanghai Medical Instrument Trade Association. He was the vice chief supervisor and general manager of Shanghai Medical Instrument Group. He graduated from Shanghai Normal University with a bachelor's degree in politics, and later obtained a master's degree in economics from Fudan University. He has over 30 years of experience in the medical instrument industry.

Mr. MA Xiao Peng

Mr. Ma, aged 58, is the chairman and general manager of both Changzhou Pharmaceutical Co. Ltd. and Changzhou Pharmaceutical Factory Co. Ltd. and chairman of Changzhou Pharmacy Co. Ltd. He was the director of Changzhou No. 4 Pharmaceutical Factory and director of Changzhou Sanitary Materials Factory. He graduated from Jiangsu Radio and TV University, majored in industry and enterprise management, and obtained a post-secondary qualification. He holds the designation of senior economist and is known as one of Jiangsu's most prominent entrepreneurs. He has over 30 years' experience of the production, operation and management of pharmaceutical enterprises.

Mr. FU He Liang

Mr. Fu, aged 44, is the president of Guangdong Techpool Biochem Pharma Co. Ltd. He is employed as a part-time professor in the department of biology at Peking University and also serves as a consultant to the Expert Group on Biotechnology for the Guangzhou Municipal Government, executive council member of China Biochemical Pharmaceutical Industry Association, executive member of the Guangdong Pharmaceutical Association and a member of the Guangdong Committee of the Chinese People's Political Consultative Conference. He worked for Jinhua Bioscience United Co. as general manager. Mr. Fu graduated from Nanjing University with a doctorate in biochemistry. He is designated a senior pharmaceutical engineer.

Mr. WANG Su Nan

Mr. Wang, aged 54, is the director and general manager of SI United Changcheng Pharmaceutical Co. Ltd. He was the director of Yakeshi Medicine Factory in Inner Mongolia, director of Yakeshi Animal Medicine Factory, deputy general manager of Changzhou Pharmaceutical Co. Ltd. and director of Changzhou Pharmaceutical Factory. He furthered his professional studies and acquired a post-secondary qualification in pharmacy at the Shenyang Pharmacy Institute. He is designated senior engineer, pharmacist and economist, and has over 30 years of experience in the pharmaceutical industry and enterprise management.

Directors' and Senior Management Profiles

Ms. YU Xiao Li

Ms. Yu, aged 42, is the director and general manager of Chifeng Aike Pharmaceutical Technology Co., Ltd. She was deputy section head of the technology division and deputy director of the Medicine Research Institute of Chifeng Pharmaceutical Factory. She graduated with a bachelor's degree from Shenyang Pharmaceutical University and is designated senior engineer. She has approximately 20 years' experience of pharmaceutical research and development, and in enterprise management.

Mr. LI Zhan Wen

Mr. Li, aged 42, is the director and general manager of Chifeng Mengxin Pharmaceutical Co. Ltd., and chairman of both Chifeng Leimeng Medicine Distributing Co. Ltd. and Chifeng Leimeng Pharmacy Chain Co. Ltd. He was the operation director of Chifeng Pharmaceutical Factory, and deputy general manager of Chifeng Pharmaceutical (Group) Co. Ltd. He has over 20 years of experience in enterprise management.

Directors' Report

The Directors have pleasure in presenting their annual report and the audited financial statements of Shanghai Industrial Holdings Limited (the "Company") and its subsidiaries (collectively referred to as "the Group") for the year ended 31st December 2004.

Principal Activities

The Company is an investment holding company.

Principal Subsidiaries, Jointly Controlled Entities and Associates

Details of the principal subsidiaries, jointly controlled entities and associates at 31st December 2004 are set out in notes 47, 48 and 50 to the financial statements respectively.

Results and Dividends

The results of the Group for the year ended 31st December 2004 are set out in the consolidated income statement on page 53 of this annual report.

An interim dividend of HK20 cents per share was paid during the year. The Directors recommended a final dividend of HK35 cents per share to the Shareholders whose names, appear on the register of members of the Company on 26th May 2005.

Financial Summary

A summary of the financial information of the Group for the year ended 31st December 2004 and the financial information of the Group for the previous four years is set out on page 20 of this annual report.

Share Capital

Changes in the share capital of the Company during the year are set out in note 32 to the financial statements.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 34 to the financial statements.

Investment Properties

At 31st December 2004, the investment properties of the Group were revalued by an independent property valuer based on an open market value on existing use at HK$45.7 million. The valuation did not give rise to any surplus or deficit. Details are set out in note 14 to the financial statements.

Property, Plant and Equipment

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 15 to the financial statements.

Directors and Directors' Service Contracts

The Directors of the Company during the year and up to the date of this report were:

Executive Directors

Cai Lai Xing	*(Chairman)*	
Qu Ding	*(Vice Chairman)*	(appointed on 28th August 2004)
Lu Ming Fang	*(Chief Executive Officer)*	
Lu Da Yong	*(Executive Deputy CEO)*	
Ding Zhong De		(appointed on 19th January 2004)
Lu Shen		(appointed on 19th January 2004)
Qian Shi Zheng		
Yao Fang		
Tang Jun		(appointed on 12th June 2004)
Chen Wei Shu		(resigned on 19th January 2004)
Li Wei Da		(resigned on 19th January 2004)
Lu Yu Ping		(resigned on 12th June 2004)
Zhou Jie		(resigned on 19th January 2004)
Ge Wen Yao		(resigned on 28th August 2004)
Huang Yan Zheng		(resigned on 19th January 2004)

Independent non-executive Directors

Lo Ka Shui
Woo Chia-Wei
Leung Pak To, Francis

In accordance with Articles 92 and 101 of the Company's Articles of Association, Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang, Mr. Tang Jun and Dr. Lo Ka Shui retire and, being eligible, offer themselves for re-election.

The term of office of each of the non-executive Directors shall be terminated on whenever is the earlier of (i) 1st January 2008 and (ii) the non-executive Directors ceasing to be a Director for any reasons pursuant to the Company's Articles of Association or any other applicable laws.

None of the Directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31st December 2004, the interests and short position of the Directors and Chief Executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Future Ordinance ("SFO"), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(I) Interests in shares and underlying shares of the Company

(a) Ordinary shares

Name of Director	Capacity	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Cai Lai Xing	Beneficial owner	4,000,000	0.42%
Qu Ding	Beneficial owner	750,000	0.08%
Lu Ming Fang	Beneficial owner	4,200,000	0.44%
Lu Da Yong	Beneficial owner	2,700,000	0.28%
		11,650,000	1.22%

All interests stated above represented long positions.

(b) Share options

Name of Director	Capacity	Number of options held	Number of underlying shares	Percentage of the issued share capital of the Company
Qu Ding	Beneficial owner	500,000	500,000	0.05%

(II) Interests in shares of Shanghai Industrial United Holdings Co. Ltd. ("SI United"), a subsidiary of the Company

Publicly tradable shares

Name of Director	Capacity	Number of issued shares held	Percentage of the total issued share capital of SI United
Lu Ming Fang	Beneficial owner	15,000	0.005%
Ding Zhong De	Beneficial owner	15,000	0.005%
Lu Shen	Beneficial owner	12,000	0.004%

All interests stated above represented long positions.

Save as disclosed above, as at 31st December 2004, none of the Directors nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options

Particulars of the share option schemes adopted by the Group are set out in note 33 to the financial statements.

During the year, the movements in the share options to subscribe for the Company's shares were as follows:

	Month of grant	Exercise price per share HK$	Outstanding at 1.1.2004	Reclassified during the year	Exercised during the year	Outstanding at 31.12.2004
Category 1: Directors						
Lu Ming Fang	July 2001	10.432	1,500,000	–	(1,500,000)	–
Lu Yu Ping (note (i))	March 2001	10.496	1,550,000	(1,550,000)	–	–
Qu Ding (note (ii))	September 2002	11.710	–	500,000	–	500,000
Total for Directors			3,050,000	(1,050,000)	(1,500,000)	500,000
Category 2: Employees						
	March 2001	10.496	–	1,550,000	(1,550,000)	–
	September 2002	11.710	26,120,000	(500,000)	(9,840,000)	15,780,000
Total for employees			26,120,000	1,050,000	(11,390,000)	15,780,000
Total for all categories			29,170,000	–	(12,890,000)	16,280,000

Notes:

(i) No share options were exercised by Mr. Lu Yu Ping during the period prior to his resignation as a Director of the Company on 12th June 2004.

(ii) No share options were exercised by Mr. Qu Ding during the period after his appointment as a Director of the Company on 28th August 2004.

Share options granted under the Company's share option schemes are exercisable during the three and a half years commencing on the expiry of six months after the date of acceptance of the share options.

The weighted average closing prices of the Company's shares immediately before the dates on which the options were exercised was HK$14.60.

Directors' Right to Acquire Shares and Debentures

Save as disclosed under the section of "Share Options" above, at no time during the year was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders

As at 31st December 2004, the interests and short positions of every position, other than the Directors and Chief Executives of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO, are set out below:

Ordinary shares

	Name of shareholder	Capacity	Number of issued ordinary shares beneficially held	Percentage of the issued share capital of the Company
(a)	*Long Positions*			
	Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC")	Interests held by controlled corporation(s)	550,278,562 *(notes (i) and (ii))*	57.4%
(b)	*Short Positions*			
	SIIC	Interests held by controlled corporation(s)	92,145,863 (note (iii))	9.6%

Notes:

(i) Shanghai Investment Holdings Limited ("SIH"), SIIC Capital (B.V.I.) Limited ("SIIC Capital BVI") and SIIC CM Development Limited ("SIIC CM Development") held 468,066,000, 80,000,000 and 10,000 ordinary shares in the Company respectively. SIIC owns 100% of SIIC CM Development and Shanghai Industrial Investment Treasury Company Limited ("STC") respectively whereas STC owns 100% of SIH which in turns owns 100% of SIIC Capital BVI.

(ii) SIIC Treasury (B.V.I.) Limited and SIIC CM Development Funds Limited, both of which are indirect wholly-owned subsidiaries of SIIC, acquired physically settled equity derivatives in respect of 1,824,290 and 378,272 underlying shares in the Company respectively, pursuant to which the issuer of the equity derivatives has the obligation to procure delivery of the said shares to the said respective companies under certain conditions.

(iii) SIIC was taken to have short positions in respect of 92,145,863 underlying shares in the Company whereby STC has issued an aggregate of HK$2,430,900,000 Zero Coupon Guaranteed Exchangeable Bonds due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company at an exchangeable price of HK$26.381 per share.

Save as disclosed above, no other interests or short positions in the shares or underlying shares of the Company were recorded in the register required to be kept under Section 336 of the SFO as at 31st December 2004.

Connected Transactions

Details of the discloseable connected transactions for the year are set out in note 45(I) to the financial statements. Save as disclosed therein, there were no other transactions which need to be disclosed as connected transactions in accordance with the requirements of Chapter 14A of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

The independent non-executive Directors have reviewed the connected transactions set out in note 45(I)(a) to the financial statements and in their opinion, these transactions entered into by the Group were:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms or on terms not less favourable than terms available to independent third parties; and

(iii) in accordance with the terms of the agreements governing such transactions or on terms that are fair and reasonable and in the interests of the Shareholders of the Company are concerned.

Directors' Interests in Contracts

There were no contracts of significance to which the Company, or any of its subsidiaries, and its holding company or any of its subsidiaries and in which a Director of the Company had a material interest, whether directly or indirectly, which subsisted at the end of the year or at any time during the year.

Competing Interests

The ultimate holding company of the Company, SIIC has interest in SIIC International Investment Co. Ltd. ("SIICI").

SIICI has interest in Shanghai SIIC SMU Biotech Co., Ltd. ("SMU Biotech"). SMU Biotech is principally engaged in the manufacturing and distribution of recombinant streptokinase for injection which is used for emergency treatment to dissolve blood clog from myocardial infection.

Save as disclosed above, during the year ended 31st December 2004, none of the Directors or the substantial shareholders of the Company had an interest in a business, which competes or may compete with the business of the Group.

Major Customers and Suppliers

During the year, both the aggregate sales attributable to the Group's five largest customers and the aggregate purchases attributable to the Group's five largest suppliers comprised approximately 33% of the Group's total sales and total purchases respectively. The sales attributable to the Group's largest customer were approximately 8% of the Group's total sales. The aggregate purchases attributable to the Group's largest supplier were approximately 11% of the Group's total purchases.

None of the Directors, their associates or any Shareholder which, to the knowledge of the Directors, owned more than 5% of the Company's issued share capital had any interest in the share capital of any of the five largest customers of the Group.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities.

Sufficiency of Public Float

According to the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained a sufficient public float throughout the year ended 31st December 2004.

Donations

During the year, the Group made charitable and other donations totalling HK$871,000.

Retirement Benefits Schemes

Details of the Group's retirement benefits schemes are set out in note 44 to the financial statements.

Post Balance Sheet Events

Details of significant post balance sheet events are set out in note 52 to the financial statements.

Model Code for Securities Transactions

The Company has adopted a code of conduct regarding securities transactions by directors of listed companies on terms no less exacting than the required standard set out in the Model Code, and have made enquiries with the Directors that they have complied with the Model Code.

Corporate Governance

The Company has complied throughout the year ended 31st December 2004 with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Company's Articles of Association.

The Company has received, from each of the independent non-executive Directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the independent non-executive Directors independent.

Auditors

A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board



Cai Lai Xing
Chairman

Hong Kong, 21st April 2005

Auditors' Report

Deloitte.
德勤

TO THE SHAREHOLDERS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業控股有限公司
(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 53 to 127 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 21st April 2005

Consolidated Income Statement

For the year ended 31st December 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	5	3,428,939	2,825,978
Cost of sales		(1,505,051)	(1,194,490)
Gross profit		1,923,888	1,631,488
Investment income	6	233,570	309,113
Other operating income		31,127	58,870
Distribution costs		(741,799)	(530,178)
Administrative expenses		(398,984)	(301,561)
Other operating expenses		(144,532)	(34,971)
Profit from operations	7	903,270	1,132,761
Finance costs	8	(19,317)	(31,001)
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	10	698,523	278,059
Share of results of jointly controlled entities		94,451	172,635
Share of results of associates		284,729	161,537
Allowance for amount due from a jointly controlled entity		(33,376)	(67,337)
Impairment losses recognised in respect of interests in an associate and jointly controlled entities and goodwill relating to a subsidiary		(191,232)	–
Profit from ordinary activities before taxation		1,737,048	1,646,654
Taxation	11	(231,979)	(241,904)
Profit before minority interests		1,505,069	1,404,750
Minority interests		(122,009)	(145,584)
Profit for the year		1,383,060	1,259,166
Dividends	12	495,067	451,112
Earnings per share	13		
– Basic		HK$1.45	HK$1.34
– Diluted		HK$1.43	HK$1.33

Consolidated Balance Sheet

At 31st December 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-Current Assets			
Investment properties	14	45,672	3,690
Property, plant and equipment	15	2,080,378	1,198,019
Toll road operating right	16	1,784,651	1,841,082
Intangible assets	17	39,206	–
Goodwill	18	346,204	256,736
Negative goodwill	19	(2,203)	–
Interest in jointly controlled entities	21	2,142,809	2,133,351
Interest in associates	22	4,367,157	3,210,651
Investments in other projects	23	51,032	87,709
Investments in securities	24	245,512	584,971
Loan receivable	25	2,748	5,043
Deposits paid on acquisition of property, plant and equipment	26	25,821	29,014
Deferred tax assets	37	33,232	–
		11,162,219	9,350,266
Current Assets			
Inventories	27	877,785	303,500
Trade and other receivables	28	1,487,294	898,144
Investments in securities	24	1,084,036	1,168,741
Placement of deposits with financial institutions		188,962	–
Pledged bank deposits	29	43,121	41,762
Bank balances and cash		5,766,464	5,313,041
		9,447,662	7,725,188
Current Liabilities			
Trade and other payables	30	1,226,846	395,594
Taxation payable		96,816	116,240
Short-term bank and other borrowings	31	1,240,645	819,945
		2,564,307	1,331,779
Net Current Assets		6,883,355	6,393,409
		18,045,574	15,743,675

Consolidated Balance Sheet

At 31st December 2004

	Notes	2004 HK$'000	2003 HK$'000
Capital and Reserves			
Share capital	32	95,864	94,575
Reserves		15,521,597	14,396,265
		15,617,461	14,490,840
Minority interests		1,476,786	380,934
Non-Current Liabilities			
Long-term bank and other borrowings	36	859,390	800,000
Deferred tax liabilities	37	91,937	71,901
		951,327	871,901
		18,045,574	15,743,675

The financial statements on pages 53 to 127 were approved and authorised for issue by the Board of Directors on 21st April 2005 and are signed on its behalf by:

Lu Ming Fang
Chief Executive Officer

Qian Shi Zheng
Executive Director

Balance Sheet

At 31st December 2004

	Notes	2004 HK$'000	2003 HK$'000
Non-Current Assets			
Property, plant and equipment	15	5,462	5,993
Interest in subsidiaries	20	13,393,063	12,762,134
Interest in a jointly controlled entity	21	141,673	164,045
		13,540,198	12,932,172
Current Assets			
Deposits, prepayments and other receivables		18,735	19,494
Dividend receivable		763,000	310,000
Bank balances and cash		2,127,892	2,600,688
		2,909,627	2,930,182
Current Liabilities			
Other payables and accrued charges		46,929	46,190
Short-term bank borrowings	31	800,000	800,000
		846,929	846,190
Net Current Assets		2,062,698	2,083,992
		15,602,896	15,016,164
Capital and Reserves			
Share capital	32	95,864	94,575
Reserves	34	14,206,837	13,861,956
		14,302,701	13,956,531
Non-Current Liabilities			
Amounts due to subsidiaries	35	500,195	259,633
Long-term bank borrowings	36	800,000	800,000
		1,300,195	1,059,633
		15,602,896	15,016,164

Lu Ming Fang
Chief Executive Officer

Qian Shi Zheng
Executive Director

Consolidated Statement of Changes in Equity

For the year ended 31st December 2004

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Investment property revaluation reserve HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	PRC statutory reserves HK$'000	Accumulated profits HK$'000	Total HK$'000
At 1st January 2003	93,630	9,788,241	1,071	299	7,795	(986,414)	266,642	4,326,542	13,497,806
Surplus arising on revaluation of investment property	–	–	–	215	–	–	–	–	215
Exchange difference arising from translation of financial statements of PRC operations	–	–	–	–	26,066	–	–	–	26,066
Share of exchange difference arising from translation of financial statements of PRC operations of a jointly controlled entity	–	–	–	–	72	–	–	–	72
Share of exchange difference arising from translation of financial statements of PRC operations of an associate	–	–	–	–	(65)	–	–	–	(65)
Net gain not recognised in the income statement	–	–	–	215	26,073	–	–	–	26,288
Exercise of share options	945	–	–	–	–	–	–	–	945
Premium arising on issue of shares	–	98,751	–	–	–	–	–	–	98,751
Expenses incurred in connection with the issue of shares	–	(88)	–	–	–	–	–	–	(88)
Realised on partial disposal of interest in a subsidiary	–	–	–	–	–	1,082	–	–	1,082
Realised on disposal of interest in subsidiaries	–	–	–	–	(38)	56,428	(4,491)	4,491	56,390
Realised on disposal of interest in an associate	–	–	–	–	(10)	1,622	–	–	1,612
Profit for the year	–	–	–	–	–	–	–	1,259,166	1,259,166
Transfers, net of minority interests' share	–	–	–	–	–	–	55,641	(55,641)	–
Dividends paid (Note 12)	–	–	–	–	–	–	–	(451,112)	(451,112)
At 31st December 2003	94,575	9,886,904	1,071	514	33,820	(927,282)	317,792	5,083,446	14,490,840

Consolidated Statement of Changes in Equity

For the year ended 31st December 2004

	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Investment property revaluation reserve HK$'000	Translation reserve HK$'000	Goodwill reserve HK$'000	PRC statutory reserves HK$'000	Accumulated profits HK$'000	Total HK$'000
At 1st January 2004	94,575	9,886,904	1,071	514	33,820	(927,282)	317,792	5,083,446	14,490,840
Exchange difference arising from translation of financial statements of PRC operations	–	–	–	–	2,119	–	–	–	2,119
Share of exchange difference arising from translation of financial statements of PRC operations of a jointly controlled entity	–	–	–	–	106	–	–	–	106
Share of exchange difference arising from translation of financial statements of PRC operations of an associate	–	–	–	–	6	–	–	–	6
Net gain not recognised in the income statement	–	–	–	–	2,231	–	–	–	2,231
Exercise of share options	1,289	–	–	–	–	–	–	–	1,289
Premium arising on issue of shares	–	145,854	–	–	–	–	–	–	145,854
Expenses incurred in connection with the issue of shares	–	(127)	–	–	–	–	–	–	(127)
Realised on disposal of interest in a subsidiary	–	–	–	–	(286)	–	(736)	736	(286)
Realised on deemed disposal of interest in a subsidiary	–	–	–	–	–	1,140	–	–	1,140
Impairment loss recognised in respect of goodwill relating to jointly controlled entities	–	–	–	–	–	88,637	–	–	88,637
Impairment loss recognised in respect of interest in an associate	–	–	–	–	(110)	–	–	–	(110)
Profit for the year	–	–	–	–	–	–	–	1,383,060	1,383,060
Transfers, net of minority interests' share	–	–	–	–	–	–	68,018	(68,018)	–
Dividends paid (Note 12)	–	–	–	–	–	–	–	(495,067)	(495,067)
At 31st December 2004	95,864	10,032,631	1,071	514	35,655	(837,505)	385,074	5,904,157	15,617,461

The accumulated profits of the Group include approximately HK$10.5 million (2003: HK$35.3 million) retained by jointly controlled entities and approximately HK$229.4 million (2003: HK$49.6 million) retained by associates.

The goodwill reserve comprises approximately HK$2,027 million (2003: HK$2,117 million) in respect of goodwill, approximately HK$52 million (2003: HK$52 million) in respect of negative goodwill and approximately HK$1,138 million (2003: HK$1,138 million) in respect of capital reserve which arose in 1997 upon reduction of share premium as confirmed by the Order of the High Court of Hong Kong.

The People's Republic of China ("PRC") statutory reserves are reserves required by the relevant PRC laws applicable to the Group's PRC subsidiaries, jointly controlled entities and associates.

Consolidated Cash Flow Statement

For the year ended 31st December 2004

	2004 HK$'000	2003 HK$'000
Profit from operations	903,270	1,132,761
Adjustments for:		
Dividend income from listed investments	(5,529)	(3,583)
Dividend income from unlisted investments	(23,408)	–
Income from investments in other projects	(4,058)	(8,254)
Interest income	(95,216)	(48,241)
Rental income	(2,838)	(2,959)
Amortisation of goodwill	15,462	6,412
Amortisation of toll road operating right	41,626	–
Release of negative goodwill	(9)	–
Depreciation and amortisation of property, plant and equipment	122,039	109,071
Allowance on doubtful debts and bad debts written off	19,135	10,326
Net unrealised holding gain on investments in securities	(85,928)	(167,528)
Gain on disposal of investments in securities	(16,593)	(78,548)
Loss on disposal of property, plant and equipment	4,434	6,266
Impairment loss recognised in respect of investments in other projects	36,677	3,231
Impairment loss recognised in respect of investments in securities	35,855	31,740
Operating cash flows before movements in working capital	944,919	990,694
(Increase) decrease in inventories	(226,227)	67,026
Decrease (increase) in trade and other receivables	8,832	(14,899)
Increase (decrease) in trade and other payables	218,378	(9,324)
Cash generated from operations	945,902	1,033,497
PRC income tax paid	(65,978)	(86,362)
Hong Kong Profits Tax paid	(114,672)	(48,243)
Hong Kong Profits Tax refunded	21	–
NET CASH FROM OPERATING ACTIVITIES	765,273	898,892

Consolidated Cash Flow Statement

For the year ended 31st December 2004

	Notes	2004 HK$'000	2003 HK$'000
INVESTING ACTIVITIES			
Purchase of investments in securities		(2,478,720)	(1,888,900)
Purchase of property, plant and equipment		(391,114)	(139,008)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	38	(390,815)	(1,897,295)
Increase in placement of deposits with financial institutions		(188,962)	–
Capital contributions to jointly controlled entities		(144,300)	(321,018)
Purchase of additional interest in subsidiaries		(7,063)	(500,491)
Proceeds from disposal of investments in securities		3,069,902	1,131,489
Decrease (increase) in bank deposits		692,215	(1,135,396)
Disposal of a subsidiary (net of cash and cash equivalents disposed of)	39	198,396	1,353
Dividends received from jointly controlled entities		103,474	29,280
Interest received		95,216	48,241
Dividends received from associates		79,631	85,405
Dividends received from unlisted investments		23,408	–
Dividends received from listed investments		5,524	3,583
Government grants received		5,321	14,151
Income received from investments in other projects		4,058	8,254
Decrease (increase) in deposits paid on acquisition of property, plant and equipment		3,193	(22,382)
Proceeds from disposal of property, plant and equipment		3,028	12,576
Rental income received		2,838	2,959
Repayment from a minority shareholder of a subsidiary		2,295	3,660
Proceeds from disposal of interest in jointly controlled entities		104	–
Repayment from an associate		3	102,604
Capital contributions to associates		–	(497,336)
Advance to an associate		–	(1,006)
Proceeds from disposal of investments in infrastructure projects		–	5,456,448
Capital distributions from jointly controlled entities		–	42,070
Proceeds from partial disposal of interest in a subsidiary		–	27,300
Proceeds from partial disposal of interest in an associate		–	7,475
Repayment from a jointly controlled entity		–	3,510
NET CASH FROM INVESTING ACTIVITIES		687,632	577,526

Consolidated Cash Flow Statement

For the year ended 31st December 2004

	2004 HK$'000	2003 HK$'000
FINANCING ACTIVITIES		
Dividends paid	(495,067)	(451,112)
Dividends paid to minority shareholders of subsidiaries	(101,561)	(102,942)
Repayment of borrowings	(26,981)	(29,502)
Interest paid on bank and other borrowings	(19,486)	(31,001)
Expenses incurred in connection with the issue of shares	(127)	(88)
Proceeds from issue of shares	147,143	99,696
Borrowings raised	105,778	8,915
Capital contributions by minority shareholders of subsidiaries	84,393	3,622
NET CASH USED IN FINANCING ACTIVITIES	(305,908)	(502,412)
INCREASE IN CASH AND CASH EQUIVALENTS	1,146,997	974,006
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,038,696	3,064,690
CASH AND CASH EQUIVALENTS AT END OF YEAR	5,185,693	4,038,696
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Bank balances and cash	5,766,464	5,313,041
Less: Bank deposits held for investment purpose	(505,299)	(1,274,345)
Bank deposit held as a security deposit for investment	(75,472)	–
	5,185,693	4,038,696

Notes to the Financial Statements

For the year ended 31st December 2004

1. GENERAL

The Company is a public limited company incorporated in Hong Kong. The shares of the Company are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its ultimate holding company is Shanghai Industrial Investment (Holdings) Company Limited, also incorporated in Hong Kong.

The Company is an investment holding company. The principal activities of its principal subsidiaries are set out in note 47.

2. ADOPTION OF HONG KONG FINANCIAL REPORTING STANDARD/CHANGES IN ACCOUNTING POLICY

In the current year, the Group has adopted, for the first time, the following Hong Kong Financial Reporting Standard ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

SSAP 36	**Agriculture**

Agriculture

In the current year, an associate of the Group has adopted SSAP 36 "Agriculture". The principal effect of the implementation of SSAP 36 is in relation to the accounting treatment, financial statement presentation and disclosure of agricultural activity. In previous years, biological assets and agricultural produce are stated at the lower of cost and net realisable value under the historical cost model. SSAP 36 requires the adoption of a fair value model, whereby all biological assets are measured at the balance sheet date at fair value less estimated point-of-sale costs. The fair value of biological assets is determined based on market prices of the biological assets of similar age, breed, and genetic merit. Agricultural produce is initially measured at its fair value less estimated point-of-sale costs at the time of harvest.

The adoption of SSAP 36 has had no material effect on the results for the current or prior accounting periods and, accordingly, no prior period adjustment is required.

Notes to the Financial Statements

For the year ended 31st December 2004

3. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the HKICPA issued a number of new or revised Hong Kong Accounting Standards ("HKAS") and HKFRSs (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004.

The Group has considered these new HKFRSs and identified a number of these HKFRSs that may have a material effect on how the results of operations and financial positions are prepared and presented as described below:

HKFRS 2 "Share-based Payment"

HKFRS 2 requires recognition of equity-settled share-based payments at fair value at the date of grant and recognition of liabilities for cash-settled share-based payments at the current fair value at each balance sheet date. Prior to the adoption of HKFRS 2, the Group did not recognise the financial effect of share-based payments until such time as the share-based payments are settled.

In accordance with the transitional provisions of HKFRS 2, the standard has been applied retrospectively to all grants of equity instruments after 7th November 2002 that were unvested as of 1st January 2005 and liabilities for share-based transactions existing at 1st January 2005. The share options granted on or before 7th November 2002 are not applied to this HKFRS2. The Company's share options outstanding at 31st December 2004 were granted in September 2002 and accordingly the Company does not require to recognise and expense those share options. However, in relation to share options granted after 7th November 2002 and vested on or after 1st January 2005, such share options should be accounted for retrospectively in accordance with HKFRS 2.

HKFRS 3 "Business Combinations"

HKFRS 3 requires goodwill acquired in a business combination to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, the goodwill is not amortised and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Currently, the Group amortises the goodwill capitalised on a straight line basis over its useful economic life.

HKFRS 3 also requires negative goodwill to be recognised in the profit or loss immediately on acquisition. Currently, the Group presented the negative goodwill as deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted.

The Group estimates that the adoption of HKFRS 3 in the annual period beginning on 1st January 2005 in relation to the discontinued goodwill amortisation would result in an increase in the net profit for the year ending 31st December 2005 of approximately HK$23.8 million.

The carrying amount of negative goodwill as at 31st December 2004, including that credited to the goodwill reserve, amounted to approximately HK$54.3 million. Accordingly, the Group estimates that the adoption of HKFRS 3 in the annual period beginning on 1st January 2005 in relation to negative goodwill, would result in an increase in the opening balance of accumulated profits by approximately HK$54.3 million, with the corresponding decrease in the goodwill reserve and negative goodwill of approximately HK$52.1 million and HK$2.2 million respectively.

Notes to the Financial Statements

For the year ended 31st December 2004

3. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

HKAS 32 "Financial Instruments: Disclosure and Presentation"
HKAS 39 "Financial Instruments: Recognition and Measurement"

HKAS 39 requires all investments to be reclassified into available-for-sale financial assets, financial assets at fair value through profit or loss and loans and receivables. It also requires all financial instruments which the Group is using to hedge the interest rate risk of its borrowings to be recognised at fair value. Currently, the interest rate swap entered by the Group is not recognised and is only disclosed as an off-balance sheet item.

HKAS 40 "Investment Properties"

HKAS 40 requires all revaluation gains or losses of investment properties to be taken directly to the income statement. Currently, such changes are generally taken to the investment property revaluation reserve by the Group.

In relation to other new HKFRSs, the Group does not expect that the adoption will have a material effect on how the results of operations and financial position of the Group are prepared and presented.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Notes to the Financial Statements

For the year ended 31st December 2004

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisition prior to 1st January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1st January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Negative goodwill arising on acquisition after 1st January 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised to income immediately.

Negative goodwill arising on the acquisition of an associate or a jointly controlled entity is deducted from the carrying value of that associate or jointly controlled entity. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Notes to the Financial Statements

For the year ended 31st December 2004

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Toll road operating right

Toll road operating right is stated at cost less amortisation and any accumulated impairment losses. Amortisation is provided to write off the cost of toll road operating right on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the periods for which the Group is granted the rights to operate the toll road.

Interest in subsidiaries

Interest in subsidiaries is included in the Company's balance sheet at cost less any identified impairment loss.

Interest in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interest in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the goodwill in so far as it has not already been written off or amortised, less any identified impairment loss. The Group's share of the post-acquisition results of jointly controlled entities are included in the consolidated income statement.

The Company's interest in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

Interest in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill in so far as it has not already been written off or amortised, less any identified impairment loss.

Investments in other projects

The Group's investments in other projects are recorded at cost, as reduced by any identified impairment loss.

Where the estimated recoverable amount of these investments falls below their carrying amount, the carrying amount of the investments, to the extent that it is considered to be irrecoverable, is written off immediately to the income statement.

Notes to the Financial Statements

For the year ended 31st December 2004

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Income from investments in other projects where the Group is contracted to receive a pre-determined minimum sum over the period of the project is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment in these projects.

Toll fee income from the operation of toll road, net of business tax payable in the PRC, is recognised at the time of usage and when the toll fee is received.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Rental income, including rental invoiced in advance from letting of properties and plant and machinery under operating leases, is recognised on a straight line basis over the period of the respective leases.

Dividend and interest income from investments in securities other than investments in other projects is recognised when the Group's right to receive payment has been established.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is credited to the income statement.

No depreciation is provided on investment properties which are held on leases with an unexpired term of more than 20 years, including the renewable period.

Notes to the Financial Statements

For the year ended 31st December 2004

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment, other than construction in progress, is stated at cost or valuation less depreciation or amortisation at the balance sheet date and any accumulated impairment losses.

Land and buildings which have been previously classified as investment properties are stated at their valuation immediately prior to transfer less subsequent depreciation. No further valuation will be carried out on these land and buildings.

Property, plant and equipment in the course of construction for production are carried at cost less any identified impairment loss. Cost includes professional fees and, for qualifying assets, borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

The cost or valuation of leasehold land is amortised over the period of the lease using the straight line method.

The cost of land use rights is amortised over the period of the rights using the straight line method.

Depreciation is provided to write off the cost or valuation of other property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Buildings	4% – 5% or over the period of the lease terms
Furniture, fixtures and equipment	20% – $33^1/_3$% or over the period of the lease in case of fixtures in rented premises
Motor vehicles	20% – 30%
Plant and machinery	$6\ ^2/_3$% – 20%

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the impairment loss is treated as a revaluation decrease under that standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that standard.

Notes to the Financial Statements

For the year ended 31st December 2004

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Patents and trademarks

Patents and trademarks are measured initially at cost and amortised on a straight line basis over their estimated useful lives.

Retirement benefits costs

Payments to defined contribution retirement benefits schemes are charged as expenses as they fall due. Payments made to state-managed retirement benefits schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as a deduction from the carrying amount of the relevant asset and are released to income over the useful lives of the assets. Grants related to expense items are recognised in the same period as those expenses are charged in the income statement and are deducted in reporting the related expense.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight line basis over the period of the respective leases.

Notes to the Financial Statements

For the year ended 31st December 2004

5. TURNOVER

Turnover represents the aggregate of the net amounts received and receivable from third parties and is summarised as follows:

	2004 HK$'000	2003 HK$'000
Sales of goods	3,239,731	2,542,959
Income from infrastructure facilities	189,208	283,019
	3,428,939	2,825,978

6. INVESTMENT INCOME

	2004 HK$'000	2003 HK$'000
Net unrealised holding gain on investments in securities	85,928	167,528
Interest on bank deposits	71,947	40,589
Dividend income from unlisted investments	23,408	–
Interest from investments in securities	21,475	6,410
Gain on disposal of investments in securities	16,593	78,548
Dividend income from listed investments	5,529	3,583
Income from investments in other projects	4,058	8,254
Rental income from property, plant and equipment	2,838	2,959
Other interest income	1,794	1,242
	233,570	309,113

Notes to the Financial Statements

For the year ended 31st December 2004

7. PROFIT FROM OPERATIONS

	2004 HK$'000	2003 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs, including directors' emoluments		
Basic salaries and allowances	274,966	236,798
Bonuses	65,450	69,029
Retirement benefits scheme contributions, net of forfeited contributions of HK$2,418,000 (2003: HK$1,247,000)	24,212	20,398
	364,628	326,225
Allowance on doubtful debts and bad debts written off	19,135	10,326
Amortisation of goodwill (included in administrative expenses)	15,462	6,412
Amortisation of toll road operating right (included in cost of sales)	41,626	–
Auditors' remuneration	6,353	5,500
Depreciation and amortisation of property, plant and equipment	122,039	109,071
Exchange losses (gains)	2,182	(35,868)
Impairment loss recognised in respect of investments in other projects (included in other operating expenses)	36,677	3,231
Impairment loss recognised in respect of investments in securities (included in other operating expenses)	35,855	31,740
Operating lease rentals in respect of equipment and motor vehicles	–	441
Operating lease rentals in respect of land and buildings to		
– ultimate holding company	5,174	6,301
– fellow subsidiaries	16,857	16,914
– others	13,587	9,356
Research and development costs	15,468	8,043
Loss on disposal of property, plant and equipment	4,434	6,266
Release of negative goodwill (included in other operating income)	(9)	–

Notes to the Financial Statements

For the year ended 31st December 2004

8. FINANCE COSTS

	2004 HK$'000	2003 HK$'000
Interest on:		
Bank and other borrowings wholly repayable		
– within five years	19,414	31,001
– over five years	72	–
Total borrowing costs	19,486	31,001
Less: amounts capitalised in construction in progress	(169)	–
	19,317	31,001

9. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS

	2004 HK$'000	2003 HK$'000
Directors' fees:		
Executive	–	–
Independent non-executive	619	776
Other emoluments of executive directors:		
Basic salaries and allowances	12,925	20,167
Bonuses	9,093	13,047
Retirement benefits scheme contributions	1,103	1,906
Total directors' emoluments	23,740	35,896

The emoluments of the directors were within the following bands:

	2004 Number of directors	2003 Number of directors
Up to HK$1,000,000	12	10
HK$1,500,001 to HK$2,000,000	1	1
HK$2,000,001 to HK$2,500,000	1	–
HK$2,500,001 to HK$3,000,000	2	1
HK$3,500,001 to HK$4,000,000	–	2
HK$4,000,001 to HK$4,500,000	–	2
HK$5,000,001 to HK$5,500,000	1	2
HK$6,500,001 to HK$7,000,000	1	–

Notes to the Financial Statements

For the year ended 31st December 2004

9. DIRECTORS' EMOLUMENTS AND EMPLOYEES' EMOLUMENTS (continued)

During the year, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as a compensation for loss of office. None of the directors has waived any emoluments during the year.

All the five highest paid employees of the Group in both years were executive directors of the Company. Details of their emoluments are disclosed above.

10. NET GAIN ON DISPOSAL OF INTERESTS IN SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	2004 HK$'000	2003 HK$'000
Gain on deemed disposal of interest in an associate	631,998	239,151
Gain on deemed disposal of interest in a subsidiary	52,737	–
Gain on deemed disposal of interest in a jointly controlled entity	10,155	–
Gain on disposal of interest in subsidiaries	3,603	29,869
Gain on disposal of interest in jointly controlled entities	30	–
Gain on partial disposal of interest in a subsidiary	–	12,064
Loss on disposal of interest in an associate	–	(3,025)
	698,523	278,059

Notes to the Financial Statements

For the year ended 31st December 2004

11. TAXATION

	2004 HK$'000	2003 HK$'000
The charge comprises:		
Taxation of the Company and its subsidiaries		
– Hong Kong Profits Tax		
– current year	66,633	57,703
– underprovision in prior years	30,704	21,164
– PRC income tax		
– current year	66,437	87,841
– underprovision in prior years	2,342	3,114
	166,116	169,822
Deferred taxation (note 37)		
– current year	20,036	(11,492)
– effect of change in tax rate	–	7,174
	20,036	(4,318)
Taxation attributable to the Company and its subsidiaries	186,152	165,504
Share of PRC income tax of jointly controlled entities	15,230	31,679
Share of PRC income tax of associates	30,597	44,721
	45,827	76,400
	231,979	241,904

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries, jointly controlled entities and associates are entitled to certain exemption and reliefs from PRC income tax for a number of years. Certain PRC subsidiaries and associates are also entitled to reduced tax rates because they are classified as "high technology entities" under relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 10% to 33%.

Details of deferred taxation are set out in note 37.

Notes to the Financial Statements

For the year ended 31st December 2004

11. TAXATION (continued)

The tax charge for the year can be reconciled to the profit from ordinary activities before taxation per the income statement as follows:

	2004 HK$'000	2003 HK$'000
Profit from ordinary activities before taxation	1,737,048	1,646,654
Tax at PRC Statutory Tax rate of 33% (2003: 33%)	573,226	543,396
Tax effect of expenses not deductible for tax purpose	146,807	55,324
Tax effect of income not taxable for tax purpose	(302,791)	(312,224)
Underprovision in respect of prior years	33,046	24,278
Tax effect of tax losses not recognised	8,691	30,922
Utilisation of tax losses previously not recognised	–	(15,566)
Increase in opening deferred tax balance resulting from an increase in the Hong Kong tax rate	–	7,174
Effect of tax exemption and tax reliefs granted to PRC subsidiaries	(69,451)	(17,733)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(77,952)	(36,350)
Effect of different tax rates of jointly controlled entities and associates operating in other jurisdictions	(79,303)	(33,876)
Others	(294)	(3,441)
Tax charge for the year	231,979	241,904

12. DIVIDENDS

	2004 HK$'000	2003 HK$'000
Interim dividend of HK20 cents (2003: HK18 cents) per share	191,602	170,205
2003 final dividend of HK32 cents (2002: HK30 cents) per share	303,465	280,907
	495,067	451,112

A final dividend of HK35 cents (2003: HK32 cents) per share has been proposed by the board of directors and is subject to approval by the shareholders in annual general meeting.

Notes to the Financial Statements

For the year ended 31st December 2004

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2004 HK$'000	2003 HK$'000
Earnings:		
Profit for the year and earnings for the purpose of basic earnings per share	**1,383,060**	1,259,166
Effect of dilutive potential ordinary shares – adjustment to the share of results of an associate based on potential dilution of its earnings per share	**(15,753)**	–
Earnings for the purpose of diluted earnings per share	**1,367,307**	1,259,166

	2004	2003
Number of shares:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	**952,088,546**	940,604,493
Effect of dilutive potential ordinary shares – share options	**6,159,364**	3,354,778
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**958,247,910**	943,959,271

14. INVESTMENT PROPERTIES

	THE GROUP 2004 HK$'000	 2003 HK$'000
VALUATION		
Balance brought forward	**3,690**	3,300
Acquired on acquisition of subsidiaries	**41,982**	–
Surplus on revaluation	**–**	390
Balance carried forward	**45,672**	3,690

The investment properties were revalued at 31st December 2004 by Debenham Tie Leung Limited, an independent firm of property valuers, on an open market value existing use basis. The revaluation did not give rise to any surplus or deficit for the year (2003: surplus of HK$390,000).

The Group's investment properties are rented out under operating leases.

The Group's investment properties are situated in the PRC and are held under medium-term land use rights.

Notes to the Financial Statements

For the year ended 31st December 2004

15. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Construction in progress HK$'000	Total HK$'000
THE GROUP						
COST OR VALUATION						
At 1st January 2004	510,629	258,430	56,012	1,078,431	79,521	1,983,023
Acquired on acquisition of subsidiaries	144,209	28,665	20,074	403,477	29,473	625,898
Additions	7,693	17,448	13,454	207,375	145,313	391,283
Transfers/reclassifications	34,561	9,110	4,780	25,849	(74,300)	–
Disposals	(2,812)	(2,476)	(5,276)	(27,840)	–	(38,404)
Government grants received	–	–	–	(5,321)	–	(5,321)
At 31st December 2004	694,280	311,177	89,044	1,681,971	180,007	2,956,479
Comprising:						
At cost	684,580	311,177	89,044	1,681,971	180,007	2,946,779
At valuation – 1996	1,000	–	–	–	–	1,000
At valuation – 2001	8,700	–	–	–	–	8,700
	694,280	311,177	89,044	1,681,971	180,007	2,956,479
DEPRECIATION AND AMORTISATION						
At 1st January 2004	87,245	119,242	36,138	542,379	–	785,004
Provided for the year	19,068	26,066	8,404	68,501	–	122,039
Eliminated on disposals	(1,132)	(1,547)	(4,167)	(24,096)	–	(30,942)
At 31st December 2004	105,181	143,761	40,375	586,784	–	876,101
NET BOOK VALUE						
At 31st December 2004	589,099	167,416	48,669	1,095,187	180,007	2,080,378
At 31st December 2003	423,384	139,188	19,874	536,052	79,521	1,198,019

In the current year, land and buildings include certain assets carried at cost or revaluation of HK$9,361,000 (2003: HK$9,361,000) in aggregate with accumulated depreciation of HK$2,558,000 (2003: HK$2,285,000) in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$273,000 (2003: HK$273,000).

In the current year, plant and machinery includes certain assets carried at cost of HK$20,629,000 (2003: HK$15,751,000) in aggregate with accumulated depreciation of HK$14,377,000 (2003: HK$12,802,000) in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$1,575,000 (2003: HK$1,575,000).

The cost of certain plant and machinery, before deduction of government subsidy of HK$5,321,000 (2003: HK$14,151,000) is HK$71,651,000 (2003: HK$71,348,000).

Notes to the Financial Statements

For the year ended 31st December 2004

15. PROPERTY, PLANT AND EQUIPMENT (continued)

	Land and buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1st January 2004	2,803	24,460	6,809	34,072
Additions	–	646	1,353	1,999
At 31st December 2004	2,803	25,106	8,162	36,071
DEPRECIATION				
At 1st January 2004	261	21,498	6,320	28,079
Provided for the year	112	1,908	510	2,530
At 31st December 2004	373	23,406	6,830	30,609
NET BOOK VALUE				
At 31st December 2004	2,430	1,700	1,332	5,462
At 31st December 2003	2,542	2,962	489	5,993

	THE GROUP		THE COMPANY	
	2004 HK$'000	2003 HK$'000	2004 HK$'000	2003 HK$'000
The net book value of property interests comprises:				
Properties held under				
– short-term land use rights in the PRC	349	–	–	–
– medium-term leases in Macau	1,179	1,227	–	–
– medium-term leases in Hong Kong	265,007	272,911	–	–
– medium-term land use rights in the PRC	322,564	149,246	2,430	2,542
	589,099	423,384	2,430	2,542

Certain land and buildings of the Group were valued at 31st December 1996 and 31st December 2001 by an independent firm of professional property valuers on an open market value basis before being transferred from investment properties. No further valuation has been carried out on these properties.

Included in construction in progress is net interest capitalised of HK$169,000 (2003: nil).

Notes to the Financial Statements

For the year ended 31st December 2004

16. TOLL ROAD OPERATING RIGHT

	THE GROUP
	HK$'000
COST	
At 1st January 2004 – as originally stated	1,841,082
Change in fair value (note)	(14,805)
At 31st December 2004	1,826,277
AMORTISATION	
Charge for the year and balance at 31st December 2004	41,626
NET BOOK VALUE	
At 31st December 2004	1,784,651
At 31st December 2003	1,841,082

Note: The Group's toll road operating right was acquired upon the completion of the acquisition of a subsidiary in December 2003. During the year, as additional evidence was available to assist the determination of the fair values of the toll road operating right and certain payables on the date of acquisition, the change in fair values were therefore adjusted in the current year and the cost of the asset and certain payables were restated accordingly.

The amount represents the right to receive toll fees from vehicles using the Shanghai section of the Shanghai - Nanjing Expressway and to operate service facilities in designated areas along the Shanghai section for a period of 25 years.

The Group's right to operate the toll road is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the period for which the Group is granted the rights to operate the toll road which is 25 years.

17. INTANGIBLE ASSETS

	THE GROUP
	HK$'000
COST AND NET BOOK VALUE	
Arising on acquisition of a subsidiary and balance at 31st December 2004	39,206

The amount represents the patents and trademarks held to produce pharmaceutical products for a period of 10 years.

The amortisation period adopted for patents and trademarks is 10 years. No amortisation was charged for the year as the acquisition was completed in December 2004.

Notes to the Financial Statements

For the year ended 31st December 2004

18. GOODWILL

	THE GROUP
	HK$'000
COST	
At 1st January 2004	266,175
Arising on acquisition of subsidiaries	130,369
Eliminated on disposal/deemed disposal of interest in subsidiaries	(28,035)
At 31st December 2004	368,509
AMORTISATION AND IMPAIRMENT	
At 1st January 2004	9,439
Charge for the year	15,462
Impairment loss recognised	2,003
Eliminated on disposal/deemed disposal of interest in subsidiaries	(4,599)
At 31st December 2004	22,305
NET BOOK VALUE	
At 31st December 2004	346,204
At 31st December 2003	256,736

The amortisation period adopted for goodwill ranges from 5 to 20 years.

During the year, the directors reviewed the carrying amounts of the unamortised goodwill in light of the current market condition with reference to the financial results and business operated by the subsidiaries. The directors identified an impairment loss of HK$2,003,000 (2003: nil) on the unamortised goodwill of a subsidiary and was recognised in the income statement for the year.

19. NEGATIVE GOODWILL

	THE GROUP
	HK$'000
GROSS AMOUNT	
Arising on acquisition of a subsidiary and balance at 31st December 2004	2,212
RELEASED TO INCOME	
Released for the year and balance at 31st December 2004	9
NET BOOK VALUE	
At 31st December 2004	2,203
At 31st December 2003	–

The amortisation period adopted for negative goodwill is 20 years.

Notes to the Financial Statements

For the year ended 31st December 2004

20. INTEREST IN SUBSIDIARIES

	THE COMPANY	
	2004	2003
	HK$'000	HK$'000
Unlisted shares, at cost	772,897	772,897
Amounts due from subsidiaries	12,620,166	11,989,237
	13,393,063	12,762,134

The amounts due from subsidiaries are unsecured and have no fixed repayment terms. Except for an amount of approximately HK$50 million (2003: HK$50 million) which bears interest at commercial rates, the balances are non-interest bearing. In the opinion of the directors, the amounts will not be repayable within one year from the balance sheet date. Accordingly, such amounts have been classified as non-current.

Details of the Company's principal subsidiaries at 31st December 2004 are set out in note 47.

21. INTEREST IN JOINTLY CONTROLLED ENTITIES

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Unlisted capital contribution, at cost	–	–	166,790	164,045
Share of net assets of jointly controlled entities	2,150,991	2,015,276	–	–
Goodwill on acquisition of jointly controlled entities/ additional interest in a jointly controlled entity less amortisation and impairment	18,067	87,145	–	–
Amount due from a jointly controlled entity	–	33,375	–	–
	2,169,058	2,135,796	166,790	164,045
Less: Impairment loss recognised	(26,249)	(2,445)	(25,117)	–
	2,142,809	2,133,351	141,673	164,045

The amount due from a jointly controlled entity is unsecured, bears interest at commercial rates and repayable after one year.

Notes to the Financial Statements

For the year ended 31st December 2004

21. INTEREST IN JOINTLY CONTROLLED ENTITIES (continued)

	THE GROUP
	HK$'000
Goodwill arising on acquisition of jointly controlled entities/ additional interest in jointly controlled entities	
COST	
At 1st January 2004 and 31st December 2004	92,677
AMORTISATION AND IMPAIRMENT	
At 1st January 2004	5,532
Charge for the year	1,709
Impairment loss recognised	67,369
At 31st December 2004	74,610
NET BOOK VALUE	
At 31st December 2004	18,067
At 31st December 2003	87,145

The amortisation period adopted for the above goodwill ranges from 10 to 20 years and such amortisation was included in share of results of jointly controlled entities.

The directors considered that in the light of the recurring operating losses of certain jointly controlled entities and the unfavorable market conditions, the interest in these jointly controlled entities are considered to be irrecoverable. Accordingly, impairment losses in respect of interests in these jointly controlled entities of HK$23,804,000 (2003: nil), and goodwill and goodwill reserve of HK$156,006,000 (2003: nil) were recognised in the income statement for the year.

Details of the Group's principal jointly controlled entities at 31st December 2004 are set out in note 48.

22. INTEREST IN ASSOCIATES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Share of net assets of associates	4,304,285	3,095,868
Goodwill on acquisition of associates/additional interest in associates less amortisation	72,291	114,780
Amount due from an associate	–	3
	4,376,576	3,210,651
Less: Impairment loss recognised	(9,419)	–
	4,367,157	3,210,651
Market value of listed shares	3,103,635	–

Notes to the Financial Statements

For the year ended 31st December 2004

22. INTEREST IN ASSOCIATES (continued)

	THE GROUP HK$'000
Goodwill arising on acquisition of associates/ additional interest in associates	
COST	
At 1st January 2004	123,812
Eliminated on disposal/deemed disposal of interest in associates	(41,260)
At 31st December 2004	82,552
AMORTISATION	
At 1st January 2004	9,032
Charge for the year	6,636
Eliminated on disposal/deemed disposal of interest in associates	(5,407)
At 31st December 2004	10,261
NET BOOK VALUE	
At 31st December 2004	72,291
At 31st December 2003	114,780

During the year, the Group's equity interest in Semiconductor Manufacturing International Corporation ("SMIC") was diluted from 13.4% to 9.95% followed by the private placements by SMIC and the listing of SMIC in Hong Kong and the United States, resulting in a gain on deemed disposal of HK$631,998,000.

In the opinion of the directors, the Group can exercise significant influence over the financial and operating policy decisions of SMIC and accordingly SMIC is classified as an associate.

The amortisation period adopted for goodwill ranges from 5 to 20 years and such amortisation was included in share of results of associates.

The directors considered that in the light of the recurring operating losses of an associate and the unfavorable market conditions, the interest in this associate is considered to be irrecoverable. Accordingly, an impairment loss of HK$9,419,000 (2003: nil) in respect of the interest in this associate was recognised in the income statement for the year.

Details of the Group's principal associates at 31st December 2004 are set out in note 50.

Notes to the Financial Statements

For the year ended 31st December 2004

23. INVESTMENTS IN OTHER PROJECTS

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Unlisted investments in other projects, at cost in		
– the PRC	113,763	113,763
– Hong Kong	5	5
Less: Impairment loss recognised	(62,739)	(26,062)
	51,029	87,706
Amounts due from investees, net of allowance	3	3
	51,032	87,709

During the year, the directors reviewed the carrying amount of the investments in other projects in light of the current market condition with reference to the financial results and business operated by certain investees. The directors identified an impairment loss of HK$36,677,000 (2003: HK$3,231,000) on the investments, estimated by reference to the net recoverable amount of the investments and the amount has been recognised in the income statement accordingly.

The Group's unlisted investments include principally interests in various companies established in the PRC which are engaged in the provision of printing services, manufacture of paper products, manufacture and sale of packaging materials and operation of a training centre. Pursuant to various addendums to the joint venture agreements with the respective PRC joint venture partners, the Group has forfeited its economic interests in connection with the operation and management of these companies in return for the receipt of contracted annual payments. Accordingly, these joint ventures are not regarded as the Group's subsidiaries, jointly controlled entities or associates. The results, assets and liabilities of these investee companies are insignificant to the Group.

The amounts due from investees are unsecured, non-interest bearing and have no fixed repayment terms. In the opinion of the directors, the amounts will not be repayable within one year from the balance sheet date. Accordingly, such amounts have been classified as non-current.

In the opinion of the directors, the underlying value of the above unlisted investments are at least equal to their carrying values.

Notes to the Financial Statements

For the year ended 31st December 2004

24. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
THE GROUP						
Equity securities:						
Listed						
Hong Kong	**21,169**	57,024	**384,321**	9,094	**405,490**	66,118
PRC	**–**	–	**–**	4,295	**–**	4,295
United States of America	**–**	–	**37,907**	168,614	**37,907**	168,614
Others	**–**	–	**6,300**	4,900	**6,300**	4,900
	21,169	57,024	**428,528**	186,903	**449,697**	243,927
Unlisted						
PRC	**224,295**	182,212	**48**	316,680	**224,343**	498,892
United States of America	**–**	1,950	**–**	–	**–**	1,950
	224,295	184,162	**48**	316,680	**224,343**	500,842
Unlisted debt securities:						
Hong Kong	**–**	–	**288,881**	211,903	**288,881**	211,903
PRC	**–**	–	**63,117**	–	**63,117**	–
United States of America	**–**	–	**286,089**	780,176	**286,089**	780,176
Others	**–**	–	**17,421**	16,864	**17,421**	16,864
	–	–	**655,508**	1,008,943	**655,508**	1,008,943
Total	**245,464**	241,186	**1,084,084**	1,512,526	**1,329,548**	1,753,712
Market value of listed securities	**21,169**	38,810	**428,528**	186,903	**449,697**	225,713
Carrying amount of investments in securities analysed for reporting purposes as:						
Current	**–**	–	**1,084,036**	1,168,741	**1,084,036**	1,168,741
Non-current	**245,464**	241,186	**48**	343,785	**245,512**	584,971
	245,464	241,186	**1,084,084**	1,512,526	**1,329,548**	1,753,712

During the year, the directors reviewed the carrying amount of the investments in securities in light of the current market condition with reference to the financial results and business operated by certain investees. The directors identified an impairment loss of HK$35,855,000 (2003: HK$31,740,000) on the investments, estimated by reference to the market values of the investments and the amount has been recognised in the income statement accordingly.

Notes to the Financial Statements

For the year ended 31st December 2004

25. LOAN RECEIVABLE

THE GROUP

The receivable is due from a minority shareholder of a subsidiary (the "MI Shareholder"). It is secured by the MI Shareholder's equity interest in the subsidiary and the dividend distribution by the subsidiary. The receivable bears interest at 3.5% per annum and is repayable before October 2006.

26. DEPOSITS PAID ON ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT

THE GROUP

The deposits were paid by the Group in connection with the acquisition of property, plant and equipment for new production facilities.

27. INVENTORIES

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Raw materials	458,346	184,655
Work in progress	84,230	30,485
Finished goods	202,042	88,360
Merchandise held for resale	133,167	–
	877,785	303,500

The inventories are stated at cost.

During the year, cost of inventories recognised in consolidated income statement amounted to HK$940 million (2003: HK$738 million).

Notes to the Financial Statements

For the year ended 31st December 2004

28. TRADE AND OTHER RECEIVABLES

The Group allows credit period ranging from 30 days to 90 days to its trade customers.

Included in trade and other receivables are trade receivables of HK$694,669,000 (2003: HK$405,350,000) and their aged analysis is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Trade receivables:		
Within 30 days	330,531	279,082
Within 31 – 60 days	162,563	46,529
Within 61 – 90 days	82,419	25,215
Within 91 – 180 days	56,385	34,795
Within 181 – 360 days	43,321	17,007
Over 360 days	19,450	2,722
	694,669	405,350

29. PLEDGED BANK DEPOSITS

THE GROUP

At 31st December 2004, bank deposits of HK$43,121,000 (2003: HK$41,762,000) were pledged to banks to secure general banking facilities granted to the Group, an associate and a jointly controlled entity.

30. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of HK$505,911,000 (2003: HK$85,178,000) and their aged analysis is as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Trade payables:		
Within 30 days	318,942	59,976
Within 31 – 60 days	85,854	11,442
Within 61 – 90 days	35,779	5,105
Within 91 – 180 days	29,036	6,413
Within 181 – 360 days	25,093	486
Over 360 days	11,207	1,756
	505,911	85,178

Notes to the Financial Statements

For the year ended 31st December 2004

31. SHORT-TERM BANK AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Short-term bank loans	1,190,057	808,868	800,000	800,000
Other short-term loans	25,228	11,077	–	–
Current portion of long-term bank and other borrowings	25,360	–	–	–
	1,240,645	819,945	800,000	800,000
Analysed as:				
Secured	106,105	8,868	–	–
Unsecured	1,134,540	811,077	800,000	800,000
	1,240,645	819,945	800,000	800,000

Other short-term loans are unsecured, bear interest at commercial rates and have no fixed repayment terms.

32. SHARE CAPITAL

	Number of ordinary shares	Amount
		HK$'000
Authorised:		
Ordinary shares of HK$0.10 each		
– at 1st January 2003, 31st December 2003 and 31st December 2004	2,000,000,000	200,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
– balance at 1st January 2003	936,298,000	93,630
– exercise of share options	9,450,000	945
– balance at 31st December 2003	945,748,000	94,575
– exercise of share options	12,890,000	1,289
– balance at 31st December 2004	958,638,000	95,864

Notes to the Financial Statements

For the year ended 31st December 2004

33. SHARE OPTION SCHEMES

Details of the share option schemes adopted by members of the Group are as follows:

(a) SIHL Old Scheme

A share option scheme of the Company (the "SIHL Old Scheme") was adopted on 17th May 1996 for the primary purpose of providing incentives to executive directors and eligible employees of the Company or its subsidiaries, and was to expire on 16th May 2006.

Under the SIHL Old Scheme, the Board of Directors of the Company could grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company for a consideration of HK$1 for each lot of share options granted. Options granted had to be accepted within 28 days from the date of grant.

Options were exercisable during the three and a half years commencing on the expiry of six months after the date of acceptance of the share options. Under the SIHL Old Scheme, the exercise price was determined by the directors of the Company, and was not to be less than the higher of the nominal value of the Company's shares and 80% of the average closing price of the Company's shares for the five business days immediately preceding the date of grant.

Without prior approval from the Company's shareholders or in other cases, a prior approval from the Stock Exchange, the total number of shares in respect of which options could be granted under the SIHL Old Scheme was not permitted to exceed 10% of the shares of the Company in issue at any point in time.

No employee could be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for such number of shares as, when aggregated with the total number of shares already issued under all the options previously granted to him which had been exercised, and, issuable under all the options previously granted to him which were for the time being subsisting and unexercised, would exceed 25% of the aggregate number of shares for the time being issued and issuable under the SIHL Old Scheme.

During the year, all options granted under the SIHL Old Scheme were fully exercised.

At 31st December 2003, the number of shares in respect of which options had been granted under the SIHL Old Scheme and remained outstanding was approximately 0.3% of the shares of the Company in issue at that date.

33. SHARE OPTION SCHEMES (continued)

(a) SIHL Old Scheme (continued)

The following table discloses details of the Company's options under the SIHL Old Scheme held by employees (including directors) and movement in such holdings during the year.

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2004	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2004
March 2001	10.496	1,550,000	(1,550,000)	–	–
July 2001	10.432	1,500,000	(1,500,000)	–	–
		3,050,000	(3,050,000)	–	–

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2003	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2003
January 1999	9.568	1,000,000	–	(1,000,000)	–
March 2001	10.496	6,370,000	(4,820,000)	–	1,550,000
July 2001	10.432	5,500,000	(4,000,000)	–	1,500,000
		12,870,000	(8,820,000)	(1,000,000)	3,050,000

Details of the share options held by the directors included in the above table are as follows:

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2004	Reclassified during the year (note (i))	Exercised during the year	Outstanding at 31.12.2004
March 2001	10.496	1,550,000	(1,550,000)	–	–
July 2001	10.432	1,500,000	–	(1,500,000)	–
		3,050,000	(1,550,000)	(1,500,000)	–

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2003	Reclassified during the year (note (ii))	Exercised during the year	Outstanding at 31.12.2003
March 2001	10.496	2,050,000	(500,000)	–	1,550,000
July 2001	10.432	1,500,000	–	–	1,500,000
		3,550,000	(500,000)	–	3,050,000

33. SHARE OPTION SCHEMES (continued)

(a) SIHL Old Scheme (continued)

Notes:

(i) Mr. Lu Yu Ping resigned as a director of the Company on 12th June 2004 and accordingly, the share options were reclassified to share options held by employees.

(ii) Mr. Gu Wen Xing resigned as a director of the Company on 25th April 2003 and accordingly, the share options were reclassified to share options held by employees.

Options granted under the SIHL Old Scheme were exercisable during the three and a half years commencing on the expiry of six months after the date of acceptance of the share options.

The weighted average closing prices of the Company's shares on the trading day immediately before the dates on which the options under SIHL Old Scheme were exercised was HK$13.78 (2003: HK$11.40).

Total consideration received for shares issued upon exercise of share options under the SIHL Old Scheme during the year was approximately HK$31,917,000 (2003: HK$92,319,000).

During the year ended 31st December 2002, the SIHL Old Scheme was terminated. Upon termination of the SIHL Old Scheme, no further options may be offered thereunder.

(b) SIHL New Scheme

The Company has, in accordance with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), terminated the SIHL Old Scheme and adopted a new share option scheme (the "SIHL New Scheme"), as approved by the shareholders of the Company at the extraordinary general meeting held on 31st May 2002.

According to the SIHL New Scheme, the Board of Directors of the Company may grant options to any director and employee of each member of the Group (including a company in which (i) the Company is directly or indirectly interested in less than 20% of the issued share capital or equity interest or voting rights of such company but is the largest shareholder or the holder of the largest voting rights of such company; or (ii) in the opinion of the Board, the Company is able to exercise significant influence to such company); and any executive or employee of any business consultant, professional and other advisers in each member of the Group, to subscribe for shares in the Company for a consideration of HK$1 for each lot of share options granted. Share options granted should be accepted within 30 days from the date of grant. The Board of Directors may at its absolute discretion determine the period during which a share option may be exercised, such period should expire no later than 10 years from the date of the adoption of the SIHL New Scheme. The Board of Directors may also provides restrictions on the exercise of a share option during the period a share option may be exercised.

The exercise price is determined by the Board of Directors of the Company, and shall be at least the highest of: (i) the closing price of the Company's shares on the date of grant; (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant; and (iii) the nominal value of the share.

Notes to the Financial Statements

For the year ended 31st December 2004

33. SHARE OPTION SCHEMES (continued)

(b) SIHL New Scheme (continued)

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SIHL New Scheme and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the Listing Rules) of the total number of shares in issue from time to time.

The total number of shares issued and to be issued upon exercise of the options granted to each individual under the SIHL New Scheme and any other option schemes (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue unless approved by the shareholders of the Company.

At 31st December 2004, the number of shares in respect of which options were granted under the SIHL New Scheme and which remained outstanding was approximately 1.7% (2003: 2.8%) of the shares of the Company in issue at that date.

The following table discloses details of the Company's options under the SIHL New Scheme held by employees (including directors) and movement in such holdings during the year:

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2004	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2004
September 2002	11.71	26,120,000	(9,840,000)	–	16,280,000

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2003	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2003
September 2002	11.71	27,150,000	(630,000)	(400,000)	26,120,000

Details of the share options held by the directors included in the above table are as follows:

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2004	Exercised during the year	Reclassified during the year (note)	Outstanding at 31.12.2004
September 2002	11.71	–	–	500,000	500,000

33. SHARE OPTION SCHEMES (continued)

(b) SIHL New Scheme (continued)

Note: Mr. Qu Ding was appointed as a director of the Company on 28th August 2004 and accordingly, the share options were reclassified from share options held by employees.

Options granted under the SIHL New Scheme are exercisable during the three and a half years commencing on the expiry of six months after the date of acceptance of the share options.

The weighted average closing prices of the Company's shares on the trading day immediately before the dates on which the options under SIHL New Scheme were exercised was HK$14.86 (2003: HK$14.79).

Total consideration received for shares issued upon exercise of share options under the SIHL New Scheme during the year was approximately HK$115,226,000 (2003: HK$7,377,000).

(c) SIIC MedTech Old Scheme

A subsidiary of the Company, SIIC Medical Science and Technology (Group) Limited ("SIIC MedTech") adopted a share option scheme (the "SIIC MedTech Old Scheme") on 11th November 1999 for the primary purpose of providing incentives to directors and eligible employees and was to expire on 10th November 2009.

On 15th July 2003, all holders of the 37,800,000 options agreed to surrender their respective rights under the outstanding share options granted to them pursuant to the SIIC MedTech Old Scheme and received HK$0.46 for each option held in SIIC MedTech, except for Mr. Li Wei Da and Mr. Ge Wen Yao who consented to SIIC MedTech cancelling the share options granted to them at no consideration.

(d) SIIC MedTech New Scheme

SIIC MedTech has, in accordance with Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprise Market (the "GEM Listing Rules") terminated the SIIC MedTech Old Scheme and adopted a new share option scheme (the "SIIC MedTech New Scheme") at its extraordinary general meeting held on 6th May 2002 and the extraordinary general meeting of the Company held on 31st May 2002.

On 17th September 2003, the operation of the SIIC MedTech New Scheme was terminated.

No option was ever granted under the SIIC MedTech New Scheme since its adoption.

33. SHARE OPTION SCHEMES (continued)

(e) Mergen Biotech Scheme

A subsidiary of the Company, Mergen Biotech Limited ("Mergen Biotech") adopted a share option scheme (the "Mergen Biotech Scheme") on 28th May 2004 for the primary purpose of providing incentives to eligible participants to contribute to Mergen Biotech and to enable Mergen Biotech to recruit and attract high-calibre employees and was to expire on 27th May 2014.

Under the Mergen Biotech Scheme, the Board of Directors of Mergen Biotech ("Mergen Board") can grant options to eligible participants, including any director, management, employee (whether full-time or part-time) or business consultant and professional adviser of Mergen Biotech and its subsidiaries, to subscribe for shares in Mergen Biotech for a consideration of HK$1 for each lot of share options granted. Options granted had to be accepted within 30 days from the date of grant.

Options are exercisable during a period to be notified by the Mergen Board to each grantee, such period shall not be more than 10 years from the date upon which the grant of the option. The exercise price was determined by the Mergen Board with reference to the pro forma net asset per share of Mergen Biotech ("Mergen Share") as at 31st December 2003 and was not to be less than US$8.22 (or its equivalent in HK$) per Mergen Share. The subscription price of options granted after the Company has contemplated a separate listing of Mergen Biotech on the Main Board or the Growth Enterprise Market of the Stock Exchange or any overseas stock exchange and up to the date of listing of the Mergen Shares shall not be lower than the new issue price of the Mergen Shares on listing. Without to the foregoing, any options granted during the period commencing 6 months before the lodgement of Form A1 (or its equivalent for listing on GEM or any overseas exchange) are subject to the above requirement. The subscription price of any options granted during such period shall be adjusted at the absolute discretion of the Mergen Board to a price not lower than the new issue price of the Mergen Shares on listing.

The maximum number of Mergen Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Mergen Biotech Scheme and other share option scheme(s) of Mergen Biotech shall not exceed 10% of the total number of Mergen Shares in issue from time to time. The total number of shares in respect of which options could be granted under the Mergen Biotech Scheme shall not exceed 10% of the total number of Mergen Shares in issue as at the date of approval of the Mergen Biotech Scheme. No eligible participants under the Mergen Biotech Scheme could be granted an option which would result in the aggregate number of Mergen Shares issued and to be issued upon exercise of the options granted to such participant (including exercised, cancelled and outstanding options) in any 12-month period exceed 1% of the Mergen Shares in issue (the "Specified Limit") unless approved by the shareholders of the Company. On 28th May 2004, the shareholders of the Company approved the granting of an option entitling Mr. Hu Fang to subscribe for 39,000 Mergen Shares which exceeded the Specified Limit, at an exercise price of not less than US$8.22 (or its equivalent in HK$) per Mergen Share.

33. SHARE OPTION SCHEMES (continued)

(e) Mergen Biotech Scheme (continued)

On 31st December 2004, Mergen Biotech granted options to subscribe for 63,400 Mergen Shares under the Mergen Biotech Scheme to its employees at an exercise price of US$8.22 (or its equivalent in HK$) per Mergen Share. Among which, options to subscribe for 39,000 Mergen Shares were granted to Mr. Hu Fang. The share options can be exercised during the period from 30th June 2005 to 30th May 2014. As at 21st April 2005, the number of shares in respect of which options had been granted under the Mergen Biotech Scheme and remained outstanding was approximately 0.8% of the shares of Mergen Biotech in issue at that date.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognised in the income statement in respect of the value of options granted in the year. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

34. RESERVES

	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY					
At 1st January 2003	9,788,241	1,071	1,137,728	2,994,001	13,921,041
Premium arising on issue of shares	98,751	–	–	–	98,751
Expenses incurred in connection with the issue of shares	(88)	–	–	–	(88)
Profit for the year	–	–	–	293,364	293,364
Dividends paid (note 12)	–	–	–	(451,112)	(451,112)
At 31st December 2003	9,886,904	1,071	1,137,728	2,836,253	13,861,956
Premium arising on issue of shares	145,854	–	–	–	145,854
Expenses incurred in connection with the issue of shares	(127)	–	–	–	(127)
Profit for the year	–	–	–	694,221	694,221
Dividends paid (note 12)	–	–	–	(495,067)	(495,067)
At 31st December 2004	10,032,631	1,071	1,137,728	3,035,407	14,206,837

Notes to the Financial Statements

For the year ended 31st December 2004

34. RESERVES (continued)

The Company's reserve available for distribution to shareholders as at 31st December 2004 represents its accumulated profits of approximately HK$3,035.4 million (2003: HK$2,836.3 million).

The Company's capital reserve which arose in 1997 upon reduction of share premium as confirmed by the Order of the High Court of Hong Kong was not realised profits and is an undistributable reserve.

35. AMOUNTS DUE TO SUBSIDIARIES

The amounts due to subsidiaries are unsecured, non-interest bearing and have no fixed repayment terms. The subsidiaries have confirmed that they do not intend to demand repayment within one year of the balance sheet date. Accordingly, such amounts have been classified as non-current.

36. LONG-TERM BANK AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Secured bank loans	45,040	–	–	–
Unsecured bank loans	803,236	800,000	800,000	800,000
Other unsecured loans	36,474	–	–	–
	884,750	800,000	800,000	800,000
Less: Amount due within one year included under current liabilities (note 31)	(25,360)	–	–	–
Amount due after one year	859,390	800,000	800,000	800,000
The bank and other borrowings are repayable as follows:				
Within one year	25,360	–	–	–
Between one to two years	15,941	–	–	–
Between two to five years	833,860	800,000	800,000	800,000
Over five years	9,589	–	–	–
	884,750	800,000	800,000	800,000

Other borrowings are unsecured, bear interest at commercial rates with fixed repayment terms.

Notes to the Financial Statements

For the year ended 31st December 2004

37. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting periods:

	Accelerated tax depreciation HK$'000	Tax losses HK$'000	Other deferred tax liabilities HK$'000	Other deferred tax assets HK$'000	Total HK$'000
At 1st January 2003	80,463	(5,000)	156	600	76,219
(Credit) charge to income for the year (note 11)	(6,847)	369	1,118	(6,132)	(11,492)
Effect of change in tax rate	7,571	(469)	16	56	7,174
At 31st December 2003	81,187	(5,100)	1,290	(5,476)	71,901
Charge (credit) to income for the year (note 11)	20,758	150	2,104	(2,976)	20,036
Acquired on acquisition of subsidiaries	–	–	–	(33,232)	(33,232)
At 31st December 2004	101,945	(4,950)	3,394	(41,684)	58,705

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2004 HK$'000	2003 HK$'000
Deferred tax liabilities	91,937	71,901
Deferred tax assets	(33,232)	–
	58,705	71,901

At 31st December 2004, the Group had unused tax losses of HK$142.5 million (2003: HK$1,275.8 million) available for offset against future profits. A deferred tax asset amounting to approximately HK$5.0 million (2003: HK$5.1 million) in respect of tax losses amounted to approximately HK$28.3 million (2003: HK$29.1 million) has been recognised. No deferred tax asset has been recognised in respect of the remaining HK$114.2 million (2003: HK$1,246.7 million) due to the unpredictability of future profit streams. The unrecognised tax losses may be carried forward indefinitely.

During the year, approximately HK$1,158.8 million unused tax losses brought forward from prior years has been disallowed by the Hong Kong Inland Revenue Department as available for off-setting future assessable profits. No deferred tax asset had been recognised on such unused tax losses in prior years. Hence no adjustment on the Group's deferred taxation is required.

Notes to the Financial Statements

For the year ended 31st December 2004

38. ACQUISITION OF SUBSIDIARIES

During the year, the Group acquired the following subsidiaries:

(a) the 55% of registered capital of Liaoning Herbapex Pharmaceutical (Group) Company Limited ("Liaoning Herbapex"), a sino-foreign equity joint venture company, for a consideration of RMB85,000,000 (equivalent to HK$80,196,000). This acquisition has been accounted for using the acquisition method of accounting. The amount of goodwill arising as a result of this acquisition was HK$29,640,000;

(b) approximately 56.63% of the issued share capital of Shanghai Industrial United Holdings Co., Ltd. ("SI United"), a company listed on the A Shares Market of the Shanghai Stock Exchange, for a consideration of RMB866,460,988 (equivalent to HK$818,421,000). This acquisition has been accounted for using the acquisition method of accounting. The amount of goodwill arising as a result of this acquisition was HK$100,729,000; and

(c) the entire issued share capital of Shen Dong Limited for a consideration of HK$6,483,000. This acquisition has been accounted for using the acquisition method of accounting. The amount of negative goodwill arising as a result of this acquisition was HK$2,212,000.

	2004 HK$'000	2003 HK$'000
Net assets acquired:		
Investment properties	41,982	–
Property, plant and equipment	625,898	38,798
Toll road operating right	–	1,841,082
Intangible assets	39,206	–
Interest in associates	591,998	–
Investments in securities	102,302	2,422
Deferred tax assets	33,232	–
Inventories	348,058	3,304
Trade and other receivables	572,538	82,811
Bank balances and cash	514,285	9,028
Trade and other payables	(616,796)	(89,502)
Taxation payable	(8,001)	(12,956)
Short-term bank and other borrowings	(372,019)	–
Minority interests	(1,066,466)	–
Long-term bank and other borrowings	(29,274)	–
	776,943	1,874,987
Goodwill arising on acquisition of subsidiaries	130,369	37,076
Negative goodwill arising on acquisition of a subsidiary	(2,212)	–
	905,100	1,912,063

Notes to the Financial Statements

For the year ended 31st December 2004

38. ACQUISITION OF SUBSIDIARIES (continued)

	2004 HK$'000	2003 HK$'000
Satisfied by:		
Cash consideration paid	905,100	1,906,323
Other payables	–	5,740
	905,100	1,912,063
Net outflow of cash and cash equivalents in connection with the acquisition of subsidiaries:		
Cash paid	(905,100)	(1,906,323)
Bank balances and cash acquired	514,285	9,028
	(390,815)	(1,897,295)

The subsidiaries acquired during the year contributed approximately HK$104.3 million (2003: HK$2.1 million) and approximately HK$23.0 million (2003: loss from operations of HK$8.4 million) to the Group's turnover and profit from operations respectively.

Notes to the Financial Statements

For the year ended 31st December 2004

39. DISPOSAL OF A SUBSIDIARY

During the year, the Group disposed of its entire interest in EAS Da Tong International Aircargo Company Limited ("EAS Da Tong"). The net assets of EAS Da Tong at the date of disposal were as follows:

	2004 HK$'000	2003 HK$'000
Net assets disposed of:		
Property, plant and equipment	–	29,086
Interest in associates	199,671	58,343
Investments in securities	–	534
Inventories	–	34,349
Trade and other receivables	–	6,984
Taxation recoverable	44	–
Bank balances and cash	–	171,648
Trade and other payables	(44)	(184,911)
Taxation payable	–	(5,815)
Short-term borrowings	–	(3,271)
Minority interests	–	(20,205)
	199,671	86,742
Unamortised goodwill	16,345	–
Goodwill previously written off against reserves	–	56,428
Translation reserve realised	(286)	(38)
	215,730	143,132
Gain on disposal of interest in a subsidiary	3,603	29,869
	219,333	173,001
Satisfied by:		
Cash consideration received	198,396	173,001
Other receivables	20,937	–
	219,333	173,001
Net inflow of cash and cash equivalents in connection with the disposal of a subsidiary:		
Cash received	198,396	173,001
Bank balances and cash disposed of	–	(171,648)
	198,396	1,353

The subsidiary disposed of during the year did not have any significant contribution to the Group's turnover and results for the year.

Notes to the Financial Statements

For the year ended 31st December 2004

40. OPERATING LEASE ARRANGEMENTS

The Group as lessee

At the balance sheet date, the Group and the Company had commitments under non-cancellable operating leases for land and buildings which fall due as follows:

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	32,530	25,758	2,981	2,155
In the second to fifth year inclusive	78,279	83,835	67	10
After five years	101,638	170,000	–	–
	212,447	279,593	3,048	2,165

Operating lease payments represent rental payable by the Group and the Company for certain office and factory properties. Leases are negotiated for an average term of 20 years and rentals are fixed for an average term of 1 to 2 years.

Included in the above are operating lease commitments for land and buildings of approximately HK$171 million (2003: HK$276 million) and approximately HK$3.1 million (2003: HK$2.2 million) payable by the Group and the Company respectively to the ultimate holding company and fellow subsidiaries.

The Group as lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	THE GROUP			
	Land and buildings		Plant and machinery	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	1,707	693	2,151	2,151
In the second to fifth year inclusive	849	725	–	2,151
	2,556	1,418	2,151	4,302

The properties have committed tenants of 1 to 2 years.

The Company had no significant operating lease arrangements at the balance sheet date.

Notes to the Financial Statements

For the year ended 31st December 2004

41. CAPITAL COMMITMENTS

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– investment in Jinhua Jinyong Expressway Construction and Investment Co., Ltd. ("Jinyong")	267,170	–
– investments in PRC jointly controlled entities	40,410	185,962
– acquisition of property, plant and equipment	126,096	255,364
– additions in construction in progress	7,328	16,074
– investment in securities	312	312
– investment in SI United	–	817,416
	441,316	1,275,128
Capital expenditure authorised but not contracted for in respect of		
– investments in PRC subsidiaries and associates	157,931	–
– acquisition of property, plant and equipment	64,721	–
	222,652	–

In addition to the above, the Group's share of capital commitments of the jointly controlled entities are as follows:

	THE GROUP	
	2004	2003
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– investments in PRC subsidiaries and jointly controlled entities	432,656	8,369
– acquisition of property, plant and equipment	68,057	14,984
	500,713	23,353
Capital expenditure authorised but not contracted for in respect of		
– acquisition of property, plant and equipment	125,704	–

The Company had no significant capital commitment at the balance sheet date.

At 31st December 2004, included in the bank balances and cash was a bank deposit of approximately HK$75.5 million (2003: nil) designated as a security deposit for the committed investment in Jinyong.

Notes to the Financial Statements

For the year ended 31st December 2004

42. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Guarantees given to banks in respect of banking facilities utilised by				
– associates	18,000	78,038	–	47,170
– a supplier	1,887	1,887	–	–
– connected persons	50,471	–	–	–
– outsiders (note)	33,019	–	–	–
	103,377	79,925	–	47,170

Details of contingent liabilities given by the Group to connected persons are set out in note 45 (I)(c).

Note: The guarantees were subsequently released on 18th April 2005.

43. PLEDGE OF ASSETS

At 31st December 2004, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(i) plant and machinery with a net book value of approximately HK$65.4 million (2003: HK$6.4 million);

(ii) leasehold land and buildings with a net book value of approximately HK$6.3 million (2003: HK$8.9 million);

(iii) bank deposits of approximately HK$3.8 million (2003: HK$2.7 million);

(iv) motor vehicles with a net book value of approximately HK$1 million (2003: nil); and

(v) construction in progress with a net book value of approximately HK$5.3 million (2003: nil).

43. PLEDGE OF ASSETS (continued)

In addition, at 31st December 2004, certain of the Group's plant and machinery with a net book value of HK$2,400,000 (2003: HK$2,600,000) were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

At 31st December 2004, the Group had bank deposits of approximately HK$28.9 million (2003: HK$28.8 million) and approximately HK$10.4 million (2003: HK$10.3 million) pledged to banks in respect of banking facilities granted to an associate and a jointly controlled entity respectively.

44. RETIREMENT BENEFITS SCHEMES

The Company and its subsidiaries in Hong Kong operate defined contribution retirement benefits scheme for their qualifying employees pursuant to the Occupational Retirement Schemes Ordinance. To comply with the Mandatory Provident Fund Schemes Ordinance (the "MPFO"), a Mandatory Provident Fund Scheme (the "MPF Scheme") was also established. New employees joined on or after 1st December 2000, however, must join the MPF Scheme. The assets of both schemes are held separately in funds which are under the control of independent trustees. The retirement benefits schemes contributions charged to the income statement represent contributions payable by the Company and its subsidiaries in Hong Kong to the funds at rates specified in the rules of the schemes. When there are employees who leave the defined contribution retirement benefits scheme prior to becoming fully vested in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Company and its subsidiaries in Hong Kong.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

At the balance sheet date, no forfeited contributions are available to reduce the contribution payable in the future years.

Notes to the Financial Statements

For the year ended 31st December 2004

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES

(I) CONNECTED PERSONS

(a) During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected persons pursuant to the Listing Rules. The significant transactions with the connected parties during the year, and significant balances with them at the balance sheet date, are as follows:

		THE GROUP	
Connected persons	**Nature of transaction**	2004 HK$'000	2003 HK$'000
Transactions			
Ultimate holding company:			
Shanghai Industrial Investment (Holdings) Company Limited	Rentals paid on land and buildings (note (i))	5,174	6,301
Fellow subsidiaries:			
City Note Holdings Limited ("City Note")	Acquisition of interest in a subsidiary (note (ii))	–	277,970
Nanyang Enterprises Limited ("NEL")	Acquisition of interest in a subsidiary (note (iii))	–	17,389
Nanyang Enterprises Properties Limited ("NPL")	Rentals paid on land and buildings (note (i))	13,020	13,800
	Acquisition of interest in a subsidiary (note (iii))	–	2,096
The Tien Chu (HK) Co. Ltd.	Rentals paid on land and buildings (note (i))	840	140
	Purchase of materials (note (iv))	237	145
	Printing services income (note (iv))	286	284
上海上實(集團)有限公司 (SIIC Shanghai Holdings Co., Ltd.) ("SIIC Shanghai")	Rentals paid on land and buildings (note (i))	2,997	2,974
	Acquisition of interest in a subsidiary (note (ii))	–	322,445
上海上實資產經營有限公司	Consultancy fee (note (iv))	–	4,103

Notes to the Financial Statements

For the year ended 31st December 2004

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(I) CONNECTED PERSONS (continued)

(a) (continued)

Connected persons	Nature of transaction	THE GROUP 2004 HK$'000	2003 HK$'000
Transactions (continued)			
Directors of subsidiaries:			
Chen Shu Zi	Acquisition of interest in a subsidiary (note (iii))	–	1,840
Feng Gen Sheng	Acquisition of interest in a subsidiary (note (iii))	–	2,760
Shen Wei Jia	Acquisition of interest in a subsidiary (note (iii))	–	484
Wu Jian Zhuang	Acquisition of interest in a subsidiary (note (iii))	–	1,150
Minority shareholders of subsidiaries:			
中國(杭州)青春寶集團有限公司 (China (Hangzhou) Qingchunbao Group Co. Ltd.) ("China Qingchunbao") and its subsidiaries	Sales of finished medicine and health products (note (vi))	61	62
	Purchase of raw materials (note (iv))	–	213
Shanghai Yibai (Holdings) Company Ltd. ("Shanghai Yibai")	Disposal of interest in a subsidiary (note (vii))	–	119,941

Notes to the Financial Statements

For the year ended 31st December 2004

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(I) CONNECTED PERSONS (continued)

(a) (continued)

Connected persons	Nature of transaction	THE GROUP 2004 HK$'000	2003 HK$'000
Transactions (continued)			
Minority shareholders of subsidiaries: (continued)			
許昌捲煙總廠	Sales of cigarette box packaging materials (note (vi))	22,198	–
寧夏農林科學院	Interest paid (note (v))	136	127
Fellow subsidiary of a minority shareholder of a subsidiary:			
福建省廈門醫藥採購供應站	Sales of medicine products (note (vi))	7,098	–
Balances			
Minority shareholders of subsidiaries:			
China Qingchunbao and its subsidiaries	Balance at 31st December		
	– trade receivables	331	249
	– trade payables	750	750
	– dividend payable	–	1,203
寧夏農林科學院	Balance at 31st December – loan payable (note (v))	1,887	1,887
Cyber Care Inc.	Balance at 31st December – non-trade receivables (note (viii))	–	1,328

Notes to the Financial Statements

For the year ended 31st December 2004

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(I) CONNECTED PERSONS (continued)

(a) (continued)

Connected persons	Nature of transaction	THE GROUP 2004 HK$'000	2003 HK$'000
Balances (continued)			
Minority shareholders of subsidiaries: (continued)			
鼎爐實業總公司 (Dinglu Industrial Co.) and its subsidiaries	Balance at 31st December – non-trade payables (note (viii))	–	1,608
許昌捲煙總廠	Balance at 31st December – trade receivables	3,774	–
Fellow subsidiary of a minority shareholder of a subsidiary:			
福建省廈門醫藥採購供應站	Balance at 31st December – deposits received in advance	486	–

Notes:

(i) The rentals were charged in accordance with the relevant tenancy agreements and the prevailing rent was equivalent or approximate to the open market rentals as certified by an independent firm of professional property valuers when the tenancy agreements were entered into.

(ii) On 21st May 2003, Shanghai Industrial YKB Limited, a wholly-owned subsidiary of the Group, entered into an acquisition agreement with a number of vendors to acquire the non-publicly tradable shares of SI United, representing an aggregate of approximately 56.63% of the issued share capital of SI United, as to which 19.26% and 22.34% is to be acquired from City Note and SIIC Shanghai respectively. The consideration payable to City Note and SIIC Shanghai amounted to approximately HK$277,970,000 and HK$322,445,000 respectively. The acquisition was completed in December 2004. Details of this acquisition were included in a published announcement of the Company on the same date.

(iii) In 2003, the Group completed the privatisation of SIIC MedTech. The payments to NEL, NPL and certain directors of SIIC MedTech, in consideration for the cancellation of their interests in SIIC MedTech, were in accordance with the price as stated in the document issued by the Company on 18th July 2003.

(iv) The terms of these transactions were determined and agreed by both parties.

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(I) CONNECTED PERSONS (continued)

(a) (continued)

Notes: (continued)

(v) The loan is unsecured, bears interest at commercial rates and has no fixed repayment terms.

(vi) These transactions were carried out at market prices or, where no market price was available, at cost plus a percentage of profit mark-up.

(vii) On 7th May 2003, S.I. Commerce Holdings Limited, a wholly-owned subsidiary of the Group entered into an agreement, with Shanghai Yibai to dispose of all its 51% interest in Shanghai Orient to Shanghai Yibai, at a cash consideration of RMB127,137,000 (approximately HK$119,941,000). Details of this disposal were included in a published announcement of the Company on 9th May 2003.

(viii) The amount was unsecured, non-interest bearing and fully repaid during the year.

(b) Details of operating lease commitments with connected parties are set out in note 40.

(c) At 31st December 2004, the Group has given guarantees amounting to approximately HK$50 million to various banks in respect of credit facilities granted to the following fellow subsidiaries:

	2004 HK$'000	2003 HK$'000
上海百樂毛紡織有限公司	12,736	–
上海聯合毛紡織有限公司 (Shanghai United Weaving Co., Ltd.)	32,075	–
上海聯合羊絨針織有限公司 (Shanghai United Knitting Products Co., Ltd.)	5,660	–
	50,471	–

The guarantees were subsequently released on 30th March 2005.

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(II) RELATED PARTIES, OTHER THAN CONNECTED PERSONS

(a) The significant transactions with related parties, other than connected persons, during the year, and significant balances with them at the balance sheet date, are as follows:

		THE GROUP	
Related parties	**Nature of transaction**	2004 HK$'000	2003 HK$'000
Transactions			
Jointly controlled entities:			
Daily Wealth Investments Limited	Purchase of finished goods (note (ii))	–	216
	Material cost received (note (ii))	–	94
Dragon Wealth Assets Limited	Service income (note (i))	–	415
Mergen Holdings Ltd.	Acquisition of interest in subsidiaries (note (iii))	–	27,300
珠海友通科技有限公司 (E-COM Technology Limited)	Sales of finished goods (note (ii))	4,700	12,502
河北永新紙業有限公司 (Hebei Yongxin Paper Co., Ltd.)	Interest income received (note (x))	620	–
廣東寶萊特醫用科技股份有限公司 (Guangdong Biolight Medical Technology Co. Ltd.)	Sales of goods (note (ii))	114	–
Associates:			
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	Collection on behalf	–	17,608
	Payment on behalf	–	17,452
	Repayment of advance	–	9,434
	Purchase of materials (note (ii))	1,392	5,274
	Interest paid (note (iv))	1,109	354

Notes to the Financial Statements

For the year ended 31st December 2004

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(II) RELATED PARTIES, OTHER THAN CONNECTED PERSONS

(a) (continued)

Related parties	Nature of transaction	THE GROUP 2004 HK$'000	2003 HK$'000
Transactions (continued)			
Associates: (continued)			
浙江天外印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	Printing services income (note (ii))	8,020	6,719
四川科美紙業有限公司	Printing services income (note (ii))	1,651	2,784
成都九興印刷包裝有限公司 (Chengdu Jiuxing Printing and Packing Co., Ltd.)	Interest income received (note (ix))	534	48
西安環球印務有限公司 (Xian Global Printing Co., Ltd.)	Proceeds from disposal of interest in an associate (note (i))	–	7,475
廣西甲天下水松紙有限公司	Sales of materials (note (ii))	10,175	2,051
EAS International Transportation Limited	Interest income received (note (v))	–	1,003
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	Interest paid (note (xi))	628	–
Balances			
Jointly controlled entities:			
Mergen Holdings Ltd.	Balance at 31st December – long-term receivable (net of allowance of HK$33,376,000 (2003: HK$67,337,000) (note (viii))	–	33,375

Notes to the Financial Statements

For the year ended 31st December 2004

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(ii) RELATED PARTIES, OTHER THAN CONNECTED PERSONS

(a) (continued)

Related parties	Nature of transaction	THE GROUP 2004 HK$'000	THE GROUP 2003 HK$'000
Balances (continued)			
Jointly controlled entities: (continued)			
珠海友通科技有限公司 (E-COM Technology Limited)	Balance at 31st December – trade receivable (net of allowance of HK$14,800,000 (2003: nil))	–	13,860
杭州胡慶餘堂國藥號有限公司 (Hangzhou Huqingyutang Drugstore Co., Ltd.)	Balance at 31st December – non-trade receivable (note (vi))	2,358	2,358
	– non-trade payable (note (vii))	–	649
河北永新紙業有限公司 (Hebei Yongxin Paper Co., Ltd.)	Balance at 31st December – short-term loan receivable (note (x))	38,512	9,434
廣東寶萊特醫用科技股份有限公司 (Guangdong Biolight Medical Technology Co. Ltd.)	Balance at 31st December – non-trade payable (note (vii))	–	102
Associates:			
上海家化聯合股份有限公司 (Shanghai Jahwa United Co. Ltd.) ("Shanghai Jahwa")	Balance at 31st December – short-term loan receivable (note (viii))	3,000	3,000
	– non-trade receivable (note (vii))	–	2,264
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.)	Balance at 31st December – trade payable	1,134	1,025
浙江天外印刷股份有限公司 (Zhejiang Tianwai Printing Co., Ltd.)	Balance at 31st December – trade receivable	180	2,476

Notes to the Financial Statements

For the year ended 31st December 2004

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(II) RELATED PARTIES, OTHER THAN CONNECTED PERSONS

(a) (continued)

Related parties	Nature of transaction	THE GROUP 2004 HK$'000	2003 HK$'000
Balances (continued)			
Associates: (continued)			
四川科美紙業有公司	Balance at 31st December		
	– trade receivable	145	429
	– non-trade receivable (note (vi))	1,202	–
成都九興印刷包裝有限公司 (Chengdu Jiuxing Printing and Packing Co., Ltd.)	Balance at 31st December – short-term loan receivable (note (ix))	29,972	9,434
廣西甲天下水松紙有限公司	Balance at 31st December		
	– trade receivable	3,680	1,814
西安永發醫藥包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)	Balance at 31st December		
	– other short-term loan (note (xi))	30,700	–
	– non-trade receivable (note (vii))	–	7,477
西安環球印務有限公司 (Xian Global Printing Co., Ltd.)	Balance at 31st December – non-trade receivable (note (vii))	–	990

Notes:

(i) These transactions were carried out in accordance with the terms of the agreement entered into between the relevant parties.

(ii) These transactions were carried out at market prices or, where no market price was available, at cost plus a percentage of profit mark-up.

(iii) On 14th October 2003, S.I. Pharmaceutical Holdings Limited, a wholly-owned subsidiary of the Group, agreed to purchase from Mergen Holdings Ltd. all the issued share capital of Mergen Biotech Limited and Mergen BioMedicine Limited at a total consideration of HK$27,300,000.

(iv) The interest was charged at 5% per annum.

(v) The interest was charged at commercial rates.

Notes to the Financial Statements

For the year ended 31st December 2004

45. CONNECTED AND RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(II) RELATED PARTIES, OTHER THAN CONNECTED PERSONS (continued)

(a) (continued)

Notes: (continued)

(vi) The amount is unsecured, non-interest bearing and has no fixed repayment terms.

(vii) The amount was unsecured, non-interest bearing and fully repaid during the year.

(viii) The loan is unsecured, bears interest at commercial rates and has no fixed repayment terms.

(ix) The loan is unsecured, bears interest at 5.31% per annum and has no fixed repayment terms.

(x) Except for an amount of HK$33,019,000 (2003: HK$9,434,000) bears interest at 5% per annum, the remaining balance (2003: nil) bears interest at 5.4% per annum. The loan has no fixed repayment terms. An amount of HK$5,755,000 is secured by the equity interest in the jointly controlled entity held by the remaining shareholders.

(xi) The loan is unsecured, bears interest at 3 months HIBOR plus 2.5% per annum with fixed repayment terms.

(b) Detail of guarantees and pledged assets given by the Group to related parties are set out in notes 42 and 43 respectively.

46. GOVERNMENT GRANTS

During the year, the Group received a government subsidy of approximately HK$5,321,000 (2003: HK$14,151,000) towards the cost of acquisition of plant and machinery. The amount has been deducted from the carrying amount of the relevant assets. The amount is transferred to income in the form of reduced depreciation charges over the useful lives of the relevant assets. This policy has reduced the depreciation charges in the current year of approximately HK$1,415,000 (2003: HK$755,000).

Notes to the Financial Statements

For the year ended 31st December 2004

47. PRINCIPAL SUBSIDIARIES

Particulars of the Company's principal subsidiaries at 31st December 2004 are as follows:

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued/ registered capital held by the Company/subsidiaries	Principal activities
正大青春寶藥業有限公司 (Chia Tai Qingchunbao Pharmaceutical Co., Ltd.) (note (i))	PRC	RMB128,500,000	55%	Manufacture and sale of Chinese medicine and health food
上海滬寧高速公路(上海段)發展有限公司 (Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited) (note (ii))	PRC	RMB2,000,000,000	100%	Holding of a right to operate a toll road
S.I. Infrastructure Holdings Limited	British Virgin Islands/ Hong Kong	US$1	100%	Investment holding
SIHL Treasury Limited	Hong Kong	Ordinary shares – HK$2	100%	Investment
SIIC MedTech	Cayman Islands/ Hong Kong	Ordinary shares – HK$40,893,400	100%	Investment holding
Nanyang Tobacco (Marketing) Company, Limited	British Virgin Islands/ PRC and Macau	Ordinary shares – US$1 – HK$100,000,400	100%	Sale and marketing of cigarettes and raw materials sourcing
Nanyang Brothers Tobacco Company, Limited	Hong Kong	Ordinary shares – HK$2	100%	Manufacture and sale of cigarettes
		Non-voting deferred shares – HK$8,000,000	–	

Notes to the Financial Statements

For the year ended 31st December 2004

47. PRINCIPAL SUBSIDIARIES (continued)

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued/ registered capital held by the Company/subsidiaries	Principal activities
The Wing Fat Printing Company, Limited	Hong Kong	Ordinary shares – HK$2,000,000	93.3%	Manufacture and sale of packaging materials and printed products
		Non-voting deferred shares – HK$1,829,510	–	
SI United (note (iii))	PRC	Ordinary shares – RMB306,512,351	56.63%	Manufacture and sale of biomedicine and commercial network operations
廈門中藥廠有限公司 (Xiamen Traditional Chinese Medicine Co., Ltd. ("Xiamen TCM") (note (i))	PRC	RMB47,830,000	56%	Manufacture and sale of Chinese medicine
遼寧好護士藥業(集團)有限責任公司 ("Liaoning Herbapex") (note (i))	PRC	RMB51,000,000	55%	Manufacture and sale of Chinese medicine
上海三維生物技術有限公司 (Shanghai Sunway Biotech Co., Ltd.) (note (i))	PRC	US$15,343,300	70.4%	Manufacture and sale of biomedicine

Notes:

(i) The company was established in the PRC as a sino-foreign equity joint venture company.

(ii) The company was established in the PRC as a wholly foreign owned enterprise.

(iii) The company is a company listed on the A share market of the Shanghai Stock Exchange.

With the exception of S. I. Infrastructure Holdings Limited and SIHL Treasury Limited, all the above subsidiaries are indirectly held by the Company.

None of the deferred shares are held by the Group. The deferred shares carry no rights to receive notice of or to attend or vote at any general meeting of the respective companies and have practically no rights to dividends or to participate in any distributions on winding up.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

48. PRINCIPAL JOINTLY CONTROLLED ENTITIES

Particulars of the Group's principal jointly controlled entities at 31st December 2004 are as follows:

Name of jointly controlled entity	Place of incorporation or establishment/ operations	Percentage of registered capital attributable to the Group	Principal activities
上海滙眾汽車製造有限公司 (Shanghai Huizhong Automotive Manufacturing Company Limited) ("Shanghai Huizhong")	PRC	50%	Manufacture and sale of vehicles, automobile components and spare parts
上海市信息投資股份有限公司 (Shanghai Information Investment Inc.)	PRC	20%	Development of communication infrastructure and cable network and provision of internet-related services
上海三維製藥有限公司 (Shanghai Sunve Pharmaceutical Co., Ltd.)	PRC	48%	Manufacture and sale of pharmaceutical products
上海萬眾汽車零部件有限公司 (Shanghai Wanzhong Automotive Components Co., Ltd.)	PRC	50%	Manufacture and sale of automobile components and spare parts
中環保水務投資有限公司 (General Water of China Co., Ltd.)	PRC	50%	Joint investment and operation of water-related and environment protection business in the PRC

All the above jointly controlled entities are indirectly held by the Company.

The above table lists the jointly controlled entities of the Group which, in the opinion of the directors, principally affected the results or net assets of the Group. To give details of other jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

A summary of the financial information of Shanghai Huizhong, the major jointly controlled entity of the Group, is set out in note 49.

Notes to the Financial Statements

For the year ended 31st December 2004

49. SUMMARY OF FINANCIAL INFORMATION OF THE GROUP'S MAJOR JOINTLY CONTROLLED ENTITY

The following is a summary of the financial information extracted from the audited financial statements of Shanghai Huizhong for the year ended 31st December 2004:

Consolidated results for the year ended 31st December:

	2004 HK$'000	2003 HK$'000
Turnover	5,436,631	5,624,644
Profit for the year	134,599	209,358
Profit attributable to the Group	67,300	104,679

Consolidated financial position as at 31st December:

	2004 HK$'000	2003 HK$'000
Non-current assets	1,414,366	1,201,861
Current assets	2,210,464	2,066,652
Current liabilities	(1,476,475)	(1,071,971)
Minority interests	(369)	–
Net assets	2,147,986	2,196,542
Net assets attributable to the Group	1,073,993	1,098,271

50. PRINCIPAL ASSOCIATES

Particulars of the Group's principal associates at 31st December 2004 and which are all sino-foreign equity joint venture companies established in the PRC are as follows:

Name of associate	Percentage of registered capital held by the subsidiaries	Percentage of registered capital attributable to the Group	Principal activities
SMIC	9.95%	9.95%	Investment holding and manufacture and marketing of advanced technology semiconductors
光明乳業股份有限公司 (Bright Dairy and Food Co., Ltd.) ("Bright Dairy")	30.8%	30.8%	Manufacture, distribution and sale of dairy and related products
Shanghai Jahwa	28.15%	28.15%	Manufacture, distribution and sale of personal care and cosmetics products
杭州胡慶餘堂藥業有限公司 (Hangzhou Huqingyutang Pharmaceutical Company Limited)	30%	30%	Manufacture and sale of Chinese medicine and health products
上海實業交通電器有限公司 (Shanghai SIIC Transportation Electric Co., Ltd.)	30%	30%	Manufacture, distribution and sale of automobile components

All the above associates are indirectly held by the Company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results or net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

A summary of the financial information of SMIC and Bright Dairy, the major associates of the Group, is set out in note 51.

Notes to the Financial Statements

For the year ended 31st December 2004

51. SUMMARY OF FINANCIAL INFORMATION OF THE GROUP'S MAJOR ASSOCIATES

The following is a summary of the financial information extracted from the audited financial statements of SMIC and Bright Dairy for the year ended 31st December 2004:

Consolidated results for the year ended 31st December:

	SMIC		Bright Dairy	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	7,602,385	2,853,423	6,385,922	5,630,439
Profit for the year	700,010	(515,927)	299,975	266,474
Profit attributable to the Group	75,635	(85,580)	92,392	82,074

Consolidated financial position as at 31st December:

	SMIC		Bright Dairy	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Non-current assets	26,748,142	13,658,351	1,685,222	1,646,550
Current assets	7,452,259	5,310,880	1,679,973	1,618,388
Current liabilities	(5,696,570)	(2,538,359)	(1,113,180)	(1,174,579)
Non-current liabilities	(4,246,804)	(3,743,692)	(142,303)	(167,058)
Minority interests	–	–	(175,578)	(167,397)
Net assets	24,257,027	12,687,180	1,934,134	1,755,904
Net assets attributable to the Group	2,413,574	1,700,082	595,713	540,818

Notes to the Financial Statements

For the year ended 31st December 2004

52. POST BALANCE SHEET EVENTS

The following significant events took place after the balance sheet date:

(a) On 17th January 2005, SIIC MedTech Health Products Limited ("Health Products"), a wholly-owned subsidiary of the Group, and Kong Hee Enterprises Limited ("Kong Hee"), entered into a share transfer agreement, pursuant to which Health Products acquired a further 5% interest in Xiamen TCM from Kong Hee at a consideration of HK$11,450,000, payable in cash.

Kong Hee is a company wholly-owned by Mr. Hui Wang Chuen and his associate. As Mr. Hui Wang Chuen is a director of Xiamen TCM, he is a connected person of the Company. Hence, Kong Hee is also deemed as a connected person of the Company. Pursuant to the Listing Rules, the acquisition constitutes a connected transaction of the Company and falls within Rule 14A.32 of the Listing Rules.

The transaction was completed in February 2005. Details of this acquisition were included in a published announcement of the Company on 17th January 2005.

(b) In March 2005, the Group acquired a 30% interest in an associate – Jinyong, for a cash consideration of approximately HK$267 million. The associate holds the right to receive toll fees from vehicles using the Jinhua Section of the Yongjin Expressway and to operate service facilities in designated areas along the Jinhua Section for a period of 28 years.

53. SEGMENT INFORMATION

For management purposes, the Group is currently organised into four operating businesses – infrastructure facilities, medicine, consumer products and information technology. These businesses are the basis on which the Group reports its primary segment information.

Principal businesses are as follows:

Infrastructure facilities	–	investment in toll road projects and water-related business
Medicine	–	manufacture and sale of Chinese medicine and health food; biotechnology development
Consumer products	–	manufacture and sale of cigarettes, packaging materials, printed products, dairy products, commercial vehicles, automobile components and spare parts
Information technology	–	development of communication infrastructure and information technology business

Notes to the Financial Statements

For the year ended 31st December 2004

53. SEGMENT INFORMATION (continued)

Segment information about these businesses is presented below:

2004	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
Income statement:					
External sales	189,208	1,283,622	1,956,109	–	3,428,939
Segment results	145,880	253,986	504,737	66,497	971,100
Net unallocated corporate expenses					(67,830)
Profit from operations					903,270
Finance costs					(19,317)
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					698,523
Share of results of jointly controlled entities	1,887	17,826	65,371	9,367	94,451
Share of results of associates	2,590	9,347	198,809	73,983	284,729
Allowance for amount due from a jointly controlled entity					(33,376)
Impairment losses recognised in respect of interests in an associate and jointly controlled entities and goodwill relating to a subsidiary					(191,232)
Profit from ordinary activities before taxation					1,737,048
Taxation					(231,979)
Profit from ordinary activities after taxation					1,505,069

Notes to the Financial Statements

For the year ended 31st December 2004

53. SEGMENT INFORMATION (continued)

2004	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:						
ASSETS						
Segment assets	2,497,861	3,701,417	2,779,111	465,135	–	9,443,524
Interest in jointly controlled entities	11,015	292,621	1,628,528	2,434,993	–	4,367,157
Interest in associates	301,120	161,494	1,312,279	367,916	–	2,142,809
Unallocated corporate assets						4,656,391
Consolidated total assets						20,609,881
LIABILITIES						
Segment liabilities	17,323	861,530	453,041	–	–	1,331,894
Unallocated corporate liabilities						2,183,740
Consolidated total liabilities						3,515,634
Other information:						
Capital additions	2,466	912,505	311,448	–	2,319	1,228,738
Depreciation and amortisation	43,392	38,652	93,984	–	3,099	179,127
Impairment losses on investments in other projects and investments in securities	–	–	–	–	72,532	72,532
Allowance on doubtful debts and bad debts written off	–	641	3,694	–	14,800	19,135
Loss on disposal of property, plant and equipment	–	1,264	3,170	–	–	4,434

Notes to the Financial Statements

For the year ended 31st December 2004

53. SEGMENT INFORMATION (continued)

2003	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
Income statement:					
External sales	283,019	1,127,892	1,415,067	–	2,825,978
Segment results	281,299	288,772	336,843	179,586	1,086,500
Net unallocated corporate income					46,261
Profit from operations					1,132,761
Finance costs					(31,001)
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities					278,059
Share of results of jointly controlled entities	444	35,804	124,580	11,807	172,635
Share of results of associates	26,295	7,184	217,215	(89,157)	161,537
Allowance for amount due from a jointly controlled entity					(67,337)
Profit from ordinary activities before taxation					1,646,654
Taxation					(241,904)
Profit from ordinary activities after taxation					1,404,750

Notes to the Financial Statements

For the year ended 31st December 2004

53. SEGMENT INFORMATION (continued)

2003	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:						
ASSETS						
Segment assets	2,516,851	1,249,788	2,421,178	436,911	–	6,624,728
Interest in jointly controlled entities	300,929	180,195	1,200,651	451,576	–	2,133,351
Interest in associates	209,905	88,467	1,173,738	1,738,541	–	3,210,651
Unallocated corporate assets						5,106,724
Consolidated total assets						17,075,454
LIABILITIES						
Segment liabilities	15,017	166,011	124,414	5,726	–	311,168
Unallocated corporate liabilities						1,892,512
Consolidated total liabilities						2,203,680
Other information:						
Capital additions	1,841,082	319,182	98,495	31	1,090	2,259,880
Depreciation and amortisation	1,927	21,893	87,714	343	3,606	115,483
Impairment losses on investments in other projects and investments in securities	–	–	–	540	34,431	34,971
Allowance on doubtful debts and bad debts written off	–	9,205	1,121	–	–	10,326
Loss on disposal of property, plant and equipment	–	3,526	2,826	–	(86)	6,266

Notes to the Financial Statements

For the year ended 31st December 2004

53. SEGMENT INFORMATION (continued)

Geographical segments

The following table provides an analysis of the Group's sales and contribution to profit from operations by geographical market, irrespective of the origin of the goods and services.

	Sales revenue by geographical market		Contribution to profit from operations	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
PRC	**1,943,374**	1,768,201	**573,620**	836,042
Asia	**1,259,255**	661,553	**283,039**	133,726
Hong Kong	**186,332**	169,343	**103,686**	68,450
Other areas	**39,978**	226,881	**10,755**	48,282
	3,428,939	2,825,978	**971,100**	1,086,500
Net unallocated corporate (expenses) income			**(67,830)**	46,261
Profit from operations			**903,270**	1,132,761

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2004	2003	2004	2003
	HK$'000	HK$'000	HK$'000	HK$'000
Geographical region				
PRC	**13,894,116**	9,981,894	**991,257**	2,210,084
Asia	**24,900**	22,991	**–**	–
Hong Kong	**6,365,700**	6,285,946	**237,481**	49,796
Other areas	**325,165**	784,623	**–**	–
	20,609,881	17,075,454	**1,228,738**	2,259,880

Notice of the Annual General Meeting

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 26th May 2005 (Thursday) at 3:00 p.m. for the following purposes:–

1. To receive and consider the audited Consolidated Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended 31st December 2004.

2. To declare a final dividend for the year ended 31st December 2004.

3. To re-elect the retiring Directors and to authorise the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and to authorise the Board of Directors to fix their remuneration.

5. As Special Business, to consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

A. subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares in the capital of the Company ("Shares") and warrants of any type that may from time to time be issued by the Company ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

B. the aggregate nominal amount of Shares which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 percent of the aggregate nominal amount of the Shares in issue at the date of the passing of this Resolution and the aggregate number of Warrants which may be repurchased by the Company pursuant to such approval shall not exceed 10 percent of the aggregate amount of the outstanding Warrants to subscribe for Shares in issue as at the date of passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

C. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

iii. the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

6. As Special Business, to consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

A. subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

B. the approval in paragraph (A) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

iii. the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

7. As Special Business, to consider and if thought fit, pass with or without any amendments, the following resolution as an Ordinary Resolution:

   "**THAT** conditional upon resolutions Nos. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution No. 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 5 set out in the notice convening this meeting, provided that such an amount shall not exceed 10 percent of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th April 2005

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong.

Notes:

1. *A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote on his behalf. A proxy need not be a member of the Company.*

2. *A form of proxy for use at the meeting is enclosed.*

3. *To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be). Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.*

4. *The register of members of the Company will be closed from 23rd May 2005 (Monday) to 26th May 2005 (Thursday), both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend to be approved at the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of 28th Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by 4:00 p.m. on 20th May 2005 (Friday).*

5. *This notice and the enclosed form of proxy are also available for viewing on the website of each of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and the Company at http://www.sihl.com.hk.*

股東週年大會通告

7. 作為特別事項，考慮並酌情通過（不論是否作出修訂）下列決議為普通決議案：

「**動議**在本大會通告所載之第5及第6項決議案正式通過之條件下，擴大本公司董事會依據本大會通告第6項決議案獲授可行使本公司權力以配發及發行股份之一般授權限額，在本公司董事會依據該項一般授權可配發及發行或同意有條件或無條件配發及發行之股本總面值上，加以相等於本公司依據本大會通告所載第5項決議案授予之權力購回本公司股本之總面值數額，惟此數額不得超過本公司在本決議案通過日期之已發行股本總面值10%。」

承董事會命
黃美玲
公司秘書

香港，二零零五年四月二十八日

註冊辦事處：
香港灣仔告士打道三十九號
夏慤大廈二十六樓

附註：

1. *凡有權出席上述通告所召開之大會並於會上投票之股東可委任其他人士作代表，代表其出席大會並於會上投票。受委代表毋須為本公司之股東。*

2. *隨附大會適用之代表委任表格。*

3. *代表委任表格及經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，必須於大會或其任何續會或投票表決(視情況而定)指定舉行時間48小時前送抵本公司之註冊辦事處，地址為香港灣仔告士打道三十九號夏慤大廈二十六樓，方為有效。股東於填妥並交回代表委任表格後仍可親身出席大會及於會上或投票表決時投票。在此情況下，委任代表之文件將被視為經已撤銷。*

4. *本公司將於二零零五年五月二十三日(星期一)至二零零五年五月二十六日(星期四)(包括首尾兩天)暫停辦理股東登記，在該期間不會辦理股份過戶登記。為取得將於股東週年大會上批准之股息，各股東須於二零零五年五月二十日(星期五)下午四時前將所有過戶文件連同有關股票交回本公司之股份過戶登記處秘書商業服務有限公司，(地址為香港灣仔告士打道五十六號東亞銀行港灣中心二十八樓)方為有效。*

5. *本通告及隨附之代表委任表格均可於香港聯合交易所有限公司網站http://www.hkex.com.hk及本公司網站http://www.sihl.com.hk查閱。*

股東週年大會通告

6. 作為特別事項，考慮及酌情通過（不論是否作出修訂）下列決議為普通決議案：

「**動議**：

A. 在本決議案下列規定之規限下及依據公司條例第57B條，一般性及無條件批准本公司董事會於有關期間（按下文之定義）內行使本公司之一切權力以配發、發行及處理本公司股份中之額外股份，以及作出或授予將須或可能須行使此等權力方可作出或授予之售股建議、協議及優先購股權；

B. 本決議案(A)段之批准乃本公司董事會所獲授任何其他權力以外之權力，該決議案授權本公司董事會於有關期間內作出或授予或需於有關期間結束後行使此等權力之售股建議、協議及優先購股權；

C. 本公司董事會依據本決議案(A)段之批准而配發或有條件或無條件同意將予配發（不論是否依據優先購股權或其他原因）之股本面值總額不得超過於本決議案通過之日本公司已發行股本面值總額之 20%，惟依據(i)供股（按下文之定義）；(ii)附於本公司任何認股權證、可換股債券或本公司所發行可換為股份之其他證券之認購權或換股權之行使；(iii)任何優先認股計劃或當時採納之類似安排而向本公司及／或其任何附屬公司之高級人員及／或職員發行本公司股本中之股份或授出認購股份之權力；或(iv)任何根據本公司之公司章程細則配發股份以代替本公司股份之全部或部份股息而設之以股代息或類似安排而配發者除外，而上述之批准亦須受此限制；及

D. 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列最早日期之期間：

i. 本公司下屆股東週年大會結束時；

ii. 本公司之公司章程細則或任何香港之適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

iii. 本決議案准許之授權經由本公司股東在股東大會通過普通決議案撤銷或修訂之日；及

「供股」乃指於本公司或本公司董事指定之期間內，向於指定記錄日期名列股東名冊內之股份持有人按彼等當時之持股比例提呈發售股份之建議（惟須受董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

股東週年大會通告

茲通告上海實業控股有限公司（「本公司」）謹訂於二零零五年五月二十六日（星期四）下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓會議室召開股東週年大會，以便討論及處理下列事項：—

1. 省覽本公司截至二零零四年十二月三十一日止年度之經審核綜合財務報告及董事會與核數師報告書。

2. 宣佈派發截至二零零四年十二月三十一日止年度的末期股息。

3. 重選退任董事及授權董事會釐定董事酬金。

4. 續聘核數師及授權董事會釐定其酬金。

5. 作為特別事項，考慮並酌情通過（不論是否作出修訂）下列決議為普通決議案：

   「**動議**：

   A. 在本決議案(B)段之規限下，一般性及無條件批准本公司董事會可於有關期間（按下文之定義）內行使本公司之一切權力，以在香港聯合交易所有限公司（「聯交所」）或本公司證券上市所在而證券及期貨事務監察委員會與聯交所就此認可之其他證券交易所，購回本公司股本中之普通股（「股份」）及本公司不時所發行之任何類別認股權證（「認股權證」），惟須遵守及按照所有適用法律與聯交所證券上市規則及其他證券交易所之規定（按不時經修訂者）；

   B. 本公司依據決議案(A)段之批准獲准購回之股份總面額，將不得超過本決議案通過之日已發行股本面值之總面額10%，而本公司根據該項批准獲購回之認股權證總數，則不得超過本決議案通過當日之可認購股份而尚未行使之認股權證總數之 10%；及本決議案(A)段之授權，須受此限制；及

   C. 就本決議案而言：

      「有關期間」乃指本決議案通過之日至下列最早日期之期間：

      i. 本公司下屆股東週年大會結束時；

      ii 本公司之公司章程細則及任何香港之適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

      iii 本決議案准許之授權經由本公司股東在股東大會通過普通決議案撤銷或修訂之日。」

財務報表附註

截至二零零四年十二月三十一日止年度

53. 分部信息（續）

地區分部

本集團之營業額及經營溢利貢獻按地區市場劃分（並未考慮產品及服務之原產地）之分析如下：

	按地區市場劃分之營業額		經營溢利貢獻	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
中國	1,943,374	1,768,201	573,620	836,042
亞洲國家	1,259,255	661,553	283,039	133,726
香港	186,332	169,343	103,686	68,450
其他地區	39,978	226,881	10,755	48,282
	3,428,939	2,825,978	971,100	1,086,500
未分攤總部（支出）收入淨值			(67,830)	46,261
經營溢利			903,270	1,132,761

按地區分部劃分之資產帳面值及物業、廠房及設備及無形資產之增加之分析如下：

	分部資產帳面值		物業、廠房、設備及無形資產之增加	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
地區市場				
中國	13,894,116	9,981,894	991,257	2,210,084
亞洲國家	24,900	22,991	–	–
香港	6,365,700	6,285,946	237,481	49,796
其他地區	325,165	784,623	–	–
	20,609,881	17,075,454	1,228,738	2,259,880

53. 分部信息(續)

2003	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	未被分攤 千港元	綜合 千港元
資產負債表：						
資產						
分部資產	2,516,851	1,249,788	2,421,178	436,911	—	6,624,728
於合營企業權益	300,929	180,195	1,200,651	451,576	—	2,133,351
於聯營公司權益	209,905	88,467	1,173,738	1,738,541	—	3,210,651
未分攤總部資產						5,106,724
合併總資產						17,075,454
負債						
分部負債	15,017	166,011	124,414	5,726	—	311,168
未分攤總部負債						1,892,512
合併總負債						2,203,680
其他資料：						
資本性增加	1,841,082	319,182	98,495	31	1,090	2,259,880
折舊及攤銷	1,927	21,893	87,714	343	3,606	115,483
其他投資項目及證券投資之減值損失	—	—	—	540	34,431	34,971
壞賬準備及撇銷	—	9,205	1,121	—	—	10,326
出售物業、廠房及設備之虧損	—	3,526	2,826	—	(86)	6,266

財務報表附註

截至二零零四年十二月三十一日止年度

53. 分部信息（續）

2003	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	綜合 千港元
收益表：					
對外銷售	283,019	1,127,892	1,415,067	—	2,825,978
分部業績	281,299	288,772	336,843	179,586	1,086,500
加：未分攤總部收入淨值					46,261
經營溢利					1,132,761
財務費用					(31,001)
出售附屬公司、聯營公司及合營企業權益之淨溢利					278,059
分佔合營企業溢利	444	35,804	124,580	11,807	172,635
分佔聯營公司溢利	26,295	7,184	217,215	(89,157)	161,537
應收合營企業款項之準備					(67,337)
除税前經常業務溢利					1,646,654
税項					(241,904)
除税後經常業務溢利					1,404,750

財務報表附註

截至二零零四年十二月三十一日止年度

53. 分部信息(續)

2004	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	未被分攤 千港元	綜合 千港元
資產負債表：						
資產						
分部資產	2,497,861	3,701,417	2,779,111	465,135	–	9,443,524
於合營企業權益	11,015	292,621	1,628,528	2,434,993	–	4,367,157
於聯營公司權益	301,120	161,494	1,312,279	367,916	–	2,142,809
未分攤總部資產						4,656,391
合併總資產						20,609,881
負債						
分部負債	17,323	861,530	453,041	–	–	1,331,894
未分攤總部負債						2,183,740
合併總負債						3,515,634
其他資料：						
資本性增加	2,466	912,505	311,448	–	2,319	1,228,738
折舊及攤銷	43,392	38,652	93,984	–	3,099	179,127
其他投資項目及證券投資之減值損失	–	–	–	–	72,532	72,532
壞賬準備及撇銷	–	641	3,694	–	14,800	19,135
出售物業、廠房及設備之虧損	–	1,264	3,170	–	–	4,434

財務報表附註

截至二零零四年十二月三十一日止年度

53. 分部信息（續）

關於以上業務之分部信息列示如下：

2004	基建設施 千港元	醫藥 千港元	消費品 千港元	信息技術 千港元	綜合 千港元
收益表：					
對外銷售	189,208	1,283,622	1,956,109	–	3,428,939
分部業績	145,880	253,986	504,737	66,497	971,100
減：未分攤總部支出淨值					(67,830)
經營溢利					903,270
財務費用					(19,317)
出售附屬公司、聯營公司及合營企業權益之淨溢利					698,523
分佔合營企業溢利	1,887	17,826	65,371	9,367	94,451
分佔聯營公司溢利	2,590	9,347	198,809	73,983	284,729
應收合營企業款項之準備					(33,376)
聯營公司和合營企業權益及附屬公司商譽之減值損失					(191,232)
除稅前經常業務溢利					1,737,048
稅項					(231,979)
除稅後經常業務溢利					1,505,069

財務報表附註

截至二零零四年十二月三十一日止年度

52. 結帳日後事項

於結帳日後的重要事項如下：

(a) 於二零零五年一月十七日，本集團之全資附屬公司上實醫藥健康產品有限公司（「健康產品」）與港怡企業有限公司（「港怡」）簽訂股權轉讓協議，以11,450,000港元之現金收購其於廈門中藥廠所擁有的5%股權。

港怡為許宏全先生及其聯繫人所擁有的全資公司，由於許宏全先生為廈門中藥廠之董事，屬本公司之關連人士，因而港怡亦被視為本公司的關連人士。根據上市規則，收購項目構成本公司之關連交易，屬於上市規則第14A.32條之範疇。

此交易於二零零五年二月完成。關於是項收購項目詳情，已於本公司二零零五年一月十七日發佈的公告刊載。

(b) 於二零零五年三月，本集團以約267百萬港元之現金代價，購入一間聯營公司金甬之30%權益。此聯營公司享有二十八年金甬高速公路（金華段）的收費權及經營金華段沿綫區域內附屬設施之權利。

53. 分部信息

為了管理目的，本集團目前分為四個經營業務 — 基建設施、醫藥、消費品及信息技術。本集團是以這四個業務為基礎報告其主要分部信息。

主要業務如下：

基建設施	—	投資於收費公路項目及水務行業
醫藥	—	製造、銷售中醫藥產品及健康食品；生物科技開發
消費品	—	製造及銷售香煙、包裝材料及印刷產品、乳制品、汽車、汽車零件及配件
信息技術	—	發展信息基建及信息科技業務

51. 本集團主要聯營公司之財務資料摘錄

截至二零零四年十二月三十一日止年度，由中芯國際及光明乳業審核財務報表摘錄之財務資料如下：

截至十二月三十一日止年度之綜合經營業績：

	中芯國際		光明乳業	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
營業額	7,602,385	2,853,423	6,385,922	5,630,439
本年度溢利	700,010	(515,927)	299,975	266,474
本集團應佔溢利/(虧損)	75,635	(85,580)	92,392	82,074

於十二月三十一日之綜合財務狀況：

	中芯國際		光明乳業	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
非流動資產	26,748,142	13,658,351	1,685,222	1,646,550
流動資產	7,452,259	5,310,880	1,679,973	1,618,388
流動負債	(5,696,570)	(2,538,359)	(1,113,180)	(1,174,579)
非流動負債	(4,246,804)	(3,743,692)	(142,303)	(167,058)
少數股東權益	—	—	(175,578)	(167,397)
資產淨值	24,257,027	12,687,180	1,934,134	1,755,904
本集團應佔資產淨值	2,413,574	1,700,082	595,713	540,818

50. 主要聯營公司

於二零零四年十二月三十一日由本集團持有的主要聯營公司乃於中國成立之中外合資企業，詳情如下：

	註冊資本百分比		
聯營公司名稱	由附屬公司擁有	本集團應佔	主要業務
中芯國際	9.95%	9.95%	投資控股及製造及推廣高科技半導體
光明乳業股份有限公司(「光明乳業」)	30.8%	30.8%	製造、分銷及銷售乳類及相關產品
上海家化	28.15%	28.15%	製造、分銷及銷售個人護理產品及化妝品
杭州胡慶餘堂藥業有限公司	30%	30%	製造及銷售中醫藥產品及保健食品
上海實業交通電器有限公司	30%	30%	製造、分銷及銷售汽車零件

以上聯營公司均為本公司間接擁有。

上表所列載之本集團聯營公司，董事認為該等公司主要影響本集團之業績或淨資產概要。董事認為若提供其他聯營公司之詳情將導致篇幅過於冗長。

本集團之主要聯營公司，中芯國際及光明乳業之財務資料已摘錄於附註51。

財務報表附註

截至二零零四年十二月三十一日止年度

49. 本集團主要合營企業之財務資料摘錄

截至二零零四年十二月三十一日度，由上海滙眾審核財務報表摘要之財務資料如下：

截至十二月三十一日止年度之綜合經營業績

	2004 千港元	2003 千港元
營業額	5,436,631	5,624,644
本年度溢利	134,599	209,358
本集團應佔溢利	67,300	104,679

於十二月三十一日之綜合財政狀況

	2004 千港元	2003 千港元
非流動資產	1,414,366	1,201,861
流動資產	2,210,464	2,066,652
流動負債	(1,476,475)	(1,071,971)
少數股東權益	(369)	–
資產淨值	2,147,986	2,196,542
本集團應佔資產淨值	1,073,993	1,098,271

48. 主要合營企業

於二零零四年十二月三十一日由本集團持有的主要合營企業詳情如下：

合營企業名稱	註冊或成立地點/經營地點	本集團應佔之註冊資本百分比	主要業務
上海滙眾汽車製造有限公司(「上海滙眾」)	中國	50%	製造及銷售汽車、汽車零件及配件
上海市信息投資股份有限公司	中國	20%	發展信息基建、有線網絡及提供網絡有關服務
上海三維製藥有限公司	中國	48%	製造及銷售藥品
上海萬眾汽車零部件有限公司	中國	50%	製造及銷售汽車零件及配件
中環保水務投資有限公司	中國	50%	於中國合作投資及經營水務與環保產業

以上合營企業均為本公司間接擁有。

上表所列載之本集團合營企業，董事認為該等企業主要影響本集團之業績或淨資產。董事認為若提供其他合營企業之詳情將導致篇幅過於冗長。

本集團之主要合營企業，上海滙眾之財務資料已摘錄於附註49。

財務報表附註

截至二零零四年十二月三十一日止年度

47. 主要附屬公司

附屬公司名稱	註冊或成立地點/經營地點	已發行及繳足股本/註冊資本	已發行股本/註冊資本百份比由本公司附屬公司持有	主要業務
永發印務有限公司	香港	普通股 2,000,000港元	93.3%	製造及銷售包裝材料及印刷產品
		無投票權遞延股 1,829,510港元	–	
上實聯合(附註(iii))	中國	普通股 人民幣306,512,351元	56.63%	醫藥業務投資控股
廈門中藥廠有限公司(「廈門中藥廠」)(附註(i))	中國	人民幣47,830,000元	56%	製造及銷售中醫藥產品
遼寧好護士藥業(集團)有限責任公司(附註(i))	中國	人民幣51,000,000元	55%	製造及銷售中醫藥產品
上海三維生物技術有限公司(附註(i))	中國	15,343,300美元	70.4%	製造及銷售生物醫藥產品

附註：

(i) 此公司為於中國成立之中外合資企業。

(ii) 此公司為於中國成立之外商獨資企業。

(iii) 此公司為一間於上海證券交易所A股市場上市之公司。

除S.I. Infrastructure Holdings Limited及上海實業財務管理有限公司為本公司直接擁有外，其他均為本公司間接擁有。

本集團並無持有任何遞延股份。此等遞延股份無權收取有關公司任何股東大會之通告或出席或在該大會上投票，而其實際上亦無權收取股息或在公司清盤時獲得任何分派。

上表所列載之本公司附屬公司，董事認為該等公司主要影響本集團之業績及淨資產。董事認為若提供其他附屬公司之詳情將導致篇幅過於冗長。

各附屬公司於結算日及本年度內任何時間並無任何未償還之債務證券。

47. 主要附屬公司

於二零零四年十二月三十一日，本公司之主要附屬公司詳情如下：

附屬公司名稱	註冊或成立地點/經營地點	已發行及繳足股本/註冊資本	已發行股本/註冊資本百份比由本公司附屬公司持有	主要業務
正大青春寶藥業有限公司（附註(i)）	中國	人民幣128,500,000元	55%	製造及銷售中醫藥產品及保健食品
上海滬寧高速公路（上海段）發展有限公司（附註(ii)）	中國	人民幣2,000,000,000元	100%	持有收費公路經營權
S.I. Infrastructure Holdings Limited	英屬處女群島/香港	1美元	100%	投資控股
上海實業財務管理有限公司	香港	普通股2港元	100%	投資
上實醫藥	開曼群島/香港	普通股40,893,400港元	100%	投資控股
Nanyang Tobacco (Marketing) Company, Limited	英屬處女群島/中國及澳門	普通股1美元100,000,000港元	100%	銷售與推廣香煙及原材料採購
南洋兄弟煙草股份有限公司	香港	普通股2港元	100%	製造及銷售香煙
		無投票權遞延股8,000,000港元	—	

財務報表附註

截至二零零四年十二月三十一日止年度

45. 關連及有關人士之交易及結餘（續）

(II) 除關連人士外之有關人士（續）

(a) （續）

附註：（續）

(vi) 該貸款並無抵押，無息及無固定還款期。

(vii) 該貸款並無抵押，無息並已於本年度內還清。

(viii) 該貸款並無抵押，按商業利率計算利息及無固定還款期。

(ix) 該貸款並無抵押，按年息率5.31%計算利息及無固定還款期。

(x) 其中33,019,000港元（二零零三年：9,434,000港元）按年息率5%計算，其餘部分（二零零三年：無）按年利率5.4%計算，該貸款無固定還款期。其中5,755,000港元為抵押貸款，該合營企業其餘股東以其在合營企業之股份權益作抵押。

(xi) 該貸款並無抵押，按三個月香港銀行同業拆息(HIBOR)附加年息率2.5%計算利息及按固定還款期還款。

(b) 本集團與有關人士之擔保及已抵押資產詳情已分別刊載於附註42及43。

46. 政府補助

於本年度內，本集團獲政府補助5,321,000港元（二零零三年：14,151,000港元），用於購買廠房及機器。該數額已從相關資產現值中扣除。此數額在相關資產之使用期內以減少折舊費用的形式轉入收益中。此會計處理於本年度減少攤銷1,415,000港元（二零零三年：755,000港元）。

45. 關連及有關人士之交易及結餘(續)

(II) 除關連人士外之有關人士(續)

(a) (續)

有關人士	交易性質	本集團 2004 千港元	本集團 2003 千港元
結餘(續)			
聯營公司:(續)			
四川科美紙業有限公司	於十二月三十一日結餘		
	一貿易應收款項	145	429
	一非貿易應收款項(附註(vi))	1,202	–
成都九興印刷包裝有限公司	於十二月三十一日結餘		
	一短期應收貸款(附註(ix))	29,972	9,434
廣西甲天下水松紙有限公司	於十二月三十一日結餘		
	一貿易應收款項	3,680	1,814
西安永發醫藥包裝有限公司	於十二月三十一日結餘		
	一其他短期貸款(附註 (xi))	30,700	–
	一非貿易應收款項(附註(vii))	–	7,477
西安環球印務有限公司	於十二月三十一日結餘		
	一非貿易應收款項(附註(vii))	–	990

附註:

(i) 此等交易乃按與相關人士所簽定之協議進行。

(ii) 該等交易按市場價格,或成本加上利潤百分率(如沒有市場格可供參考)進行。

(iii) 於二零零三年十月十四日,本集團一間全資附屬公司,上實醫藥控股有限公司,同意向 Mergen Holdings Ltd.購入 Mergen Biotech Limited 及 Mergen BioMedicine Limited 所有已發行股本,所付代價合共為27,300,000港元。

(iv) 該貸款按年息率5%計算利息。

(v) 該貸款按商業利率收取利息。

45. 關連及有關人士之交易及結餘(續)

(ii) 除關連人士外之有關人士(續)

(a) (續)

有關人士	交易性質	本集團 2004 千港元	本集團 2003 千港元
結餘(續)			
合營企業:(續)			
珠海友通科技有限公司	於十二月三十一日結餘		
	一貿易應收款項(扣除14,800,000港元之準備(二零零三年:無))	–	13,860
杭州胡慶餘堂國藥號有限公司	於十二月三十一日結餘		
	一非貿易應收款項(附註(vi))	2,358	2,358
	一非貿易應付款項(附註(vii))	–	649
河北永新紙業有限公司	於十二月三十一日結餘		
	一短期應收貸款(附註(x))	38,512	9,434
廣東寶萊特醫用科技股份有限公司	於十二月三十一日結餘		
	一非貿易應付款項(附註(vii))	–	102
聯營公司:			
上海家化聯合股份有限公司(「上海家化」)	於十二月三十一日結餘		
	一短期應收貸款(附註(viii))	3,000	3,000
	一非貿易應收款項(附註(vii))	–	2,264
上海申永燙金材料有限公司	於十二月三十一日結餘		
	一貿易應付款項	1,134	1,025
浙江天外印刷股份有限公司	於十二月三十一日結餘		
	一貿易應收款項	180	2,476

財務報表附註

截至二零零四年十二月三十一日止年度

45. 關連及有關人士之交易及結餘(續)

(II) 除關連人士外之有關人士(續)

(a) (續)

有關人士	交易性質	本集團 2004 千港元	2003 千港元
交易(續)			
聯營公司:(續)			
浙江天外印刷股份有限公司	印刷服務收入(附註(ii))	8,020	6,719
四川科美紙業有限公司	印刷服務收入(附註(ii))	1,651	2,784
成都九興印刷包裝有限公司	已收利息((附註(ix))	534	48
西安環球印務有限公司	出售一間聯營公司權益所得款項(附註(i))	–	7,475
廣西甲天下水松紙有限公司	銷售物料(附註(ii))	10,175	2,051
大通國際運輸有限公司	已收利息(附註(v))	–	1,003
西安永發醫藥包裝有限公司	已付利息(附註(xi))	628	–
結餘			
合營企業:			
Mergen Holdings Ltd.	於十二月三十一日結餘 —長期應收款項(扣除33,376,000港元之準備(二零零三年:67,337,000港元)(附註(viii))	–	33,375

財務報表附註

截至二零零四年十二月三十一日止年度

45. 關連及有關人士之交易及結餘(續)

(II) 除關連人士外之有關人士

(a) 於本年度，本集團與有關人士(除關連人士外)之重大交易及結算日之重大結餘如下：

有關人士	交易性質	本集團 2004 千港元	本集團 2003 千港元
交易			
合營企業：			
Daily Wealth Investments Limited	購買製成品(附註(ii))	–	216
	已收原材料成本(附註(ii))	–	94
Dragon Wealth Assets Limited	服務收入(附註(i))	–	415
Mergen Holdings Ltd.	購買附屬公司權益(附註(iii))	–	27,300
珠海友通科技有限公司	銷售完工產品(附註(ii))	4,700	12,502
河北永新紙業有限公司	已收利息(附註(x))	620	–
廣東寶萊特醫用科技股份有限公司	銷售產品(附註(ii))	114	–
聯營公司：			
上海申永燙金材料有限公司	代收款項	–	17,608
	代付款項	–	17,452
	償還貸款	–	9,434
	購買物料(附註(ii))	1,392	5,274
	已付利息(附註(iv))	1,109	354

財務報表附註

截至二零零四年十二月三十一日止年度

45. 關連及有關人士之交易及結餘（續）

(I) 關連人士（續）

(a) （續）

附註：（續）

(v) 該貸款並無抵押、按照商業利率支付利息及無固定還款期。

(vi) 此等交易按市場價格，或成本加上利潤百分率（如沒有市場價格可供參考）進行。

(vii) 於二零零三年五月七日,本集團之全資附屬公司—上實商業控股有限公司與上海一百達成協議，以人民幣127,137,000元（約119,941,000港元）出售上實商業控股有限公司所持51%東方商廈之股份予上海一百。此次出售之詳情於本公司於二零零三年五月九日發佈之公告刊載。

(viii) 該款項並無抵押、免息並且已於本年度內還清。

(b) 與關連人士之經營租約承擔刊載於附註40。

(c) 於二零零四年十二月三十一日，本公司因若干銀行授予下列同系附屬公司信貸額而作出約50百萬港元之擔保。

	2004 千港元	2003 千港元
上海百樂毛紡織有限公司	12,736	–
上海聯合毛紡織有限公司	32,075	–
上海聯合羊絨針織有限公司	5,660	–
	50,471	–

上述擔保已於二零零五年三月三十日解除。

財務報表附註

截至二零零四年十二月三十一日止年度

45. 關連及有關人士之交易及結餘(續)

(I) 關連人士(續)

(a) (續)

關連人士	交易性質	本集團 2004 千港元	本集團 2003 千港元
交易(續)			
附屬公司之少數股東:(續)			
鼎爐實業總公司及其附屬公司	於十二月三十一日結餘 一非貿易應付款項(附註(viii))	–	1,608
許昌捲煙總廠	於十二月三十一日結餘 一貿易應收款項	3,774	–
附屬公司之少數股東之同系附屬公司:			
福建省廈門醫藥採購供應站	於十二月三十一日結餘 一預收定金	486	–

附註:

(i) 租金乃按簽訂之租約支付,此等租約訂定之租金於簽署租約時由獨立專業物業評估師評定的公開市場租金相同或相若。

(ii) 於二零零三年五月二十一日,本公司全資擁有之附屬公司Shanghai Industrial YKB Limited,與一些賣方達成購買協議,購買上實聯合之非流通股份,代表上實聯合約56.63%之已發行股份。其中22.34%來自上海上實,19.26% 來自City Note。付予上海上實之代價約為322,445,000港元,付予City Note之代價約為277,970,000港元。購買於二零零四年十二月完成。該次購買之詳情於本公司同日發佈之公告刊載。

(iii) 於二零零三年年度,本集團完成了上實醫藥之私有化,支付給南洋企業置業有限公司、南洋企業有限公司與上實醫藥之某些董事之補償金與本公司二零零三年七月十八日發佈之文件中之金額一致。

(iv) 此等交易乃由雙方協議達成。

財務報表附註

截至二零零四年十二月三十一日止年度

45. 關連及有關人士之交易及結餘(續)

(i) 關連人士(續)

(a) (續)

關連人士	交易性質	本集團 2004 千港元	本集團 2003 千港元
交易(續)			
附屬公司之少數股東:(續)			
許昌捲煙總廠	銷售煙盒包裝材料(附註(vi))	22,198	–
寧夏農林科學院	已付利息(附註(v))	136	127
附屬公司之少數股東之同系附屬公司:			
福建省廈門醫藥採購供應站	銷售藥物產品(附註(vi))	7,098	–
結餘			
附屬公司之少數股東:			
中國青春寶及其附屬公司	於十二月三十一日結餘		
	-貿易應收款項	331	249
	-貿易應付款項	750	750
	-應付股息	–	1,203
寧夏農林科學院	於十二月三十一日結餘		
	-應付貸款(附註(v))	1,887	1,887
Cyber Care Inc.	於十二月三十一日結餘		
	-非貿易應收款項(附註(viii))	–	1,328

財務報表附註

截至二零零四年十二月三十一日止年度

45. 關連及有關人士之交易及結餘（續）

(i) 關連人士（續）

(a) （續）

關連人士	交易性質	本集團 2004 千港元	本集團 2003 千港元
交易（續）			
附屬公司之董事：			
陳樹滋	購買一間附屬公司權益（附註(iii)）	–	1,840
馮根生	購買一間附屬公司權益（附註(iii)）	–	2,760
沈偉家	購買一間附屬公司權益（附註(iii)）	–	484
鄔健莊	購買一間附屬公司權益（附註(iii)）	–	1,150
附屬公司之少數股東：			
中國（杭州）青春寶集團公司（「中國青春寶」）及其附屬公司	銷售藥物及健康產品（附註(vi)）	61	62
	購買原料（附註(iv)）	–	213
上海一百（控股）有限公司（「上海一百」）	出售一間附屬公司權益（附註(vii)）	–	119,941

45. 關連及有關人士之交易及結餘

(I) 關連人士

(a) 於本年度，本集團與若干有關人士曾進行重大交易及結餘，當中包括若干按上市規則被視為關連人士。在本年度與此等關連人士之重大交易及在結算日之重大結餘如下：

關連人士	交易性質	本集團 2004 千港元	本集團 2003 千港元
交易			
最終控股公司：			
上海實業(集團)有限公司	支付土地及樓宇租金(附註(i))	5,174	6,301
同系附屬公司：			
City Note Holding Limited (「City Note」)	購買一間附屬公司權益(附註(ii))	–	277,970
南洋企業有限公司	購買一間附屬公司權益(附註(iii))	–	17,389
南洋企業置業有限公司	支付土地及樓宇租金(附註(i))	13,020	13,800
	購買一間附屬公司權益(附註(iii))	–	2,096
天廚(香港)有限公司	支付土地及樓宇租金(附註(i))	840	140
	購買原料(附註(iv))	237	145
	印刷收入(附註(iv))	286	284
上海上實(集團)有限公司 (「上海上實」)	支付土地及樓宇租金(附註(i))	2,997	2,974
	購買一間附屬公司權益(附註(ii))	–	322,445
上海上實資產經營有限公司	諮詢費用(附註(iv))	–	4,103

財務報表附註

截至二零零四年十二月三十一日止年度

43. 已抵押資產（續）

另外，於二零零四年十二月三十一日，本集團帳面淨值2,400,000港元（二零零三年：2,600,000港元）之廠房及機器已抵押給獨立第三者，此第三者則提供保證予銀行，作為本集團銀行貸款之擔保。

於二零零四年十二月三十一日，本集團已抵押銀行定期存款約28.9百萬港元（二零零三年：28.8百萬港元）及10.4百萬港元（二零零三年：10.3百萬港元）予若干銀行，從而獲得信貸予一間聯營公司及一間合營企業。

44. 退休福利計劃

本公司及香港之附屬公司為所有合資格僱員提供定額供款退休金計劃。為符合強制性公積金計劃條例（「強積金條例」），本集團亦已設立強制性公積金計劃（「強積金計劃」）。於二零零零年十二月一日或之後入職的僱員則必須參加強積金計劃。 這兩個計劃之資產分別由獨立受保人管理之信托基金持有。自收益帳中扣除之退休金成本為本公司及香港之附屬公司按照該計劃之條款所訂定之比率計算應付予該基金之供款金額。倘僱員在完全符合獲取全部供款資格前退出該計劃，有關之僱主供款部份可予減低本公司及其香港附屬公司將來應付之供款金額。

本集團中國附屬公司之僱員乃中國政府設立之國家管理退休福利計劃之成員。本集團的中國附屬公司須按固定薪金若干百分率供款予該等退休福利計劃以資助有關福利。本集團就退休福利計劃之唯一責任為根據該等計劃作出供款。

於結算日，並無僱員退出退休福利計劃而產生的放棄供款，此等放棄供款可於未來年度減低應付供款。

財務報表附註

截至二零零四年十二月三十一日止年度

42. 或然負債

	本集團		本公司	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
因下列公司使用銀行授予之信貸而作出之擔保				
－聯營公司	18,000	78,038	–	47,170
－一家供應商	1,887	1,887	–	–
－關連人士	50,471	–	–	–
－第三者(附註)	33,019	–	–	–
	103,377	79,925	–	47,170

本集團及本公司為關連人士作出之擔保詳情刊載於附註45 (I)(c)。

附註：此擔保已於二零零五年四月十八日解除。

43. 已抵押資產

於二零零四年十二月三十一日，本集團以下之資產已抵押給若干銀行，從而獲得一般銀行信貸服務：

(i) 廠房及機器，帳面淨值約為65.4百萬港元(二零零三年：6.4百萬港元)；

(ii) 土地及樓宇，帳面淨值約為6.3百萬港元(二零零三年：8.9百萬港元)；

(iii) 銀行存款，約值3.8百萬港元(二零零三年：2.7百萬港元)；

(iv) 汽車，帳面淨值約為1百萬港元(二零零三年：無)；及

(v) 在建工程，帳面淨值約為5.3百萬港元(二零零三年：無)。

財務報表附註

截至二零零四年十二月三十一日止年度

41. 資本性承擔

	本集團	
	2004 千港元	2003 千港元
已簽約但未於財務報表中撥備之資本性開支		
—投資於金華市金甬高速公路建設投資有限公司(「金甬」)	267,170	—
—投資於中國合營企業	40,410	185,962
—購買物業、廠房及設備	126,096	255,364
—增加在建工程	7,328	16,074
—證券投資	312	312
—投資於上實聯合	—	817,416
	441,316	1,275,128
已批准但未簽約之資本性開支		
—投資於中國附屬公司及聯營公司	157,931	—
—購買物業、廠房及設備	64,721	—
	222,652	—

除上述外，本集團分佔合營企業之資本性承擔如下：

	本集團	
	2004 千港元	2003 千港元
已簽約但未於財務報表中撥備之資本性開支		
—投資於中國附屬公司及合營企業	432,656	8,369
—購買物業、廠房及設備	68,057	14,984
	500,713	23,353
已批准但未簽約之資本性開支		
—購買物業、廠房及設備	125,704	—

於結算日，本公司並無任何重大資本性承擔。

於二零零四年十二月三十一日之銀行結存及現金中已包括約75.5百萬港元(二零零三年：無)之定期存款，作為投資於金甬的保證金。

40. 經營租賃安排

本集團為承租人

於結算日，本集團及本公司有不可取消之經營租約，承諾於來年內支付下列土地及樓宇之租金，該等租約期限如下：

	本集團		本公司	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
一年內	32,530	25,758	2,981	2,155
第二年至第五年內（包括首尾兩年）	78,279	83,835	67	10
五年後	101,638	170,000	–	–
	212,447	279,593	3,048	2,165

經營租賃付款額代表本集團及本公司為租賃辦公及廠房不動產而應付的租金，平均租賃期為20年，而租金在平均1-2年內是固定的。

以上包括本集團及本公司分別須支付予最終控股公司及同系附屬公司約171百萬港元（二零零三年：276百萬港元）及約3.1百萬港元（二零零三年：2.2百萬港元）之土地及樓宇經營租約承擔。

本集團為出租人

於結算日，本集團已與承租人達成協議，可在以下期間內收取下述的最低租賃付款額：

	本集團			
	土地及樓宇		廠房及機器	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
一年內	1,707	693	2,151	2,151
第二年至第五年內（包括首尾兩年）	849	725	–	2,151
	2,556	1,418	2,151	4,302

該等物業承租期為1-2年。

於結算日，本公司並無任何重大經營租賃安排。

39. 出售附屬公司

於本年度，本集團出售達通國際空運有限公司(「達通國際」)全部股權。達通國際於出售日之淨資產如下：

	2004 千港元	2003 千港元
出售資產淨值：		
物業、廠房及設備	–	29,086
於聯營公司權益	199,671	58,343
證券投資	–	534
存貨	–	34,349
貿易及其他應收款項	–	6,984
可收回稅項	44	–
銀行結存及現金	–	171,648
貿易及其他應付款項	(44)	(184,911)
應付稅項	–	(5,815)
短期借款	–	(3,271)
少數股東權益	–	(20,205)
	199,671	86,742
未攤銷之商譽	16,345	–
之前年度於儲備中抵銷之商譽	–	56,428
實現換算儲備	(286)	(38)
	215,730	143,132
出售附屬公司權益之溢利	3,603	29,869
	219,333	173,001
來自：		
已收現金代價	198,396	173,001
其他應收款項	20,937	–
	219,333	173,001
關於出售附屬公司權益之現金及等同現金項目流入淨值分析：		
已收現金	198,396	173,001
出售之銀行結存及現金	–	(171,648)
	198,396	1,353

本年度出售之附屬公司對本集團之營業額及業績並無任何重大貢獻。

財務報表附註

截至二零零四年十二月三十一日止年度

38. 購買附屬公司（續）

	2004 千港元	2003 千港元
來自：		
已付現金代價	905,100	1,906,323
其他應付款項	–	5,740
	905,100	1,912,063
關於購買附屬公司權益之現金及等同現金項目流出淨值分析：		
已付現金	(905,100)	(1,906,323)
被購入之銀行結存及現金	514,285	9,028
	(390,815)	(1,897,295)

本年度購入之附屬公司為本集團之營業額及經營溢利分別貢獻約104.3百萬港元（二零零三年：2.1百萬港元）及約23.0百萬港元（二零零三年：經營虧損8.4百萬港元）。

38. 購買附屬公司

於本年度內，本集團購入以下附屬公司：

(a) 中國註冊成立之中外合資企業－遼寧好護士藥業(集團)有限責任公司(「遼寧好護士」)之55%註冊資本，購入代價為人民幣85,000,000元(相等於約80,196,000港元)，並以購入法入帳。是次收購產生之商譽為29,640,000港元；

(b) 上海證券交易所A股市場上市之公司－上海實業聯合集團股份有限公司(「上實聯合」)之56.63%已發行股本，購入代價為人民幣866,460,988元(相等於約818,421,000港元)，並以購入法入帳。是次收購產生之商譽為100,729,000港元；及

(c) 申東有限公司之全部已發行股本，購入代價為6,483,000港元，並以購入法入帳。是次收購產生之負商譽為2,212,000港元。

	2004 千港元	2003 千港元
購入資產淨值：		
投資物業	41,982	—
物業、廠房及設備	625,898	38,798
收費公路經營權	—	1,841,082
無形資產	39,206	—
於聯營公司權益	591,998	—
證券投資	102,302	2,422
遞延稅項資產	33,232	—
存貨	348,058	3,304
貿易及其他應收款項	572,538	82,811
銀行結存及現金	514,285	9,028
貿易及其他應付款項	(616,796)	(89,502)
應付稅項	(8,001)	(12,956)
短期銀行及其他貸款	(372,019)	—
少數股東權益	(1,066,466)	—
長期銀行及其他貸款	(29,274)	—
	776,943	1,874,987
本集團購入附屬公司時產生之商譽	130,369	37,076
本集團購入一間附屬公司時產生之負商譽	(2,212)	—
	905,100	1,912,063

財務報表附註

截至二零零四年十二月三十一日止年度

37. 遞延稅項

本集團所確認之主要遞延稅項負債與資產，以及本期與前期相關變動列示如下：

	稅項累計折舊 千港元	稅項損失 千港元	其他遞延稅項負債 千港元	其他遞延稅項資產 千港元	總額 千港元
於二零零三年一月一日	80,463	(5,000)	156	600	76,219
(貸)借記入本年收益					
(附註11)	(6,847)	369	1,118	(6,132)	(11,492)
稅率變動之影響	7,571	(469)	16	56	7,174
於二零零三年十二月三十一日	81,187	(5,100)	1,290	(5,476)	71,901
借(貸)記入本年收益					
(附註11)	20,758	150	2,104	(2,976)	20,036
因收購附屬公司而產生	–	–	–	(33,232)	(33,232)
於二零零四年十二月三十一日	101,945	(4,950)	3,394	(41,684)	58,705

為了於資產負債表揭示，部分遞延稅項資產和負債被予以抵消。為符合財務報表要求，以下為遞延稅項之分析：

	2004 千港元	2003 千港元
遞延稅項負債	**91,937**	71,901
遞延稅項資產	**(33,232)**	–
	58,705	71,901

於二零零四年十二月三十一日，本集團有未使用之稅項損失142.5百萬港元(二零零三年：1,275.8百萬港元)可於將來用作抵銷溢利。其中28.3百萬港元(二零零三年：29.1百萬港元)之稅項損失所引起之遞延稅項資產5百萬港元(二零零三年：5.1百萬港元)已獲確認。鑒於未來溢利之不可預測性，不獲確認為遞延稅項資產之相關未使用稅項損失餘額為114.2百萬港元(二零零三年：1,246.7百萬港元)。未確認之稅項損失轉入下年度。

香港稅務局不允許本集團在過去承下之未使用稅項損失約1,158.8百萬港元以抵消將來應課稅溢利。該未使用稅項損失在過往會計期間並未確認，故此無須對集團遞延稅項作出調整。

財務報表附註

截至二零零四年十二月三十一日止年度

34. 儲備(續)

於二零零四年十二月三十一日，本公司可分派予股東之儲備為保留溢利約3,035.4百萬港元(二零零三年：2,836.3百萬港元)。

本公司之資本儲備來自經香港高等法院頒布確認於一九九七年股本溢價減少，該等儲備不是可實現的溢利及不可以派發予股東，並以不能派發的儲備列帳。

35. 應付附屬公司款

應付附屬公司款為無抵押、免息及無固定還款期。附屬公司確認不會於報表結算日後一年內要求償還該款項。據此，此款項被分類為非流動項目。

36. 長期銀行及其他貸款

	本集團		本公司	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
已抵押銀行貸款	45,040	–	–	–
無抵押銀行貸款	803,236	800,000	800,000	800,000
其他無抵押貸款	36,474	–	–	–
	884,750	800,000	800,000	800,000
減：列為流動負債的一年內到期款項(附註31)	(25,360)	–	–	–
一年後到期款項	859,390	800,000	800,000	800,000
銀行及其他貸款的還款期如下：				
一年內	25,360	–	–	–
一年後至兩年內	15,941	–	–	–
兩年後至五年內	833,860	800,000	800,000	800,000
五年後	9,589	–	–	–
	884,750	800,000	800,000	800,000

其他貸款為無抵押，按商業利率支付利息及有固定還款期。

財務報表附註

截至二零零四年十二月三十一日止年度

33. 購股期權(續)

(e) Mergen Biotech 購股期權計劃(續)

於二零零四年十二月三十一日，Mergen Biotech根據Mergen Biotech購股期權計劃已授予其僱員購股期權，以每股8.22美元(或等值港元)之行使價認購63,400股Mergen Biotech股份。當中已包括授予胡放先生以認購之39,000股Mergen Biotech股份之購股期權。購股期權可於二零零五年六月三十日至二零一四年五月三十日期間內有效行使。於二零零五年四月二十一日，於Mergen Biotech購股期權計劃下授出，但尚未行使之股份數佔Mergen Biotech當日之股份數約0.8%。

購股期權之財務影響在行使日之前不會在本公司或本集團之資產負債表中記錄，並且，對於本年度授出之期權價值不記入收益表。當行使購股期權時，發行之股份作為增加股本以票面值記錄，行使價超過票面值之部份記入股份溢價帳戶，期滿失效或於行使日前注銷之期權在登記冊中取消。

34. 儲備

	股本溢價 千港元	股本 贖回儲備 千港元	資本儲備 千港元	保留溢利 千港元	總額 千港元
本公司					
於二零零三年一月一日	9,788,241	1,071	1,137,728	2,994,001	13,921,041
發行股本產生之溢價	98,751	–	–	–	98,751
發行股本有關之支出	(88)	–	–	–	(88)
本年度溢利	–	–	–	293,364	293,364
股息(附註12)	–	–	–	(451,112)	(451,112)
於二零零三年十二月三十一日	9,886,904	1,071	1,137,728	2,836,253	13,861,956
發行股本產生之溢價	145,854	–	–	–	145,854
發行股本有關之支出	(127)	–	–	–	(127)
本年度溢利	–	–	–	694,221	694,221
股息(附註12)	–	–	–	(495,067)	(495,067)
於二零零四年十二月三十一日	10,032,631	1,071	1,137,728	3,035,407	14,206,837

33. 購股期權（續）

(e) Mergen Biotech購股期權計劃

本公司之附屬公司 Mergen Biotech Limited（「Mergen Biotech」）於二零零四年五月二十八日採納的購股期權計劃（「Mergen Biotech購股期權計劃」），主要目的是給予合資格人士一些獎勵，並致令Mergen Biotech可招聘及吸引能幹之僱員，此購股期權計劃將於二零一四年五月二十七日期滿失效。

根據Mergen Biotech購股期權計劃，Mergen Biotech之董事會（「Mergen Biotech董事會」）可授予合資格人士購股期權以認購Mergen Biotech股份。合資格人士包括Mergen Biotech及其附屬公司之任何董事、管理層、僱員（不論全職或兼職）或業務顧問及專業顧問。每批購股期權收取1港元作為授出代價。購股期權需於授出當日後三十日內同意接受。

購股期權可於Mergen Biotech董事會通知之期限行使，購股期權期限不得超過授出購股期權當日起計十年。購股期權之行使價由Mergen Biotech董事會參考Mergen Biotech於二零零三年十二月三十一日之備考每股淨資產值釐訂，並將不低於每股8.22美元（或等值港元）。於本公司開始籌劃Mergen Biotech在聯交所主板或創業板或任何於海外之證券交易所獨立上市直至Mergen Biotech股份上市之日期間授出之購股期權之價格，不得低於Mergen Biotech股份於上市時之新發行價。在不影響上述情況下，遞交A1表格（或相當於在創業板或任何海外交易所上市所用之其他表格）前六個月期間授出之任何購股期權均須遵守上述規定。於該段期間授出之購股期權之行使價，Mergen Biotech董事會有絕對酌情權作出調整，惟價格不得低於Mergen Biotech股份於上市時之新發行價。

根據Mergen Biotech購股期權計劃及Mergen Biotech其他購股期權計劃所有已授出但尚未行使之購股期權予以行使時可予發行Mergen Biotech股份總數限額合共不得超過當時已發行之Mergen Biotech股份之10%。根據Mergen Biotech購股期權計劃授出之購股期權予以行使時可予發行Mergen Biotech股份總數合共不得超過於批准Mergen Biotech購股期權計劃當日Mergen Biotech已發行股份之10%。於任何12個月期間，倘授予購股期權予一名合資格人士，如經接納及全面行使後將導致該合資格人士有權認購之股份，加上已獲授予或將獲授予之購股期權（包括已行使、註銷及尚未行使之購股期權），在全面行使時已發行或可予發行之Mergen Biotech股份總數在建議授出日超逾已發行Mergen Biotech股份之1%（「特定上限」），在未得Mergen Biotech股東批准前，Mergen Biotech概不得授出有關購股期權。於二零零四年五月二十八日，本公司股東通過向胡放先生授予超逾特定上限之購股期權，按每股不少於8.22美元（或等值港元）之行使價，以認購39,000股Mergen Biotech股份。

財務報表附註

截至二零零四年十二月三十一日止年度

33. 購股期權（續）

(b) 上實新購股期權計劃（續）

附註： 瞿定先生於二零零四年八月二十八日獲委任為本公司董事。相關購股期權從公司僱員所持購股期權重新歸類。

於上實新購股期權計劃下授出之購股期權可由接受購股期權當日六個月後予以行使，期限為三年零六個月。

於上實新購股期權計劃下，行使購股期權之前一交易日本公司股票交易價之加權平均值為14.86港元（二零零三年：14.79港元）。

本年度因行使上實新購股期權計劃下授出之購股期權而收取之總代價約為115,226,000港元（二零零三年：7,377,000港元）。

(c) 上實醫藥原購股期權計劃

本公司之附屬公司上海實業醫藥科技（集團）有限公司（「上實醫藥」）於一九九九年十一月十一日採納的購股期權計劃（「上實醫藥原購股期權計劃」），主要目的是給予董事及合資格僱員一些獎勵，該等期權將於二零零九年十一月十日期滿失效。

於二零零三年七月十五日，合共持有37,800,000份上實醫藥原購股期權計劃授出但尚未行使之購股期權的持有人同意放棄各自相關權利。除厲偉達先生與葛文耀先生同意無償注銷其所持之上實醫藥購股期權外，其他購股期權持有人皆以每股0.46港元的代價注銷各自獲授的購股期權。

(d) 上實醫藥新購股期權計劃

上實醫藥根據聯交所創業板上市規則（「創業板上市規則」）第二十三章，於二零零二年五月六日在其股東特別大會上，及於二零零二年五月三十一日本公司之股東特別大會上通過終止上實醫藥原購股期權計劃及採納新購股期權計劃（「上實醫藥新購股期權計劃」）。

於二零零三年九月十七日，上實醫藥新購股期權計劃終止執行。

自從採用上實醫藥新購股期權計劃以來，並無購股期權授出。

財務報表附註

截至二零零四年十二月三十一日止年度

33. 購股期權（續）

(b) 上實新購股期權計劃（續）

根據上實新購股期權計劃及本公司其他購股期權計劃而授出但尚未行使之購股期權，因行使該批購股期權後而發行之股份最高數目，不得超逾本公司在任何時候的已發行股本之30%（或上市規則容許之較高百分比）。

除獲得本公司股東通過外，任何獲授購股期權者於任何一年期間因上實新購股期權計劃及本公司其他購股期權計劃所獲授之購股期權而可得出之股份總數，不得超逾本公司在任何時候的已發行股本之1%。

於二零零四年十二月三十一日，於上實新購股期權計劃下授出而尚未行使之股份數約佔總公司股份數1.7% (二零零三年：2.8%)。

有關本公司董事及僱員持有新購股期權計劃之購股期權及變動詳情列示於下表：

授出月份	每股行使價 港元	於二零零四年一月一日尚未行使	於本年度行使	於本年度期滿失效	於二零零四年十二月三十一日尚未行使
二零零二年九月	11.71	26,120,000	(9,840,000)	–	16,280,000

授出月份	每股行使價 港元	於二零零三年一月一日尚未行使	於本年度行使	於本年度期滿失效	於二零零三年十二月三十一日尚未行使
二零零二年九月	11.71	27,150,000	(630,000)	(400,000)	26,120,000

上表中董事所持購股期權之詳情如下：

授出月份	每股行使價 港元	於二零零四年一月一日尚未行使	於本年度行使	於本年度重新歸類 (附註)	於二零零四年十二月三十一日尚未行使
二零零二年九月	11.71	–	–	500,000	500,000

財務報表附註

截至二零零四年十二月三十一日止年度

33. 購股期權(續)

(a) 上實原購股期權計劃(續)

附註：

(i) 陸禹平先生於二零零四年六月十二日辭任本公司董事職務。相應購股期權重新歸類為公司僱員所持購股期權。

(ii) 顧文興先生於二零零三年四月二十五日辭任本公司董事職務。相應購股期權重新歸類為公司僱員所持購股期權。

原購股期權計劃授出之購股期權可在接受配發當日後六個月起予以行使，期限為三年零六個月。

於原購股期權計劃下，行使購股期權之前一個交易日本公司股份交易價之加權平均值為13.78港元(二零零三年：11.40港元)。

本年度因行使原購股期權計劃授出之購股期權而收取之總代價約為31,917,000港元(二零零三年：92,319,000港元)。

於截至二零零二年十二月三十一日止年度，原購股期權計劃已被終止，自此並不會再授出任何期權。

(b) 上實新購股期權計劃

本公司根據香港聯合交易所有限公司證券上市規則(「上市規則」)第十七章，終止本公司之上實原購股期權計劃及採納新購股期權計劃(「上實新購股期權計劃」)。本公司之股東於二零零二年五月三十一日之股東特別大會通過上述計劃。

根據上實新購股期權計劃，本公司董事會可酌情邀請本集團(包括(i)本公司直接或間接持有少於20%之已發行股本或投票權，但為其最大股東或擁有其最多投票權的公司；或(ii)本公司董事會認為本公司可對其行使重大影響力之公司)的任何董事、僱員及本集團成員公司的業務顧問、專業顧問的任何行政人員或僱員接納購股期權以認購本公司股份，而每批購股期權收取1港元作為授出代價。購股期權須於授出當日後三十天內同意接受。購股期權可於本公司董事會授出該等購股期權後由董事會決定的行使購股期權之期間，最遲不超過於採納上實新購股期權計劃後的十年內予以行使。本公司董事會可於行使購股期權期間內就行使購股期權提出限制。

購股期權之行使價由本公司董事會釐訂，不會少於(i)授出當日本公司股份之收市價、(ii)授出當日前五個交易日之股份平均收市價及(iii)股份面值，以較高者為準。

財務報表附註

截至二零零四年十二月三十一日止年度

33. 購股期權（續）

(a) 上實原購股期權計劃（續）

有關本公司董事及僱員持有原購股期權計劃之購股期權及於本年度之變動詳情列示於下表：

授出月份	每股行使價 港元	於二零零四年一月一日尚未行使	於本年度行使	於本年度期滿失效	於二零零四年十二月三十一日尚未行使
二零零一年三月	10.496	1,550,000	(1,550,000)	–	–
二零零一年七月	10.432	1,500,000	(1,500,000)	–	–
		3,050,000	(3,050,000)	–	–

授出月份	每股行使價 港元	於二零零三年一月一日尚未行使	於本年度行使	於本年度期滿失效	於二零零三年十二月三十一日尚未行使
一九九九年一月	9.568	1,000,000	–	(1,000,000)	–
二零零一年三月	10.496	6,370,000	(4,820,000)	–	1,550,000
二零零一年七月	10.432	5,500,000	(4,000,000)	–	1,500,000
		12,870,000	(8,820,000)	(1,000,000)	3,050,000

上表中董事所持購股期權之詳情如下：

授出月份	每股行使價 港元	於二零零四年一月一日尚未行使	於本年度重新歸類（附註(i)）	於本年度行使	於二零零四年十二月三十一日尚未行使
二零零一年三月	10.496	1,550,000	(1,550,000)	–	–
二零零一年七月	10.432	1,500,000	–	(1,500,000)	–
		3,050,000	(1,550,000)	(1,500,000)	–

授出月份	每股行使價 港元	於二零零三年一月一日尚未行使	於本年度重新歸類（附註(ii)）	於本年度行使	於二零零三年十二月三十一日尚未行使
二零零一年三月	10.496	2,050,000	(500,000)	–	1,550,000
二零零一年七月	10.432	1,500,000	–	–	1,500,000
		3,550,000	(500,000)	–	3,050,000

財務報表附註

截至二零零四年十二月三十一日止年度

33. 購股期權

本集團成員採納之購股期權計劃詳情如下：

(a) 上市原購股期權計劃

本公司於一九九六年五月十七日實施之購股期權計劃(「原購股期權計劃」)，主要目的是給予本公司及附屬公司之執行董事及合資格僱員一些獎勵，該等期權將於二零零六年五月十六日期滿失效。

根據原購股期權計劃，本公司董事會可授予本公司及附屬公司之執行董事及合資格僱員購股期權以認購本公司股份，而每批購股期權則收取1港元作為授出代價。購股期權需於授出當日後二十八天內同意接受。

購股期權可在接受當日六個月後予以行使，期限為三年零六個月。根據原購股期權計劃，購股期權之行使價由董事會釐訂，不會少於本公司股份之票面值及授出當日前五個交易日之股份平均收市價之80%，以較高者為準。

在未得本公司股東或聯交所認可前，根據原購股期權計劃授出期權而可得出的股份總數不得超逾本公司在任何時候之已發行股本之10%。

假設某僱員行使全部將授予給他的購股期權，而當加上他已行使之購股期權所獲配發股份數目，及尚未行使之購股期權可發行之股份數目，令此僱員可認購的股份總數目超逾原購股期權計劃之已發行及可發行之股份總數目之25%，此批購股期權將不會授出予該僱員。

年內，所有根據原購股期權計劃授予之購股期權已全部獲行使。

截至二零零三年十二月三十一日，根據原購股期權計劃授出及仍然有效的購股期權約佔本公司當日已發行股本的0.3%。

財務報表附註

截至二零零四年十二月三十一日止年度

31. 短期銀行及其他貸款

	本集團		本公司	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
銀行短期貸款	1,190,057	808,868	800,000	800,000
其他短期貸款	25,228	11,077	–	–
長期銀行及其他貸款之即期部份	25,360	–	–	–
	1,240,645	819,945	800,000	800,000
分析如下：				
有抵押	106,105	8,868	–	–
無抵押	1,134,540	811,077	800,000	800,000
	1,240,645	819,945	800,000	800,000

其他短期貸款為無抵押、按商業利率支付利息及無固定還款期。

32. 股本

	普通股股份數目	數額
		千港元
法定股本：		
普通股每股0.10港元		
－於二零零三年一月一日、二零零三年十二月三十一日及二零零四年十二月三十一日	2,000,000,000	200,000
已發行及繳足股本：		
普通股每股0.10港元		
－於二零零三年一月一日結餘	936,298,000	93,630
－行使購股期權	9,450,000	945
－於二零零三年十二月三十一日結餘	945,748,000	94,575
－行使購股期權	12,890,000	1,289
－於二零零四年十二月三十一日結餘	958,638,000	95,864

財務報表附註

截至二零零四年十二月三十一日止年度

28. 貿易及其他應收款項

本集團提供三十至九十天之信用期予貿易客戶。

貿易及其他應收款項中包括694,669,000港元(二零零三年：405,350,000港元)之貿易應收帳款，其帳齡分析如下：

	本集團	
	2004	2003
	千港元	千港元
貿易應收帳款：		
30天內	**330,531**	279,082
31－60天	**162,563**	46,529
61－90天	**82,419**	25,215
91－180天	**56,385**	34,795
181－360天	**43,321**	17,007
多於360天	**19,450**	2,722
	694,669	405,350

29. 作抵押之銀行存款

本集團

於二零零四年十二月三十一日，本集團已抵押銀行定期存款約43,121,000港元(二零零三年：41,762,000港元)予若干銀行，從而獲得一般銀行信貸服務予本集團、一間聯營公司及一間合營企業。

30. 貿易及其他應付款項

貿易及其他應付款項中包括505,911,000港元(二零零三年：85,178,000港元)之貿易應付帳款，其帳齡分析如下：

	本集團	
	2004	2003
	千港元	千港元
貿易應付帳款：		
30天內	**318,942**	59,976
31－60天	**85,854**	11,442
61－90天	**35,779**	5,105
91－180天	**29,036**	6,413
181－360天	**25,093**	486
多於360天	**11,207**	1,756
	505,911	85,178

財務報表附註

截至二零零四年十二月三十一日止年度

25. 應收貸款

本集團

此應收款乃借款予附屬公司之少數股東(「少數股東」)。此款項以少數股東於附屬公司之權益及由附屬公司分派之股息作為抵押,並需收取每年3.5%利息費用,需於二零零六年十月前償還。

26. 採購物業、廠房及設備之已付訂金

此乃本集團就新增生產設備而訂購物業、廠房及設備之已付訂金。

27. 存貨

	本集團	
	2004	2003
	千港元	千港元
原料	458,346	184,655
在製品	84,230	30,485
製成品	202,042	88,360
持作轉售之商品	133,167	–
	877,785	303,500

存貨以成本值入帳。

於本年度,約940百萬港元(二零零三年:738百萬港元)之存貨成本已於綜合收益表內確認。

財務報表附註

截至二零零四年十二月三十一日止年度

24. 證券投資

	證券投資		其他投資		總數	
	2004	2003	2004	2003	2004	2003
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
股本證券						
上市：						
香港	21,169	57,024	384,321	9,094	405,490	66,118
中國	–	–	–	4,295	–	4,295
美國	–	–	37,907	168,614	37,907	168,614
其他	–	–	6,300	4,900	6,300	4,900
	21,169	57,024	428,528	186,903	449,697	243,927
非上市						
中國	224,295	182,212	48	316,680	224,343	498,892
美國	–	1,950	–	–	–	1,950
	224,295	184,162	48	316,680	224,343	500,842
非上市之債券證券：						
香港	–	–	288,881	211,903	288,881	211,903
中國	–	–	63,117	–	63,117	–
美國	–	–	286,089	780,176	286,089	780,176
其他	–	–	17,421	16,864	17,421	16,864
	–	–	655,508	1,008,943	655,508	1,008,943
總數	245,464	241,186	1,084,084	1,512,526	1,329,548	1,753,712
上市證券市值	21,169	38,810	428,528	186,903	449,697	225,713
證券投資帳面值之分析：						
流動	–	–	1,084,036	1,168,741	1,084,036	1,168,741
非流動	245,464	241,186	48	343,785	245,512	584,971
	245,464	241,186	1,084,084	1,512,526	1,329,548	1,753,712

於本年度內，本公司董事根據相關證券投資之財務經營結果與其所處行業之現狀，重估本公司所持證券投資之現值。董事根據估計該投資之淨市值，確認35,855,000港元(二零零三年：31,740,000港元)證券投資減值損失，該數額已於收益表中確認。

23. 其他投資項目

	本集團	
	2004	2003
	千港元	千港元
非上市其他投資項目，成本值		
一中國	113,763	113,763
一香港	5	5
減：已確認之減值損失	(62,739)	(26,062)
	51,029	87,706
應收投資公司款項，扣除減值準備	3	3
	51,032	87,709

於本年度內，本公司董事根據相關投資項目公司之財務經營結果與其所處行業之現狀，重估本公司所持非上市其他投資項目之現值。董事根據估計該投資之淨回收值，確認36,677,000港元減值損失（二零零三年：3,231,000港元），該數額已於收益表中確認。

本集團之非上市其他投資主要為投資在若干於中國成立之公司權益。其業務包括提供印刷服務、紙品製造、製造及銷售包裝材料及經營一間培訓中心。根據與中國合營合夥人訂立之合營協議之附件，本集團已放棄在該等投資公司之經濟權益包括經營及管理權，代價為於合營期間每年獲得經約定款項。據此，此等投資項目不被視為本集團之附屬公司、合營企業或聯營公司。此等項目投資之業績、資產及負債對本集團並無重大影響。

應收投資公司款項乃無抵押、免息及無固定還款期。董事會認為，此款項並不會於結算日後一年內償還。據此，此款項被分類為非流動。

董事會認為上述非上市投資之實質價值最低限度相等於彼等之帳面值。

22. 於聯營公司權益（續）

	本集團 千港元
收購聯營公司/增加於聯營公司權益而產生之商譽	
成本值	
於二零零四年一月一日	123,812
出售/被認作出售聯營公司權益而抵銷	(41,260)
於二零零四年十二月三十一日	82,552
攤銷	
於二零零四年一月一日	9,032
本年度準備	6,636
出售/被認作出售聯營公司權益而抵銷	(5,407)
於二零零四年十二月三十一日	10,261
帳面淨值	
於二零零四年十二月三十一日	72,291
於二零零三年十二月三十一日	114,780

於本年度，本集團於中芯國際集成電路製造有限公司（「中芯國際」）所擁有之權益因中芯國際私人配售股份及於香港及美國上市由13.4%攤薄至9.95%，並錄得約631,998,000港元之被認作出售聯營公司溢利。

董事會認為本集團可對中芯國際之財務及經營政策行使重大影響，據此中芯國際被分類為聯營公司。

本集團採用之商譽攤銷年期為五至二十年，其攤銷已計入應佔聯營公司溢利。

鑒於屬下一間聯營公司持續錄得虧損及市場環境欠佳情況下，董事認為此聯營公司權益難以回收。故此，9,419,000港元相關聯營公司權益之減值損失（二零零三年：無）已在本年度收益表入帳。

於二零零四年十二月三十一日本集團之主要聯營公司之詳情刊載於附註50。

財務報表附註

截至二零零四年十二月三十一日止年度

21. 於合營企業權益(續)

	本集團
	千港元
收購合營企業/增加於合營企業權益而產生之商譽	
成本值	
於二零零四年一月一日及二零零四年十二月三十一日	92,677
攤銷及減值	
於二零零四年一月一日	5,532
本年度準備	1,709
已確認之減值損失	67,369
於二零零四年十二月三十一日	74,610
帳面淨值	
於二零零四年十二月三十一日	18,067
於二零零三年十二月三十一日	87,145

本集團採用之商譽攤銷年期為十年至二十年，其攤銷已計入應佔合營企業溢利。

鑒於屬下一些合營企業持續錄得虧損及市場環境欠佳情況下，董事認為該些合營企業權益難以回收。故此，23,804,000港元相關合營企業權益之減值損失(二零零三年：無)及156,006,000港元商譽及商譽儲備之減值損失(二零零三年：無)已在本年度收益表入帳。

於二零零四年十二月三十一日本集團之主要合營企業之詳情刊載於附註48。

22. 於聯營公司權益

	本集團	
	2004	2003
	千港元	千港元
於聯營公司所佔資產淨值	4,304,285	3,095,868
收購聯營公司/增加於聯營公司權益而產生之商譽，已扣除攤銷	72,291	114,780
應收一間聯營公司款項	–	3
	4,376,576	3,210,651
減：已確認之減值損失	(9,419)	–
	4,367,157	3,210,651
上市證券市值	3,103,635	–

財務報表附註

截至二零零四年十二月三十一日止年度

20. 於附屬公司權益

	本公司	
	2004	2003
	千港元	千港元
非上市股份的成本	**772,897**	772,897
應收附屬公司款項	**12,620,166**	11,989,237
	13,393,063	12,762,134

應收附屬公司款項乃無抵押及無固定還款期，除約50百萬港元(二零零三年：50百萬港元)之數額乃按商業利率收取利息外、其餘結餘為免息。董事會認為，此款項並不會於結算日後一年內償還。據此，此款項被分類為非流動。

於二零零四年十二月三十一日本公司主要附屬公司之詳情刊載於附註47。

21. 於合營企業權益

	本集團		本公司	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
於非上市公司投資，成本	–	–	**166,790**	164,045
於合營企業所佔資產淨值	**2,150,991**	2,015,276	–	–
收購合營企業/增加於合營企業權益 而產生之商譽，已扣除攤銷及減值	**18,067**	87,145	–	–
應收合營企業款項	–	33,375	–	–
	2,169,058	2,135,796	**166,790**	164,045
減：已確認之減值損失	**(26,249)**	(2,445)	**(25,117)**	–
	2,142,809	2,133,351	**141,673**	164,045

應收合營企業款項乃無抵押，按商業利率收取利息及於一年後償還。

財務報表附註

截至二零零四年十二月三十一日止年度

18. 商譽

	本集團 千港元
成本值	
於二零零四年一月一日	266,175
收購附屬公司	130,369
出售/被認作出售附屬公司權益時抵銷	(28,035)
於二零零四年十二月三十一日	368,509
攤銷及減值	
於二零零四年一月一日	9,439
本年度攤銷	15,462
已確認之減值損失	2,003
出售/被認作出售附屬公司權益時抵銷	(4,599)
於二零零四年十二月三十一日	22,305
帳面淨值	
於二零零四年十二月三十一日	346,204
於二零零三年十二月三十一日	256,736

本集團採用之商譽攤銷年期為五至二十年。

於本年度內，董事按各附屬公司之財務經營結果與其所處行業之現狀，重估未被攤銷商譽之現值。董事已於本年度為一間附屬公司之未被攤銷商譽確認2,003,000港元(二零零三年：無)之減值損失，該數額已於收益表中確認。

19. 負商譽

	本集團 千港元
原值	
因收購一間附屬公司而購入，於二零零四年十二月三十一日之結餘	2,212
撥回收入	
本年度撥回額及於二零零四年十二月三十一日之結餘	9
帳面淨值	
於二零零四年十二月三十一日	2,203
於二零零三年十二月三十一日	–

本集團採用之負商譽攤銷年期為二十年。

財務報表附註

截至二零零四年十二月三十一日止年度

16. 收費公路經營權

	本集團 千港元
成本	
於二零零四年一月一日 – 原值	1,841,082
公允值之變動（附註）	(14,805)
於二零零四年十二月三十一日	1,826,277
攤銷	
本年度攤銷及於二零零四年十二月三十一日之結餘	41,626
帳面淨值	
於二零零四年十二月三十一日	1,784,651
於二零零三年十二月三十一日	1,841,082

附註： 本集團之收費公路經營權是於二零零三年十二月因完成收購一間附屬公司而獲得。於本年度內，在額外資料協助下，收費公路經營權及相關應付款在收購日之公允值得以重新計量。相關公允值之變動在本年調整，相關資產及應付款之成本亦相應重列。

此金額為二十五年內征收使用滬寧高速公路（上海段）及沿路服務設施的車輛通行費用之權利。

本集團收費公路經營權按使用架次之基準進行攤銷，攤銷乃按某一期間之實際交通流量與本集團獲授收費公路經營權期間（即二十五年）之預計總交通流量之比率計算。

17. 無形資產

	本集團 千港元
成本與帳面淨值	
因收購一間附屬公司而購入，於二零零四年十二月三十一日之結餘	39,206

該無形資產為10年內使用醫藥產品生產專利權及商標。

此生產專利權及商標的攤銷期為十年。由於該附屬公司於二零零四年十二月完成收購，本年度不需作攤銷。

財務報表附註

截至二零零四年十二月三十一日止年度

15. 物業、廠房及設備（續）

	土地及樓宇	傢俬、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元
本公司				
成本值				
於二零零四年一月一日	2,803	24,460	6,809	34,072
添置	—	646	1,353	1,999
於二零零四年十二月三十一日	2,803	25,106	8,162	36,071
折舊				
於二零零四年一月一日	261	21,498	6,320	28,079
本年度準備	112	1,908	510	2,530
於二零零四年十二月三十一日	373	23,406	6,830	30,609
帳面淨值				
於二零零四年十二月三十一日	2,430	1,700	1,332	5,462
於二零零三年十二月三十一日	2,542	2,962	489	5,993

	本集團		本公司	
	2004	2003	2004	2003
	千港元	千港元	千港元	千港元
持有之物業權益之帳面淨值包括：				
租約物業				
— 在中國的短期土地使用權物業	349	—	—	—
— 在澳門的中期租約物業	1,179	1,227	—	—
— 在香港的中期租約物業	265,007	272,911	—	—
— 在中國的中期土地使用權物業	322,564	149,246	2,430	2,542
	589,099	423,384	2,430	2,542

本集團以一九九六年及二零零一年重估價列示之土地及樓宇，乃於轉撥自投資物業前，由一間獨立公司的專業物業估值師在一九九六年十二月三十一日及二零零一年十二月三十一日按現時用途之公開市值為基準評估。此等物業未有再進行估值。

在建工程已包括資本化淨利息169,000港元（二零零三年：無）。

財務報表附註

截至二零零四年十二月三十一日止年度

15. 物業、廠房及設備

	土地及樓宇 千港元	傢俬、裝置及設備 千港元	汽車 千港元	廠房及機器 千港元	在建工程 千港元	總額 千港元
本集團						
成本值或估值						
於二零零四年一月一日	510,629	258,430	56,012	1,078,431	79,521	1,983,023
因收購附屬公司而增加	144,209	28,665	20,074	403,477	29,473	625,898
添置	7,693	17,448	13,454	207,375	145,313	391,283
轉帳/重分	34,561	9,110	4,780	25,849	(74,300)	–
出售	(2,812)	(2,476)	(5,276)	(27,840)	–	(38,404)
已收取政府補助	–	–	–	(5,321)	–	(5,321)
於二零零四年十二月三十一日	694,280	311,177	89,044	1,681,971	180,007	2,956,479
包括：						
成本值	684,580	311,177	89,044	1,681,971	180,007	2,946,779
估值 – 一九九六年	1,000	–	–	–	–	1,000
估值 – 二零零一年	8,700	–	–	–	–	8,700
	694,280	311,177	89,044	1,681,971	180,007	2,956,479
折舊及攤銷						
於二零零四年一月一日	87,245	119,242	36,138	542,379	–	785,004
本年度準備	19,068	26,066	8,404	68,501	–	122,039
出售時撇除	(1,132)	(1,547)	(4,167)	(24,096)	–	(30,942)
於二零零四年十二月三十一日	105,181	143,761	40,375	586,784	–	876,101
帳面淨值						
於二零零四年十二月三十一日	589,099	167,416	48,669	1,095,187	180,007	2,080,378
於二零零三年十二月三十一日	423,384	139,188	19,874	536,052	79,521	1,198,019

於本年度，土地及樓宇包括某些以經營租賃出租的資產，這些資產之成本值或估值為9,361,000港元（二零零三年：9,361,000港元），而累計折舊為2,558,000港元（二零零三年：2,285,000港元）。這些資產於本年度之折舊為273,000港元（二零零三年：273,000港元）。

於本年度，廠房及機器包括某些以經營租賃出租的資產，這些資產之成本值為20,629,000港元（二零零三年：15,751,000港元），而累計折舊為14,377,000港元（二零零三年：12,802,000港元）。這些資產於本年度之折舊為1,575,000港元（二零零三年：1,575,000港元）。

相關廠房及機器於扣減5,321,000港元（二零零三年：14,151,000港元）政府補助之前，成本為71,651,000港元（二零零三年：71,348,000港元）。

財務報表附註

截至二零零四年十二月三十一日止年度

13. 每股盈利

本年度之每股基本及攤薄盈利乃按下列數字計算：

	2004 千港元	2003 千港元
溢利：		
本年度溢利及藉以計算每股基本盈利之溢利	1,383,060	1,259,166
普通股之潛在攤薄影響		
一按聯營公司每股盈利之潛在攤薄影響所作之溢利調整	(15,753)	—
藉以計算每股攤薄盈利之溢利	1,367,307	1,259,166

	2004	2003
股數：		
藉以計算每股基本盈利之普通股加權平均數	952,088,546	940,604,493
普通股之潛在攤薄影響		
一購股期權	6,159,364	3,354,778
藉以計算每股攤薄盈利之普通股加權平均數	958,247,910	943,959,271

14. 投資物業

	本集團	
	2004 千港元	2003 千港元
估值		
承前結餘	3,690	3,300
因收購附屬公司而增加	41,982	—
價值重估增值	—	390
結轉往下年度	45,672	3,690

此投資物業於二零零四年十二月三十一日由一獨立物業估值師行，戴德梁行以現時用途之公開市值為基準進行重估。這次重估沒有產生任何盈餘或虧損(二零零三年：390,000港元之盈餘)。

本集團之投資物業以經營租約出租。

本集團之投資物業乃位於中國之中期土地使用權物業。

財務報表附註

截至二零零四年十二月三十一日止年度

11. 稅項(續)

稅項支出於收益表中之除稅前經常業務溢利調整列示如下：

	2004 千港元	2003 千港元
除稅前經常業務溢利	1,737,048	1,646,654
中國稅金按法定稅率33% (二零零三年：33%)	573,226	543,396
不可扣稅費用之稅務影響	146,807	55,324
非應稅收入之稅務影響	(302,791)	(312,224)
往年少提撥備	33,046	24,278
未確認稅項虧損之稅務影響	8,691	30,922
前期未確認之稅項虧損之抵扣	–	(15,566)
由香港稅率上調引起遞延稅項期初結餘之增加	–	7,174
給予中國附屬公司稅項豁免或稅項優惠之稅務影響	(69,451)	(17,733)
於其他地區經營之附屬公司所用不同稅率之影響	(77,952)	(36,350)
於其他地區經營之合營企業及聯營公司所用不同稅率之影響	(79,303)	(33,876)
其他	(294)	(3,441)
年度稅項支出	231,979	241,904

12. 股息

	2004 千港元	2003 千港元
中期股息每股20港仙(二零零三年：每股18港仙)	191,602	170,205
二零零三年末期股息每股32港仙(二零零二年：每股30港仙)	303,465	280,907
	495,067	451,112

董事會建議派發末期股息每股35港仙(二零零三年：每股32港仙)，並有待股東在股東週年大會上投票通過。

財務報表附註

截至二零零四年十二月三十一日止年度

11. 稅項

	2004 千港元	2003 千港元
稅項支出包括：		
本公司及附屬公司稅項		
－香港利得稅		
－本年度	66,633	57,703
－往年少提撥備	30,704	21,164
－中國所得稅		
－本年度	66,437	87,841
－往年少提撥備	2,342	3,114
	166,116	169,822
遞延稅項(附註37)		
－本年度	20,036	(11,492)
－稅率變動之影響	–	7,174
	20,036	(4,318)
本公司及附屬公司應承擔稅項	186,152	165,504
分佔合營企業之中國所得稅	15,230	31,679
分佔聯營公司之中國所得稅	30,597	44,721
	45,827	76,400
	231,979	241,904

香港利得稅乃按本年度估計應課稅溢利以稅率17.5% (二零零三年：17.5%)計算。

根據中國之適用法律及條例，本集團於中國的附屬公司、合營企業及聯營公司獲得數年之中國所得稅豁免及優惠。根據當地稅務機關之相關條文，某些於中國的附屬公司及聯營公司被認可為「高科技企業」，因而享有較低之稅率。本年度之中國所得稅已包含了這些稅務優惠，稅率由10%至33%。

遞延稅項之資料詳見附註37。

財務報表附註

截至二零零四年十二月三十一日止年度

9. 董事及僱員酬金（續）

於本年度，本集團並沒有向董事支付任何因加盟本集團或加盟本集團後之聘金或支付離職之補償金。此外，於本年度，亦沒有董事放棄收取任何酬金。

本年及上年度，本集團五名最高薪酬之僱員為執行董事，其薪酬之詳情已列示於上表。

10. 出售附屬公司、聯營公司及合營企業權益之淨溢利

	2004 千港元	2003 千港元
被認作出售一間聯營公司權益之溢利	**631,998**	239,151
被認作出售一間附屬公司權益之溢利	**52,737**	–
被認作出售一間合營企業權益之溢利	**10,155**	–
出售附屬公司權益之溢利	**3,603**	29,869
出售合營企業權益之溢利	**30**	–
出售一間附屬公司部分權益之溢利	**–**	12,064
出售一間聯營公司權益之虧損	**–**	(3,025)
	698,523	278,059

財務報表附註

截至二零零四年十二月三十一日止年度

8. 財務費用

	2004 千港元	2003 千港元
利息：		
銀行及其他貸款		
一 須於五年內全數清還	19,414	31,001
一 須於五年後全數清還	72	—
借貸成本總額	19,486	31,001
減：於在建工程中資本化金額	(169)	—
	19,317	31,001

9. 董事及僱員酬金

	2004 千港元	2003 千港元
董事袍金：		
執行董事	—	—
獨立非執行董事	619	776
執行董事之其他酬金：		
薪金及津貼	12,925	20,167
花紅	9,093	13,047
退休福利計劃供款	1,103	1,906
董事酬金總額	23,740	35,896

董事酬金介乎下列幅度：

	2004 董事數目	2003 董事數目
截至1,000,000港元	12	10
1,500,001港元至2,000,000港元	1	1
2,000,001港元至2,500,000港元	1	—
2,500,001港元至3,000,000港元	2	1
3,500,001港元至4,000,000港元	—	2
4,000,001港元至4,500,000港元	—	2
5,000,001港元至5,500,000港元	1	2
6,500,001港元至7,000,000港元	1	—

財務報表附註

截至二零零四年十二月三十一日止年度

7. 經營溢利

	2004 千港元	2003 千港元
經營溢利已扣除(計入)：		
員工費用(包括董事酬金)		
薪金及津貼	274,966	236,798
花紅	65,450	69,029
退休福利計劃供款(已扣除因員工離職而沒收的供款2,418,000港元(二零零三年：1,247,000港元))	24,212	20,398
	364,628	326,225
壞帳準備及撇銷	19,135	10,326
商譽攤銷(已包含於行政費用)	15,462	6,412
收費公路經營權攤銷(已包含於銷售成本)	41,626	–
核數師酬金	6,353	5,500
物業、廠房及設備折舊及攤銷	122,039	109,071
滙兑損失(溢利)	2,182	(35,868)
其他投資項目之減值損失(已包含於其他營運費用)	36,677	3,231
證券投資之減值損失(已包含於其他營運費用)	35,855	31,740
有關設備及汽車之經營租約租金	–	441
有關土地及樓宇之經營租約租金予		
一 最終控股公司	5,174	6,301
一 同系附屬公司	16,857	16,914
一 其他	13,587	9,356
研究及開發成本	15,468	8,043
出售物業、廠房及設備虧損	4,434	6,266
負商譽撥回(已包含於其他營運收入)	(9)	–

財務報表附註

截至二零零四年十二月三十一日止年度

5. 營業額

營業額指從第三者已收或應收之淨額總數，概述如下：

	2004 千港元	2003 千港元
銷售貨品	3,239,731	2,542,959
基建設施收入	189,208	283,019
	3,428,939	2,825,978

6. 投資收入

	2004 千港元	2003 千港元
持有證券投資之未實現淨溢利	85,928	167,528
銀行存款所得利息收入	71,947	40,589
非上市投資之股息收入	23,408	–
證券投資所得利息收入	21,475	6,410
出售證券投資溢利	16,593	78,548
上市投資之股息收入	5,529	3,583
其他投資項目收入	4,058	8,254
物業、廠房及設備租金收入	2,838	2,959
其他利息收入	1,794	1,242
	233,570	309,113

4. 主要會計政策概要(續)

稅項(續)

遞延稅項乃指因財務報表中資產及負債帳面金額與計算應課稅溢利的對應稅項基準出現差異而預期之應付或應收稅項，其計算方法乃使用資產負債表負債法。遞延稅項負債一般確認所有應課稅項目之暫時差異，而遞延稅項資產只確認可於日後用作扣減應課稅溢利而獲寬減稅項之暫時差異。如因商譽(或負商譽)或於交易中首次確認(商業合併除外)為其他資產或負債，但並未對應課稅溢利或會計溢利造成影響而出現暫時差異，該資產或負債將不會入帳。

遞延稅項負債需確認因投資附屬公司、聯營公司或合營企業所產生之應課稅暫時差異：如本集團可控制該暫時差異之轉回或該暫時差異於可見將來都不會轉回則除外。

遞延稅項資產之帳面金額應於每一年度結算日再作檢討，其減少之幅度為應課稅溢利並未足夠轉回之全部或部份資產。

遞延稅項乃按預期清還負債或變現資產年度之稅率計算。遞延稅項將計入或扣除於收益表內，但若該項目是直接計入或扣除權益，則該遞延稅項亦應直接計入權益內。

政府補助

與收入有關之政府補助按該收入相關成本記入收益表的期間記帳。與購買固定資產有關之政府補助扣減有關資產的帳面值，並按有關資產之預期可使用年期以直線法撥入收益表。與費用有關之政府補助按該費用記入收益表的期間扣減該費用後列示。

外幣

以外幣進行之交易乃以交易當日之滙率進行換算。以外幣結算之貨幣資產及負債以結算日之滙率進行換算。滙兌損益均計入當期收益表內。

在編製綜合帳目時，本集團境外經營業務之資產及負債以結算日之滙率進行換算。收入及支出項目以當期的平均滙率進行換算。因編製綜合帳目而產生之一切滙兌差額會被分類為權益並撥入本集團的換算儲備。該換算儲備會在境外經營業務出售時轉入收益表確認為收入或費用。

經營租約

根據經營租約應付之租金乃以直線法按有關租賃期自收益表中扣除。

財務報表附註

截至二零零四年十二月三十一日止年度

4. 主要會計政策概要(續)

借貸成本

因收購、興建或生產需要長時間籌備方可供其擬定用途或銷售之合資格資產所產生之直接借貸成本，計入該等資產之成本中，直至該等資產已大致上可供其擬定用途或銷售。

其他借貸成本均於其產生年度確認為費用。

存貨

存貨按成本或可變現淨值(兩者取其較低者)入帳，並以加權平均法計算。

研究及開發成本

研究成本於其產生期間確認為費用。

開發支出於產生當年計入收益表中，但當有一明確的項目正在進行，而又可以合理地估計該項目的開發成本可於未來商業活動中收回，則該開發成本會予以資本化並作為無形資產，並且會從該項目作商業營運開始之日起，在該項目的營運期限內，以直線法進行攤銷。

當內部產生的無形資產不被確認時，其開發支出會於產生當期被確認為費用。

專利權及商標

專利權及商標乃按成本值扣除攤銷列帳。攤銷乃按專利權及商標之估計可用年限以直線法撇銷其原值。

退休福利計劃供款

設定提存退休福利計劃中的供款在其於應付時記入費用。如果本集團在國家退休福利計劃中的義務等同於設定提存退休福利計劃中產生的義務，那麼，對國家退休福利計劃中的付款會與設定提存計劃中的供款作同樣的處理。

稅項

稅項支出包括年內應課稅額及遞延稅項總和。

應課稅額乃按年內之應課稅溢利計算。應課稅溢利有別於收益表內呈報之溢利，由於計算應課稅溢利並不包括一些於其他年度才需課稅或才獲寬減之收入或支出，一些於收益表內毋須課稅或不獲寬減之項目亦不包括在內。

財務報表附註

截至二零零四年十二月三十一日止年度

4. 主要會計政策概要(續)

物業、廠房及設備

物業、廠房及設備(在建工程除外)乃按於結算日之原值或估值扣除折舊或攤銷及任何累計的減值損失列帳。

過往列為投資物業之土地及樓宇乃以轉撥前之估值減其後折舊列帳。該等土地及樓宇將不會再進行估值。

在建之物業、廠房及設備乃按原值扣除任何減值損失列帳。原值包括專業費用，及根據本集團會計政策為合資格資產而資本化的借貸成本。在建工程於建築竣工及使用前將不予折舊或攤銷。

租賃土地之原值或估值按租約期限以直線法攤銷。

土地使用權之成本值按使用權年限以直線法攤銷。

除在建工程外，折舊乃按物業、廠房及設備之估計可用年限以直線法撇銷其之原值或估值，所採用之年率如下：

樓宇	4%－5%或適用於租賃年期
傢俬、裝置及設備	20%－33$^1/_3$%或適用於租賃樓宇之裝置之租約年期
汽車	20%－30%
廠房及機器	6 $^2/_3$%－20%

因物業、廠房及設備的出售或報廢而產生的利益或虧損是決定於銷售收入及資產帳面金額的差額，並於收益表中確認。

減值

在每個資產負債表日，本集團會對有形和無形資產的帳面金額進行核查，以確定是否有迹象顯示這些資產已發生減值損失。如果估計資產的可收回金額低於其帳面值，則將該資產的帳面值減記至其可收回金額。減值損失會立即確認為費用，除非該資產已於另一會計準則以重估值列示入帳，該減值損失則作為該另一會計準則之重估虧絀。

如果減值損失以後轉回，該資產的帳面值會增加至其可收回金額的重新估計值；但是，增加後的帳面值不能超過該資產以前年度未確認減值損失時應確定的帳面值。減值損失的轉回會立即確認為收入，除非該資產已於另一會計準則以重估值列示入帳，該減值損失的轉回則作為該另一會計準則之重估盈餘。

財務報表附註

截至二零零四年十二月三十一日止年度

4. 主要會計政策概要(續)

證券投資

證券投資會按交易日作為基準予以確認，而初時則會以成本計量。

投資分為證券投資及其他投資。

證券投資乃長期有策略性之可確認投資。在往後的報告日，會以成本計算及扣除非暫時性之減值損失。

其他投資以公允價值計量，其未實現的損益會計入當期淨損益內。

收入確認

銷售貨品乃於貨品已送出及所有權移交後確認。

其他投資項目之收入乃根據本集團按該項目已簽約之年期及可收取之預先約定最低數額分配到各會計年度，以反映此等其他投資項目淨投資之固定回報率。

經營收費公路之路費收入在使用後按收訖基準及扣除在中國應付之營業税後予以確認。

利息收入按時間基礎根據未償還本金及適用利率累計。

從根據經營租約租出之物業、廠房及機器所得租金收入(包括預先發出發票之租金)按有關租約之期間以直線基準確認。

股息收入及投資所得利息收入(其他投資項目除外)於本集團有權收取時確認。

投資物業

投資物業指已完成發展的物業，其被持有是因其具有投資價值，而有關租金收入是在正常非關連基礎下議訂的。

於每個結帳日，投資物業會根據獨立之專業估價，以其公開市場價格入帳。任何於重估投資物業價值時所產生的盈餘或虧絀均會計入投資物業重估儲備中，但當該儲備的結餘不足以抵銷虧絀時，不足之數則會在收益表中扣除。倘已於收益表內扣除虧損而隨後出現重估盈餘，則該盈餘將計入收益表內，直至已抵銷以往之虧絀為止。

在出售投資物業時，歸屬於該物業的投資物業重估儲備結餘會撥入收益表中。

租約屆滿期超過20年的投資物業包括可更新年期，並不計提折舊。

財務報表附註

截至二零零四年十二月三十一日止年度

4. 主要會計政策概要(續)

收費公路經營權

收費公路經營權乃以成本扣減累計攤銷及任何累計的減值損失列帳。提撥攤銷旨在按使用架次之基準撇銷收費公路經營權之成本，其按某一期間之實際交通流量與本集團獲授收費公路經營權期間之預計總交通流量之比率計算。

於附屬公司權益

於附屬公司權益是按成本值扣除任何減值損失在本公司之資產負債表中列帳。

於合營企業權益

合營項目安排若涉及設立一間各合營者均有權益的獨立個體，該合營項目則為其共同控制實體。

本集團於合營企業的權益以本集團所佔合營項目的淨資產份額，加上收購時產生而仍未被撇銷或攤銷之商譽，減去任何減值的損失，記錄於綜合資產負債表。本集團收購合營項目之日後的應佔經營成果記錄於綜合收益表。

本公司於合營企業之投資是按成本值減除任何減值損失在本公司之資產負債表中列帳。本公司以已收股息與應收股息為基準分佔合營企業經營成果。

於聯營公司權益

聯營公司乃本集團能夠行使重大影響力之公司，包括參與其財務及經營政策的決定。

本集團收購聯營公司之日後的應佔經營成果記錄於綜合收益表。本集團於聯營公司的權益以本集團所佔聯營公司的淨資產份額，加上收購時產生而仍未被撇銷或攤銷之商譽，減去任何減值的損失，記錄於綜合資產負債表。

其他投資項目

本集團其他投資項目按成本扣除任何減值損失入帳。

若該投資項目將來之回報款額估計低於淨值，該估計之不可收回淨值將於收益表中直接撇除。

財務報表附註

截至二零零四年十二月三十一日止年度

4. 主要會計政策概要(續)

商譽

合併產生的商譽，指購買成本超出集團在附屬公司、聯營公司或合營企業的可辨認資產和負債在購買日的公允價值中所佔份額的部份。

於二零零一年一月一日前因收購而產生的商譽會繼續留在儲備中，及在出售有關附屬公司、聯營公司或合營企業時計入收益表中，這也可在商譽撇銷或減值時應用。

於二零零一年一月一日後因收購而產生的商譽會資本化，並根據對其使用壽命的評估以直線法進行攤銷。購買聯營公司或合營企業而產生的商譽會包括在聯營公司或合營企業投資的帳面金額內。購買附屬公司而產生的商譽則會在資產負債表中單獨列示。

於出售附屬公司、聯營公司或合營企業時，其有關未攤銷之商譽餘額及曾在儲備撇銷或貸記入儲備之商譽，將計入出售該附屬公司、聯營公司或合營企業之溢利或虧損當中。

負商譽

負商譽，指集團在附屬公司、聯營公司或合營企業的可辨認資產和負債在購買日的公允價值中所佔份額超出購買成本的部分。

於二零零一年一月一日前因收購而產生的負商譽會繼續留在儲備中，及在出售有關附屬公司、聯營公司或合營企業時計入收益表中。

於二零零一年一月一日後因收購而產生的負商譽會作為資產的減項，再按其產生的原因轉入收益。

如果負商譽可歸屬於購買日時預期的損失或費用，這部分負商譽會在這些損失或費用發生當期才轉入收益；剩餘的負商譽餘額會按取得的可辨認應折舊資產的剩餘平均使用壽命以直線法確認為收益。如果該負商譽餘額超出取得的可辨認非貨幣性資產的合計公允價值，這部份負商譽會立即確認為收益。

購買聯營公司或合營企業時產生的負商譽會從該聯營公司或合營企業投資的帳面價值中扣除。購買附屬公司而產生的負商譽會作為資產的減項在資產負債表中單獨列示。

財務報表附註

截至二零零四年十二月三十一日止年度

3. 最近頒佈的會計準則所帶來的潛在影響(續)

香港會計準則第32號「金融票據：披露及呈列」
香港會計準則第39號「金融票據：確認及計量」

香港會計準則第39號要求所有投資重新分類為可出售財務資產、按公允值列帳及在收益帳處理的財務資產、貸款及應收款項。此準則亦要求所有用作對沖與借貸有關的利率風險之財務工具須按公允值確認。現時，本集團就已簽訂的利率對沖合約只作相應的披露，並無於資產負債表上予以確認。

香港會計準則第40號「投資物業」

香港會計準則第40號要求所有投資物業重估收益或虧損直接計入收益帳。現時，本集團把該等變動計入投資物業重估儲備。

本集團認為其他新訂香港財務報告準則，不會對本集團的財務表現及財務狀況之編製及呈列方式構成重大的影響。

4. 主要會計政策概要

本財務報表按歷史成本為基礎編制，根據香港普遍被採納之會計準則編製，某些物業及證券投資以重估價值列帳。本財務報表所採用之主要會計政策詳列如下:

綜合帳目基準

綜合財務報表包括本公司及其附屬公司每年截至十二月三十一日止之財務報表。

於本年度購入或出售之附屬公司，其業績會分別由購入有效日期起或截至出售有效日期止(視乎情況而定)列入綜合收益表內。

本集團內各公司之間所有重要交易及往來結餘已在綜合帳目內對銷。

財務報表附註

截至二零零四年十二月三十一日止年度

3. 最近頒佈的會計準則所帶來的潛在影響

香港會計師公會於二零零四年頒佈了一系列新訂或經修訂的香港會計準則及香港財務報告準則(以下全部簡稱「新訂香港財務報告準則」),適用於二零零五年一月一日或之後開始的會計期間。本集團並未提前採納該等新訂香港財務報告準則以編製截至二零零四年十二月三十一日止年度的財務報表。

本集團現正就該等新訂香港財務報告準則所構成的影響進行評估,就目前所作出的結論,可能對業績及財務報表呈列將造成重大影響的新訂香港財務報告準則摘錄如下:

香港財務報告準則第2號「以股本為基準之付款」

香港財務報告準則第2號要求於每個資產負債表日,以股本為基準並以股票或股權支付的支出應按其授出當日的公允值確認為開支;而以股本為基準並以現金支付的支出應按其於資產負債表日的公允值確認為負債。現時本集團並未確認此等以股本為基準的支出於財務上之影響,直至此等支出已支付後才予以確認。

根據香港財務報告準則第2號的過渡性條款,此準則適用於所有在二零零二年十一月七日之後所授予,而於二零零五年一月一日仍未歸屬的股權工具,及所有於二零零五年一月一日已發生並以股本為基準的負債。故此準則對於二零零二年十一月七日或之前所授予的股權不適用。本公司於二零零四年十二月三十一日仍未歸屬的股權乃於二零零二年九月授予,因此本公司並不需為此等股權確認收益帳支出,但於二零零二年十一月七日之後所授予,並於二零零五年一月一日或之後可行使的股權將按香港財務報告準則第2號列帳。

香港財務報告準則第3號「業務合併」

香港財務報告準則第3號要求因業務合併而產生之商譽以成本值扣除累計減值損失入帳,故此商譽不須進行攤銷,但需每年或有跡象顯示商譽已發生減值損失時,進行減值重估。現時,本集團根據商譽的使用壽命以直線法進行攤銷。

香港財務報告準則第3號亦要求因收購而產生之負商譽即時在收益帳上確認。現時,本集團負商譽作為資產的減項,再按其產生的原因轉入收益。

本集團估計,於二零零五年會計年度採用此準則,二零零五年年度淨溢利將因應商譽的停止攤銷而增加約23.8百萬港元。

於二零零四年十二月三十一日,負商譽的帳面值,包括留在商譽儲備內的負商譽約為54.3百萬港元。本集團估計,於二零零五年會計年度採納此準則後,二零零五年的期初保留溢利將增加約54.3百萬港元,而商譽儲備及負商譽將分別相應減少約52.1百萬港元及2.2百萬港元。

財務報表附註

截至二零零四年十二月三十一日止年度

1. 一般資料

本公司為一間在香港註冊成立之公眾有限公司，本公司股份於香港聯合交易所有限公司(「聯交所」)上市，本公司之最終控股公司為上海實業(集團)有限公司，亦是在香港註冊成立。

本公司為一間投資控股公司，主要附屬公司之主要業務詳情刊載於附註47。

2. 香港財務報告準則之採納/會計政策之變更

於本年度，本集團首次採納以下由香港會計師公會所頒佈之財務報告準則：

會計實務準則第36條	**農業**

農業

於本年度，本集團之聯營公司採納會計實務準則第36條「農業」。採納會計實務準則第36條的主要影響是關於農業活動的會計處理、於財務報表之呈列及相關披露。在以前年度，生物資產及農產品均以歷史成本法，按成本或可變現淨值(兩者取其較低者)入帳。會計實務準則第36條要求企業採納公允值概念，於資產負債表日，生物資產均須以公允值扣除出售時的預計費用列帳，其公允值按其相類年齡、品種及性質的生物資產市場價格釐訂。農產品則應以其公允值扣除收成時的預計出售費用列帳。

採用會計實務準則第36條對本會計期間及過往會計期間之業績並無任何重大影響，故此無須作出過往會計期間之調整。

綜合現金流量表

截至二零零四年十二月三十一日止年度

	2004 千港元	2003 千港元
融資業務		
已付股息	(495,067)	(451,112)
已付附屬公司少數股東之股息	(101,561)	(102,942)
償還貸款	(26,981)	(29,502)
已付銀行及其他貸款之利息	(19,486)	(31,001)
發行股份有關之支出	(127)	(88)
發行股份所得款項	147,143	99,696
借貸款項	105,778	8,915
附屬公司少數股東之注資款	84,393	3,622
融資業務之現金流出淨值	(305,908)	(502,412)
現金及等同現金項目之增加	1,146,997	974,006
承前現金及等同現金項目	4,038,696	3,064,690
結轉現金及等同現金項目	5,185,693	4,038,696
包括：		
銀行結存及現金	5,766,464	5,313,041
扣除：用作投資用途之銀行存款	(505,299)	(1,274,345)
用作投資項目保證金之銀行存款	(75,472)	—
	5,185,693	4,038,696

綜合現金流量表

截至二零零四年十二月三十一日止年度

	附註	2004 千港元	2003 千港元
投資業務			
購買證券投資		(2,478,720)	(1,888,900)
購買物業、廠房及設備		(391,114)	(139,008)
購買附屬公司(扣除所得現金及等同現金項目淨值)	38	(390,815)	(1,897,295)
增加存放於財務機構之款項		(188,962)	–
注資合營企業		(144,300)	(321,018)
增購附屬公司額外權益		(7,063)	(500,491)
出售證券投資所得款項		3,069,902	1,131,489
減少(增加)銀行存款		692,215	(1,135,396)
出售一間附屬公司(扣除出售現金及等同現金項目淨值)	39	198,396	1,353
已收合營企業之股息		103,474	29,280
已收利息		95,216	48,241
已收聯營公司之股息		79,631	85,405
已收非上市投資之股息		23,408	–
已收上市投資之股息		5,524	3,583
已收取政府補助		5,321	14,151
已收其他投資項目收入		4,058	8,254
減少(增加)採購物業、廠房及設備之已付訂金		3,193	(22,382)
出售物業、廠房及設備所得款項		3,028	12,576
已收租金收入		2,838	2,959
已收附屬公司少數股東之還款		2,295	3,660
出售合營企業權益所得款項		104	–
已收一間聯營公司之還款		3	102,604
注資聯營公司		–	(497,336)
借款予一間聯營公司		–	(1,006)
出售基建項目投資所得款項		–	5,456,448
合營企業分派資本		–	42,070
出售一間附屬公司部份權益所得款項		–	27,300
出售一間聯營公司部份權益所得款項		–	7,475
已收一間合營企業之還款		–	3,510
投資業務之現金流入淨值		687,632	577,526

綜合現金流量表

截至二零零四年十二月三十一日止年度

	2004 千港元	2003 千港元
經營溢利	903,270	1,132,761
調整事項：		
上市投資之股息收入	(5,529)	(3,583)
非上市投資之股息收入	(23,408)	–
其他投資項目收入	(4,058)	(8,254)
利息收入	(95,216)	(48,241)
租金收入	(2,838)	(2,959)
商譽攤銷	15,462	6,412
收費公路經營權攤銷	41,626	–
負商譽撥回	(9)	–
物業、廠房及設備折舊及攤銷	122,039	109,071
壞帳準備及撇銷	19,135	10,326
持有證券投資之未實現淨溢利	(85,928)	(167,528)
出售證券投資之溢利	(16,593)	(78,548)
出售物業、廠房及設備虧損	4,434	6,266
其他投資項目之減值損失	36,677	3,231
證券投資之減值損失	35,855	31,740
未計營運資本變動之經營業務現金流量	944,919	990,694
(增加)減少存貨	(226,227)	67,026
減少(增加)貿易及其他應收款項	8,832	(14,899)
增加(減少)貿易及其他應付款項	218,378	(9,324)
經營業務產生之現金	945,902	1,033,497
已付中國所得税	(65,978)	(86,362)
已付香港利得税	(114,672)	(48,243)
香港利得税退税	21	–
經營業務之現金流入淨值	765,273	898,892

綜合權益變動表

截至二零零四年十二月三十一日止年度

	股本	股本溢價	股本贖回儲備	投資物業重估儲備	換算儲備	商譽儲備	中國法定儲備	保留溢利	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日	94,575	9,886,904	1,071	514	33,820	(927,282)	317,792	5,083,446	14,490,840
折算中國經營項目的財務報表之滙兑差額	–	–	–	–	2,119	–	–	–	2,119
分佔一間合營企業折算中國經營項目的財務報表滙兑差額	–	–	–	–	106	–	–	–	106
分佔一間聯營公司折算中國經營項目的財務報表滙兑差額	–	–	–	–	6	–	–	–	6
未於收益表確認的淨溢利	–	–	–	–	2,231	–	–	–	2,231
行使購股期權發行之股份	1,289	–	–	–	–	–	–	–	1,289
發行股份之溢價	–	145,854	–	–	–	–	–	–	145,854
發行股份之有關支出	–	(127)	–	–	–	–	–	–	(127)
出售一間附屬公司權益時之實現額	–	–	–	–	(286)	–	(736)	736	(286)
被認作出售一間附屬公司權益時之實現額	–	–	–	–	–	1,140	–	–	1,140
合營企業商譽之減值損失	–	–	–	–	–	88,637	–	–	88,637
於一間聯營公司權益之減值損失	–	–	–	–	(110)	–	–	–	(110)
本年度溢利	–	–	–	–	–	–	–	1,383,060	1,383,060
儲備調撥(經扣除少數股東權益所佔部分)	–	–	–	–	–	–	68,018	(68,018)	–
已付股息 (附註12)	–	–	–	–	–	–	–	(495,067)	(495,067)
於二零零四年十二月三十一日	95,864	10,032,631	1,071	514	35,655	(837,505)	385,074	5,904,157	15,617,461

本集團之保留溢利，約10.5百萬港元(二零零三年：35.3百萬港元)由合營企業保留；約229.4百萬港元(二零零三年：49.6百萬港元)由聯營公司保留。

商譽儲備包括約2,027百萬港元(二零零三年：2,117百萬港元)之商譽，約52百萬港元(二零零三年：52百萬港元)之負商譽，及經香港高等法院頒佈確認於一九九七年股本溢價減少之資本儲備約1,138百萬港元(二零零三年：1,138百萬港元)。

中國大陸(「中國」)法定儲備乃本集團於中國之附屬公司、合營企業及聯營公司，根據中國法例而作之撥備。

綜合權益變動表

截至二零零四年十二月三十一日止年度

	股本 千港元	股本溢價 千港元	股本贖回儲備 千港元	投資物業重估儲備 千港元	換算儲備 千港元	商譽儲備 千港元	中國法定儲備 千港元	保留溢利 千港元	總額 千港元
於二零零三年一月一日	93,630	9,788,241	1,071	299	7,795	(986,414)	266,642	4,326,542	13,497,806
投資物業價值重估盈餘	–	–	–	215	–	–	–	–	215
折算中國經營項目的財務報表之滙兌差額	–	–	–	–	26,066	–	–	–	26,066
分佔一間合營企業折算中國經營項目的財務報表滙兌差額	–	–	–	–	72	–	–	–	72
分佔一間聯營公司折算中國經營項目的財務報表滙兌差額	–	–	–	–	(65)	–	–	–	(65)
未於收益表確認的淨溢利	–	–	–	215	26,073	–	–	–	26,288
行使購股期權發行之股份	945	–	–	–	–	–	–	–	945
發行股份之溢價	–	98,751	–	–	–	–	–	–	98,751
發行股份之有關支出	–	(88)	–	–	–	–	–	–	(88)
出售一間附屬公司部份權益時之實現額	–	–	–	–	–	1,082	–	–	1,082
出售附屬公司權益時之實現額	–	–	–	–	(38)	56,428	(4,491)	4,491	56,390
出售一間聯營公司權益時之實現額	–	–	–	–	(10)	1,622	–	–	1,612
本年度溢利	–	–	–	–	–	–	–	1,259,166	1,259,166
儲備調撥(經扣除少數股東權益所佔部分)	–	–	–	–	–	–	55,641	(55,641)	–
已付股息 (附註12)	–	–	–	–	–	–	–	(451,112)	(451,112)
於二零零三年十二月三十一日	94,575	*9,886,904	1,071	514	33,820	(927,282)	317,792	5,083,446	14,490,840

資產負債表

於二零零四年十二月三十一日

	附註	2004 千港元	2003 千港元
非流動資產			
物業、廠房及設備	15	5,462	5,993
於附屬公司權益	20	13,393,063	12,762,134
於一間合營企業權益	21	141,673	164,045
		13,540,198	12,932,172
流動資產			
按金、預付款及其他應收款項		18,735	19,494
應收股息		763,000	310,000
銀行結存及現金		2,127,892	2,600,688
		2,909,627	2,930,182
流動負債			
其他應付款項及應付費用		46,929	46,190
短期銀行貸款	31	800,000	800,000
		846,929	846,190
流動資產淨值		2,062,698	2,083,992
		15,602,896	15,016,164
股本及儲備			
股本	32	95,864	94,575
儲備	34	14,206,837	13,861,956
		14,302,701	13,956,531
非流動負債			
應付附屬公司款	35	500,195	259,633
長期銀行貸款	36	800,000	800,000
		1,300,195	1,059,633
		15,602,896	15,016,164



呂明方

行政總裁



錢世政

執行董事

綜合資產負債表

於二零零四年十二月三十一日

	附註	2004 千港元	2003 千港元
股本及儲備			
股本	32	95,864	94,575
儲備		15,521,597	14,396,265
		15,617,461	14,490,840
少數股東權益		1,476,786	380,934
非流動負債			
長期銀行及其他貸款	36	859,390	800,000
遞延稅項負債	37	91,937	71,901
		951,327	871,901
		18,045,574	15,743,675

載於第53頁至第127頁之財務報表經由董事會於二零零五年四月二十一日批准，並由下列董事代表董事會簽署：



呂明方
行政總裁



錢世政
執行董事

綜合資產負債表

於二零零四年十二月三十一日

	附註	2004 千港元	2003 千港元
非流動資產			
投資物業	14	45,672	3,690
物業、廠房及設備	15	2,080,378	1,198,019
收費公路經營權	16	1,784,651	1,841,082
無形資產	17	39,206	—
商譽	18	346,204	256,736
負商譽	19	(2,203)	—
於合營企業權益	21	2,142,809	2,133,351
於聯營公司權益	22	4,367,157	3,210,651
其他投資項目	23	51,032	87,709
證券投資	24	245,512	584,971
應收貸款	25	2,748	5,043
採購物業、廠房及設備之已付訂金	26	25,821	29,014
遞延税項資產	37	33,232	—
		11,162,219	9,350,266
流動資產			
存貨	27	877,785	303,500
貿易及其他應收款項	28	1,487,294	898,144
短期證券投資	24	1,084,036	1,168,741
存放於財務機構之款項		188,962	—
作抵押之銀行存款	29	43,121	41,762
銀行結存及現金		5,766,464	5,313,041
		9,447,662	7,725,188
流動負債			
貿易及其他應付款項	30	1,226,846	395,594
應付税項		96,816	116,240
短期銀行及其他貸款	31	1,240,645	819,945
		2,564,307	1,331,779
流動資產淨值		6,883,355	6,393,409
		18,045,574	15,743,675

綜合收益表

截至二零零四年十二月三十一日止年度

	附註	2004 千港元	2003 千港元
營業額	5	3,428,939	2,825,978
銷售成本		(1,505,051)	(1,194,490)
毛利		1,923,888	1,631,488
加：投資收入	6	233,570	309,113
其他營運收入		31,127	58,870
減：分銷費用		(741,799)	(530,178)
行政費用		(398,984)	(301,561)
其他營運費用		(144,532)	(34,971)
經營溢利	7	903,270	1,132,761
財務費用	8	(19,317)	(31,001)
出售附屬公司、聯營公司及合營企業權益之淨溢利	10	698,523	278,059
分佔合營企業溢利		94,451	172,635
分佔聯營公司溢利		284,729	161,537
應收合營企業款項之準備		(33,376)	(67,337)
聯營公司和合營企業權益及附屬公司商譽之減值損失		(191,232)	—
除税前經常業務溢利		1,737,048	1,646,654
税項	11	(231,979)	(241,904)
未計少數股東權益前溢利		1,505,069	1,404,750
少數股東權益		(122,009)	(145,584)
本年度溢利		1,383,060	1,259,166
股息	12	495,067	451,112
每股盈利	13		
一 基本		HK$1.45	HK$1.34
一 攤薄		HK$1.43	HK$1.33

核數師報告書

Deloitte.
德勤

致上海實業控股有限公司股東
(於香港註冊成立之有限公司)

本核數師行已完成審核載於第 53 頁至第 127 頁按照香港普遍採納之會計原則編製的財務報表。

董事及核數師的個別責任

公司條例規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是依據公司條例第141條根據本行審核工作的結果，對該等財務報表發表獨立的意見，並向股東作出報告，而此報告並非供作其他用途。本行並不就本報告的內容向任何其他人士承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒布的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作出合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零四年十二月三十一日的財政狀況及 貴集團截至該日止年度的溢利和現金流量，並已按公司條例妥善編製。

Deloitte Touche Tohmatsu

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零五年四月二十一日

董事會報告書

核數師

本公司將於應屆股東週年大會上提呈決議案，續聘德勤•關黃陳方會計師行為本公司核數師。

代表董事會

蔡來興
董事長

香港，二零零五年四月二十一日

董事會報告書

購買、出售或贖回本公司之上市證券

本公司於年內，本公司或其任何附屬公司於本年內並無購買、出售或贖回任何本公司之上市證券。

公眾持股量

根據本公司公開獲得之資料及據本公司董事所知悉，截於二零零四年十二月三十一日，本公司已維持足夠公眾持股量。

捐款

於本年度，本集團之慈善及其它捐款合共871,000港元。

退休福利計劃

本集團之退休福利計劃詳情列載於財務報表附註44。

結帳日後事項

結帳日後之重要事項詳情已列載於財務報表附註52。

進行證券交易標準守則

本公司已訂立不低於上市規則附錄十《標準守則》關於上市公司董事進行證券交易核實於本年度內已符合有關要求。

企業管治

截至二零零四年十二月三十一日止整個年度內，本公司一直遵守上市規則附錄十四「最佳應用守則」，惟本公司非執行董事並無特定任期，並根據本公司組織章程必須在股東週年大會依章輪流退任及重選。

本公司已接獲各獨立非執行董事之年度確認書，確認彼等符合上市規則第3.13條所載有關獨立性之規定。本公司認為全體獨立非執行董事均為獨立人士。

董事會報告書

關連交易

在本年內須披露之關連交易詳情已列於財務報表附註45(i)。除當中所披露者外，本集團並無任何須遵照聯交所證券上市規則（「上市規則」）須予披露為關連交易之其他交易。同時，本集團已符合上市規則第 14A 章的披露要求。

獨立非執行董事已審閱載於財務報表附註 45(i)(a) 之關連交易，並認為本集團所進行之關連交易：

(i) 屬本集團的日常業務；

(ii) 按一般商業條款或按不遜於提供予獨立第三者之條款而進行；及

(iii) 該等交易是根據有關交易協議條款進行，而交易條款公平合理，並且符合本公司股東整體利益。

董事於合約中之權益

於年結日或年內任何時間，本公司或其任何控股公司或其任何同系附屬公司或附屬公司概無訂立任何本公司董事於其中直接或間接擁有重大權益之重大合約。

競爭權益

本公司之最終控股公司上實集團於上實國際投資有限公司（「上實國投」）擁有權益。

上實國投間接擁有上海實業醫大生物技術有限公司(「上實生物」)之權益。上實生物主要從事製造及分銷注射用重組鏈激酶。注射用重組鏈激酶乃在急救時用作消散心肌梗塞造成之瘀血。

除上述事項外，截至二零零四年十二月三十一日止年度，本公司各董事或主要股東並無擁有任何與本集團業務競爭之業務權益。

主要客戶及供應商

於本年度內，本集團前五大客戶之銷售總額及供應商之採購額均各佔本集團總銷售額及總採購額33%，而本集團最大客戶及供應商分別佔本集團總銷售額及總採購額 8% 及 11% 。

本公司董事、其聯繫人士或據董事所知擁有本公司已發行股本5%以上之任何股東，於年內任何時間內概無在本集團五大客戶之股本中擁有任何權益。

董事購買股份及債券之權利

除上列之「購股期權」一項外，於本年度任何時間，本公司或其任何控股公司或其同系附屬公司或附屬公司並無作出任何其他安排，使本公司董事可藉購買本公司或其他法人團體之股份或債務證券（包括債券）而獲得利益。

主要股東

於二零零四年十二月三十一日，根據《證券條例》第336條須予備存的登記冊所記錄，除本公司董事及主要行政人員外，下列人士於本公司股份及相關股份中擁有的權益或淡倉權益如下：

普通股

股東名稱	身份	實益擁有普通股股份數目	佔本公司已發行股本百份率
(a) *（好倉權益）*			
上海實業（集團）有限公司（「上實集團」）	由其擁有控制權益的公司持有	550,278,562（附註(i)及(ii)）	57.4%
(b) *（淡倉權益）*			
上實集團	由其擁有控制權益的公司持有	92,145,863（附註(iii)）	9.6%

附註：

(i) 上海投資控股有限公司(「上海投資」)、SIIC Capital (B.V.I.) Limited（「SIIC Capital BVI」）及上海實業崇明開發建設有限公司(「上實崇明開發」)分別持有本公司468,066,000股、80,000,000 股及10,000股普通股股份之權益。上實集團分別擁有上實崇明開發及Shanghai Industrial Investment Treasury Company Limited(「STC」)100%權益。STC擁有上海投資100% 權 益，而上海投資擁有 SIIC Capital BVI 100%權益。

(ii) SIIC Treasury (B.V.I.) Limited 及上海實業崇明開發建設基金有限公司兩者皆為上實集團之間接全資附屬公司，並分別購入涉及本公司1,824,290及378,272相關股份以實物結算的股本衍生工具，而有關股本衍生工具發行人將須在若干情況下促使所述股份轉至上述個別公司。

(iii) 由於STC發行由上實集團作出無條件及不可撤回擔保，並可以每股26.381港元之兑換價換取本公司普通股股份，於二零零九年三月到期合共2,430,900,000港元之零息有擔保可轉換債券，上實集團被視作持有本公司92,145,863相關股份的淡倉權益。

除上述者外，於二零零四年十二月三十一日，概無任何其他人士於本公司股份或相關股份中擁有權益或淡倉權益登記於根據《證券條例》第 336 條須予備存的登記冊內。

購股期權

本集團之購股期權計劃詳見於財務報表附註 33 。

(a) 於本年度，可認購本公司股份的購股期權的變動詳情如下：

	授出月份	每股行使價	於二零零四年一月一日尚未行使	於本年度重新歸類	於本年度行使	於二零零四年十二月三十一日尚未行使
		港元				
第一類：董事						
呂明方	二零零一年七月	10.432	1,500,000	–	(1,500,000)	–
陸禹平（附註（一））	二零零一年三月	10.496	1,550,000	(1,550,000)	–	–
瞿定（附註（二））	二零零二年九月	11.710	–	500,000	–	500,000
全部董事合共			3,050,000	(1,050,000)	(1,500,000)	500,000
第二類：僱員						
	二零零一年三月	10.496	–	1,550,000	(1,550,000)	–
	二零零二年九月	11.710	26,120,000	(500,000)	(9,840,000)	15,780,000
全部僱員合共			26,120,000	1,050,000	(11,390,000)	15,780,000
全部類別			29,170,000	–	(12,890,000)	16,280,000

附註：

（一） 陸禹平先生於二零零四年六月十二日辭任前並無行使購股期權。

（二） 瞿定先生於二零零四年八月二十八日委任後並無行使購股期權。

本公司購股期權計劃授出之購股期權可由接受當日六個月後予以行使，期限為三年零六個月。

本公司之股份於購股期權行使當日前一個交易日之加權平均收市價為 14.60 港元。

(II) 於本公司附屬公司上海實業聯合集團股份有限公司(「上實聯合」)的股份權益

已流通股

董事姓名	身份	持有已發行股份之數目	佔上實聯合整體已發行股本百份率
呂明方	實益持有人	15,000	0.005%
丁忠德	實益持有人	15,000	0.005%
陸申	實益持有人	12,000	0.004%

上述權益皆為好倉權益。

除上述以外，於二零零四年十二月三十一日，概無其任何董事或其聯繫人等於本公司或其相聯法團（定義見《證券條例》第XV部）的股份、相關股份及債券中擁有權益或淡倉權益而登記於根據《證券條例》第352條須予備存的登記冊內或根據《標準守則》須知會本公司及聯交所。

董事之股份、相關股份及債券權益與淡倉

於二零零四年十二月三十一日，根據《證券及期貨條例》（「《證券條例》」）第352條須予備存的登記冊所記錄或依據《上市公司董事進行證券交易的標準守則》（「標準守則」）須知會本公司及香港聯合交易所有限公司（「聯交所」），本公司各董事及主要行政人員於本公司及其相聯公司（定義見《證券條例》第XV部）的股份、相關股份及債券中擁有的權益及淡倉權益如下：

(I) 於本公司的股份及相關股份權益

(a) 普通股

董事姓名	身份	持有本公司已發行股份之數目	佔本公司已發行股本百份率
蔡來興	實益持有人	4,000,000	0.42%
瞿定	實益持有人	750,000	0.08%
呂明方	實益持有人	4,200,000	0.44%
陸大鏞	實益持有人	2,700,000	0.28%
		11,650,000	1.22%

上述權益皆為好倉權益。

(b) 購股期權

董事姓名	身份	持有本公司購股期權數目	購股期權可發行之股份數目	佔本公司已發行股本百份率
瞿定	實益持有人	500,000	500,000	0.05%

物業、廠房及設備

本集團及本公司物業、廠房及設備於本年內之變動詳情刊載於財務報表附註15。

董事及董事服務合約

於本年度內及截至本報告書日止，本公司之董事為：

執行董事

蔡來興	*（董事長）*	
瞿定	*（副董事長）*	（於二零零四年八月二十八日委任）
呂明方	*（行政總裁）*	
陸大鏞	*（常務副行政總裁）*	
丁忠德		（於二零零四年一月十九日委任）
陸申		（於二零零四年一月十九日委任）
錢世政		
姚方		
唐鈞		（於二零零四年六月十二日委任）
陳偉恕		（於二零零四年一月十九日辭任）
厲偉達		（於二零零四年一月十九日辭任）
陸禹平		（於二零零四年六月十二日辭任）
周杰		（於二零零四年一月十九日辭任）
葛文耀		（於二零零四年八月二十八日辭任）
黃彥正		（於二零零四年一月十九日辭任）

獨立非執行董事

羅嘉瑞
吳家瑋
梁伯韜

根據本公司的組織章程細則第92條及第101條，蔡來興先生、瞿定先生、呂明方先生、姚方先生、唐鈞先生及羅嘉瑞先生均依章告退，惟願意膺選連任。

各非執行董事之職務任期將於(i)二零零八年一月一日及(ii)非執行董事按照本公司的組織章程細則依章或相關法律告退而終止（以較早者為準）。

所有被提名在來屆股東週年大會中連任之董事，概無與本公司或本公司其任何附屬公司訂立不得在一年內被本集團終止而毋須作出賠償（法定賠償除外）之服務協議。

董事會報告書

董事會欣然提呈上海實業控股有限公司(「本公司」)及各附屬公司(統稱「本集團」)截至二零零四年十二月三十一日止年度之報告書及經審核之財務報表。

主要業務

本公司為一間投資控股公司。

主要附屬公司、合營企業及聯營公司

有關本公司於二零零四年十二月三十一日之主要附屬公司、合營企業及聯營公司詳情分別刊載於財務報表附註47、48及50。

業績及股息

本集團截至二零零四年十二月三十一日止年度之業績刊載於本年報第53頁之綜合收益表內。

年內已派發之中期股息為每股20港仙，董事會建議派發末期股息每股35港仙於二零零四年五月二十六日名列於本公司股東名冊內之股東。

財務摘要

本集團截至二零零四年十二月三十一日及過去四年之財務摘要刊載於本年報第20頁。

股本

本公司股本之變動詳情刊載於財務報表附註32。

儲備

本集團及本公司儲備於本年內之變動詳情刊載於財務報表附註34。

投資物業

於二零零四年十二月三十一日，本集團所持有之投資物業由一獨立物業估值師以現時用途之公開市值為基準進行重估，重估價值為45.7百萬港元。是次價值重估沒有產生盈利或虧蝕。投資物業之詳情刊載於財務報表附註14。

董事及高級管理人員簡介

于曉麗女士

于女士，42 歲，為赤峰艾克制藥科技股份有限公司董事兼總經理。彼曾任赤峰製藥廠技術處副處長、藥物研究所副所長等職。彼畢業於瀋陽藥科大學，取得了大學學歷，獲授高級工程師職稱，在藥物研究和開發、企業管理方面積近二十年經驗。

李占文先生

李先生，42歲，為赤峰蒙欣藥業有限公司董事兼總經理、赤峰雷蒙藥品經銷有限責任公司董事長、赤峰雷蒙大藥房連鎖有限公司董事長。彼曾任赤峰製藥廠製劑分廠經營廠長，赤峰製藥（集團）有限責任公司副總經理等職，在企業管理方面積逾二十年經驗。

董事及高級管理人員簡介

孫偉國先生

孫先生，53歲，為上海實業聯合集團股份有限公司董事、副總經理。彼完成於華東師範大學碩士研究生課程，並獲經濟師職稱。彼曾任上海東風農場勞資科副場長、上海農工商集團向明總公司總經理等職，在企業管理方面擁有數十年經驗。

王震先生

王先生，46歲，為上海實業聯合集團股份有限公司副總經理。彼畢業於澳門科技大學，獲工商管理碩士學位。彼曾任上海中藥製藥三廠副廠長、上海市藥材有限公司市外銷售公司經理、成藥公司副總經理、上海雷氏藥業有限公司董事長、上海醫藥（集團）有限公司市場部部長、經營管理部部長等職，在醫藥業務方面擁有豐富經驗。

李秋先生

李先生， 49 歲，為上海醫療器械股份有限公司總經理兼賀利式古莎齒科有限公司董事長。彼為上海醫療器械行業協會副會長。曾任上海市醫械集團副監事長、總經理等職。彼畢業於上海師範大學政治系專業，取得本科學歷，復完成復旦大學經濟系課程，取得碩士學位。彼在醫療器械行業積逾三十年經驗。

馬曉鵬先生

馬先生，58歲，為常州藥業股份有限公司董事長、總經理，常州製藥廠有限公司及常州製藥有限公司董事長、總經理。曾任常州第四製藥廠廠長、常州衛生材料廠長。彼畢業於江蘇省廣播電視大學工業企業管理專業，取得大專學歷。彼獲授高級經濟師職稱及全省優秀企業家稱號，在醫藥企業生產經營管理方面積逾三十多年經驗。

傅和亮先生

傅先生，44歲，為廣東天普生化醫藥股份有限公司總裁。彼受聘為北京大學生物系兼職教授，並擔任廣州市政府生物技術專家組顧問，兼任中國生化製藥工業協會常務理事、廣東省藥學會理事、廣東省政協委員等職。曾任廣州金華生物技術聯合公司總經理。傅先生畢業於南京大學生化專業，獲博士學位，現獲授高級製藥工程師職稱。

王蘇南先生

王先生，54歲，為上海實業聯合集團長城藥業有限公司董事兼總經理。彼曾任內蒙古牙克石藥廠廠長、內蒙古牙克石獸藥廠廠長、常州藥業股份有限公司副總經理、常州製藥廠廠長等職。彼在瀋陽藥學院製藥專業進修，取得大專學歷，彼獲授高級工程師、藥劑師、經濟師等職稱，在製藥行業和企業管理方面積逾三十年經驗。

董事及高級管理人員簡介

張弘先生

張先生，39歲，為上海滙眾汽車製造有限公司及上海萬眾汽車零部件有限公司董事兼總經理。彼畢業於南昌航空工業學院材料工程焊接專業，獲工學學士學位。彼曾任上海汽車底盤廠工藝科副科長及上海汽車制動系統公司總經理等職。在汽車零部件行業積逾十多年經驗。

胡放先生

胡先生，55歲，為上海三維生物技術有限公司總裁。彼畢業於上海第二醫科大學，獲博士學位，隨後於美國加州大學舊金山分校從事博士後研究。彼曾擔任杭州九源基因工程公司董事長、中實國際生物醫學集團總裁及北京賽因生物技術研究所所長等職。彼在生物基因研究方面積逾二十多年經驗。

錢毅先生

錢先生，52歲，為上海三維生物技術有限公司副董事長兼執行總裁。彼畢業於復旦大學，獲企業管理學位，後又獲得華東師範大學工商管理碩士學位，並獲授高級經濟師職稱。彼曾任上海鍋爐廠副廠長、上海電氣（集團）總公司副總經濟師、上海重型機器廠廠長等職。彼在企業管理方面有豐富經驗。

馮鶴先生

馮先生，47歲，為杭州胡慶餘堂藥業有限公司董事兼總經理。彼獲授經濟師職稱。彼曾任杭州胡慶餘堂製藥廠供應科科長及供銷科科長、海南慶餘實業公司經理、外經科長及杭州胡慶餘堂製藥廠有限公司銷售副總經理、常務副總經理。彼於製藥業務方面積逾二十多年工作經驗。

墻世發先生

墻先生，38歲，為廈門中藥廠有限公司董事兼總經理。彼畢業於廈門大學化學系，獲理學碩士學位，為註冊執業藥師，並獲授高級工程師職稱。彼於一九九零年加入廈門中藥廠，曾任廈門鼎爐實業總公司總經理及廈門中藥廠廠長等職，在製藥企業管理方面有豐富經驗。

鄭繼宇先生

鄭先生，42歲，為遼寧好護士藥業（集團）有限責任公司副董事長兼總經理。彼畢業於法國南錫國立高等礦業工程師學院，取得專業碩士學位，並獲授經濟師職稱。彼先後被評選為遼寧省優秀企業家、遼寧省十大青年企業家及遼寧省第十屆人民代表大會代表等。彼於一九九九年出任現職前曾任遼寧省桓仁縣房屋產權管理辦公室主任、桓仁縣拐磨子鎮鎮長等職，於地方行政及企業管理方面積逾二十年工作經驗。

董事及高級管理人員簡介

下屬企業管理層簡介

厲偉達先生

厲先生，57歲，為上實管理（上海）有限公司副董事長，兼任上海實業（集團）有限公司副總裁、正大青春寶藥業有限公司董事長及上海家化聯合股份有限公司副董事長。彼畢業於上海市第二工業大學，持有自動控制專業學位。彼曾任上海軸承公司副總經理，在工業企業管理方面積逾三十多年經驗。

陳樹滋先生

陳先生，57歲，為南洋兄弟煙草股份有限公司副董事長、兼任廈門中藥廠有限公司董事長、廣東寶萊特醫用科技股份有限公司副董事長及珠海友通科技有限公司董事。彼於一九九八年十月加入上海上實（集團）有限公司任職企業管理部總經理。彼畢業於復旦大學，持有經濟管理碩士學位。曾任上海輪胎橡膠（集團）股份有限公司董事兼副總經理，在企業管理方面擁有數十年經驗。

聞松泉先生

聞先生，58歲，為永發印務有限公司董事長兼總經理，彼同時為上海實業（集團）有限公司董事。彼畢業於上海印刷學校。曾任上海人民印刷十廠副廠長、人民印刷機械修造廠廠長，中國包裝協會印刷委員會副主任及上海包裝裝潢公司總經理。彼在印刷行業管理方面積逾數十年經驗。

蔣本孚先生

蔣先生，59歲，為上海滬寧高速公路（上海段）發展有限公司總經理，兼任上實管理（上海）有限公司和金華市金甬高速公路建設投資有限公司董事。彼畢業於江西財經學院會計系，並獲授會計師職稱。彼曾任中國技術進出口總公司南方公司副總經理。彼在金融、企業管理等方面積逾三十多年經驗。

馮根生先生

馮先生，70歲，為正大青春寶藥業有限公司副董事長兼總裁、中國（杭州）青春寶集團有限公司董事長及杭州胡慶餘堂藥業有限公司董事長。彼獲授高級經濟師職稱並獲執業藥師資格，曾榮獲全國首屆優秀企業家稱號。一九七二年開始任杭州第二中藥廠廠長，在製藥業務及企業經營管理方面積逾五十多年經驗。

王佳芬女士

王女士，53歲，為光明乳業股份有限公司董事長兼總經理。彼為國際乳品聯合會中國副主席、中國奶業協會副理事長、中國乳品工業協會副理事長及上海奶業協會會長。曾任上海市農場局工業外經處處長、上海牛奶（集團）有限公司董事長兼總經理等職。彼畢業於中央電視大學工程企業管理專業，取得大專學歷，復完成華東師範大學國際經濟碩士課程，彼並在其後於中歐國際工商管理學院取得行政人員工商管理碩士學位。彼獲授高級經濟師職稱及全國優秀企業家稱號，在企業管理方面積逾三十多年經驗。

董事及高級管理人員簡介



黃美玲女士

黃女士，38歲，於一九九七年三月加入本公司，並於二零零四年十月獲委任為本公司之公司秘書。彼為英國特許秘書及行政人員公會和香港公司秘書公會會員資深會士。彼畢業於香港城市大學，獲會計學士榮譽學位，並獲英國威爾殊大學及曼徹斯特大學聯合頒授工商管理碩士學位。黃女士於公司秘書實務工作積逾十多年專業工作經驗。



梁年昌先生

梁先生，51歲，於二零零四年十月獲委任為本公司之法務總監。彼同時為上海實業（集團）有限公司之法務總監。彼於一九九六年三月加入本公司為公司秘書。梁先生為英國特許秘書及行政人員公會、香港公司秘書公會、英國特許管理會計師公會及香港會計師公會資深會士。彼並獲英國布魯內爾大學聯同英國翰寧工商管理學院頒授工商管理碩士學位。彼在法律事務、上市公司秘書實務及行政管理方面等積逾多年管理經驗。



翟普先生

翟先生，30歲，於二零零三年十一月獲委任為本公司之投資總監。彼畢業於北京清華大學，獲工程學士學位，後於英國劍橋大學取得博士學位，主要研究跨國企業中國投資戰略、中外合資企業管理實務及投資分析。彼先後就職於賽博投資及威新集團，參與協調其在香港及大陸業務項目投資與資本運作。



陳一英女士

陳女士，37歲，為本公司之合資格會計師，於一九九六年十一月加入本公司，並於二零零四年九月獲委任為財務總監。彼畢業於香港大學，獲社會科學榮譽學士學位，並獲得英國倫敦大學財務管理碩士學位。陳女士為香港會計師公會、英國特許公認會計師公會和中國註冊會計師協會會員。陳女士具有豐富銀行及財務的專業工作經驗。

董事及高級管理人員簡介



梁伯韜先生

梁先生，50歲，自一九九六年三月起一直出任本公司獨立非執行董事。彼為花旗環球金融亞洲區主席，亦為神州數碼控股有限公司之董事。彼在香港和中國市場之企業財務方面（包括企業融資、收購合併、企業重整及重組、投資及其它一般企業融資顧問活動）擁有超逾二十四年經驗。梁先生於一九八零年在加拿大多倫多大學取得工商管理碩士學位。

高級管理人員



周杰先生

周先生，37歲，於二零零二年一月獲委任為本公司副行政總裁。彼為上海實業（集團）有限公司（「上實集團」）策劃總監，兼任杭州胡慶餘堂藥業有限公司副董事長；上海實業聯合集團股份有限公司、正大青春寶藥業有限公司、廈門中藥廠有限公司及上海三維生物技術有限公司董事；光明乳業股份有限公司監事長。彼畢業於上海交通大學，獲管理工程碩士學位。周先生於一九九六年五月加入上實集團，曾任上海上實資產經營有限公司董事長兼總經理。彼曾任上海萬國證券公司（現申銀萬國證券股份有限公司）投資銀行總部副總經理，在投資銀行業務及資本市場運作方面積逾十多年從業經驗。



王曉冬女士

王女士，43歲，於二零零二年八月獲委任為本公司副行政總裁。彼現為中環保水務投資有限公司董事兼總經理。彼畢業於北京大學，獲法學士學位。彼先後就職於中國證券市場研究設計中心、新加坡發展銀行資產管理公司及中銀國際控股有限公司，歷任中國債券、資金及股票市場交易員，資產管理公司基金經理、中銀國際亞洲有限公司董事總經理等職。王女士在證券、投資、企業融資業務等方面積逾十多年專業工作經驗。

董事及高級管理人員簡介



姚方先生

姚先生，35歲，於二零零三年五月獲委任為本公司執行董事。彼為上實管理（上海）有限公司董事兼總經理，上海滙眾汽車製造有限公司、上海萬眾汽車零部件有限公司董事長、光明乳業股份有限公司副董事長，以及上海實業聯合集團股份有限公司、上海滬寧高速公路（上海段）發展有限公司、金華市金甬高速公路建設投資有限公司和上海市信息投資股份有限公司董事。彼同時兼任上海實業發展股份有限公司董事，中芯國際集成電路製造有限公司替任董事等職。彼畢業於香港中文大學，獲工商管理碩士學位。姚先生於一九九六年四月加入上海實業（集團）有限公司。曾任職於交通銀行上海分行和上海萬國證券公司（現申銀萬國證券股份有限公司）。彼在資金和資本市場運作方面積逾十年從業經驗。



唐鈞先生

唐先生，38歲，於二零零四年六月獲委任為本公司執行董事。彼畢業於中央黨校經濟管理專業，並獲授審計師職稱，為中國註冊會計師協會會員。唐先生曾任上海市審計局外資運用審計處副處長，在審計和財金實務方面擁有十多年工作經驗。

獨立非執行董事



羅嘉瑞醫生

羅醫生，58歲，自一九九六年三月起一直出任本公司獨立非執行董事。彼畢業於加拿大麥紀爾大學為理學士並獲美國康奈爾大學頒授醫學博士學位。彼並獲取心臟專科證書。彼在香港及海外地區從事物業與酒店發展及投資業務逾二十五年。現任鷹君集團有限公司副主席兼董事總經理並為香港上海滙豐銀行有限公司、鳳凰衛視控股有限公司及中國移動（香港）有限公司非執行董事。彼亦為香港地產建設商會副主席、香港經濟研究中心董事及機場管理局成員。彼亦為香港交易及結算所有限公司董事（亦曾出任主板及創業板上市委員會主席）。



吳家瑋教授

吳教授，67歲，自一九九六年三月起一直出任本公司獨立非執行董事。彼為瑞安集團有限公司高級顧問和香港科技大學榮休校長。彼同時為香港特別行政區策略發展委員會委員和創新科技顧問委員會委員， 以及中國人民政治協商會議全國委員會委員。

董事及高級管理人員簡介



陸大鏞先生

陸先生，57歲，自一九九六年三月起一直擔任本公司執行董事。彼為本公司常務副行政總裁、上海實業（集團）有限公司執行董事，並兼任南洋兄弟煙草股份有限公司董事長，上海實業交通電器有限公司副董事長及永發印務有限公司董事。彼畢業於上海市黨校工業企業管理專業。曾任上海煙草（集團）公司副總經理及上海捲煙廠廠長。彼在煙草業積逾三十多年經驗。



丁忠德先生

丁先生，55歲，於二零零四年一月獲委任為本公司執行董事。彼於一九九七年五月加入上海實業（集團）有限公司（「上實集團」），現為上實集團執行董事，兼任上海實業聯合集團股份有限公司董事長和上海上實（集團）有限公司副董事長。彼亦為上海實業聯合集團藥業有限公司以及上海華瑞投資有限公司董事長。彼畢業於復旦大學，獲管理碩士學位，並獲授高級經濟師職稱。彼曾任上海市委研究室副主任，在經濟研究及企業管理擁有多年經驗。



陸申先生

陸先生，48歲，於二零零四年一月獲委任為本公司執行董事。彼於一九九七年四月加入上海實業（集團）有限公司（「上實集團」），現為上海實業聯合集團股份有限公司董事兼總經理。彼亦為上實集團助理總裁，常州藥業股份有限公司、遼寧好護士藥業（集團）有限責任公司、上海醫療器械股份有限公司、廣東天普生化醫藥股份有限公司之董事長。彼畢業於上海科技大學，獲無線電工程學士學位，其後獲上海交通大學工商管理碩士學位，並獲高級經濟師職稱。陸先生曾任共青團上海市委秘書長、上海城市酒店董事長。彼在企業管理擁有多年經驗。



錢世政先生

錢先生，52歲，於二零零二年一月獲委任為本公司執行董事。彼畢業於復旦大學，獲經濟學碩士和管理學博士學位。彼曾任復旦大學會計學系副系主任、副教授。一九九八年一月加入上海實業（集團）有限公司（「上實集團」），曾任上實集團首席會計師、審計部總經理及計劃財務部副總經理，現為上實集團財務總監。彼在財務與會計理論及實務方面積逾二十多年經驗。

董事及高級管理人員簡介

董事

執行董事



蔡來興先生

蔡先生，62歲，自一九九六年三月起一直擔任本公司董事長。彼同時為上海實業（集團）有限公司董事長，並兼任中芯國際集成電路製造有限公司董事。彼畢業於同濟大學，曾任上海市政府副秘書長，分管計劃、財政、金融及研究等綜合經濟工作和上海市計劃委員會副主任兼浦東開發辦公室副主任、市政府研究室主任等職，在經濟、金融及企業管理方面積逾數十年經驗。蔡先生於一九八八年被授予國家級有突出貢獻經濟專家，現為中國人民政治協商會議全國委員會委員。



瞿定先生

瞿先生，55歲，於二零零四年八月獲委任為本公司副董事長。彼於一九九六年一月加入上海實業（集團）有限公司（「上實集團」），現為上實集團執行董事兼常務副總裁。瞿先生畢業於東北師範大學經濟管理專業，並獲授經濟師職稱。彼曾任上海市人事局國際交流合作處處長、上海市任職資格考試中心主任及上海市幹部培訓中心主任，在人力資源和經濟管理方面積逾三十多年工作經驗。



呂明方先生

呂先生，48歲，於二零零二年一月獲委任為本公司執行董事兼行政總裁。彼同時為上海實業（集團）有限公司（「上實集團」）副總裁，兼任上海實業醫藥集團有限公司、上海三維生物技術有限公司及上海滬寧高速公路（上海段）發展有限公司董事長，以及中環保水務投資有限公司、上海浦東國際集裝箱碼頭有限公司和聯華超市股份有限公司副董事長等職。彼亦為上海實業聯合集團股份有限公司（「上實聯合」）和上海市信息投資股份有限公司董事。彼畢業於復旦大學，先後獲復旦大學經濟學碩士學位和香港中文大學專業會計學碩士學位，並獲授高級經濟師職稱。呂先生曾在上海市藥材公司、上海市醫藥管理局、文滙報社、上海萬國證券公司（現申銀萬國證券股份有限公司）等任職。一九九五年七月加入上實集團，曾任上實集團資產經營部副總經理、上海上實資產經營有限公司董事常務副總經理、上實聯合董事總經理、上實集團助理總裁兼計劃財務部總經理等職。彼有二十多年管理經驗，其中包括十多年投資銀行業務和上市公司工作經驗。

投資者關係

為促進集團與投資者的良好關係，以及提高企業運作的透明度，本集團透過不同渠道適時傳達集團的業務發展信息。除於年報和中期報告表述外，更不時透過新聞發佈會及公告發佈最新的業務發展動態，這些資料皆載於本公司網頁www.sihl.com.hk。網頁除報導集團業務的資訊，更提供鏈接至集團旗下主要企業的網頁。

在每年舉行的股東大會上，股東可就本集團的經營情況和財務資料與管理層直接溝通和提出寶貴意見；集團在全年及中期業績公佈後，亦舉行由管理層主持的新聞發佈會、分析員會議以及海外機構投資者電話會議，直接解答投資者有關本集團業務運作和財務狀況的提問。年內共參加過七個由國內、外不同機構舉辦的大型會議及研討會，與超過百多位海內外機構投資者見面，協助各界投資者對本集團投資策略、經營狀況和行業前景的瞭解。另外，本集團亦設有投資者關係電子郵箱(enquiry@sihl.com.hk)，方便投資者提出意見及查詢。

本集團發放以上信息均嚴謹按照對外信息披露內部指引，確保有關信息在公平、及時和準確的原則下向市場披露，信息的準確性和完整性由董事會最終負責。

為使股份交易達至全球化，本公司協助提供全球二十四小時接力運作的股份交易平台，包括香港、紐約及倫敦的交易市場。投資者可透過本公司設立的第一級美國預託證券憑證計劃(ADR Level 1)在美國進行櫃檯市場交易，每一份美國預託證券代表10股本公司普通股股份，美國紐約銀行為本公司預託證券的存託銀行。此外，本公司股份亦透過倫敦證券自動報價系統在倫敦掛牌買賣。本港投資者可經傳媒獲得本公司股份於每個交易日的美國預托證券和倫敦港股報價資料。

本公司目前為恒生香港中資企業指數、摩根士丹利自由中國指數、標準普爾亞太地區100指數及新華富時中國25指數等十一個指數成份股。

人力資源

僱員培訓

僱員是企業最重要資產之一，本公司一向非常關注僱員能力的培養和素質的提升，並深信面對知識增長及競爭日益劇烈的環境，一支能幹、盡責和有高度誠信的優秀員工隊伍，是提升業務表現的關鍵因素。年內本公司為各階層員工舉行了多項內部培訓課程和企業交流活動，包括專題講座、法規闡釋、財務管理和投資企業經營活動分析交流會等，從而拓闊員工在職知識領域。同時，公司設有進修資助計劃，資助各職級員工修讀與工作相關的課程，藉以鼓勵僱員於工餘進修，不斷自我增值，開拓視野，為公司作出更大的貢獻。

僱員關係

公司重視與每位員工的溝通，並鼓勵員工向管理層反映其對公司營運、未來發展方針及其他涉及員工權益等方面的意見，並會舉行員工大會，向員工闡述公司投資新動向、業務前景乃至經營哲學理念等，有助員工更深入掌握公司各方面的資訊，以配合公司未來發展方向在工作崗位上全情投入。有鑒於集團員工大多分佈滬港兩地，為增進員工之間的相互交流，公司每年均會適當安排兩地員工互訪，以至屬下企業管理層交流會，使透過各種活動，促進員工知識更新、經驗交流，以冀建立團隊精神，增進對企業的認同和歸屬。

人力資源

企業的成功有賴於全體僱員群策群力、自強不息及勇於開創的奮鬥精神。人力資源為企業不可或缺的一個重要元素，本公司根據業務發展所需廣攬賢才，並按每名員工的工作潛能和志向，安排適當職務和調派，配合公司未來發展方向加以輔導和培育，使其與公司共同成長和分享大家共同協力創造的成果。

薪酬及福利

本集團訂立了一套行之有效的薪酬政策來制訂僱員薪酬和福利，並透過績效評核機制，於每年因應公司的業務表現、僱員工作表現和市場薪酬趨勢作出檢討和評估，從而向僱員提供合理和具競爭力的薪酬和福利。本集團於本年度內完成收購主要從事醫藥業務的上海實業聯合集團股份有限公司及遼寧好護士藥業（集團）有限責任公司等企業的控制性股權，故年內僱員人數較去年顯著上升，合共為7,409名（二零零三年：3,700名），其中在中國內地有6,823名（二零零三年：3,109名）。本年度員工（包括董事）薪金、津貼及花紅等支出3億6,463萬港元（二零零三年：3億2,623萬港元）。同時，集團亦為僱員提供多項福利，包括退休保障計劃、現金津貼、醫療和個人意外保險等，以確保吸引和保留最好的人才。

本公司為合資格僱員設有定額供款退休金計劃。此外，為符合強制性公積金計劃條例，全體僱員須參加強制性公積金計劃。兩個計劃的資產分別由獨立受託人根據有關法例條款經營管理。本年度，本集團退休福利計劃供款共約2,421萬港元（二零零三年：2,040萬港元）。

購股期權可以讓公司以更靈活的方式給予董事及僱員獎勵。本公司於二零零二年五月三十一日採納了一份新的購股期權計劃，並先後授出了2,725萬份購股期權。截至二零零四年十二月三十一日止，1,047萬份購股期權已行使，50萬份購股期權已失效。此外，於二零零四年五月二十八日召開的股東特別大會上，本公司通過採納Mergen Biotech Limited（「Mergen」）購股期權計劃。第一批Mergen購股期權63,400份已於二零零四年十二月三十一日授出。Mergen乃本公司持有85%權益之附屬公司，其主要資產為持有上海三維生物技術有限公司(「三維生物」)73.26%股權。三維生物主要從事開發及生產抗癌藥物。Mergen採納購股期權計劃的主要目的為向相關僱員提供機會購入公司權益，鼓勵他們以提高Mergen之價值為工作目標。財務報表附註33內載有本公司購股期權計劃及Mergen購股期權計劃的詳細資料。

企業管治

最佳應用守則

除本公司非執行董事並無特定任期，但須根據本公司章程在股東週年大會依章輪流退任及重選外，在截至二零零四年十二月三十一日止年度內，本公司一直遵守香港聯合交易所有限公司證券上市規則附錄十四《最佳應用守則》(該守則已被於二零零五年一月一日起生效的《企業管治常規守則》替代)。於二零零五年一月，本公司已與三位獨立非執行董事分別簽署聘用書，明確相關任期。

企業管治

審核委員會

審核委員會是董事會轄下一個常設委員會，在企業管治方面的工作中扮演一個非常重要的角色。審核委員會於一九九八年設立，由三位獨立非執行董事組成，包括羅嘉瑞先生、吳家瑋先生及梁伯韜先生。羅嘉瑞先生為委員會之主席，公司秘書擔任委員會秘書。審核委員會主要負責檢討本集團的會計政策和實務準則，以及討論財務滙報，內部監控和內部審計事宜，並對上述事宜乃至本集團面對的營運風險，向董事會作出滙報及提出建議供董事會決策。在二零零四年內，審核委員會先後共召開了三次會議，審閱本集團二零零三年全年業績、二零零四年中期業績和檢討內部監控事宜。

薪酬委員會

為進一步提高企業管治水平，公司於去年八月正式成立薪酬委員會，其主要職責為就董事及高級管理人員的整體薪酬政策及架構向董事會提出建議。委員會由三位獨立非執行董事，包括羅嘉瑞先生、吳家瑋先生、梁伯韜先生及兩位管理層代表，分別為瞿定先生及成琦勇先生組成。羅嘉瑞先生為委員會之主席，公司秘書擔任委員會秘書 。年內，召開了一次薪酬委員會會議，主要省覽本公司現行的薪酬福利政策和架構及董事和高級管理人員的薪酬制度。

投資評審委員會

投資評審委員會由公司滬港兩地不同職能部門的代表所組成，當中包括投資管理、財務、法律事務和相關行業專才。委員會的設置旨在透過公司各職能部門從不同角度、專業技能及觀點，根據公司的整體業務投資策略，對公司的投資項目等進行評審，綜合項目的行業背景、組織結構、業務發展計劃、投資回報以及財務風險和法律評估等關鍵環節作出分析和討論，最後達成獨立專業意見，向行政班子提交建議和滙報，並按公司投資決策流程指引，交由執行委員會進行審議。年內投資評審委員會曾就七個項目進行評審。

內部監控

本集團致力推行健全的風險管理和內部監控制度，目的是為有效預警在業務經營及財務管理上所面對的風險，以及監督營運決策和資源配置的合理性。年內，本集團外聘專業機構畢馬威對內部審計功能進行獨立績效評估，將有助進一步完善集團風險管理政策及內部監控制度。

內部審計部門主要負責監察本集團（含各主要下屬企業）的內部監控系統穩健妥善地運行，其審計涉及範圍包括財務監控、業務營運、規章遵行以及風險管理等，並對之不時作出獨立檢討、評估和跟進，以確保管理架構權責分明，各組織單位按照既定政策指引達成業務指標及/或財務營運績效。內部審計部獨立於其他職能部門，並直接向行政總裁/分管副行政總裁及審核委員會滙報和定期提交獨立報告。內部審計部門每次均會派出代表出席審核委員會會議，並接受審核委員會成員直接提問和諮詢。

企業管治

企業有效落實優良、規範和合理的企業管治架構是良好業務運作的基石。集團多年來致力奉行高效的企業管治制度，並採納國際規範管理標準，制訂了一套良好決策程序和健全的內部管理流程及監控制度，目的為提升公司競爭力，促進公司營運效益，為股東創造更大價值。

董事會

董事會的主要職責包括制訂公司的長遠發展策略和經營方針，並監督管理層成員貫徹落實董事會決議事項和切實履行職責。本公司董事會目前共有十二位成員，其中三位為獨立非執行董事。公司的董事長及行政總裁分別由蔡來興先生和呂明方先生擔任。董事長主要負責董事會的經營管理，領導董事會。行政總裁主要負責集團業務的日常營運管理。

本公司董事會成員來自不同的專業領域，包括中國內地有關政府部門、企業和金融機構等，在企業管理、經濟研究和資產經營等方面擁有豐富經驗。多位來自上海的董事曾在市政府經濟規劃部門及金融機構任領導職位，熟悉國內尤其上海和長江三角洲地區的投資環境，可更迅速和準確地掌握當地的最新經濟發展狀況、商業環境及投資機會。獨立非執行董事擁有財務管理、營商經驗及專業才能，竭誠表達和提出獨立和客觀的意見，對公司企業管治水平的提高起到積極的作用。全體董事的簡介載於本年報第 34 頁至第 37 頁及本公司網站內。

根據本公司之組織章程大綱與細則（「章程」），三分之一（或最接近三分之一）的董事人數須於每年的股東週年大會按其最近一次輪選後在任年資最長者輪值告退，而年內新委任董事須於應屆股東週年大會獲股東重選方可連任。於本年度股東週年大會須輪值告退惟願意膺選連任的董事為蔡來興先生、瞿定先生、呂明方先生、姚方先生、唐鈞先生及羅嘉瑞先生。

執行委員會

執行委員會是董事會轄下的一個委員會，為董事會的行政決策機構，代表董事會執行其職能範圍以內的一切職責。執行委員會於一九九六年設立，成員由董事會委任，所有執行董事均可獲委任為委員會成員。執行委員會目前的成員包括蔡來興先生、瞿定先生、呂明方先生、陸申先生、錢世政先生和姚方先生。蔡來興先生為執行委員會的主席。於二零零四年內共召開了十次會議（含通訊決議形式）。委員會主要職責為統理公司日常業務重大決策，包括業務投資、資產經營、財務管理、人力資源和信息披露等，並制訂業務策略和總體管理督導工作，以及落實董事會所通過的政策，審議業務的主要經營活動和投資，而具體執行則由高級管理人員專責，向執行委員會及行政班子滙報。高級管理人員簡介載於本年報第37頁至第38頁及本公司網站內。

財務回顧

2. 債項

截至二零零四年十二月三十一日，本集團的總貸款約為21億港元，比去年度增加4億8,009萬港元，主要因完成收購附屬公司上實聯合及遼寧好護士，分別合併其等值3億6,640萬港元及1,892萬港元的人民幣貸款。

本集團貸款中主要為一項5年期的16億港元銀團貸款，該項銀團貸款於二零零二年四月簽定，將於二零零七年四月屆滿。銀團貸款總額中包括8億港元長期貸款及8億港元循環貸款兩部份，在財務報表中分別被列入長期貸款及短期貸款。

3. 流動資金

二零零四年度末，本集團持有流動資金約58億959萬港元，其中美元、港元及人民幣的比例分別為65%、11%及24%，流動資金的總額較二零零三年度末增加4億5,478萬港元。

五、財務風險管理政策

1. 現金流量及流動資金狀況

本集團一直採用審慎的理財政策，嚴密監控現金管理和資源運用。目前本集團的資產負債結構屬於淨現金，擁有充裕的流動資金和穩健的利息覆蓋比率，故此在有需要時可以在市場上籌集資金。

2. 外滙風險

本集團的業務主要集中在中國和香港，面對的外滙風險主要是美元及人民幣兑港元的滙率波動。本集團一直關注這些貨幣的滙率波動及市場趨勢，本年度內並沒有簽訂任何旨在減低外滙風險的衍生工具合約。

3. 利率風險

本集團主要的融資借款是16億港元銀團貸款。為了審慎處理利率風險的管理工作，本年度針對銀團貸款的長期貸款部份簽定了結構性的利率對沖合同。

六、外聘核數師的獨立性

為確保本集團外聘核數師的獨立性，本集團設立了《外聘核數師提供非核數服務的政策》，不會聘用外聘核數師從事非審計工作，除非此等工作是Sarbanes-Oxley法案所界定的許可非審計工作，而且有關的工作不會對其審計工作的獨立性構成負面影響。

財務回顧

(8) 分佔聯營公司溢利

分佔聯營公司溢利由去年約1億6,154萬港元大幅上升至本年度的2億8,473萬港元，增加約1億2,319萬港元。分佔聯營公司溢利增加主要是中芯國際的經營業績有明顯改善，去年分佔虧損8,558萬港元，而本年度則分佔溢利7,564萬港元。去年度提供利潤貢獻的大通國際運輸有限公司則因於本年度出售而抵銷部份分佔聯營公司溢利的增幅。

(9) 聯營公司和合營企業權益及附屬公司商譽之減值損失

本集團於本年度對從事於信息技術業務的聯營公司及合營企業的權益提取減值準備，並對於從事醫藥的附屬公司及從事醫藥及信息技術業務的合營企業提取商譽減值準備。

5. 股息

本集團董事會在即將召開的股東周年大會上，建議派發末期股息每股35港仙(二零零三年：每股32港仙)，連同年內已派發的中期股息每股20港仙(二零零三年：每股18港仙)，全年派發每股股息55港仙(二零零三年：每股50港仙)，股息金額較去年上升10%。年度股息派付比率約為37.9%(二零零三年約為37.3%)。


%
40
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
股息派付比率

四、集團財務狀況

1. 資本

本集團於二零零四年十二月三十一日已發行股份共958,638,000股，每股面值0.1港元。已發行股份數目比二零零三年度末增加12,890,000股，主要是員工行使認股期權，按二零零四年十二月三十一日每股市價16.60港元計算，本集團市值為159億1,339萬港元。


十億港元
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
股東權益

財務回顧

4. 除稅前經常業務溢利

(1) 毛利率

二零零四年之毛利率約為56.1%，而二零零三年同期扣除撤銷固定回報公路項目計入銷售額的人民幣3億元稅後補償款後的毛利率則約為53.0%。毛利率的上升主要是消費品銷售增加，發揮了生產規模效益。

(2) 投資收入

本年度投資收入由去年約3億911萬港元下跌至2億3,357萬港元，減少約7,554萬港元。本年度投資收入為間接持有的中國網通集團(香港)有限公司於香港及美國上市產生未實現溢利6,691萬港元及庫務收入，而去年的投資收入為投資項目攜程旅行網於美國納斯達克上市而產生的實現及未實現投資收入共計1億7,959萬港元及庫務收入。

(3) 行政費用

二零零四年行政費用較去年增加9,742萬港元，主要因為醫藥業務增加合併子公司及對一間合營企業的應收款及銀行擔保提取準備共2,423萬港元。

(4) 其他營運費用

二零零四年其他營運費用較去年增加1億956萬港元，主要是基於一貫穩健原則，針對部份消費品業務及長期投資項目提取風險撥備和投資減值。

(5) 財務費用

本年度之財務費用較去年減少約1,168萬港元，主要由於本集團貸款以港元為主，並受惠於年度內港元貸款利率下調所致。

(6) 出售附屬公司、聯營公司及合營企業權益之淨溢利

由於中芯國際在二零零四年上半年度以溢價完成發行D類優先股及公開招股上市，以及於本年度內完成引進新投資者入股下屬企業上海三維生物技術有限公司(「三維生物」)及微創醫療器械(上海)有限公司，為本集團帶來的淨溢利較去年同期主要為中芯國際以溢價發行和配售C類及D類優先股、出售附屬公司上海東方商廈有限公司51%權益及間接出售三維生物13.5%股權之溢利有大幅增長。

(7) 分佔合營企業溢利

本年度分佔合營企業溢利由去年約1億7,264萬港元下降至9,445萬港元，分佔合營企業溢利的減少，主要因國內汽車市場受宏觀調控及價格競爭的影響，滙眾汽車之溢利明顯下跌。

財務回顧

3. 營業額

截至二零零四年十二月三十一日止年度，本集團的營業額按主要業務劃分之分析如下：

	2004 千港元	2003 千港元	增加(減少) %
基建設施	**189,208**	283,019*	(33.1)
醫藥	**1,283,622**	1,127,892	13.8
消費品及信息技術	**1,956,109**	1,415,067	38.2
	3,428,939	2,825,978	21.3

** 固定回報公路項目的稅後補償人民幣3億元*



2003
10.0%
50.1%
39.9%
2004
5.5%
57.1%
37.4%
基建設施
醫藥
消費品及信息技術

本集團二零零四年度營業額較二零零三年度上升21.3%，其中以消費品及信息技術業務的比例較高，較去年度增加約38.2%，主要受惠於煙草及印刷的業務增長。

醫藥業務營業額較二零零三年增加約13.8%，營業額上升除來自於二零零四年三月完成收購遼寧好護士帶來額外的營業額外，原有醫藥企業之業務亦有可觀的增長，例如保健食品「青春寶」「美容膠囊」和「永真片」於本年度仍保持快速增長，銷售額較上年度分別增長27.8%及133.6%；「登峰」注射液系列產品中，「參麥注射液」及「丹参注射液」的銷售亦分別錄得11.8%及12.8%的增長。中藥藥品的龍頭產品「青春寶」「抗衰老片」的銷售收入則於本年度下調5.5%，主要因「青春寶」「抗衰老片」由非處方櫃枱銷售藥品轉換為需處方的「准」字號藥品，產品銷售渠道按國家政策規定須作出調整，但該產品的營業額仍超過人民幣3.85億元。

基建設施業務經過重組後，本年度的營業額主要反映新收購的滬寧高速公路(上海段)帶來的過路費收入，去年同期營業額為調整退出固定回報公路項目計入銷售額的稅後補償人民幣3億元。

財務回顧

2. 各業務溢利貢獻(續)


百萬港元
1,200
1,000
800
600
400
200
0
基建設施
醫藥
消費品及信息技術
2003
2004

自二零零三年固定回報公路項目調整退出後，本集團致力重建基建設施的業務，本年度已初見成效，其中上海滬寧高速公路（上海段）發展有限公司（「滬寧高速公路（上海段）」）及上海浦東國際集裝箱碼頭有限公司為本集團提供了良好盈利貢獻，從事於水務投資的中環保水務投資有限公司仍然在投資初期階段，對本集團的溢利貢獻非常輕微。

醫藥業務仍然在重組及調整的階段，於二零零四年度未反映剛完成收購的上海實業聯合集團股份有限公司(「上實聯合」)帶來的盈利貢獻，但本年度完成收購遼寧好護士醫藥（集團）有限責任公司(「遼寧好護士」) 55%股權和其他醫藥企業的經營性增長，使得醫藥業務整體溢利增長達17.5%。

由於國內實施宏觀調控，致使列入消費品及信息技術業務的上海滙眾汽車製造有限公司（「滙眾汽車」）及上海實業交通電器有限公司的業績倒退，但消費品業務受惠於煙草及印刷的業務增長，以及中芯國際集成電路製造有限公司（「中芯國際」）首年度出現經營性盈利，並在本年度完成以溢價發行D類股份及公開招股，為本集團消費品及信息技術業務帶來可觀的經營性和特殊收益。

各業務於二零零四年度的經營情況及進展已詳載於《業務回顧、討論及分析》。

財務回顧

二、編製基準

本集團之二零零四年財務報表乃根據香港會計師公會頒佈而普遍被採用之香港會計實務準則編製。本集團二零零四年度財務業績的編製基準與二零零三年度的主要變動為採納了於二零零四年一月一日起生效的會計實務準則第36號「農業」的規定。

採納香港會計實務準則第36號「農業」是會計政策上的一項變動，規定於最初確認及各結算日以公允價值減預計銷售時之成本計算生物資產及農產品之價值。公允價值於最初確認以及其後之變動所產生之收益及虧損會被列入收益表。

此項變動需以追溯方式執行，下屬聯營公司光明乳業有限公司的乳牛(生物資產)及牛奶(農產品)須由成本與可變現淨值取較低者計算改以公允價值減預計銷售時之費用計算，但對本集團二零零四年及二零零三年度財務業績均沒有重大影響而須作出過往會計期間之調整。

三、財務業績的分析

1. 年度溢利

本集團二零零四年度溢利為13億8,306萬港元，較二零零三年度12億5,917萬港元增加約9.8%，創本集團自成立及上市以來最高水平。

溢利增長主要由消費品及信息技術業務的經營性增長帶動。


百萬港元
1,400
1,200
1,000
800
600
400
200
0
2000
2001
2002
2003
2004
年度溢利

2. 各業務溢利貢獻

各業務在二零零四年及二零零三年對集團的溢利貢獻比較如下：

	2004 **千港元**	2003 千港元	增加(減少) %
基建設施	**156,131**	301,630	(48.2)
醫藥	**154,922**	131,847	17.5
消費品及信息技術	**1,185,931**	884,655	34.1

財務回顧

一、財務摘要

	2004	2003	增加
營業額(千港元)	**3,428,939**	2,825,978	21.3%
年度溢利(千港元)	**1,383,060**	1,259,166	9.8%
股東權益(千港元)	**15,617,461**	14,490,840	7.8%
資產總額(千港元)	**20,609,881**	17,075,454	20.7%
每股盈利	**1.45港元**	1.34港元	8.2%
每股股息	**55港仙**	50港仙	10.0%
中期 — 已付	**20港仙**	18港仙	11.1%
末期 — 擬付	**35港仙**	32港仙	9.4%
已發行股數	**958,638,000**	945,748,000	1.4%
平均資本回報率	**9.2%**	9.0%	2.2%
借貸比率(註)	**10.9%**	9.8%	
利息覆蓋倍數	**100倍**	58倍	

註:附息借貸/(股東權益+少數股東權益+附息借貸)



港仙
60
50
40
30
20
10
0
2000
2001
2002
2003
2004
每股中期股息
每股末期股息



港元
18
16
14
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
每股股東權益



港元
1.50
1.25
1.00
0.75
0.50
0.25
0
2000
2001
2002
2003
2004
每股盈利

五年財務摘要

	截至十二月三十一日止年度				
	二零零零年	二零零一年	二零零二年	二零零三年	**二零零四年**
	千港元	千港元	千港元	千港元	**千港元**
業績					
營業額	2,960,521	3,199,418	3,380,037	2,825,978	**3,428,939**
經營溢利	1,164,655	1,099,274	1,172,109	1,132,761	**903,270**
財務費用	(135,560)	(93,771)	(63,745)	(31,001)	**(19,317)**
出售附屬公司、聯營公司及合營企業權益之淨溢利	17,348	154,360	222,864	278,059	**698,523**
分佔合營企業溢利	225,649	266,846	141,849	172,635	**94,451**
分佔聯營公司溢利	42,475	72,370	7,032	161,537	**284,729**
應收合營企業款項之準備	—	(9,110)	(12,987)	(67,337)	**(33,376)**
聯營公司和合營企業權益及附屬公司商譽之減值損失	—	—	(15,300)	—	**(191,232)**
除税前經常業務溢利	1,314,567	1,489,969	1,451,822	1,646,654	**1,737,048**
税項	(80,300)	(108,854)	(182,376)	(241,904)	**(231,979)**
未計少數股東權益前溢利	1,234,267	1,381,115	1,296,446	1,404,750	**1,505,069**
少數股東權益	(99,598)	(178,581)	(143,103)	(145,584)	**(122,009)**
本年度溢利	1,134,669	1,202,534	1,126,343	1,259,166	**1,383,060**
每股盈利 — 基本	1.27港元	1.34港元	1.22港元	1.34港元	**1.45港元**

	於十二月三十一日				
	二零零零年	二零零一年	二零零二年	二零零三年	**二零零四年**
	千港元	千港元	千港元	千港元	**千港元**
資產及負債					
資產總額	14,494,442	14,836,204	16,462,662	17,075,454	**20,609,881**
負債總額	(2,454,138)	(1,915,487)	(2,346,307)	(2,203,680)	**(3,515,634)**
少數股東權益	(401,062)	(482,309)	(618,549)	(380,934)	**(1,476,786)**
股東資金	11,639,242	12,438,408	13,497,806	14,490,840	**15,617,461**
每股股東權益	12.96港元	13.85港元	14.42港元	15.32港元	**16.29港元**

業務回顧、討論及分析

信息技術



上海市信息投資股份有限公司全力推進的上海市企業基礎信息共享和應用系統項目取得良好進展。年內「有線通」服務用戶累計已達17.9萬戶，數碼電視增至28,008戶；信息管道增建221.3溝公里，新接入大樓225幢，用戶涵蓋上海主要網絡營運商。上海市個人信用聯合徵信系統受理的個人信用報告查詢累計突破278萬次；於十二月，在原「億通網」的基礎上進行開發和改造，建立了上海電子口岸門戶網站，為口岸監管部門和廣大用戶提供了「一站式」的信息服務。「付費通」平台建設亦取得了階段性的成果，截至二零零四年底，平台使用人次已突破212萬，交易額逾人民幣2億2,300萬元。

非核心業務的退出

為進一步優化集團業務組合，集團於近年間，按照既定產業發展戰略，積極穩妥地安排退出一些非核心產業。繼於二零零三年退出零售百貨業後，於二零零四年集團全面退出物流業務，分別落實退出大通國際運輸有限公司、上海實業外聯發國際物流有限公司、上海實業中外運國際物流有限公司，套現近2億7,561萬港元。集團未來將採取逐步推進策略，有序退出非核心業務，優化集團資源配置，集中發展具優勢的核心產業。

業務 回顧、討論及分析

滙眾汽車同步發展汽車及零部件業務，年內積極開拓商用車市場，全新「伊思塔納」(ISTANA)輕型房車於去年三月重點推出市場，獲得良好反應，正逐步擴大營銷網絡。15噸級的重型車包括自卸車、牽引車、攪拌車和貨車等，年生產能力達2,000輛。交通電器年內主要開拓上海通用、上海大眾等零部件配套，並把握時機，加大發展國際市場力度。與世界第二大天窗企業美國阿文美馳公司(ArvinMeritor, Inc.)的天窗項目已於年中正式營運。

印刷品



二零零四年是印刷業務穩步發展的一年，銷售總量有理想升幅，實現全年營業額4億6,557萬港元，淨利潤約為1億1,382萬港元，較去年分別增長23.2%和19.2%。集團的印刷業務主要以煙盒包裝的印刷為主，其中售予南洋煙草的產品銷售額約佔總體的51%。年內位於廣東東莞新廠正式投產，廠房佔地32,000平方米，總投資達2億港元。

除煙盒製品外，集團亦有生產醫藥製品、化妝品、日用品及酒類包裝印刷製品，而煙盒製品包裝的銷售佔印刷業務整體營業額約70%。集團印刷業務在國內市場日益拓大，已擴展至浙江、河南、四川、河北、上海、山東、廣西、陝西等省份，先後已建立多家合資工廠。

半導體

全球半導體行業增長放緩，然而，中國半導體市場仍相對保持較強的增長，國內需求呈成長勢態。中芯國際於二零零四年三月成功在香港和美國同步上市，全球集資總額超逾138億港元，其中新股部分約共78億港元，為本集團帶來可觀的特殊收益。



集團目前為中芯國際之單一最大股東。中芯國際二零零四年度錄得淨利潤8,975萬美元，銷售額為9億7,467萬美元，同比上升166.4%。此外，中芯國際亦擁有中國晶圓製造廠商當中最先進的處理技術，使用0.35微米及0.10微米處理技術提供半導體服務，並為中國首家於0.13微米生產線引入銅技術的晶圓製造商。中芯國際業務拓展迅速，已晉身為全球第三大晶圓製造商。目前在上海、天津、北京三地共有七間廠房，產能不斷提升。

業務 回顧、討論及分析

於二零零四年四月，香港屯門倉庫第二期加建工程正式啟動，預計總費用約1億3,000萬港元，添置生產設備總值約3,358萬港元，預期於二零零五年底竣工並全面啟用。二零零五年，南洋兄弟煙草股份有限公司(「南洋煙草」)正踏入一百週年，標誌著企業創立百年，不斷成長進步的殷實成果。

乳製品



二零零四年，內地乳製品企業整體素質不斷提高，市場競爭日趨激烈。光明乳業股份有限公司(「光明乳業」)貫徹以消費者為導向，不斷推陳出新，堅持以乳品為主業的縱向發展，擴張全國銷售網絡。二零零四年繼續取得雙位數增長，實現主營業務收入人民幣67億8,568萬元，同比增長13.45%，淨利潤人民幣3億1,797萬元，升幅12.6%。上海以外的乳製品銷售收入已佔整體乳製品銷售收入的71.5%，保持了作為全國性企業的健康發展勢態。年內，光明乳業更入選「上海市質量金獎」，成為「上海市外商投資先進技術企業」，享有稅務優惠。

二零零四年十一月，光明乳業投資建立成都生產基地，進入西南地區保鮮乳製品市場。年內，光明乳業亦在瀋陽成立了銷售公司，伸延「光明」產品在東北市場的影響力，進一步完善光明乳業在全國的銷售網絡。

汽車及零部件

二零零四年國家實施宏觀調控政策，銀行緊縮汽車消費信貸，在一定程度上抑制了汽車消費需求，汽車庫存量相對增加，價格競爭依然激烈。本集團旗下兩家從事汽車及零部件業務的企業上海滙眾汽車製造有限公司(「滙眾汽車」)及上海實業交通電器有限公司(「交通電器」)，面對市場變化的衝擊，經營業績倒退，二零零四年全年銷售合共人民幣63億7,800萬元，為集團提供人民幣1億670萬元淨利潤貢獻，同比下跌28.8%。



業務回顧、討論及分析

消費品及信息技術

公司名稱	所在地	集團所佔權益	主營業務
南洋兄弟煙草股份有限公司	香港	100.00%	香煙製造和銷售
光明乳業股份有限公司	上海	30.80%	乳製品製造和銷售
上海家化聯合股份有限公司	上海	28.15%	個人護理用品製造和銷售
上海滙眾汽車製造有限公司	上海	50.00%	汽車、汽車零部件及配件製造和銷售
上海實業交通電器有限公司	上海	30.00%	汽車零部件及配件製造和銷售
永發印務有限公司	香港	93.30%	包裝材料及印刷產品製造和銷售
中芯國際集成電路製造有限公司	上海	9.95%	半導體產品製造和銷售
上海市信息投資股份有限公司	上海	20.00%	發展信息基建、有線網絡及提供網絡有關服務

集團旗下從事與消費市場相關的產業分佈在多個行業界別，屬於成品類別的主要有煙草、乳製品、個人護理用品，屬於配套產品類別的有印刷品、汽車零部件及為高科技電子產品配套的半導體。產品市場之外，集團亦參股信息技術項目為市民大眾提供信息網絡服務。

內地居民的消費結構已在升級，並將進入城市化加速提高階段，新增城市人口又不斷創造新的消費需求，這將有利於集團消費品及信息技術產業的發展。去年受惠於中國內地消費市場的快速增長，以及本港經濟復蘇帶動消費上升，本集團消費品及信息技術業務整體保持了良好發展勢頭，全年錄得淨利潤約11億8,593萬港元，較上年度增長34.1%，佔集團扣除中芯國際上市為集團帶來的特殊收益後及總部行政支出前淨利潤的64%，是集團一個穩健的盈利基礎。

煙草

本集團煙草業務二零零四年銷售持續保持高增長勢態，營業收入約為17億2,658萬港元，相比上年度增幅達44.1%；淨利潤約為2億8,660萬港元，同比上升49%。除中國內地和本港外，集團的煙草業務客戶主要分佈在亞洲地區。本年度，自製煙的出口銷量增長良好。免稅市場方面，由於自由行政策的推行，銷量同比上升10%。本港市場銷量亦穩步上升，二零零四年，集團煙草業務於香港市場佔有率約為5%，較去年上升1.5個百分點。在國內市場方面，集團於本年度集中推廣低焦油6毫克「紅雙喜」，以及包裝設計針對婚慶消費者的「龍鳳紅雙喜」兩個產品，帶動集團煙草銷量的增長。



業務回顧、討論及分析



生物醫藥

除中藥外，生物醫藥是中國擁有相對競爭優勢的行業，也是集團在醫藥產業方面的發展重點。集團治療頭頸部腫瘤的「H101」新藥研發項目已完成III期臨床試驗，於二零零四年十一月通過藥品評審中心專題評審會，現時國家一類新藥證書的審批工作仍在進行中。與此同時，有關「H101」肺癌治療的正式臨床試驗已經開展，而年內亦與軍事醫學科學院附屬307醫院及中國醫學科學院腫瘤研究所合作開展「H101」對造血幹細胞淨化研究。去年，上海聯和投資有限公司出資1,080萬美元入股上海三維生物技術有限公司18.6%股權，為集團實現資本增值。

廣東天普擁有的國家一類新藥項目「凱力康」，主要用於高血壓、腦血管及週圍血管阻塞等疾病的治療，目前已完成III期臨床試驗，預計於二零零五年下半年推出市場。

常州藥業股份有限公司是國內知名藥品生產企業，與中國人民解放軍第二軍醫大學聯合開發的「注射用重組改構人腫瘤壞死因子」(TNF)為國家一類新藥，用於惡性腫瘤臨床治療的輔助用藥，目前已進入產業化階段。

醫療器械

在中國內地醫療器械市場，生產介入醫療心臟導管、支架的微創醫療器械(上海)有限公司(「微創醫療」)本年度銷售額同比增長約1.3倍。顱內支架和術中支架已於年內獲註冊許可證。第一代藥物洗脱支架產品(商品名：「Firebird」)亦獲發試產註冊證，成為國內首家獲得藥物支架產品註冊的廠家。隨著微創醫療取得第一代藥物支架試產註冊證及進一步拓展日本市場，預計銷售收入將步入快速增長階段。微創醫療於二零零四年五月正式引入日本大家為主要股東。



上海醫療器械在醫療器械產業具市場知名品牌優勢，涵蓋產品如醫用電子內窺鏡、麻醉機、呼吸機及手術床設備等，年內有十項產品更被上海醫療器械行業協會推薦為「上海醫療器械名優產品」。

業務回顧、討論及分析


金屏风

在保健食品方面，「青春寶美容膠囊」和「青春寶永真片」自推出市場以來，銷售持續快速增長，銷售收入分別達到人民幣9,068萬元和人民幣2,069萬元，同比分別上升27.8%和133.6%。於年內，集團亦加大了保健食品拓展力度，依托原有品種優勢，發揮品牌效應，成功推出了多個新產品 — 「青春寶人參蜂王漿膠囊」、「青春寶金屏風膠囊」、「胡慶餘堂鐵皮楓斗晶」和「胡慶餘堂慶餘強力片」，豐富了集團的保健食品系列，增加新的盈利增長點。

在研發項目方面，與香港大學合作的「參麥注射液活性成份及其作用機制」項目進展良好，目前，研究小組通過對「參麥注射液」的主要生物活性成份及其組織結構進行分離和確定，建立相關成份對於心臟疾病治療的對應關係，目前已檢驗了超過195種單體和複合成份，確定了五種單體和複合活性成份對心臟疾病的治療作用，並著手進行相關研究成果的專利申請工作。該項目是對「參麥注射液」進行深度開發的重大進展。

與浙江大學著名化學專家合作研究開發的「中藥質量計算分析技術及其在參麥注射液工業生產發展中應用」於二零零五年三月獲國家科技進步二等獎，顯示「登峰參麥注射液」的質量控制技術已達到國內領先水平。此外，於二零零五年初，本集團中藥一類新藥「野黃芩苷」及「野黃芩苷注射液」已完成了臨床前研究，國家食品藥品監督管理局已開始評審項目。

主要中藥及保健食品二零零四年銷售額

產品名稱	產品類別	銷售額 人民幣千元	同比變比
「青春寶抗衰老片」	提升免疫力	385,145	-5.5%
「青春寶美容膠囊」	保健食品	90,681	+27.8%
「登峰參麥注射液」	心血管類	314,779	+11.8%
「登峰丹参注射液」	心血管類	108,684	+12.8%
「登峰魚腥草注射液」	抗微生物感染	45,015	+4.9%
「鼎爐新癀片」	抗菌消炎鎮痛	79,544	+23.0%
「胡慶餘堂胃復春片」	胃腸道	78,679	-0.6%
「蒼松乳癖消片」	婦科	108,889	+31.3%

業務回顧、討論及分析



有關上實聯合56.63%權益的收購已於二零零四年十二月完成。公司的經營業績於二零零五年開始合併在本集團帳目內。上實聯合截至二零零四年十二月三十一日止年度經審核綜合營業額達人民幣22億3,865萬元，淨利潤達人民幣1億490萬元。上實聯合為一家於上海證券交易所A股市場上市的醫藥公司，目前已形成中西醫藥、生物製劑及醫療器械等產品系列。年內，上實聯合積極推進業務發展，繼於二零零四年三月增持上海醫療器械股份有限公司(「上海醫療器械」)股權至59%後，於八月再斥資人民幣1億2,752萬元收購廣東天普生化醫藥股份有限公司(「廣東天普」)51% 股權。廣東天普是目前國內生產人尿蛋白製品最多的廠家之一和最主要的肝素生產企業之一，其主要產品有烏司他丁、尿激酶和低分子量肝素鈣等。烏司他丁已進入《國家基本醫療保險和工傷藥品目錄》，可用於治療嚴重急性呼吸綜合症，並已獲相關專利。該產品於二零零四年銷售達人民幣1億400萬元，是集團前五大產品系列。

此外，本集團於二零零四年完成收購遼寧好護士藥業(集團)有限責任公司(「遼寧好護士」)55%股權及先後落實對廈門中藥廠有限公司及杭州胡慶餘堂國藥號有限公司進行股本增持。國內醫藥行業目前正處於併購、重組的高峰期。年內，本集團(含上實聯合)醫藥項目收購涉及資金合共近人民幣10億元。本集團會積極推進一些具規模、品牌和競爭優勢的項目，加快集團醫藥產業的發展步伐。


參麥
丹參

中藥及保健食品

集團中藥產品整體銷售理想，處方藥用於治療心血管病症的「登峰參麥注射液」及「登峰丹參注射液」和屬抗菌消炎鎮痛類的「鼎爐新癀片」的銷售，較上年分別上升11.8%、12.8%和23%。新收購的遼寧好護士其用於治療乳腺囊性增生病的主要產品「蒼松乳癖消片」本年度銷售達人民幣1億900萬元，同比上升31.3%，是集團的前五大產品系列。

集團重點產品「青春寶抗衰老片」已由保健品的「健」字號藥品的批准文號轉換為非處方藥品的國藥「准」字號藥品。於本年度，產品銷售渠道按國家政策規定須作出調整，致使銷售同比下調5.5%，目前仍處於調整期，產品銷售可望於其後逐步回升。

業務回顧、討論及分析

醫藥

公司名稱	所在地	集團所佔權益	主營業務
正大青春寶藥業有限公司	杭州	55.00%	中醫藥產品和保健食品製造和銷售
廈門中藥廠有限公司	廈門	61.00%	中醫藥產品製造和銷售
遼寧好護士藥業(集團)有限責任公司	遼寧	55.00%	中醫藥產品製造和銷售
杭州胡慶餘堂藥業有限公司	杭州	30.00%	中醫藥產品製造和銷售
上海三維生物技術有限公司	上海	70.41%	生物醫藥產品製造和銷售
常州藥業股份有限公司	常州	55.75%*	生物醫藥及化學藥產品製造和銷售
廣東天普生化醫藥股份有限公司	廣州	51.00%*	生物醫藥產品製造和銷售
上海實業科華生物技術有限公司	上海	46.47%*	生物醫藥產品製造和銷售
深圳康泰生物製品股份有限公司	深圳	28.00%*	生物醫藥產品製造和銷售
上海醫療器械股份有限公司	上海	59.00%*	醫療器械設備製造和銷售
微創醫療器械(上海)有限公司	上海	21.31%	醫療器械設備製造和銷售

* *該等股權由上海實業聯合集團股份有限公司持有*



二零零四年是醫藥行業調控政策實施之年，一系列的改革措施如招標架構、藥品零售限價、流通領域逐步對外資開放、非處方藥品銷售新政策等為集團醫藥企業帶來新的機遇和挑戰。國內醫藥行業於二零零四年的銷售額雖仍保持快速增長，但行業整體盈利能力則有所下降，主要是由於生產成本的上升及藥品價格下降所導致。儘管如此，於本年度，集團醫藥業務總體經營情況良好，未包括上海實業聯合集團股份有限公司(「上實聯合」)業績全年銷售額約12億8,362萬港元，較上年度增加13.8%，淨利潤約1億5,492萬港元，同比增長17.5%，佔集團扣除中芯國際上市為集團帶來的特殊收益後及總部行政支出前淨利潤的17.9%。

目前，集團在境內外擁有多家醫藥製造、銷售和科研機構，以中醫藥、保健食品及生物醫藥為重點，中藥保護品種有27個，屬國家一類新藥項目的有三個。年銷售逾億的產品多達六個，其中三個為中藥 —「登峰參麥注射液」、「登峰丹參注射液」及「蒼松乳癖消片」，一個為保健食品 —「青春寶抗衰老片」，其餘兩個為生物醫藥—烏司他丁及基因乙肝疫苗。


新癀片
新癀片
新癀片

業務回顧、討論及分析

本集團將充分利用內地水務市場的發展機遇和政府的鼓勵政策，發揮本集團和中國環保在資金、技術和管理方面的優勢，進一步擴大供水、污水處理及管網業務規模，目標成為中國具影響力的水務經營集團之一。

收費公路

在過去的十多年裏，高速公路在中國得到了較快的發展，目前已形成主要縣市的全國性公路主骨架網絡。隨著中國社會汽車保有率的提高、區域之間經濟交往增加，國內特別是長三角等經濟發達地區的高速公路車流量正不斷增長。



滬寧高速公路（上海段）項目是集團全資擁有的收費公路業務。滬寧高速公路分為上海段和江蘇段，上海段全長26公里，是長三角地區最繁忙的運輸幹線之一。本年度，面對滬寧高速公路（江蘇段）改擴建、貨車禁行等經營情況，滬寧高速公路（上海段）經營情況仍保持良好增長態勢，通行費收入達人民幣2億1,000萬元，同比上升16%，日平均出口流量為42,677架次。年內獲五免五減半的税務政策優惠，創造良好經營基礎。隨著長三角經濟快速發展和城市群的形成，交通量將迅速增長，滬寧高速公路（上海段）現有的雙向四車道已經不能滿足需求。為應對車流量的快速增長，本集團於下半年已全面啟動滬寧高速公路（上海段）的擴建至雙向八車道各項前期工作，預計於二零零五年下半年動工。工程完成後，項目的車流量及路費收入將會相應提升。

於二零零四年十一月，本集團落實以人民幣2億8,300萬元入股金華市金甬高速公路建設投資有限公司（「金甬建設」）30%權益。金甬建設擁有甬金高速公路（金華段）的經營權。甬金高速公路全長185公里，分為金華段、紹興段及寧波段。金華段全長約70公里，於二零零二年正式開工建設，工程總投資約人民幣28億6,000萬元，目前已完成路基工程，並已進入路面鋪設階段。按目前進度，甬金高速公路（金華段）可望於二零零五年第四季度通車，將為集團帶來穩健的盈利貢獻。

港口設施



全球經濟普遍復蘇，帶動集裝箱需求不斷上升，上海港口集裝箱總吞吐量持續高企，穩居世界集裝箱港口第三位。本集團參與投資的上海外高橋集裝箱一期碼頭項目，是全國十大吞吐量碼頭之一，於二零零四年錄得集裝箱總吞吐量達233萬個標準箱，並於六月以後連續每月箱量突破20萬，全年總量較上年度增加約12.3%，總收入約為人民幣7億5,800萬元，淨利潤達人民幣3億5,000萬元，同比分別上升7.6%及12.3%。上海外高橋碼頭一期岸線總長約900米，擁有三個集裝箱深水泊位。年內，碼頭生產效率不斷提升，操作能力處於行業領先水平。二零零四年共接卸大件設備440件，計15,792噸，接卸重大件設備成為企業品牌，在上海港口集裝箱單位名列第一。

業務回顧、討論及分析

年內落實六個水務項目資料如下：

湖南湘潭供水及污水處理項目

湘潭中環水務有限公司是由中環水務與湘潭市自來水公司合資成立的水務公司。中環水務擁有70%股權，經營期限30年。合資公司擁有湘潭市城市供水特許經營權，公司總資產為人民幣2億7,363萬元、淨資產人民幣1億6,744萬元。日供水能力42.5萬噸。該項目擁有相當的市場發展空間，將通過在週邊地區收購及建設新管網進一步拓展經營規模。



安徽蚌埠供水項目

蚌埠中環水務有限公司為中環水務與安徽省蚌埠市建設投資有限公司合資成立的水務公司。中環水務擁有60%股權，經營期限30年。合資公司擁有蚌埠市區包括管網、水廠在內的全部水務運營資產。公司總資產人民幣3億1,875萬元，淨資產人民幣2億5,076萬元，日供水能力41萬噸。

廈門製水及污水處理項目

中環水務與廈門水務集團有限公司於去年底分別合資組建了廈門水務中環製水有限公司(「製水公司」)和廈門水務中環污水處理有限公司(「污水處理公司」)。中環水務分別擁有其45%和55%股權，經營期限30年，是二零零四年國內最有影響的水務資產收購項目。製水公司總資產約人民幣3億3,715萬元，淨資產約人民幣2億7,216萬元，日供水能力99.5萬噸；污水處理公司總資產約人民幣8億5,161萬元，淨資產約人民幣8億3,194萬元，日污水處理能力55.9萬噸。

重慶長壽化工區供水及污水處理項目

重慶中環水務有限責任公司是中環水務全資擁有的BOO項目(建設－擁有－經營)，經營期限為50年。重慶長壽化工區是重慶第二大產業園區，是經國家批准的上海化工區以外的大型化工園區。該項目包括工業園一期，規模為日供水24萬噸的工業生產、生活供水工程，以及一期日處理4萬噸化工園區內工業生產、生活污水處理工程。項目總投資約人民幣6億元，預計二零零七年建成投產。

浙江湖州東部新區污水處理項目

湖州中環水務有限責任公司是中環水務的全資子公司。項目公司擁有浙江省湖州市東部新區污水處理廠工程BOT項目(投資建設－運營－轉讓)，經營權期限20年，總規模為日處理10萬噸，投資總額約人民幣1億元，目前已完成環境評估工作、土地規劃選址工作及初步設計審批工作。預計二零零六年建成投產。

業務 回顧、討論及分析



基建設施

公司名稱	所在地	集團 所佔權益	主營業務
中環保水務投資有限公司	北京	50%	供水和污水處理
上海滬寧高速公路(上海段)發展有限公司	上海	100%	收費高速公路
金華市金甬高速公路建設投資有限公司	浙江金華	30%	收費高速公路
上海浦東國際集裝箱碼頭有限公司	上海	10%	集裝箱碼頭

本集團基建設施產業的發展始於一九九六年，經過多年的經營，業務範圍已由收費公路拓展至水務及港口設施領域，是集團核心發展產業之一。基建設施屬資金密集性的產業。年內，本集團合共落實七個水務和收費公路收購項目，總投資額超過16億港元，是集團基建設施產業的未來盈利增長點。二零零四年，基建設施產業淨利潤約1億5,613萬港元，佔集團扣除中芯國際集成電路製造有限公司(「中芯國際」)上市為集團帶來的特殊收益後及總部行政支出前淨利潤的18.1%。

水務

本集團於二零零三年底與中國環境保護公司(「中國環保」)合資成立中環保水務投資有限公司(「中環水務」)，正式進入中國水務市場。在過去一年，中環水務業務發展迅速，分別在湖南湘潭、安徽蚌埠、廈門、重慶和浙江湖州落實六個水務項目，涉及投資金額達人民幣14億3,500萬元，形成日供水能力207萬噸、污水處理能力70萬噸的規模。

集團產業結構

基建設施

- 水務
- 收費公路
- 港口設施

醫藥

- 中藥及保健食品
- 生物醫藥
- 醫療器械

消費品及信息技術

- 消費品成品
- 配套產品
- 信息化服務



董事長報告書

展望

本集團擁有境內、外資本市場的融資渠道，依托上海背景和內地優勢，以及現有良好的產業基礎，將能成為聯繫內地、香港及海外的橋樑，一方面可引領國內企業與海外企業合作開拓海外市場，另一方面亦可憑藉本集團的優勢引進海外資金進入內地市場，享有多元商機。



展望集團未來發展，將以做強基建和醫藥產業，形成規模優勢，增強競爭能力為目標，實施重點突破。水務業務是集團基建產業的發展重點，本集團將繼續加大水務業務的發展力度，為水務業務跨越式發展創造條件。收費高速公路業務將力爭在長三角地區再收購若干收費公路項目，進一步鞏固基建產業盈利基礎。醫藥產業方面，集團目前所擁有的多家醫藥企業在國內行業內均具領先地位，尤其是在中醫藥行業擁有優勢，集團將會致力在植物藥和生物醫藥領域裏尋求併購更具核心競爭力的品牌企業，加快內部資源重組，形成集團醫藥產業在中國本土的領先地位。

本集團對未來充滿信心，通過持續優化產業組合，建立可持續發展的產業基礎。同時，本集團將會抓住內地國有資產重組的契機，積極物色與本集團主業相關及具成長性產業項目之收購機會，並充分借助母公司在上海地區擁有的資源優勢，為股東創造價值，共享集團穩健發展的豐碩成果。

最後，本人謹藉此機會代表董事會，感謝本公司全體股東一直以來對本集團的支持，並對管理團隊和全體員工年內所作出的不懈努力和辛勤付出，表達衷心謝意。



蔡來興
董事長

香港，二零零五年四月二十一日

董事長報告書

- ***成功落實醫藥平台重組工作，為醫藥併購行動創造有利條件***



本集團歷時17個月，成功完成醫藥平台重組工作，包括私有化在香港創業板上市之上海實業醫藥科技（集團）有限公司和經國務院國有資產監督管理委員會、國家商務部、中國證券監督管理委員會批准本公司收購於上海證券交易所A股市場上市的上海實業聯合集團股份有限公司56.63%股權，成功打通內地資本市場的融資渠道。通過是次重組，使本集團與母公司的醫藥業務集中於一個統一的投資、經營平台，理順集團醫藥業務結構，為下一步醫藥企業重組和併購行動創造有利條件。

- ***有效運用資產經營策略，推動集團盈利增長***

本集團年內有效運用資產經營策略，取得顯著成績。中芯國際在二零零四年三月上市，使集團年內獲得近6億3,200萬港元的特殊收益；携程旅行網以及中國網通等策略投資項目，通過資本運作已相繼為集團實現資本增值，推動集團盈利增長。

- ***穩妥退出非核心業務項目，優化集團產業結構***

繼二零零三年退出國內零售百貨業後，年內本集團亦有序地全面退出物流相關業務的投資，套現近2億7,561萬港元。在保持整體盈利水平的前提下，本集團將繼續適時逐步退出非核心業務，集中資源，進一步優化集團產業結構。

近年來，本集團較好地運用生產經營結合資產經營的策略，實現了良好的績效，得到市場廣泛肯定，公司市值得以提升，盈利規模不斷擴大。集團將順應經濟全球化和知識經濟崛起的大趨勢，推動新發展，創造新優勢。

在加強企業管理方面，年內本集團積極推行精細化管理，實施項目經理制度，努力提升項目高效管理水平。為進一步提高企業管治水平，公司於去年成立薪酬委員會，完善管理架構。本集團將不斷檢討及完善已建立的財務監控、內部監控及風險管理制度，為集團下一步發展打好堅實的基礎，使股東利益得到更佳的保障。

董事長報告書

在過去的一年，本集團面臨巨大困難和挑戰。因應高架道路固定回報項目的調整退出，第一次完整年度缺失7億港元固定回報收益，令全年盈利結構遭遇嚴重壓力。依賴管理層和全體同仁的不懈努力，以及各業務單元的精心營運，取得了令人鼓舞的經營成果。消費品業務持續穩健增長，為集團持續推進核心業務的發展，特別是重建基建業務板塊和重組醫藥產業，提供了有力的財務支持。中芯國際集成電路製造有限公司(「中芯國際」)於二零零四年三月成功在港、美兩地同步上市，亦為本集團帶來可觀的特殊收益。

圍繞重點發展核心產業和核心業務，加快形成核心競爭能力的戰略目標，年內集團先後作出多項重大舉措：

- ***加大水務產業投資經營規模，為集團未來盈利能力奠下良好基礎***

年內本集團充分把握國內水務市場開放的良好契機，重點拓展水務產業，一年內分別在激烈的招標競爭中獲得全國五個城市的優質供水和污水處理項目，涉及投資金額達人民幣14億3,500萬元，形成日供水及污水處理能力約280萬噸。中環保水務投資有限公司為二零零四年中國內地成長速度最快的水務投資企業之一。隨著國內經濟持續增長和城市化步伐加快，對供水及污水處理的需求急劇增加，全國水價水平正逐步提高，水務業務發展前景良好。



- ***於長三角地區加快收費高速公路業務發展，改善和提升盈利來源***



本集團以人民幣20億元總代價收購滬寧高速公路(上海段)的經營權，管理有序開展，業績穩步提升，並獲五免五減半之稅務政策優惠，創造良好基礎。於二零零四年十一月，本集團又落實出資人民幣2億8,300萬元入股浙江省的甬金高速公路(金華段)30%股權。甬金高速公路是國家公路幹線網的組成部分之一，是聯繫寧波港和浙江中西部及安徽、江西等內陸省份的重要出海通道，極具地理優勢，預期投資回報理想，將成為集團新增穩健的盈利來源。

董事長報告書

本人欣然向各位股東宣佈，本集團截至二零零四年十二月三十一日止年度經審核綜合溢利達13億8,306萬港元，較二零零三年度上升9.8%，盈利水平為本集團自一九九六年五月上市以來歷史新高。本集團財務狀況穩健，具良好發展潛力。截至二零零四年底，綜合資產淨值達156億1,746萬港元，淨現金37億955萬港元。董事會建議派發末期股息每股35港仙，連同年內已派發的中期股息每股20港仙，全年股息為55港仙，較去年上升10%，股息派付比率為37.9%。



蔡來興
董事長

股東資料

股東查詢

公司聯絡資料

公司秘書部

地址：香港灣仔告士打道39號夏愨大廈26樓
電話：(852) 2876 2317
傳真：(852) 2520 0128

股份過戶登記處

秘書商業服務有限公司

香港灣仔告士打道56號東亞銀行港灣中心28樓
電話：(852) 2980 1766
傳真：(852) 2861 1465

公司股份代號

香港聯合交易所	:	363
彭博	:	363 HK
路透社	:	0363.HK
美國預托證券代號	:	SGHIY

公司網址

www.sihl.com.hk

業績

二零零四年中期業績已於二零零四年八月三十日公佈
二零零四年全年業績已於二零零五年四月二十一日公佈

二零零四年年報

已於二零零五年四月二十九日寄予各位股東

股息

中期股息	:	每股20港仙
派付日期	:	二零零四年十月六日
擬派付末期股息	:	每股35港仙
派付日期	:	二零零五年六月六日

暫停辦理股份過戶登記

股份過戶登記處將於二零零五年五月二十三日(星期一)至二零零五年五月二十六日(星期四)(包括首尾兩天)暫停辦理股份過戶登記手續。股息單將於二零零五年六月六日(星期一)或前後寄予股東。為確保獲派建議末期股息，所有填妥的過戶表格連同有關股票須於二零零五年五月二十日(星期五)下午四時前送達本公司之股份過戶登記處辦理過戶手續。

二零零五年股東週年大會

將於二零零五年五月二十六日(星期四)下午三時正召開。

公司資料

董事

執行董事
蔡來興先生 *(董事長)*
瞿定先生 *(副董事長)*
呂明方先生 *(行政總裁)*
陸大鏞先生 *(常務副行政總裁)*
丁忠德先生
陸申先生
錢世政先生
姚方先生
唐鈞先生

獨立非執行董事
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

董事會轄下委員會

執行委員會
蔡來興先生 *(委員會主席)*
瞿定先生
呂明方先生
陸申先生
錢世政先生
姚方先生

審核委員會
羅嘉瑞先生 *(委員會主席)*
吳家瑋先生
梁伯韜先生

薪酬委員會
羅嘉瑞先生 *(委員會主席)*
吳家瑋先生
梁伯韜先生
瞿定先生
成琦勇先生

公司秘書
黃美玲女士

授權代表
呂明方先生
黃美玲女士

註冊辦事處
香港灣仔告士打道39號
夏慤大廈26樓
電話：(852) 2529 5652
傳真：(852) 2529 5067
電郵：enquiry@sihl.com.hk

核數師
德勤•關黃陳方會計師行

法律顧問
香港法律顧問
胡關李羅律師行

美國法律顧問
美富律師事務所

主要往來銀行
中國銀行(香港)
交通銀行
花旗銀行
恒生銀行
香港上海滙豐銀行
中國工商銀行(亞洲)

美國預託證券存託銀行
The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

目錄

2	公司資料
3	股東資料
4	董事長報告書
8	集團產業結構
9	業務回顧、討論及分析
20	五年財務摘要
21	財務回顧
28	企業管治
31	人力資源
33	投資者關係
34	董事及高級管理人員簡介
43	董事會報告書
52	核數師報告書
53	綜合收益表
54	綜合資產負債表
56	資產負債表
57	綜合權益變動表
59	綜合現金流量表
62	財務報表附註
128	股東週年大會通告















一九九九年	二〇〇〇年	二〇〇一年	二〇〇二年	二〇〇三年	二〇〇四年
3,300,590	2,960,521	3,199,418	3,380,037	2,825,978	3,428,939
1,011,252	1,134,669	1,202,534	1,126,343	1,259,166	1,383,060
1.14	1.27	1.34	1.22	1.34	1.45
33	41	48	45	50	55
14,399	12,750	12,842	10,065	16,787	15,913
13.10	12.96	13.85	14.42	15.32	16.29
16.25	14.20	14.30	10.75	17.75	16.60

- 投資1.8億美元入股中芯國際，股權比例約17%，成為第一大股東。

二〇〇二年

- 出資人民幣1.9億元入股外高橋集裝箱碼頭第一期，占10%股權。
- 與中銀香港、花旗銀行、滙豐銀行、恒生銀行、法國興業亞洲等銀行簽署16億港元銀團貸款。
- 光明乳業在上海A股市場掛牌上市，集資人民幣9.5億元。

二〇〇三年

- 出資13.35億港元收購在上海A股市場上市的上實聯合56.63%股權，以及私有化在香港創業板上市的上實醫藥。
- 因應國家政策調整，提前終止上海市內環線、南北高架路和延安高架路項目。
- 出資人民幣20億元受讓上海滬寧高速公路(上海段)100%權益，獲25年特許經營權。
- 與中國節能投資合資成立中環水務，進軍中國水務市場。
- 中芯國際配售老股，集資6.36億美元，上實控股增資3,200萬美元，仍保持第一大股東地位。
- 出售東方商廈51%全部權益予上海一百集團。

二〇〇四年

- 調整基建業務結構組合，退出物流業務。
- 落實福建廈門、湖南湘潭、安徽蚌埠、重慶及浙江湖州六個水務項目，投資總額人民幣14.35億元。
- 出資人民幣2.83億元購入甬金高速公路(金華段)30%權益。
- 上實聯合控制性股權的收購獲中國證監會、國資委及商務部最終審批完成。
- 中芯國際成功在港、美兩地同步上市，集資總額138.6億港元，其中新股部份集資78億港元。

上海實業控股有限公司

上海實業控股有限公司成立於一九九六年，憑着其兼具香港和上海雙重背景的優勢，投資業務迅速擴展，成為香港和國際資本市場上具代表性的紅籌股。上實控股現時為摩根士丹利自由中國指數、標準普爾亞太地區 100 指數、新華富時中國 25 指數及恒生綜合指數系列的成份股。

上實控股於上海及長江三角洲地區投資及經營多項業務，分享中國經濟持續增長的成果；近年來更擴闊版圖，經營業務遍及全國各地。公司致力優化投資組合，以「現金流、盈利、成長」為主題，加大收購兼併的力度，加強投資企業的經營，並逐步退出非核心業務。現時主要業務包括基建設施、醫藥、以及消費品及信息技術。









	一九九六年	一九九六年*	一九九七年	一九九八年
營業額（港幣千元）	1,317,412	2,200,631	3,556,846	3,557,772
本年度溢利（港幣千元）	247,033	360,415	748,365	1,153,798
每股盈利－基本（港元）	0.72	0.75	0.94	1.37
每股股息（港仙）	12.9	12.9	30	33
市值（港幣百萬元）	19,665	19,665	24,115	13,793
每股股東權益（港元）	5.69	5.69	10.94	12.00
每股價格（年底收市價－港元）#	28.20	28.20	28.80	15.65

* 備考合併

\# 上市發售價：7.28港元

一九九六年

- 上實控股在香港聯合交易所主板上市，集資10.8億港元，公開招股獲超額認購158倍。
- 配股集資31.6億港元，收購五家上海企業，包括上海延安高架路、滙眾汽車、交通電器、光明乳業和東方商廈。

一九九七年

- 加大基建投資，配股集資47.7億港元，收購上海市內環線及南北高架路項目。
- 與滙豐亞洲、美國大通等銀行簽署3億美元銀團貸款。
- 獲選為恒生指數成份股。

一九九八年

- 配股集資7.7億港元，收購中醫藥及生物醫藥等項目。

一九九九年

- 分拆中[illegible]及個人護理用品業務，組成上實聯合，在香港創業板上市，集資4.04億港元，公開招股獲超額認購495倍。

二〇〇〇年

- 出資9.4億港元入股上海信投，參與建設上海信息港。

二〇〇一年

- 上海家化在上海A股市場掛牌上市，集資人民幣7.3億元。



二零零四年年報

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED



THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

PROPOSED GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

A notice convening the annual general meeting of Shanghai Industrial Holdings Limited to be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 26th May 2005 (Thursday) at 3:00 p.m., is set out in the Annual Report.

Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the Annual General Meeting if you so wish.

This circular contains all the information required pursuant to the Listing Rules to be given to the Shareholders of the Company.

28th April 2005

CONTENTS

Page

Definitions 1

Letter from the Chairman

1. Introduction 4
2. Proposed general mandates to repurchase the Company's own Shares and to issue Shares 5
3. Proposed re-election of the retiring Directors 5
4. Annual General Meeting 5
5. Demand for poll at the Annual General Meeting 6
6. Recommendation 6

Appendix I – Explanatory Statement 7

Appendix II – Biographical details of the retiring Directors proposed to be re-elected 10

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held on 26th May 2005 (Thursday) at 3:00 p.m. at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong;
"Annual Report"	the annual report of the Company being despatched to the Shareholders together with this circular;
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange;
"Connected Person"	a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules);
"Director(s)"	director(s) of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares with an aggregate nominal value not exceeding 20 percent of the aggregate nominal amount of the Shares in issue at the date of passing the resolution;
"Latest Practicable Date"	25th April 2005 which is the latest practicable date prior to the printing of this circular for ascertaining certain information contained in it;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Notice"	the notice convening the Annual General Meeting dated 28th April 2005 is set out in the Annual Report;

"PRC"	the People's Republic of China;
"Repurchase Mandate"	the general and unconditional mandate to exercise all powers of the Company to purchase issued and fully-paid Shares not exceeding 10 percent of the aggregate nominal amount of the Shares in issue at the date of passing the resolution;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	share(s) of $0.10 each in the share capital of the Company;
"Shareholder(s)"	registered holder(s) of Share(s);
"SIH"	Shanghai Investment Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability;
"SIIC Capital"	SIIC Capital (B.V.I.) Ltd., a company incorporated in the British Virgin Islands with limited liability;
"SIIC CM Development"	SIIC CM Development Ltd., a company incorporated in the British Virgin Islands with limited liability;
"SIIC CM Development Funds"	SIIC CM Development Funds Ltd., a company incorporated in Hong Kong with limited liability;
"SIIC Treasury"	SIIC Treasury (B.V.I.) Ltd., a company incorporated in the British Virgin Islands with limited liability;
"STC"	Shanghai Industrial Investment Treasury Co. Ltd., a company incorporated in the British Virgin Islands with limited liability;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Takeovers Code"	Hong Kong Code on Takeovers and Mergers and Shares Repurchases; and
"$" and "cents"	Hong Kong dollars and cents.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Directors

Executive Directors:

Mr. Cai Lai Xing *(Chairman)*
Mr. Qu Ding *(Vice Chairman)*
Mr. Lu Ming Fang *(Chief Executive Officer)*
Mr. Lu Da Yong *(Executive Deputy CEO)*
Mr. Ding Zhong De
Mr. Lu Shen
Mr. Qian Shi Zheng
Mr. Yao Fang
Mr. Tang Jun

Independent Non-executive Directors:

Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered Office:

26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai,
Hong Kong.

28th April 2004

To all Shareholders of the Company

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

2. PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 28th May 2004, general mandates were given to the Directors: (i) to allot, issue and deal with Shares not exceeding 20 percent of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 percent of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the articles of association of the Company to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Two separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules to be included in this circular is set out in Appendix I to this circular.

3. PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Articles 92 and 101 of the articles of association of the Company, Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang, Mr. Tang Jun and Dr. Lo Ka Shui shall retire at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

4. ANNUAL GENERAL MEETING

At the Annual General Meeting, ordinary resolutions will be proposed to approve the Repurchase Mandate, the Issue Mandate and the extension of the Issue Mandate.

The Notice is set out in pages 128 to 130 of the Annual Report. Shareholders are advised to read the Notice and to complete and return the accompanying form of proxy for use at the Annual General Meeting in accordance with the instructions printed thereon.

5. DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

Pursuant to Article 73 of the articles of association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

6. RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate, the Issue Mandate, the extension of the Issue Mandate and the re-election of the retiring Directors are in the interests of the Company and the Shareholders. Accordingly, the Directors recommend Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

On behalf of the Board
CAI LAI XING
Chairman

This explanatory statement contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 960,893,000 Shares. On the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 96,089,300 Shares, representing 10 percent of the issued Shares as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE OF SHARES

The Directors have no present intention to repurchase any Shares and, whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it appropriate to repurchase Shares, Shares would only be purchased in circumstances where the Directors consider that the purchase would be in the interests of the Company and the Shareholders. Such purchase may, depending on marketing conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share.

3. SOURCE OF FUNDS

It is proposed that repurchases of Shares under the Repurchase Mandate would be financed from internal funds and available banking facilities of the Company. In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with the laws of Hong Kong and the Company's memorandum and articles of association.

4. WORKING CAPITAL OR GEARING

If the Repurchase Mandate was exercised in full at any time during the proposed purchase period, it would not have a material adverse effect on the working capital requirements of the Company or its gearing levels (as compared with the position disclosed in the Company's accounts for the year ended 31st December 2004). The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels (as compared with the position disclosed in the Company's accounts for the year ended 31st December 2004) which in the opinion of the Directors are from time to time appropriate for the Company.

5. DIRECTORS AND THEIR ASSOCIATES

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates (as defined under the Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved by Shareholders, to sell Shares to the Company.

6. CONNECTED PERSONS

No Connected Persons has notified the Company that he/she has a present intention to sell any Shares (in issue or to be issued) to the Company or has he/she undertaken not to sell any of the Shares held by him/her (in issue or to be issued to him/her) to the Company in the event that the Company is authorised to make repurchases of Shares.

7. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the proposed resolution in accordance with the Listing Rules, all applicable laws of Hong Kong, and the regulations set out in the memorandum and articles of association of the Company.

8. EFFECT OF TAKEOVERS CODE

If, as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and the provisions may otherwise apply as a result of any such increase.

As at the Latest Practicable Date, (i) SIH, SIIC Capital and SIIC CM Development were the beneficial owners of 468,066,000, 80,000,000 and 10,000 Shares respectively. SIIC Capital is wholly owned by SIH. SIIC owns 100 percent of SIIC CM Development and also of STC, which in turn owns 100 percent of SIH; and (ii) SIIC Treasury and SIIC CM Development Funds hold equity link instruments in respect of 1,058,153 and 378,272 underlying Shares respectively. SIIC Treasury and SIIC CM Development Funds are wholly owned by SIIC and SIIC CM Development respectively.

As such, SIIC is accordingly deemed to be interested in the respective shares held by the aforementioned companies, representing approximately 57.2 percent of the total issued share capital of the Company. Assuming no changes in the shareholdings of the aforementioned companies, in the event that the Directors of the Company exercise in full the power to repurchase the Shares, the shareholding of SIIC would be increased from approximately 57.2 percent to approximately 63.5 percent. Such increase would not give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. So the Directors do not aware of any consequences of any purchase which will arise under the Takeovers Code. The Company will not purchase its Shares which will reduce the aggregate amount of the share capital of the Company in public hands to below 25 percent.

9. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the previous twelve months from the Latest Practicable Date are as follows:

	Per Share	
Month	**Highest**	**Lowest**
	HK$	*HK$*
2004		
April	18.15	14.55
May	15.00	12.85
June	14.85	13.60
July	14.55	13.65
August	14.60	12.65
September	14.80	13.75
October	14.85	14.05
November	15.90	14.65
December	16.75	15.40
2005		
January	17.35	16.00
February	18.00	17.15
March	17.95	16.05

10. SHARE REPURCHASES

No repurchases has been made by the Company of its Shares in the last six months prior to the Latest Practicable Date.

The followings are the biographical details of Mr. Cai Lai Xing, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang, Mr. Tang Jun and Dr. Lo Ka Shui, all of whom shall retire at the Annual General Meeting in accordance with Articles 92 and 101 of the articles of association of the Company and being eligible, have offered themselves for re-election.

Mr. CAI Lai Xing, aged 62, was appointed Chairman of the Company in March 1996. He is the Chairman of Shanghai Industrial Investment (Holdings) Co. Ltd. and is also a director of Semiconductor Manufacturing International Corporation. He graduated from Tongji University. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic work such as planning, finance and research. In addition, he was also Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government's Research Office. He has decades of experience in economics, finance and enterprise management, and in 1988, in recognition of his outstanding contribution, was accredited as a State-Class Economist. Mr. Cai is presently a member of the National Committee of the Chinese People's Political Consultative Conference.

As at the Latest Practicable Date, Mr. Cai has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has a personal interest in 4,000,000 Shares. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. Mr. Cai has a service agreement with the Company commencing 1st January 2005, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of approximately HK$3,691,190.00 annually. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Mr. QU Ding, aged 55, was appointed Vice Chairman of the Company in August 2004. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in January 1996. He is an executive director and executive vice president of SIIC. He graduated from Northeast Normal University, majored in Economic Management. Mr. Qu is designated an economist. He was the Director of the Department of International Exchange & Cooperation of Shanghai Municipal Personnel Bureau, Director of Shanghai Municipal Professional Examinations Centre and Director of the Public Officials Training Centre of Shanghai Municipal Personnel Bureau. Mr. Qu has over 30 years' experience in the fields of human resources and economic management.

As at the Latest Practicable Date, Mr. Qu has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has a personal interest in 750,000 Shares and share options of 500,000 Shares. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. Mr. Qu has a service agreement with the Company for a term of three years commencing 28th August 2004, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of approximately HK$2,720,205.00 annually. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Mr. LU Ming Fang, aged 48, was appointed an Executive Director and Chief Executive Officer of the Company in January 2002. He is a vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") and is the chairman of S.I. Pharmaceuticals Group Ltd., Shanghai Sunway Biotech Co. Ltd. and Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd., the vice chairman of General Water of China Co. Ltd., Shanghai Pudong International Container Terminals Ltd. and Lianhua Supermarket Holdings Co. Ltd. He is also a director of Shanghai Industrial United Holdings Co. Ltd. ("SI United") and Shanghai Information Investment Inc. He graduated from Fudan University with a master's degree in economics and The Chinese University of Hong Kong with a master's degree in professional accounting, and is designated a senior economist. Mr. Lu has worked for Shanghai Medical Materials Company, Shanghai Municipal Drug Administration, Shanghai Wen Hui Bao and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He joined SIIC in July 1995. He was deputy general manager of the assets management department of SIIC, a director and executive deputy general manager of Shanghai S.I. Capital Co. Ltd., the managing director of SI United, the assistant president of SIIC and general manager of its planning and finance department. He has over 20 years of management experience, including over 10 years' working experience in investment banking and listed companies.

As at the Latest Practicable Date, Mr. Lu has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has a personal interest in 4,200,000 Shares. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. Mr. Lu has a service agreement with the Company commencing 1st January 2005, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of approximately HK$2,536,710.00 annually. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Mr. YAO Fang, aged 35, was appointed an Executive Director of the Company in May 2003. He is a director and general manager of SIIC Management (Shanghai) Ltd., the chairman of Shanghai Huizhong Automotive Manufacturing Co. Ltd., Shanghai Wanzhong Automotive Components Co. Ltd., vice chairman of Bright Dairy and Food Co. Ltd. and director of Shanghai Industrial United Holdings Co. Ltd., Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd., Jinhua Jinyong Expressway Construction & Investment Co. Ltd. and Shanghai Information Investment Inc. He also is a director of Shanghai Industrial Development Co. Ltd. and an alternate director of Semiconductor Manufacturing International Corporation. He graduated from The Chinese University of Hong Kong with a master's degree in business administration. After working for Bank of Communications (Shanghai branch) and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.), Mr. Yao joined Shanghai Industrial Investment (Holdings) Co. Ltd. in April 1996. He has over 10 years' experience in money and capital markets operations.

As at the Latest Practicable Date, Mr. Yao has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has no interest in the Company within the meaning of Part XV of the SFO. Mr. Yao has a service agreement with the Company for a term of three years commencing 7th May 2003, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of HK$200,000.00 annually. The Director's emoluments are determined by reference to the factors such as the Company's operating performance and job responsibilities.

Mr. TANG Jun, aged 38, was appointed an Executive Director of the Company in August 2004. He graduated from the Chinese Communist Party School, majored in economics and management. Mr. Tang holds the designation of auditors, and is an Associate of the Chinese Institute of Certified Public Accountants. Mr. Tang was Vice Director of the Foreign Funds Utilization Auditing Department, Shanghai Municipal Auditing Bureau, and has over ten years' practical experience in the fields of auditing and finance.

As at the Latest Practicable Date, Mr. Tang has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has no interest in the Company within the meaning of Part XV of the SFO. Mr. Tang has a service agreement with the Company for a term of three years commencing 12th June 2004, which shall be terminated by either party giving to the other by six months' prior written notice. He is entitled to receive a basic salary of HK$200,000.00 annually. The Director's emoluments are determined by reference to the factors such as the Company's operating performance and job responsibilities.

Dr. LO Ka Shui, aged 58, was appointed an Independent Non-executive Director of the Company in March 1996. He graduated with Bachelor of Science Degree from McGill University and a M. D. from Cornell University. He is also certified in Cardiology. He has more than 25 years' experience in property and hotel development and investment both in Hong Kong and overseas. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited, and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Phoenix Satellite Television Holdings Limited and China Mobile (Hong Kong) Limited. He is also a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He is also a Director of Hong Kong Exchanges and Clearing Limited, and had served as Chairman of the Listing Committee for the Main Board and the Growth Enterprise Market.

As at the Latest Practicable Date, Dr. Lo has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has no interest in the Company within the meaning of Part XV of the SFO. His appointment as an Independent Non-executive Director of the Company shall continue for a term of three years until 31st December 2007 subject to the provisions of the Company's articles of association or any other applicable laws. For the year ended 31st December 2004, Dr. Lo received from the Company a director's fee of HK$206,450.00. The Director's fee is determined by reference to the industry benchmark as reviewed by the Board from time to time.

Save as disclosed above, the Board is not aware of any other matters that it considers necessary to be bought to the attention of the holders of the securities of the Company in respect of the proposed re-election of retiring Directors.

羅嘉瑞先生，58歲，自一九九六年三月起一直出任本公司獨立非執行董事。羅先生畢業於加拿大麥紀爾大學為理學士並獲美國康奈爾大學頒授醫學博士學位。彼並獲取心臟專科證書。彼在香港及海外地區從事物業與酒店發展及投資業務逾二十五年。現任鷹君集團有限公司副主席兼董事總經理並為香港上海滙豐銀行有限公司、鳳凰衛視控股有限公司及中國移動(香港)有限公司非執行董事。彼亦為香港地產建設商會副主席、香港經濟研究中心董事及機場管理局成員。彼亦為香港交易及結算所有限公司董事(亦曾出任主板及創業板上市委員會主席)。

於實際可行日期，羅先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及並無持有根據證券及期貨條例第XV部所指之本公司股份權益。彼獲委任為本公司非執行董事之任期為三年直至二零零七年十二月三十一日止，並須遵照本公司組織章程細則及其他相關法律之規定。截至二零零四年十二月三十一日止年度，羅先生獲發董事袍金港幣206,450元。董事袍金乃參照市場水平由董事會不時予以審訂。

除上文披露者外，董事會並不知悉彼等認為須知會本公司證券持有人之任何其他有關建議重選退任董事之事宜。

姚方先生，35歲，於二零零三年五月獲委任為本公司執行董事。彼為上實管理(上海)有限公司董事兼總經理，上海滙眾汽車製造有限公司、上海萬眾汽車零部件有限公司董事長、光明乳業股份有限公司副董事長，以及上海實業聯合集團股份有限公司、上海滬寧高速公路(上海段)發展有限公司、金華市金甬高速公路建設投資有限公司和上海市信息投資股份有限公司董事。彼同時兼任上海實業發展股份有限公司董事，中芯國際集成電路製造有限公司替任董事等職。彼畢業於香港中文大學，獲工商管理碩士學位。姚先生於一九九六年四月加入上海實業(集團)有限公司。曾任職於交通銀行上海分行和上海萬國證券公司(現申銀萬國證券股份有限公司)。彼在資金和資本市場運作方面積逾十年從業經驗。

於實際可行日期，姚先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。姚先生並無持有根據證券及期貨條例第XV部所指之本公司股份權益。姚先生與本公司訂有服務協議，為期三年，由二零零三年五月七日起生效，協議任何一方可以六個月書面事先通知終止協議。彼每年獲發基本薪酬港幣200,000元。董事薪酬乃參照公司經營業績及董事職責等因素而釐定。

唐鈞先生，38歲，於二零零四年六月獲委任為本公司執行董事。彼畢業於中央黨校經濟管理專業，並獲授審計師職稱，為中國註冊會計師協會會員。唐先生曾任上海市審計局外資運用審計處副處長，在審計和財金實務方面擁有十多年工作經驗。

於實際可行日期，唐先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及並無持有根據證券及期貨條例第XV部所指之本公司股份權益。唐先生與本公司訂有服務協議，為期三年，由二零零四年六月十二日起生效，協議任何一方可以六個月書面事先通知終止協議。彼每年獲發基本薪酬港幣200,000元。董事薪酬乃參照公司經營業績及董事職責等因素而釐定。

瞿先生與本公司訂有服務協議，為期三年，由二零零四年八月二十八日起生效，協議任何一方可以六個月書面事先通知終止協議。彼每年獲發基本薪酬約港幣2,720,205元。此外，彼可獲由本公司全權酌情根據本集團之經營業績及其工作表現決定發放之酌情花紅款項。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

呂明方先生，48歲，於二零零二年一月獲委任為本公司執行董事兼行政總裁。彼同時為上海實業（集團）有限公司（「上實集團」）副總裁，兼任上海實業醫藥集團有限公司、上海三維生物技術有限公司及上海滬寧高速公路（上海段）發展有限公司董事長，以及中環保水務投資有限公司、上海浦東國際集裝箱碼頭有限公司和聯華超市股份有限公司副董事長等職。彼亦為上海實業聯合集團股份有限公司（「上實聯合」）和上海市信息投資股份有限公司董事。彼畢業於復旦大學，先後獲復旦大學經濟學碩士學位和香港中文大學專業會計學碩士學位，並獲授高級經濟師職稱。呂先生曾在上海市藥材公司、上海市醫藥管理局、文滙報社、上海萬國證券公司（現申銀萬國證券股份有限公司）等任職。一九九五年七月加入上實集團，曾任上實集團資產經營部副總經理、上海上實資產經營有限公司董事常務副總經理、上實聯合董事總經理、上實集團助理總裁兼計劃財務部總經理等職。彼有二十多年管理經驗，其中包括十多年投資銀行業務和上市公司工作經驗。

於實際可行日期，呂先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及持有本公司4,200,000股個人股份權益。除此以外，彼並無持有根據證券及期貨條例第XV部所指之本公司股份權益。呂先生與本公司訂有服務協議，由二零零五年一月一日起生效，協議任何一方可以六個月書面事先通知終止協議。彼每年獲發基本薪酬約港幣2,536,710元。此外，彼可獲由本公司全權酌情根據本集團之經營業績及其工作表現決定發放之酌情花紅款項。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

以下為蔡來興先生、瞿定先生、呂明方先生、姚方先生、唐鈞先生及羅嘉瑞先生之個人資料，彼等根據本公司組織章程細則第92條及第101條將於股東週年大會告退，惟彼等己表示願意膺選連任：

蔡來興先生，62歲，自一九九六年三月起一直擔任本公司董事長。彼同時為上海實業(集團)有限公司董事長，並兼任中芯國際集成電路製造有限公司董事。彼畢業於同濟大學，曾任上海市政府副秘書長，分管計劃、財政、金融及研究等綜合經濟工作和上海市計劃委員會副主任兼浦東開發辦公室副主任、市政府研究室主任等職，在經濟、金融及企業管理方面積逾數十年經驗。蔡先生於一九八八年被授予國家級有突出貢獻經濟專家，現為中國人民政治協商會議全國委員會委員。

於實際可行日期，蔡先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及持有本公司4,000,000股個人股份權益。除此以外，彼並無持有根據證券及期貨條例第XV部所指之本公司股份權益。蔡先生與本公司訂有服務協議，由二零零五年一月一日起生效，協議任何一方可以六個月書面事先通知終止協議。彼每年獲發基本薪酬約港幣3,691,190元。此外，彼可獲由本公司全權酌情根據本集團之經營業績及其工作表現決定發放之酌情花紅款項。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

瞿定先生，55歲，於二零零四年八月獲委任為本公司副董事長。彼於一九九六年一月加入上海實業(集團)有限公司(「上實集團」)，現為上實集團執行董事兼常務副總裁。瞿先生畢業於東北師範大學經濟管理專業，並獲授經濟師職稱。彼曾任上海市人事局國際交流合作處處長、上海市任職資格考試中心主任及上海市幹部培訓中心主任，在人力資源和經濟管理方面積逾三十多年工作經驗。

於實際可行日期，瞿先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及持有本公司750,000股個人股份權益及500,000股購股期權。除此以外，彼並無持有根據證券及期貨條例第XV部所指之本公司股份權益。

因此，上實集團因而被視作擁有上述公司各自所持有之股份權益，佔本公司已發行股本總額約57.2%。倘登記股東所持股份不變，而董事會全面行使購回股份之權力，上實集團之持股權將由約57.2%增至約63.5%。該增幅將不會引致根據收購守則第二十六條所定須提出強制收購建議之責任。因此董事認為將不會引致根據收購守則購回股份後的後果。本公司不會購回股份致使公眾持有本公司股本總額低於25%。

9. 股份價格

以下為股份於截至最後實際可行日期止過去十二個月期間每月在聯交所之最高及最低成交價：

月份	每股 最高 港元	每股 最低 港元
二零零四年		
四月	18.15	14.55
五月	15.00	12.85
六月	14.85	13.60
七月	14.55	13.65
八月	14.60	12.65
九月	14.80	13.75
十月	14.85	14.05
十一月	15.90	14.65
十二月	16.75	15.40
二零零五年		
一月	17.35	16.00
二月	18.00	17.15
三月	17.95	16.05

10. 股份購回

在最後實際可行日期前之六個月，本公司並無進行其他股份購回。

5. 董事及彼等之聯繫人士

董事目前一概無意在股東批准購回授權時向本公司出售股份。同時，經一切合理查詢後，就董事所深知及確信，彼等之任何聯繫人士(按上市規則所界定)目前亦無意在股東批准購回授權時向本公司出售股份。

6. 關連人士

關連人士概無通知本公司，彼等目前有意在本公司獲授權購回股份時向本公司出售已發行或將予發行之股份；彼等亦無承諾在本公司獲授權購回股份時不會向本公司出售任何由彼等持有之已發行或將向其發行之股份。

7. 董事之承諾

董事已向聯交所作出承諾，根據提呈之決議案而行使本公司權力購回股份時，必定遵守上市規則、香港所有適用之法例及本公司之組織章程大綱及細則所載之規定。

8. 收購守則之影響

倘因購回股份而令致某股東所佔之本公司投票權比例增加，就收購守則而言，是項權益增加將被視作一項收購。故此，一位股東或一致行動之多位股東可獲得或鞏固對本公司之控制權，因而必須根據收購守則第二十六條及因增加權益而可能適用之規定提出強制性收購。

於最後實際可行日期，(i)上海投資、SIIC Capital及上實崇明開發乃分別實益持有本公司普通股股份468,066,000股、80,000,000股及10,000股。SIIC Capital乃上海投資全資控股擁有之公司。上實集團擁有上實崇明開發及STC 100%權益，而STC則擁有上海投資100%權益；及(ii)SIIC Treasury及上實崇明開發基金分別持有本公司相關股份1,058,153股和378,272股之股票掛鈎票據，而SIIC Treasury及上實崇明開發基金乃分別為上實集團和上實崇明開發全資控股擁有之公司。

本說明函件載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

上市規則允許於聯交所作主要上市之公司在遵從若干限制下於聯交所購回其已繳足股份，有關最為重要之限制概述如下：

1. 股本

於最後實際可行日期，本公司已發行股本為960,893,000股股份。假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回多達96,089,300股股份，佔於最後實際可行日期之已發行股份10%。

2. 購回股份之理由

董事現無意購回任何股份，目前亦不可能預料何時為董事認為適宜購回股份之情況，董事僅會於其認為該項購回乃符合本公司及股東利益之情況下購回股份。該等購回事宜可提高本公司之資產淨值及／或其每股股份之盈利（惟須視乎當時之市況及資金安排而定）。

3. 資金來源

現建議根據購回授權購回股份之所需資金將由本公司之內部資金及可動用銀行融資撥付。本公司僅可按照香港法例及本公司之組織章程大綱及細則依法動用可撥作此用途之資金購回股份。

4. 營運資金或負債水平

倘購回授權乃於建議購回期間內隨時全面行使，將不會對本公司所需具備之營運資金或其負債水平構成重大不利影響（相較本公司截至二零零四年十二月三十一日止年度帳目所披露之狀況而言）。倘因行使購回授權而對董事不時認為本公司所需具備之營運資金或其負債水平構成重大不利影響時（相較本公司截至二零零四年十二月三十一日止年度帳目所披露之狀況而言），董事不擬行使購回授權。

通告載於年報第128頁至第130頁。股東務請閱讀通告，並按照適用於股東週年大會之代表委任表格所印指示填妥表格及交回。

5. 於股東週年大會要求投票表決之程序

根據本公司組織章程細則第73條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟根據上市規則或任何其它適用法律、規則或條例或(於宣佈舉手表決結果之前或當時)以有效要求點票方式表決則作別論。以點票方式表決之要求可由下列提出：

(a) 主席；或

(b) 至少三名出席股東，或倘為一名公司股東，則為獲公司正式授權代表或委任代表並於當時有權於大會投票；或

(c) 任何一名或多名出席股東，或倘為一名公司股東，則為獲公司正式授權代表或委任代表，彼或彼等須代表可於股東大會投票之所有股東之總投票權不少於十分之一；或

(d) 任何一名或多名出席股東，或倘為一名公司股東，則為獲公司正式授權代表或委任代表，並持有附帶權利可於大會投票之本公司已繳股款股份，合共股份須可代表相等於附帶該項權利之所有已繳股款股份不少於十分之一。

6. 推薦

董事認為授予購回授權、發行授權、擴大發行授權及重選退任董事乃符合本公司及股東之利益，故推薦股東投票贊成將於股東週年大會上提呈之有關決議案。

此　致

本公司列位股東　台照

代表董事會
董事長
蔡來興

二零零五年四月二十八日

2. 建議本公司購回股份及發行股份之一般授權

本公司於二零零四年五月二十八日舉行之股東週年大會上授予董事一般性授權：(i)配發、發行及處理本公司於普通決議案通過之日已發行股本20%之股份及(ii)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10%之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或本公司組織章程細則規定須召開下屆股東週年大會之限期屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止（以較早者為準）。

股東週年大會亦將提呈兩項獨立普通決案，以一般授權方式授出發行授權予董事及將該等發行授權加入本公司根據購回授權而購回之股份數額。

上市規則規定的說明函件載於本通函附錄一。

3. 建議重選退任董事

根據本公司組織章程細則第92條及第101條，蔡來興先生、瞿定先生、呂明方先生、姚方先生、唐鈞先生及羅嘉瑞先生將於股東週年大會告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄二。

4. 股東週年大會

於股東週年大會上，將提呈若干普通決議案批准購回授權、發行授權及擴大發行授權。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

董事

執行董事：
蔡來興先生 *(董事長)*
瞿定先生 *(副董事長)*
呂明方先生 *(行政總裁)*
陸大鏞先生 *(常務副行政總裁)*
丁忠德先生
陸申先生
錢世政先生
姚方先生
唐鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港灣仔
告士打道39號
夏慤大廈26樓

敬啟者：

一般性授權購回股份
及發行股份
及
重選退任董事之建議

1. 緒言

本通函旨在向 閣下提供有關購回授權、發行授權及重選退任董事，及尋求 閣下在股東週年大會上批准(其中包括)該等事宜。

「收購守則」	指	香港公司收購、合併及股份購回守則；及
「元」及「仙」	指	港元及港仙。

「中國」	指	中華人民共和國；
「購回授權」	指	行使本公司所有權力購回不超過批准購回授權之決議案獲通過當日本公司已發行及繳足股份面值總額10%之一般性及無條件授權；
「證券及期貨條例」	指	證券及期貨條例（香港法例第571章）；
「股份」	指	本公司股本中每股面值0.10元股份；
「股東」	指	股份之登記持有人；
「上海投資」	指	上海投資控股有限公司，於英屬處女群島註冊成立的有限公司；
「上實集團」	指	上海實業（集團）有限公司，於香港註冊成立的有限公司；
「SIIC Capital」	指	SIIC Capital (B.V.I.) Ltd.，於英屬處女群島註冊成立的有限公司；
「上實崇明開發」	指	上海實業崇明開發建設有限公司，於英屬處女群島註冊成立的有限公司；
「上實崇明開發基金」	指	上海實業崇明開發建設基金有限公司，於香港註冊成立的有限公司；
「SIIC Treasury」	指	SIIC Treasury (B.V.I.) Ltd.，於英屬處女群島註冊成立的有限公司；
「STC」	指	Shanghai Industrial Investment Treasury Co. Ltd.，於英屬處女群島註冊成立的有限公司；
「聯交所」	指	香港聯合交易所有限公司；

在本通函內，除文義另有所指外，下列詞語之涵義如下：

「股東週年大會」	指	本公司將於二零零五年五月二十六日(星期四)下午三時正假座香港灣仔告士打道39號夏慤大廈26樓本公司會議室舉行之股東週年大會；
「年報」	指	隨同本通函發送予各股東之本公司年報；
「本公司」	指	上海實業控股有限公司，於香港註冊成立的有限公司，其股份於聯交所上市；
「關連人士」	指	本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(按上市規則所界定)；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「發行授權」	指	配發、發行及處理不超過於該決議案日期本公司已發行股本面值總額20%股份之一般性及無條件授權；
「最後實際可行日期」	指	二零零五年四月二十五日，即本通函付印前為確定其所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「通告」	指	載於本公司年報內一份日期為二零零五年四月二十八日之股東週年大會通告；

頁次

釋義 1

董事長函件

1. 緒言 4
2. 建議本公司購回股份及發行股份之一般授權 5
3. 建議重選退任董事 5
4. 股東週年大會 5
5. 於股東週年大會要求投票表決之程序 6
6. 推薦 6

附錄一 — 說明函件 7

附錄二 — 將重選之退任董事之個人資料 10

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函及隨附代表委任表格交予買主或承讓人，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

一般授權購回股份
及發行股份
及
重選退任董事之建議

上海實業控股有限公司謹訂於二零零五年五月二十六日(星期四)下午三時正假座香港灣仔告士打道39號夏慤大廈26樓本公司會議室舉行股東週年大會。股東週年大會通告已附於年報內。

無論　台端能否出席上述大會，務請按照隨附之代表委任表格上印列之指示將該表格填妥並盡快交回，且無論如何最遲須於大會指定舉行時間四十八小時前交回。股東填妥及交回代表委任表格後，屆時仍可親身出席大會並可於會上投票。

本說明函件載有根據上市規則之規定向本公司股東提供之全部必要資料。

二零零五年四月二十八日

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transfer all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.

SIIC 上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF INTEREST IN SHANGHAI MEDICAL INSTRUMENTS CO. LTD.

DISPOSAL OF INTEREST IN SHANGHAI SUNVE PHARMACEUTICAL CO. LTD.

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

ICEA

A subsidiary of ICBC

A letter from the board of directors of Shanghai Industrial Holdings Limited on the acquisition of interest in Shanghai Medical Instruments Co. Ltd. and the disposal of interest in Shanghai Sunve Pharmaceutical Co. Ltd. is set out on pages 4 to 14 of this circular and a letter from the Independent Board Committee (as defined herein) is set out on page 15 of this circular. A letter from ICEA Capital Limited containing its advice to the Independent Board Committee and the independent Shareholders in respect of the acquisition of interest in Shanghai Medical Instruments Co. Ltd. and the disposal of interest in Shanghai Sunve Pharmaceutical Co. Ltd. is set out on pages 16 to 28 of this circular.

13th May 2005

CONTENTS

Page

Definitions 1

Letter from the Board 4

1. Introduction 4
2. The Acquisition 6
3. The Disposal 8
4. Information on Medical Instruments 10
5. Information on Sunve Pharmaceutical 11
6. Discloseable and Connected Transactions 12
7. Reasons for and the Benefits of the Acquisition 12
8. Implications of the Acquisition on the Financial Accounts of the Group 13
9. Reasons for and the Benefits of the Disposal 13
10. Implications of the Disposal on the Financial Accounts of the Group 13
11. Businesses of the Group and SPGC 14
12. Additional Information 14

Letter from the Independent Board Committee 15

Letter from ICEA 16

Appendix — General Information 29

In this circular, the following expressions have the following meanings unless the context requires otherwise:

Term	Meaning
"Acquisition"	the proposed acquisition of the Acquisition Shares by SI United pursuant to the Acquisition Agreement
"Acquisition Agreement"	the agreement between SPGC and SI United in relation to the sale and purchase of the Acquisition Shares dated 21st April 2005
"Acquisition Conditions"	the conditions which must be fulfilled before the Acquisition Agreement takes effect
"Acquisition Shares"	40,000,000 shares of RMB1 each in the capital of Medical Instruments to be acquired under the Acquisition
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange
"Director(s)"	the director(s) of the Company
"Disposal"	the proposed disposal of the Equity Interest by SI Pharmaceutical pursuant to the Disposal Agreement
"Disposal Agreement"	the agreement between SPGC and SI Pharmaceutical in relation to the sale and purchase of the Equity Interest dated 21st April 2005
"Disposal Conditions"	the conditions which must be fulfilled before the Disposal Agreement takes effect
"Equity Interest"	an amount of RMB175,680,000 in the registered capital of Sunve Pharmaceutical to be disposed of under the Disposal
"Group"	the Company and its subsidiaries
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"ICEA"	ICEA Capital Limited a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, which has been appointed as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders as to whether the terms of the Acquisition and the Disposal are fair and reasonable so far as the independent Shareholders are concerned

"Independent Board Committee"	An independent committee of the Board comprising Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis
"Independent Third Parties"	parties independent of and not connected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries and their respective associates (as defined in the Listing Rules)
"Latest Practicable Date"	10th May 2005, being the latest practicable date prior to the publication of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Medical Instruments"	上海醫療器械股份有限公司 (Shanghai Medical Instruments Co. Ltd.), a joint stock limited liability company established under the laws of the PRC in which SI United holds a 59% shareholding; SPGC holds a 40% shareholding and two Independent Third Parties together hold 1% shareholding
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, Macau and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
"Shanghai Jin Bin"	上海金濱實業公司 (Shanghai Jin Bin Industrial Co.*), a company established under the laws of the PRC
"Shanghai Medical I&E"	上海醫藥進出口公司 (Shanghai Medical I&E Co.*), a company established under the laws of the PRC
"Shanghai Sunve"	上海三維有限公司 (Shanghai Sunve Co. Ltd.*), a limited liability company established under the laws of the PRC
"Share(s)"	share(s) of HK$0.1 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"SI Pharmaceutical"	S.I. Pharmaceutical Holdings Ltd., a limited liability company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SI United"	上海實業聯合集團股份有限公司 (Shanghai Industrial United Holdings Co. Ltd.), a joint stock limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on A Shares Market of the Shanghai Stock Exchange (stock code: 600607)

"SIH"	Shanghai Investment Holdings Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability
"SIIC Capital"	SIIC Capital (B.V.I.) Ltd., a limited liability company established under the laws of the British Virgin Islands
"SIIC CM Development"	SIIC CM Development Ltd., a limited liability company established under the laws of the British Virgin Islands
"SPGC"	上海醫藥(集團)有限公司 (Shanghai Pharmaceutical (Group) Co. Ltd.*), a limited liability company established under the laws of the PRC
"STC"	Shanghai Industrial Investment Treasury Co. Ltd., a limited liability company established under the laws of the British Virgin Islands
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sunve Pharmaceutical"	上海三維製藥有限公司 (Shanghai Sunve Pharmaceutical Co. Ltd.), a sino-foreign equity joint venture limited liability company established under the laws of PRC and owned by SI Pharmaceutical as to 48%, by Shanghai Sunve as to 49% and Shanghai Medical I&E as to 3%
"US$"	United States dollars, the lawful currency of the United States of America

In this circular, for reference purpose only and unless otherwise stated, the exchange rate at HK$1 = RMB1.06 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

* *The English name is an informal English translation of the official Chinese name.*

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Qu Ding *(Vice Chairman)*
Mr. Lu Ming Fang *(Chief Executive Officer)*
Mr. Lu Da Yong *(Executive Deputy CEO)*
Mr. Ding Zhong De
Mr. Lu Shen
Mr. Qian Shi Zheng
Mr. Yao Fang
Mr. Tang Jun

Independent Non-executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

13th May 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF INTEREST IN SHANGHAI MEDICAL INSTRUMENTS CO. LTD.

DISPOSAL OF INTEREST IN SHANGHAI SUNVE PHARMACEUTICAL CO. LTD.

1. INTRODUCTION

On 21st April 2005, the Directors announced that:

(1) SI United, a subsidiary of the Company, entered into the Acquisition Agreement with SPGC to acquire from SPGC 40,000,000 shares of RMB1 each in the capital of Medical Instruments, representing 40% of the total issued shares of Medical Instruments; and

(2) SI Pharmaceutical, a subsidiary of the Company, entered into the Disposal Agreement with SPGC to sell to SPGC an amount of RMB175,680,000 in the registered capital of Sunve Pharmaceutical representing 48% of the total equity interest in Sunve Pharmaceutical.

The consideration for the Acquisition amounts to RMB75,800,000 (equivalent to approximately HK$71,509,000). Such consideration will be paid in cash by SI United to SPGC on the date of completion of the Acquisition Agreement.

Medical Instruments is principally engaged in the design, development, manufacturing and distribution of medical apparatus including emergency room, operating room and dental equipment. The total issued share capital of Medical Instruments is owned by SI United as to 59% (by itself and indirectly through its subsidiary), by SPGC as to 40% and by two Independent Third Parties as to 0.5% each.

The consideration for the Disposal amounts to RMB155,800,000 (equivalent to approximately HK$146,981,000). Such consideration will be paid in cash by SPGC to SI Pharmaceutical on the date of completion of the Disposal Agreement.

Sunve Pharmaceutical is primarily engaged in the manufacturing and sale of raw pharmaceuticals. The total equity interest in Sunve Pharmaceutical is owned by SI Pharmaceutical as to 48%, by Shanghai Sunve as to 49% and by Shanghai Medical I&E as to 3%.

SPGC is a substantial shareholder of Medical Instruments, a subsidiary of the Company, and is therefore a connected person of the Company under the Listing Rules. Each of the Acquisition Agreement and the Disposal Agreement constitutes a discloseable and connected transaction for the Company under the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. The Company has obtained from the companies controlled by SIIC which hold approximately 57% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approvals of the Acquisition and the Disposal.

The Company has obtained from the Stock Exchange a waiver from the requirement to hold a general meeting of the Shareholders and permission for the independent Shareholders' approval of the Acquisition and the Disposal to be given in writing.

The Independent Board Committee has been appointed by the Board to consider the terms of the Acquisition and the Disposal. ICEA has been appointed as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders as to whether the terms of the Acquisition and the Disposal are fair and reasonable so far as the independent Shareholders are concerned.

The purpose of this circular is to (i) provide the Shareholders with further information on the Acquisition and the Disposal, (ii) to set out the letter from the Independent Board Committee and the letter of advice from ICEA to the Independent Board Committee and the independent Shareholders in respect of the Acquisition and the Disposal, and (iii) to give other information as required by the Listing Rules.

2. THE ACQUISITION

Date of the Acquisition Agreement

21st April 2005

Parties

Purchaser:	SI United
Vendor:	SPGC

Interests to be acquired

SI United has agreed to acquire from SPGC 40,000,000 shares of RMB1 each in the capital of Medical Instruments, representing 40% of the total issued shares of Medical Instruments.

Consideration

The consideration for the Acquisition amounts to RMB75,800,000 (equivalent to approximately HK$71,509,000). The consideration payable by SI United for the Acquisition will be paid in cash to SPGC on the date of completion of the Acquisition Agreement. Such payment will be made by SI United out of its internal resources.

The consideration for the Acquisition was determined after arm's length negotiations between SPGC and SI United by reference to the audited consolidated net asset value of Medical Instruments as at 31st December 2004 of approximately RMB185,282,000 (equivalent to approximately HK$174,794,000) according to the audited consolidated financial statements of Medical Instruments prepared in accordance with the generally accepted accounting principles in the PRC. The consideration for the Acquisition represents a premium of approximately 2.28% over the corresponding audited consolidated net asset value of the Acquisition Shares in the amount of approximately RMB74,113,000 (equivalent to approximately HK$69,918,000).

Acquisition Conditions

The Acquisition Agreement will take effect upon fulfillment of, inter alia, the following Acquisition Conditions:

(a) approval being obtained from Shanghai United Assets and Equity Exchange (a PRC government department) of the completion of the transfer of shares under the Acquisition Agreement;

(b) approval of the Acquisition Agreement and the transactions contemplated thereunder by the independent Shareholders at a general meeting convened by the Company or, if a waiver is granted by the Stock Exchange to the Company of the requirement to convene a general meeting in respect of the transaction under the Acquisition Agreement, written approval being obtained in respect of the Acquisition Agreement and the transactions contemplated thereunder from Shareholders with no material interest in such transactions (other than through shareholdings in the Company) holding more than 50% of the nominal value of all the Shares giving the right to attend and vote at the general meeting to approve the Acquisition Agreement and the transactions contemplated thereunder, in accórdance with the relevant requirement under the Listing Rules;

(c) approval of the Acquisition Agreement by the administration department of foreign investment of the People's Government of Shanghai Municipality (if required); and

(d) the obtaining of all other necessary approvals, consents and licences for completion of the Acquisition (if any).

There is no long-stop date for fulfillment of the Acquisition Conditions.

Regarding the condition under (b) above, as the Company has obtained a waiver from the Stock Exchange from the requirement to hold a general meeting of Shareholders to approve the Acquisition and the Disposal, and Shareholders with no material interest in such transactions (other than through shareholdings in the Company) holding more than 50% of the nominal value of all the Shares giving the right to attend and vote at the general meeting to approve the Acquisition have given their written approval of the Acquisition Agreement and the transactions contemplated thereunder, such condition has been fulfilled.

Completion

After fulfillment of the Acquisition Conditions, SI United and SPGC shall agree on a date for completion of the Acquisition Agreement. On such date of completion, SI United shall pay the consideration of RMB75,800,000 (equivalent to approximately HK$71,509,000) in full to SPGC in cash.

The consideration for the Acquisition has taken into account the rights, benefits and entitlements to distributions and dividends attached to the Acquisition Shares up to 31st December 2004. If completion of the Acquisition Agreement takes place before 1st July 2005, SI United will be entitled to all such entitlements attached to the Acquisition Shares up to completion of the Acquisition; otherwise the parties to the Acquisition Agreement shall resolve by way of negotiation.

As at the date of this circular, SI United together with its subsidiary hold a 59% shareholding in Medical Instruments. Upon completion of the Acquisition Agreement, SI United and its subsidiary will together hold a 99% shareholding in Medical Instruments.

After completion of the Acquisition Agreement, Medical Instruments will be converted from a joint stock limited liability company to a limited liability company.

3. THE DISPOSAL

Date of the Disposal Agreement

21st April 2005

Parties

Purchaser:	SPGC
Vendor:	SI Pharmaceutical

Interests to be disposed of

SI Pharmaceutical has agreed to dispose of an amount of RMB175,680,000 in the registered capital of Sunve Pharmaceutical, representing 48% of the total equity interest in Sunve Pharmaceutical, to SPGC.

Consideration

The consideration for the Disposal amounts to RMB155,800,000 (equivalent to approximately HK$146,981,000). As SI Pharmaceutical is a company incorporated outside the PRC, it is agreed that the consideration payable to SI Pharmaceutical for the Disposal will be paid in cash in US dollars equivalent (at the exchange rate of Renminbi to United States Dollars as announced by the State Administration of Foreign Exchange on the date of completion of the Disposal Agreement) by SPGC on the date of completion of the Disposal Agreement.

The consideration for the Disposal was determined after arm's length negotiations between SPGC and SI Pharmaceutical by reference to the audited consolidated net asset value of Sunve Pharmaceutical as at 31st December 2004 of approximately RMB270,793,000 (equivalent to approximately HK$255,465,000) according to the audited consolidated financial statements of Sunve Pharmaceutical prepared in accordance with the generally accepted accounting principles in the PRC. The consideration for the Disposal represents a premium of approximately 19.86% over the corresponding audited consolidated net asset value of the Equity Interest in the amount of approximately RMB129,981,000 (equivalent to approximately HK$122,624,000).

Disposal Conditions

The Disposal Agreement will take effect upon fulfillment of, inter alia, the following Disposal Conditions:

(a) written consent to the transfer of equity interest in Sunve Pharmaceutical from SI Pharmaceutical to SPGC pursuant to the Disposal Agreement and undertaking to waive the corresponding pre-emption right being obtained from Shanghai Sunve and Shanghai Medical I&E, the other shareholders of Sunve Pharmaceutical (as required under the applicable PRC laws);

(b) approval being obtained from Shanghai United Assets and Equity Exchange (a PRC government department) of the completion of the transfer of property under the Disposal Agreement;

(c) approval of the Disposal Agreement and the transactions contemplated thereunder by the independent Shareholders at a general meeting convened by the Company or, if a waiver is granted by the Stock Exchange to the Company of the requirement to convene a general meeting in respect of the transaction under the Disposal Agreement, written approval being obtained in respect of the Disposal Agreement and the transactions contemplated thereunder from Shareholders with no material interest in such transactions (other than through shareholdings in the Company) holding more than 50% of the nominal value of all the Shares giving the right to attend and vote at the general meeting to approve the Disposal Agreement and the transactions contemplated thereunder, in accordance with the relevant requirement under the Listing Rules;

(d) approval of the Disposal Agreement by the administration department of foreign investment of the People's Government of Shanghai Municipality;

(e) the issue of an approval by Shanghai Municipal Administration of Foreign Exchange to SPGC to acquire foreign currency for carrying out the transactions under the Disposal Agreement and all other necessary approvals, consents and licences for completion of the Disposal (if any); and

(f) satisfaction of the Acquisition Conditions.

Each of the parties to the Disposal Agreement has agreed to use its best endeavours to procure that the Disposal Conditions are fulfilled on or before 30th June 2005 or such other date as the parties may agree in writing.

Subject to fulfillment of the Disposal Conditions, it is expected that completion of the Disposal Agreement will take place by 30th June 2005. The Disposal Agreement is conditional upon, among others, fulfillment of the Acquisition Conditions, while the Acquisition Agreement is not conditional upon the Disposal Conditions.

Regarding the condition under (c) above, as the Company has obtained a waiver from the Stock Exchange from the requirement to hold a general meeting of Shareholders to approve the Acquisition and the Disposal, and Shareholders with no material interest in such transactions (other than through shareholdings in the Company) holding more than 50% of the nominal value of all the Shares giving the right to attend and vote at the general meeting to approve the Disposal have given their written approval of the Disposal Agreement and the transactions contemplated thereunder, such condition has been fulfilled.

Completion

After fulfillment of the Disposal Conditions, SI Pharmaceutical and SPGC shall agree on a date for completion of the Disposal Agreement.

Completion of the Disposal Agreement shall take place at the same time as the completion of the Acquisition Agreement. On such date of completion, SPGC shall pay the consideration of RMB155,800,000 (equivalent to approximately HK$146,981,000).

The consideration for the Disposal has taken into account the rights, benefits and entitlements to distributions and dividends attached to the Equity Interest up to 31st December 2004. If completion of the Disposal Agreement takes place before 1st July 2005, SPGC will be entitled to such entitlements attached to the Equity Interest up to completion of the Disposal; otherwise the parties to the Disposal Agreement shall resolve by way of negotiation.

After completion of the Disposal, the Group will cease to have any equity interest in Sunve Pharmaceutical.

4. INFORMATION ON MEDICAL INSTRUMENTS

Medical Instruments is principally engaged in the design, development, manufacturing and distribution of medical apparatus including emergency room, operating room and dental equipment.

Share capital

Medical Instruments has a total issued share capital of RMB100,000,000 divided into 100,000,000 shares of RMB1 each. The total issued shares in Medical Instruments are held by the following shareholders before completion of the Acquisition in the following manner:

Name of shareholder	No. of shares held	Percentage shareholding
SPGC	40,000,000	40%
SI United and its subsidiary	59,000,000	59%
Ding Wen Xiang* (丁文祥)	500,000	0.5%
Shanghai Jin Bin	500,000	0.5%

The shareholding structure of Medical Instruments immediately after completion of the Acquisition will be as follows:

Name of shareholder	No. of shares held	Percentage shareholding
SI United and its subsidiary	99,000,000	99%
Ding Wen Xiang* (丁文祥)	500,000	0.5%
Shanghai Jin Bin	500,000	0.5%

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Medical Instruments for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December	
	2004	**2003**
	RMB'000	*RMB'000*
Profit before taxation and minority interests	22,529	20,635
Profit after taxation and minority interests	18,124	17,234

* *The English name is an informal English translation of the official Chinese name.*

The audited consolidated net asset value and the total asset value of Medical Instruments as at 31st December 2004 amounted to approximately RMB185,282,000 (equivalent to approximately HK$174,794,000) and approximately RMB476,063,000 (equivalent to approximately HK$449,116,000) respectively.

The audited consolidated turnover of Medical Instruments for the year ended 31st December 2004 amounted to approximately RMB615,649,000 (equivalent to approximately HK$580,801,000).

The original purchase cost of the Acquisition Shares to SPGC, the vendor under the Acquisition, was approximately RMB40,000,000 (equivalent to approximately HK$37,736,000)

5. INFORMATION ON SUNVE PHARMACEUTICAL

Sunve Pharmaceutical is primarily engaged in the manufacturing and sale of raw pharmaceuticals.

Share capital

Sunve Pharmaceutical has a registered capital of RMB366,000,000 which is owned by SI Pharmaceutical as to 48% by Shanghai Sunve as to 49%, and by Shanghai Medical I&E as to 3% before completion of the Disposal. Both Shanghai Sunve and Shanghai Medical I&E are Independent Third Parties. Neither Shanghai Sunve nor Shanghai Medical I&E participate in the Disposal, save that they will be requested to give their consent to the transfer of equity interest under the Disposal and a waiver of the corresponding pre-emption rights as required under applicable PRC laws.

After completion of the Disposal, Sunve Pharmaceutical will be owned by SPGC as to 48%, by Shanghai Sunve as to 49% and by Shanghai Medical I&E as to 3%.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Sunve Pharmaceutical for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December	
	2004	**2003**
	RMB'000	*RMB'000*
Profit before taxation and minority interests	48,957	51,547
Profit after taxation and minority interests	47,271	50,246

The audited consolidated net asset value and the total asset value of Sunve Pharmaceutical as at 31st December 2004 amounted to approximately RMB270,793,000 (equivalent to approximately HK$255,465,000) and approximately RMB536,652,000 (equivalent to approximately HK$506,275,000) respectively.

The audited consolidated turnover of Sunve Pharmaceutical for the year ended 31st December 2004 amounted to approximately RMB375,839,000 (equivalent to approximately HK$354,565,000).

6. DISCLOSEABLE AND CONNECTED TRANSACTIONS

SPGC is a substantial shareholder of Medical Instruments, a subsidiary of the Company, and is therefore a connected person of the Company. SPGC is interested in the Acquisition as being the vendor of the Acquisition Shares and a party to the Acquisition Agreement, and in the Disposal as being the purchaser of the Equity Interest and a party to the Disposal Agreement.

Each of the Acquisition Agreement and the Disposal Agreement constitutes a connected transaction of the Company under the Listing Rules, and are subject to the reporting, announcement and independent Shareholders' approval requirements under the Listing Rules. Each of the Acquisition Agreement and the Disposal Agreement also constitutes a discloseable transaction of the Company under the Listing Rules.

The Board has appointed the Independent Board Committee to advise the independent Shareholders as to the fairness and reasonableness of the Acquisition and the Disposal. ICEA has been appointed as the independent financial adviser to provide its opinion to the Independent Board Committee and the independent Shareholders in connection with the Acquisition and the Disposal.

If an extraordinary general meeting is convened by the Company for approving the Acquisition and the Disposal, no Shareholder will be required to abstain from voting. The Company has obtained from the Stock Exchange a waiver from the requirement to hold a general meeting of the Shareholders and permission for the independent Shareholders' approval of the Acquisition and the Disposal to be given in writing. SIH, SIIC Capital and SIIC CM Development, being companies controlled by SIIC which together hold approximately 57% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company as at the Latest Practicable Date, have given their written approvals of the Acquisition and the Disposal.

Each of SIH (holding 468,066,000 Shares), SIIC Capital (holding 80,000,000 Shares) and SIIC CM Development (holding 10,000 Shares) is a wholly-owned subsidiary of SIIC and these companies together constitute a closely allied group of Shareholders under Rule 14.45 of the Listing Rules. None of these companies has a material interest in the Acquisition Agreement or the Disposal Agreement other than through shareholdings in the Company.

7. REASONS FOR AND THE BENEFITS OF THE ACQUISITION

With a recorded revenue of more than RMB600 million and a net profit before taxation and minority interest of over RMB22.5 million in 2004 from its medical equipment business, Medical Instruments has a solid business foundation and a considerable presence in the local medical equipment market in Shanghai. Medical Instruments has served as the Group's business development platform in the field of medical equipment. Hence, the Group's acquisition of additional equity interest in Medical Instruments and increasing its holding to a 99% stake will be in line with the strategic business development of the Group's medical business.

The executive Directors consider that the Acquisition Agreement is on normal commercial terms and the terms including the consideration are fair and reasonable so far as the Company and the Shareholders taken as a whole are concerned.

8. IMPLICATIONS OF THE ACQUISITION ON THE FINANCIAL ACCOUNTS OF THE GROUP

Prior to completion of the Acquisition, the Company (through its subsidiary) already holds a 59% shareholding in Medical Instruments, and the financial results of Medical Instruments as a subsidiary of the Group (including its earnings, assets and liabilities) have been consolidated into and reflected in the financial results of the Group. After completion of the Acquisition, Medical Instruments will remain a subsidiary of the Group and its financial results will continue to be consolidated into and reflected in the financial results of the Group. The Directors thus consider that the Acquisition will have no material impact on the financial accounts of the Group.

9. REASONS FOR AND THE BENEFITS OF THE DISPOSAL

The Company (through its subsidiary) does not have a controlling stake in Sunve Pharmaceutical, thus making its control over the operations and management of the company rather passive. As part of the internal restructuring of the Group and in view of the potential gain from the Disposal, the Directors consider that the Disposal would be beneficial to the business development of the Group.

By reference to the unaudited consolidated management accounts of Sunve Pharmaceutical, the unaudited carrying value of the Equity Interest in the financial accounts of the Group as at 31st March 2005 amounted to approximately RMB126,473,000 (equivalent to approximately HK$119,314,000). The Group's expected gain from the Disposal is approximately HK$27,000,000 subject to the financial position of Sunve Pharmaceutical up to the completion of the Disposal.

The Group intends to use the proceeds from the Disposal on new investment projects which may be identified as appropriate for the development of its medicine business.

The executive Directors consider that the Disposal Agreement is on normal commercial terms and the terms including the consideration are fair and reasonable so far as the Company and the Shareholders taken as a whole are concerned.

10. IMPLICATIONS OF THE DISPOSAL ON THE FINANCIAL ACCOUNTS OF THE GROUP

Prior to completion of the Disposal, the Company (through its subsidiary) holds a 48% equity interest in Sunve Pharmaceutical, and such interest in Sunve Pharmaceutical is equity accounted for as an interest in an associated company in the financial accounts of the Group. Although Sunve Pharmaceutical will cease to be equity accounted for as an associated company in the financial accounts of the Group after completion of the Disposal, in view of the earnings, assets and liabilities of Sunve Pharmaceutical, the Directors consider that the Disposal will have no material impact on the financial accounts of the Group.

11. BUSINESSES OF THE GROUP AND SPGC

The Group is principally engaged in the businesses of infrastructure facilities, medicine, consumer products and information technology.

SI United is a subsidiary of the Group owned by the Company as to approximately 56.63%, the A shares of which are listed on the Shanghai Stock Exchange. SI United and its subsidiaries are principally engaged in the manufacture and sale of biomedicine and commercial network operations.

SI Pharmaceutical is a wholly-owned subsidiary of the Company and an investment holding company.

SPGC is engaged in the sale and distribution of, inter alia, anti-biotics, subscription medicines, Chinese medicines and OTC, raw pharmaceuticals.

12. ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee and the letter from ICEA, the independent financial adviser to the Independent Board Committee and the independent Shareholders, and additional information set out in the appendix to this circular.

Yours faithfully,
for and on behalf of the Board
CAI LAI XING
Chairman

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code : 363)

13th May 2005

To the independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

ACQUISITION OF INTEREST IN SHANGHAI MEDICAL INSTRUMENTS CO. LTD.

DISPOSAL OF INTEREST IN SHANGHAI SUNVE PHARMACEUTICAL CO. LTD.

We refer to the circular of the Company dated 13th May 2005 (the "Circular") to the Shareholders, of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Acquisition and the Disposal are fair and reasonable so far as the independent Shareholders are concerned.

ICEA has been appointed by the Company as the independent financial adviser to advise us and the independent Shareholders regarding the terms of the Acquisition and the Disposal. Details of its advice, together with the principal factors taken into consideration in arriving at such, are set out in its letter on pages 16 to 28 of the Circular.

Your attention is drawn to the letter from the Board set out on pages 4 to 14 of the Circular and the additional information set out in the appendix.

Having taken into account the terms of the Acquisition and the Disposal, and the advice given by ICEA, we consider that the Acquisition and the Disposal are on normal commercial terms, are fair and reasonable and are in the interest of the Company and its independent Shareholders as a whole.

Yours faithfully,
Dr. Lo Ka Shui Prof. Woo Chia-Wei Mr. Leung Pak To, Francis
Independent Board Committee

The following is the text of the letter of advice to the Independent Board Committee and the independent Shareholders from ICEA in relation to the discloseable and connected transactions for the purpose of incorporation in this circular.

ICEA 工商東亞
A subsidiary of ICBC 中國工商銀行集團成員

ICEA Capital Limited
42nd Floor, Jardine House
1 Connaught Place, Central, Hong Kong
Tel: (852) 2231 8000
Fax: (852) 2525 0967

工商東亞融資有限公司
香港中環康樂廣場一號
怡和大廈四十二樓
總機：(852) 2231 8000
傳真：(852) 2525 0967

13th May 2005

To the Independent Board Committee and the independent Shareholders of Shanghai Industrial Holdings Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF INTEREST IN SHANGHAI MEDICAL INSTRUMENTS CO., LTD.

DISPOSAL OF INTEREST IN SHANGHAI SUNVE PHARMACEUTICAL CO., LTD.

INTRODUCTION

We refer to our engagement as independent financial adviser to advise the Independent Board Committee and the independent Shareholders with respect to the discloseable and connected transactions contemplated thereunder. This letter has been prepared for inclusion in the circular dated 13th May 2005 (the "**Circular**") issued to the independent Shareholders and capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

On 21st April 2005, SI United, a subsidiary of the Company, entered into the Acquisition Agreement with SPGC to acquire from SPGC 40,000,000 shares of RMB1 each in the capital of Medical Instruments, representing 40% of the total issued shares of Medical Instruments.

On 21st April 2005, SI Pharmaceutical, a subsidiary of the Company, entered into the Disposal Agreement with SPGC to sell to SPGC an amount of RMB175,680,000 in the registered capital of Sunve Pharmaceutical representing 48% of the total equity interest in Sunve Pharmaceutical.

SPGC is a substantial shareholder of Medical Instruments, a subsidiary of the Company, and is therefore a connected person of the Company under the Listing Rules. Pursuant to the Listing Rules, each of the Acquisition and the Disposal constitutes both discloseable and connected transaction for the Company, which will be subject to, amongst other things, independent shareholders' approval requirements under the Listing Rules.

Insofar as the Directors are aware, no Shareholder has any interest in the Acquisition Agreement and the Disposal Agreement or is connected in any way with the parties thereto which would require such Shareholder to abstain from voting at any Shareholder meeting convened to consider the Acquisition Agreement and the Disposal Agreement.

The Company has obtained from the Stock Exchange a waiver from the requirement to hold a general meeting of the Shareholders and permission for the independent Shareholders' approval of the Acquisition and the Disposal to be given in writing.

The Company has obtained from SIH, SIIC Capital and SIIC CM Development, being companies controlled by SIIC which together hold approximately 57% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company as at the Latest Practicable Date, have no interest in the Acquisition Agreement and the Disposal Agreement (save and except through their equity interest in the Company) and have given written approvals of the Acquisition and the Disposal.

The Independent Board Committee has been formed to advise the independent Shareholders on whether the terms and conditions of the Acquisition Agreement, the Disposal Agreement and the transactions contemplated thereunder are fair and reasonable and in the interest of the Company and the independent Shareholders as a whole.

We, ICEA, have been retained as the independent financial adviser to advise the Independent Board Committee and the independent Shareholders as to whether or not the terms of the Acquisition Agreement, the Disposal Agreement and the transactions contemplated thereunder, from a financial perspective, are fair and reasonable and in the interest of the Group as a whole so far as the independent Shareholders are concerned.

In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information and facts about the Acquisition and the Disposal supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that each of the Acquisition Agreement and the Disposal Agreement, is enforceable against each of the parties thereto in accordance with its terms and that each of the parties will perform, and will be able to perform its obligations thereunder, and as otherwise described in the Circular, in full when due. We have also assumed that all information, representations and opinions contained or referred to in the Circular are true, accurate, and complete in all material respects as of the date hereof and have relied upon them.

We have been advised by the Directors that no material facts have been omitted from the information provided and referred to in the Circular and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business and affairs of the Company, Medical Instruments, Sunve Pharmaceutical or any of their respective subsidiaries and associated companies. We have further assumed that all material governmental, regulatory, or other consents and approvals necessary for the effectiveness and implementation of the Acquisition and the Disposal have been or will be obtained, without any adverse effect on the Company or the contemplated benefits to the Company.

This letter is for the information of the Independent Board Committee and the independent Shareholders solely in connection with their consideration of the Acquisition and the Disposal and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

ICEA is a licensed corporation to carry out regulated activities of dealing in securities and advising on corporate finance under the SFO. ICEA and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Acquisition and the Disposal, we have taken into consideration the following principal factors and reasons. Our conclusions are based on the results of all the analyses taken as a whole.

1. Background information

(a) *Background information on the Company*

The Group is principally engaged in the businesses of infrastructure facilities, medicine, consumer products and information technology. The single largest shareholder of the Company is SIIC, interested in approximately 57% in the issued share capital of the Company as at the Latest Practicable Date. SIIC is the largest overseas enterprise established by the Shanghai Municipal Government outside Mainland China. The Company is the flagship listed subsidiary of SIIC.

(b) *Overview of the medical industry in the PRC*

Based on the 2004 China Statistical Yearbook published by National Bureau of Statistics of China, we note that government budgetary expenditure for public health and social medicine increased from approximately RMB52.2 billion (equivalent to approximately HK$49.2 billion) in 1997 to approximately RMB86.5 billion (equivalent to approximately HK$81.6 billion) in 2002 with a compound annual growth rate ("**CAGR**") of approximately 10.6% while resident individual medical expenditure increased from approximately RMB192.5 billion (equivalent to approximately HK$181.6 billion) in 1997 to approximately RMB331.7 billion (equivalent to approximately HK$312.9 billion) in 2002 with a CAGR of approximately 11.5%. During the period, both the CAGR of government budgetary expenditure for public health and social medicine and the CAGR of resident individual medical expenditure outpaced the CAGR of gross domestic product in the PRC of approximately 7.2%.

Based on our review of the 2004 China Statistical Yearbook, we note the general trend of increasing disposable income and health awareness of the PRC population, the aging population, prevalence of disease among the middle-aged and aged population and the government encouragement of the medical industry in the PRC. These trends have become the driving forces for the growth of medical industry in the PRC.

(c) ***The Group's strategy in medical industry***

As mentioned in the Company's 2004 annual result announcement, it has been the strategy of the Group to strengthen and develop its medical businesses through acquisition of high quality medical business and divestment of non-core businesses.

The Group is committed to restructure its businesses and to acquire companies with strength in scale, brand and competitiveness. The Group will also continue to consolidate its business units, establishing a solid foundation for future growth.

2. The Acquisition

(a) ***Information on the interests to be acquired***

On 21st April 2005, SI United, a subsidiary of the Company, entered into the Acquisition Agreement with SPGC to acquire from SPGC 40,000,000 shares of RMB1 each in the capital of Medical Instruments, representing 40% of the total issued shares of Medical Instruments. Medical Instruments is principally engaged in the design, development, manufacturing and distribution of medical apparatus including emergency room, operating room and dental equipment.

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Medical Instruments for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December	
	2004	**2003**
	RMB'000	*RMB'000*
Profit before taxation and minority interests	22,529	20,635
Profit after taxation and minority interests	18,124	17,234

The audited consolidated net asset value and the total asset value of Medical Instruments as at 31st December 2004 amounted to approximately RMB185,282,000 (equivalent to approximately HK$174,794,000) and approximately RMB476,063,000 (equivalent to approximately HK$449,116,000) respectively.

The audited consolidated turnover of Medical Instruments for the year ended 31st December 2004 amounted to approximately RMB615,649,000 (equivalent approximately HK$580,801,000).

(b) ***Reasons for and benefits of the Acquisition***

As mentioned in the paragraph headed letter from the Board ("**Letter from the Board**") set out in the Circular, it is the strategy of the Group to develop its medical business.

We also note in the Letter from the Board that the Directors are of the view that Medical Instruments has a solid business foundation and a considerable presence in local medical equipment market in Shanghai. Medical Instruments has served as the Group's business platform in the field of medical equipment.

The Acquisition would enlarge the scale of the Group's business in the medical equipment business. We concur with the opinion of the Directors that the acquisition of additional equity interest in Medical Instruments from 59% to 99% is in line with the strategic business development of the Group's medical business. We are of the opinion that the Acquisition would enlarge the scale of the Group' business in the medical equipment business, as well as strengthening the Group's position in the medical industry in the PRC. The Acquisition is beneficial to the long-term development of the Group.

(c) ***Basis of the consideration for the Acquisition***

The consideration for the Acquisition ("**Medical Instruments Consideration**") amounts to RMB75,800,000 (equivalent to approximately HK$71,509,000). The consideration payable by SI United for the Acquisition will be paid in cash to SPGC on the date of completion of the Acquisition Agreement. Such payment will be made by SI United out of its internal resources.

As mentioned in the Letter from the Board, the Medical Instruments Consideration was determined after arm's length negotiations between SPGC and SI United by reference to the audited consolidated net asset value of Medical Instruments as at 31st December 2004 of approximately RMB185,282,000 (equivalent to approximately HK$174,794,000) according to the audited consolidated financial statements of Medical Instruments prepared in accordance with the generally accepted accounting principles in the PRC.

In assessing the fairness and reasonableness of the consideration for the Acquisition, we have considered the following:

The revenue of Medical Instruments is derived from medical apparatus business in the PRC, the comparable companies we have chosen are companies listed on the Stock Exchange which are principally engaged in the manufacturing and sales of medical equipment ("**Medical Equipment Comparables**"). It should be noted that companies listed on the Shanghai Stock Exchange and Shenzhen Stock Exchange have relatively different trading multiples with companies listed on the Stock Exchange, and therefore not considered as an appropriate benchmark for trading multiples analysis.

We set out in the following table the relevant ratios of the Medical Equipment Comparables based on their respective share prices as at the Latest Practicable Date and their latest published audited full year financial statements.

	Medical Equipment Comparables	Closing price as at the Latest Practicable Date	Turnover of the latest published annual results *(HKD in millions)*	Net profit of the latest published annual results *(HKD in millions)*	Net asset value of the latest published annual results *(HKD in millions)*	PER	P/NAV	PSR
(1)	Golden Meditech Co. Ltd.	1.460	174.60	107.90	751.80	14.12	2.43	8.71
(2)	Medical China Ltd.	0.065	31.60	3.60	116.71	15.12	0.48	1.72
(3)	Wanji Pharmaceutical Holdings Ltd.	0.187	18.30	(8.20)	13.60	n/a	7.51	5.58
(4)	Shandong Weigao Group	1.040	407.80	65.90	377.50	13.80	2.59	2.22
		Average				**14.35**	**3.25**	**4.56**
		Range				**13.80–15.12**	**0.48–7.51**	**1.72–8.71**
		Medical Instruments Consideration				**10.50**	**1.02**	**0.31**

Source: Bloomberg

(i) *PER*

As shown in the table above, the price to earnings ratio ("**PER**") for the Medical Instruments Consideration is both lower than the range and the average of trading multiples of Medical Equipment Comparables.

(ii) *P/NAV*

As illustrated above, the price to net asset value ratio ("**P/NAV**") for the Medical Instruments Consideration of approximately 1.02 is within the range and lower than the average trading multiples.

(iii) *PSR*

The price to sales ratio ("**PSR**") for the Medical Instruments Consideration of approximately 0.31 is both lower than the range and the average trading multiples of Medical Equipment Comparables.

Based on the above, we consider the Medical Instruments Consideration is fair and reasonable so far as the Company and the independent Shareholders are concerned.

(d) *Conditions of the Acquisition Agreement*

The taking effect of the Acquisition Agreement is conditional upon fulfillment of various conditions. Details of the conditions precedent to the Acquisition Agreement taking effect are set out in the section headed "Acquisition Conditions" in the Letter from the Board.

(e) *Financial impact*

This section sets out various analyses on the potential financial effects of the Acquisition, which were prepared based on the audited financial results of the Group and Medical Instruments for the financial year ended 31st December 2004. The audited financial results of the Group was prepared based on Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants; while the audited financial results of Medical Instruments and SI United were prepared based on the generally accepted accounting principles in the PRC. It should be noted that there will be no material effect arise from different accounting standards to the financial impact of the Acquisition set out in this section.

(i) *Effect on net asset value*

Based on our discussion with the management of the Company, we understand that there will be no material change to the net asset value of the Group as a result of the Acquisition.

(ii) *Effect on earnings*

The consolidated net profit of Medical Instruments for the financial year ended 31st December 2004 was approximately RMB18,124,000 (equivalent to approximately HK$17,098,000). Upon completion of the Acquisition, the Group's equity interest in Medical Instruments will increase from 59% to 99%, increasing the profit contribution of Medical Instruments to the Group. In this connection, we consider the Acquisition is in the interest of the Company and the independent Shareholders as a whole.

(iii) *Effect on working capital*

The consideration for the Acquisition of RMB75,800,000 (equivalent to approximately HK$71,509,000) will be settled entirely by cash, which will be funded by internal resources of SI United.

Based on our review of the audited financial statements of SI United for the year ended 31st December 2004, we note that as at 31st December 2004, SI United had consolidated cash and bank balances, and consolidated working capital of approximately RMB453,132,000 (equivalent to approximately HK$427,483,000) and approximately RMB544,142,000 (equivalent to approximately HK$513,341,000), respectively. We are of the opinion that SI United has sufficient internal resources to pay the Acquisition.

3. The Disposal

(a) *Information on the interests to be disposed of*

On 21st April 2005, SI Pharmaceutical, a subsidiary of the Company, entered into the Disposal Agreement with SPGC to sell to SPGC an amount of RMB175,680,000 in the registered capital of Sunve Pharmaceutical representing 48% of the total equity interest in Sunve Pharmaceutical. Sunve Pharmaceutical is primarily engaged in the manufacturing and sale of raw pharmaceuticals.

The audited operating profit/(loss), audited investment income, audited consolidated profit before taxation and minority interests, and the audited consolidated profit after taxation and minority interests of Sunve Pharmaceutical for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December	
	2004	**2003**
	RMB'000	*RMB'000*
Operating profit/(loss)	3,734	(33,486)
Investment income	46,863	89,591
Profit before taxation and minority interests	48,957	51,547
Profit after taxation and minority interests	47,271	50,246

The audited consolidated net asset value and the total asset value of Sunve Pharmaceutical as at 31st December 2004 amounted to approximately RMB270,793,000 (equivalent to approximately HK$255,465,000) and approximately RMB536,652,000 (equivalent to approximately HK$506,275,000) respectively.

The audited consolidated turnover of Sunve Pharmaceutical for the year ended 31st December 2004 amounted to approximately RMB375,839,000 (equivalent to approximately HK$354,565,000).

(b) ***Reasons for and benefits of the Disposal***

The Directors considered that the Company (through its subsidiary) does not have a controlling stake in Sunve Pharmaceutical, thus making its control over the operation and management of the company rather passive. As part of the internal restructuring of the Group and in view of the potential gain from the Disposal, the Directors considered that the Disposal would be beneficial to business development of the Group. The Group intends to use the proceeds from the Disposal on new investment projects for the development of the Group's medical business.

We note that the Group is a passive investor in Sunve Pharmaceutical, is not actively participating in the day-to-day business operations of Sunve Pharmaceutical and that going forward the Group will, in the Directors' view, unlikely be able to realize any significant business synergies from its investment in Sunve Pharmaceutical. Based on our review of the 2004 annual report of the Company, we note that there are no related parties transactions between the Group and Sunve Pharmaceutical. As the business operations of the Group and Sunve Pharmaceutical are independent of each other, the Disposal will not affect the Group's business.

Based on our discussion with the management of the Group, we note that there are uncertainties regarding the future operations of Sunve Pharmaceutical due to the following factors:

(i) in May 2004, National Development and Reform Commission of the PRC has announced a price control policy to certain types of anti-bacteria drugs in the PRC, affecting the related pharmaceutical industry in the PRC; and

(ii) in December 2004, Shanghai Roche Pharmaceutical Company Limited ("**Roche Pharmaceutical**"), an associate of Sunve Pharmaceutical, has disposed of the non-prescription drug business to a third party. For the two years ended 31st December 2004, Sunve Pharmaceutical's share of profit from Roche Pharmaceutical amounted to RMB38,484,000 (equivalent to approximately HK$36,306,000) and RMB49,013,000 (equivalent to approximately HK$46,239,000) (including a gain on disposal of non-prescription drug business of approximately RMB12,848,000 (equivalent to approximately HK$12,121,000)) respectively. The Directors considered that the disposal of non-prescription drug business increases uncertainties of the future financial performance of Roche Pharmaceutical as well as Sunve Pharmaceutical.

In view of the above, we concur with the opinion of the Company's management that the Disposal represents an opportunity for the Group to exit from this passive investment which the Group does not have a controlling stake, and provides resources to capture good investment opportunities in the medical business when arise. Taking into consideration of the above factors and the uncertainties of the financial performance of Sunve Pharmaceutical in the future, we consider the Disposal is in the interest of the Company and the independent Shareholders as a whole.

(c) ***Basis of the consideration of the Disposal***

The consideration for the Disposal ("**Sunve Pharmaceutical Consideration**") amounts to RMB155,800,000 (equivalent to approximately HK$146,981,000).

As stated in the Letter from the Board, the Sunve Pharmaceutical Consideration was determined after arm's length negotiations between SPGC and SI Pharmaceutical by reference to the audited consolidated net asset value of Sunve Pharmaceutical as at 31st December 2004 of approximately RMB270,793,000 (equivalent to approximately HK$255,465,000) according to the audited consolidated financial statements of Sunve Pharmaceutical prepared in accordance with the generally accepted accounting principles in the PRC.

In assessing the fairness and reasonableness of the consideration for the Disposal, we have considered the following:

The revenue of Sunve Pharmaceutical is derived from the manufacturing and sale of raw pharmaceuticals in the PRC, the comparable companies we have chosen are companies listed on the Stock Exchange which are principally engaged in the manufacturing and sale of pharmaceuticals ("**Drugs Comparables**"). It should be noted that companies listed on the Shanghai Stock Exchange and Shenzhen Stock Exchange have relatively different trading multiples with companies listed on the Stock Exchange, and therefore not considered as an appropriate benchmark for trading multiples analysis.

Based on the above selection criteria, we set out in the following table the relevant ratios of Drugs Comparables based on their respective share prices as at the Latest Practicable Date and their latest published audited full year financial statements.

	Drugs Comparables	Closing price as at the Latest Practicable Date	Turnover of the latest published annual results *(HKD in millions)*	Net profit of the latest published annual results *(HKD in millions)*	Net asset value of the latest published annual results *(HKD in millions)*	PER	P/NAV	PSR
1)	Changchun Da Xing Pharmaceutical Co. Ltd.	0.245	95.80	39.90	244.00	3.71[(1)]	0.72	1.52
2)	China Medical Science Ltd.	0.125	171.50	(43.80)	87.00	n/a	0.82	0.36[(1)]
3)	China Pharmaceutical Group	1.610	2,450.60	245.00	2,269.10	10.13	1.10	1.01
4)	Extrawell Pharmaceutical Holdings Ltd.	0.182	215.60	14.60	423.30	30.23[(1)]	1.20	1.93
5)	Jilin Province Huinan Changlong Bio-pharmacy	0.165	84.00	8.60	202.23	11.67	0.51	1.17
6)	Lee's Pharmaceutical Holdings Ltd.	0.170	30.40	(3.30)	36.88	n/a	1.69	1.74
7)	LifeTec Group Ltd.	0.080	64.20	(61.00)	225.31	n/a	0.82	3.20
8)	Shandong Xinhua Pharmaceutical Co. Ltd.	1.290	1,524.40	(52.50)	1,373.60	n/a	0.46[(1)]	0.41
9)	Sino Biopharmaceutical Ltd.	1.950	1,039.70	168.30	670.60	23.21	8.80[(1)]	3.75
10)	Venturepharm Laboratories Ltd.	0.495	36.20	10.70	98.95	17.51	2.10	5.23[(1)]
		Average				16.08	1.82	2.03
		Average excluding extremities				**15.63**	**1.12**	**1.84**
		Range				3.71–30.23	0.46–8.80	0.36–5.23
		Range excluding the extremities				**10.13–23.21**	**0.51–2.10**	**0.41–3.75**
		Sunve Pharmaceutical Consideration				**6.90**	**1.20**	**0.86**

Note:

(1) As the range of the respective evaluation parameters of the Drugs Comparables are substantially wide and comprising extreme values, these averages may not be an accurate representation of the actual market benchmark of the respective evaluation parameters. Therefore, for the purpose of obtaining a more meaningful and appropriate comparison benchmark, we have excluded the highest and lowest extreme values for each of the evaluation parameters as marked in the table above.

Source: Bloomberg

(i) *PER and PSR*

Based on our review of the audited financial statements of Sunve Pharmaceutical for the year ended 31st December 2004, we note that Sunve Pharmaceutical recorded accumulated losses of approximately RMB114,884,000 (equivalent to HK$108,382,000) as at 31st December 2004. Based on our discussion with the management of the Company, loss incurred by Sunve Pharmaceutical in previous years was principally due to keen competition and price pressure on its major products. The net profit of Sunve Pharmaceutical for the two years ended 31st December 2004 were mainly derived from the share of profit from Roche Pharmaceutical. For the two years ended 31st December 2004, share of profit from Roche Pharmaceutical represents 76.6% and 103.7% of the net profit of Sunve Pharmaceutical. As mentioned in paragraph headed "Reasons for and benefits of the Disposal" above, we note that the National Development and Reform Commission of the PRC has announced a price control policy to certain types of anti-bacteria drugs in the PRC in May 2004, affecting the related pharmaceutical industry in the PRC. We also note that, Roche Pharmaceutical an associate of Sunve Pharmaceutical, has disposed of its the non-prescription drug business to a third party in December 2004. Such disposal increases uncertainties to the future financial performance of Roche Pharmaceutical as well as Sunve Pharmaceutical. In view of (i) the net profit of Sunve Pharmaceutical for the year ended 31st December 2004 was mainly derived from the share of profit from Roche Pharmaceutical; (ii) without taking into account the share of profit from Roche Pharmaceutical, Sunve Pharmaceutical had operating loss for the year ended 31st December 2003; and (iii) the uncertainties regarding future profitability of Sunve Pharmaceutical, we are of the opinion that profitability is not a good reference to the value of Sunve Pharmaceutical, and trading multiples of PER and PSR are therefore not good benchmarks for evaluating the Sunve Pharmaceutical Consideration.

(ii) *P/NAV*

As illustrated in the table above, the overall average P/NAV for the Drugs Comparables is approximately 1.82 times (including the extremities) and 1.12 times (excluding the extremities) respectively. The P/NAV for the Sunve Pharmaceutical Consideration is 1.2 times, which is above the P/NAV (excluding the extremities) of Drugs Comparables and within the range of Drugs Comparables.

We consider the Sunve Pharmaceutical Consideration is fair and reasonable so far as the Company and the independent Shareholders are concerned.

(d) *Conditions of the Disposal Agreement*

The taking effect of the Disposal Agreement is conditional upon fulfillment of various conditions. Details of the conditions precedent to the Disposal Agreement taking effect are set out in the section headed "Disposal Conditions" in the Letter from the Board.

(e) *Financial impact*

This section sets out various analyses on the potential financial effects of the Disposal, which were prepared based on the audited financial results of the Group and Sunve Pharmaceutical for the financial year ended 31st December 2004. The audited financial results of the Group was prepared based on Statements of Standard Accounting Practice issued by the Hong Kong Institute of Certified Public Accountants; while the audited financial results of Sunve Pharmaceutical were prepared based on the generally accepted accounting principles in the PRC. It should be noted that there will be no material effect arise from different accounting standards to the financial impact of the Disposal set out in this section. The following assessment is relied on information including the un-audited financial results of the Group and Sunve Pharmaceutical for the three months ended 31st March 2005, and based on the assumption that the Disposal was completed at 31st March 2005.

(i) *Effect on net asset value*

Net asset value of the Group upon completion of Sunve Pharmaceutical will increase by approximately RMB31,201,000 (equivalent to approximately HK$29,435,000), which principally reflects the gain on disposal of Sunve Pharmaceutical. The change in net asset value of the Group upon completion of the Disposal represents approximately 0.2% of the net asset value of the Group as at 31st December 2004. We are of the opinion that the gain and effect on net asset value of the Disposal is in the interest of the Company and the independent Shareholders as a whole.

(ii) *Effect on earnings*

Per our understanding from the management of the Company, the Group will record a gain of approximately RMB28,620,000 (equivalent to approximately HK$27,000,000) upon the completion of the Disposal.

(iii) *Effect on working capital*

As at 31st December 2004, the Group has cash and bank balances of approximately HK$5,766,464,000. Upon completion of the Disposal and full payment of the consideration by SPGC in cash, the cash position of the Group will increase by approximately RMB155,800,000 (equivalent to approximately HK$146,981,000).

(iv) *Use of proceeds*

As stated in the Letter from the Board, the Company intends to use the sale proceeds on new investment projects which may be identified as appropriate for the development of its medicine business.

Taking into account of the above financial effects, we consider that the Disposal is in the interest of the Company and the independent Shareholders as a whole and that the terms of the Disposal are fair and reasonable so far as the independent Shareholders are concerned.

SUMMARY

Having considered the above principal factors, we would draw your attention to the following key factors in arriving at our recommendation:

(i) the Acquisition would enable the Group to further strengthen its business in the medical equipment industry in the PRC and is in line with the Company's long-term business and development strategy;

(ii) the trading multiples for the Medical Instruments Consideration are considered to be at a reasonable level compared to the Medical Equipment Comparables;

(iii) the Disposal would enable the Group to realize the value of Sunve Pharmaceutical in which the Group does not possess a controlling stake;

(iv) the Disposal would enable the Group to streamline its medical businesses and focus its resources on its core businesses; and

(v) the trading multiples for the Sunve Pharmaceutical Consideration are comparable to the Drugs Comparables.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that (i) the Acquisition Agreement is on normal commercial terms and the terms of the Acquisition Agreement are fair and reasonable so far as the independent Shareholders are concerned; (ii) entering into the Acquisition Agreement is in the interest of the Company and the independent Shareholders as a whole; (iii) the Disposal Agreement is on normal commercial terms and the terms of the Disposal Agreement are fair and reasonable so far as the independent Shareholders are concerned; and (iv) entering into the Disposal Agreement is in the interest of the Company and the independent Shareholders as a whole.

Yours faithfully,
For and on behalf of
ICEA Capital Limited
Gary S K Sik
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Interests in shares and underlying shares of the Company

(a) *Ordinary shares*

Name of Director	Capacity	Nature of interest	Number of issued ordinary shares held	Percentage of the issued share capital of the Company
Cai Lai Xing	Beneficial owner	Personal	4,000,000	0.42%
Qu Ding	Beneficial owner	Personal	750,000	0.08%
Lu Ming Fang	Beneficial owner	Personal	4,200,000	0.44%
Lu Da Yong	Beneficial owner	Personal	2,700,000	0.28%

All interests stated above represented long positions.

(b) *Share options*

Name of Director	Capacity	Date of grant	Exercise price	Number of share options outstanding as at the Latest Practicable Date	Percentage of the issued share capital of the Company
Qu Ding	Beneficial owner	September 2002	HK$11.71	500,000	0.05%

(ii) **Interests in shares of SI United, a subsidiary of the Company**

Publicly tradable shares

Name of director	Capacity	Nature of interest	Number of issued shares held	Percentage of the total issued share capital of SI United
Lu Ming Fang	Beneficial owner	Personal	15,000	0.005%
Ding Zhong De	Beneficial owner	Personal	15,000	0.005%
Lu Shen	Beneficial owner	Personal	12,000	0.004%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interest of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of shareholder	Capacity	Number of issued ordinary shares beneficially held	Percentage of the issued share capital of the Company
(a) *Long Positions*			
SIIC	Interests held by controlled corporation(s)	549,512,425 *(notes (i) and (ii))*	57.2%
(b) *Short Positions*			
SIIC	Interests held by controlled corporation(s)	92,145,863 *(note (iii))*	9.6%

Notes:

(i) SIH, SIIC Capital and SIIC CM Development held 468,066,000, 80,000,000 and 10,000 ordinary shares in the Company respectively. SIIC owns 100% of SIIC CM Development and STC respectively whereas STC owns 100% of SIH which in turns owns 100% of SIIC Capital.

(ii) SIIC Treasury (B.V.I.) Limited and SIIC CM Development Funds Limited, both of which are indirect wholly-owned subsidiaries of SIIC, acquired physically settled equity derivatives in respect of 1,058,153 and 378,272 underlying shares in the Company respectively, pursuant to which the issuer of the equity derivatives has the obligation to procure delivery of the said shares to the said respective companies under certain conditions.

(iii) SIIC was taken to have short positions in respect of 92,145,863 underlying shares in the Company whereby STC has issued an aggregate of HK$2,430,900,000 Zero Coupon Guaranteed Exchangeable Bonds due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company at an exchangeable price of HK$26.381 per share.

Save as disclosed above, no other interests or short positions in the shares or underlying shares of the Company were recorded in the register required to be kept under Section 336 of the SFO as at the Latest Practicable Date.

As at the Latest Practicable Date, so far so was known to the Directors, the following Directors of the Company are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Vice President
Mr. Lu Da Yong	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Lu Shen	Assistant President
Mr. Qian Shi Zheng	Chief Financial Officer

(c) So far as was known to the Directors, as at the Latest Practicable Date, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities was as follows:

Name of member of the Group	Name of substantial shareholder	Interest in share capital/ equity interest	Percentage of shareholding
NTTC (BVI) Limited	Centenary Limited	ordinary shares	35%
Xuchang Yongchang Printing Co. Ltd.	Xuchang Cigarette Factory* (許昌捲煙總廠)	equity interest	49%
Zhejiang Rongfeng Paper Co. Ltd.	Hui Kin Yip	equity interest	10%
Chengdu Jiuxing Printing and Packing Co. Ltd.	Sichuan Quanxing Co. Ltd.	equity interest	20%
	Chengdu Jiang Shi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	29%
Chengdu Wingfat Printing Co. Ltd.	Chengdu Jiang Shi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	15%
Guiyang Jiuxing Printing Co. Ltd* (貴陽九興印刷有限公司)	Yuan Chun Ming	equity interest	21%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholder	Interest in share capital/ equity interest	Percentage of shareholding
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd.	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%
Ningxia SIIC Viopes Nutraceuticals Co. Ltd.	Ningxia Nonglin Scientific Academy (Barbary Wolfberry) Co. Ltd.* (寧夏農林科學院枸杞所(有限公司))	equity interest	21.66%
	Ningxia Nonglin Scientific Academy* (寧夏農林科學院)	equity interest	14.66%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.	China Hangzhou Qingchunbao Group Co. Ltd.	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Xiamen Traditional Chinese Medicine Co. Ltd.	Xiamen Dinglu Ind. Corp.	equity interest	30%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.	Medieval International Ltd.	equity interest	28.8%
	Zheng Ji Yu	equity interest	16.5%
Mergen Biotech Ltd.	Excellent Hope Holdings Inc.	equity interest	15%
Shanghai Sunway Biotech Co. Ltd.	Shanghai Alliance Investment Ltd.	equity interest	18.6%
SI United Pharmacy Co. Ltd.* (上海實業聯合集團大藥房有限公司)	Shanghai Zhenru Shangcheng Co. Ltd.* (上海真如商城股份有限公司)	equity interest	10%
Shanghai Tongjian Pharmacy Co. Ltd.* (上海同健藥房有限公司)	Shanghai Huajian Medical Technology Co.* (上海華健醫藥科技公司)	equity interest	40%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholder	Interest in share capital/ equity interest	Percentage of shareholding
Shanghai Yunhu Raw-pharmaceutical Co. Ltd.* (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw-pharmaceutical Co. Ltd. Staff Shareholding Association* (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
Shanghai Yuemin Pharmacy Co. Ltd.* (上海悦民大藥房有限公司)	Chang Qing	equity interest	30%
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd.	equity interest	30%
Chifeng Keyuan Investment Development Co. Ltd.* (赤峰科元投資發展有限公司)	Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	equity interest	25%
	Changzhou Pharmaceutical Factory Co. Ltd.* (常州製藥廠有限公司)	equity interest	24%
Chifeng Aike Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Hainan Dalong International Investment Co. Ltd.* (海南大龍國際投資有限公司)	equity interest	17.6%
	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	11.74%
Ningbo SDIF Medical Instruments Co.* (寧波斯迪夫醫療器械公司)	Chen Guo An	equity interest	16.3%
	Hong Ji De	equity interest	12.6%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%

* *The English name is an informal English translation of the official Chinese name.*

Name of member of the Group	Name of substantial shareholder	Interest in share capital/ equity interest	Percentage of shareholding
Shanghai Victor Medical Instrument Co. Ltd.	The Mansfield Corp. USA	equity interest	30%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Bio-technology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	32.75%
	Guangdong Province Technology Venture Investment Co.* (廣東省科技創業投資公司)	equity interest	10%
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%

(d) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interest or short positions in any shares or underlying shares or interest in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange; and

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal valued of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' INTERESTS IN CONTRACTS

(a) As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group who does not expire or is not determinable by the relevant member of the Group within one year without compensation (other than statutory compensation).

* *The English name is an informal English translation of the official Chinese name.*

(b) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been, since 31st December 2004 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by, or leased to the Company or any member of the Group, or were proposed to be acquired or disposed of by, or leased to, any member of the Group.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement subsisting at the date of this circular and which is significant in relation to the business of the Group.

4. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31st December 2004 (being the date to which the latest published audited accounts of the Company were made up).

5. EXPERTS

(a) The following are the qualifications of the experts who have given opinion or advice which are contained in this circular:

Name	Qualifications
ICEA	a licensed corporation authorised to carry out regulated activities of dealing in securities and advising on corporate finance under the SFO

(b) (i) As at the Latest Practicable Date, ICEA was not interested beneficially or non-beneficially in any shares in the Company or any member of the Group or any right (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for any shares in any member of the Group.

(ii) As at the Latest Practicable Date, ICEA did not have any direct or indirect interest in any assets which had been since 31st December 2004 (being the date to which the latest published audited accounts of the Group were made up) acquired or disposed of by, or leased to, or which were proposed to be acquired or disposed of by, or leased to, the Company or any member of the Group.

(iii) ICEA has given and has not withdrawn its written consent to the issue of this circular with inclusion of its letter dated 13th May 2005 and the references to its name included herein in the form and context in which they respectively appear.

6. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far so was known to the Directors, none of the Directors, and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

7. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong during normal business hours up to and including 27th May 2005:

(a) the Acquisition Agreement;

(b) the Disposal Agreement;

(c) the letter from the Independent Board Committee the text of which is set out in this circular;

(d) the letter from ICEA the text of which is set out in this circular; and

(e) the written consent referred to in the paragraph headed "Expert" of this appendix.

9. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrars and transfer office of the Company is Secretaries Limited at 28th Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(c) The secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(d) The qualified accountant of the Company is Ms. Chan Yat Ying, Cherie who is a member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

7. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

8. 備查文件

下列文件由即日起至二零零五年五月二十七日(包括當日)之一般辦公時間內，在香港灣仔告士打道39號夏愨大廈26樓可供查閱：

(a) 收購協議；

(b) 出售協議；

(c) 獨立董事委員會函件，全文載於本通函；

(d) 工商東亞函件，全文載於本通函；及

(e) 本附錄「專業人士」一段所指的同意書。

9. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道39號夏愨大廈26樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心28樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港公司秘書公會資深會員。

(d) 本公司的合資格會計師為陳一英女士，彼為英國特許公認會計師公會、香港會計師公會及中國註冊會計師協會會員。

(e) 本通函的中、英文本如有歧異，概以英文本為準。

(b) 除本通函披露者外，於最後實際可行日期，自二零零四年十二月三十一日(本公司最近期公佈之經審核帳目結算日)以來，董事概無於本公司或本集團任何附屬公司收購或出售或租用或建議由本集團任何附屬公司收購或出售或租用之任何資產中，擁有任何直接或間接權益。

(c) 除本通函披露者外，於最後實際可行日期，於本通函刊發日期，董事概無訂立擁有重大權益之合約或安排，並其中與本集團業務有重大關係。

4. 重大不利變動

據董事所悉，自二零零四年十二月三十一日(本公司最近期公佈之經審核帳目結算日)以來，本集團財務或貿易狀況並無任何重大不利變動。

5. 專業人士

(a) 以下為在本通函提供意見或建議的各專業人士資格：

名稱	資格
工商東亞	根據證券及期貨條例獲認可進行受規管活動(證券交易及就機構融資提供意見)之持牌法團

(b) (i) 於最後實際可行日期，工商東亞於本公司或本集團任何成員公司之任何股份中，概無實益或非實益權益；或任何認購或提名他人認購本公司或其任何附屬公司股份之權益。

(ii) 於最後實際可行日期，自二零零四年十二月三十一日(本集團最近期公佈之經審核帳目結算日)以來，工商東亞概無於本公司或本集團任何附屬公司收購或出售或租用或建議由本公司或本集團任何附屬公司收購或出售或租用之任何資產中，擁有任何直接或間接權益。

(iii) 工商東亞已作出且並無撤回其有關刊發本通函，按本通函之形式及文意載入於二零零五年五月十三日刊發之函件及於通函中引述其名稱之同意書。

6. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

本集團成員公司名稱	主要股東名稱／姓名	股本／股權權益	所持股份百分比
上海勝利醫療器械有限公司	美國漫斯菲爾德股份有限公司	股本權益	30%
廣東天普生化醫藥股份有限公司	廣州市博普生物技術有限公司	股本權益	32.75%
	廣東省科技創業投資公司	股本權益	10%
常州藥業股份有限公司	常州國有資產投資經營總公司	股本權益	23.05%

(d) 除以上所披露者外，於最後實際可行日期：

(i) 就本公司董事所悉，本公司的董事或主要行政人員，概無於本公司或其任何相聯法團(按證券及期貨條例第XV部涵義)的任何股份或相關股份中或債權證權益擁有任何權益或淡倉，根據證券及期貨條例第XV部第7及8分部必須通知本公司及聯交所(包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉)；或根據證券及期貨條例第352條須列入該條例所述登記冊；或根據上市公司董事進行證券交易標準守則須通知本公司及聯交所；及

(ii) 就董事所知，並無任何人士於本公司的任何股份及相關股份擁有任何權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有在任何情況下於本集團任何其他成員公司股東大會上投票的已發行股本面值10%或以上的權利，或有關此等股本的任何購股期權。

3. 董事的合約權益

(a) 於最後實際可行日期，概無任何董事與本集團任何成員公司訂立或已訂立於一年內屆滿或本集團有關成員公司不得於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

本集團成員公司名稱	主要股東名稱／姓名	股本／股權權益	所持股份百分比
上海雲湖醫藥藥材股份有限公司	上海雲湖醫藥藥材股份有限公司職工持股會	股本權益	15.45%
上海悦民大藥房有限公司	常青	股本權益	30%
上海實業聯合集團長城藥業有限公司	錦江國際(集團)有限公司	股本權益	30%
赤峰科元投資發展有限公司	常州藥業股份有限公司	股本權益	25%
	常州製藥廠有限公司	股本權益	24%
赤峰艾克製藥科技股份有限公司	海南大龍國際投資有限公司	股本權益	17.6%
	深圳益公實業有限公司	股本權益	11.74%
寧波斯迪夫醫療器械公司	陳國安	股本權益	16.3%
	洪繼德	股本權益	12.6%
上海奇異牙科器材有限公司	上海齒科材料廠奇新綜合經營服務部	股本權益	10%

本集團成員公司名稱	主要股東名稱／姓名	股本／股權權益	所持股份百分比
上海醫創中醫藥科研開發中心有限公司	上海中醫大科技發展公司	股本權益	45%
寧夏上實保健品有限公司	寧夏農林科學院枸杞所（有限公司）	股本權益	21.66%
	寧夏農林科學院	股本權益	14.66%
正大青春寶藥業有限公司	中國（杭州）青春寶集團公司	股本權益	20%
	杭州市正大青春寶職工持股協會	股本權益	20%
廈門中藥廠有限公司	廈門鼎爐實業總公司	股本權益	30%
遼寧好護士藥業（集團）有限責任公司	中世紀國際有限公司	股本權益	28.8%
	鄭繼宇	股本權益	16.5%
Mergen Biotech Ltd.	Excellent Hope Holdings Inc.	股本權益	15%
上海三維生物技術有限公司	上海聯和投資有限公司	股本權益	18.6%
上海實業聯合集團大藥房有限公司	上海真如商城股份有限公司	股本權益	10%
上海同健藥房有限公司	上海華健醫藥科技公司	股本權益	40%

除以上所披露外，於最後實際可行日期，根據證券及期貨條例第336條規定存置的登記冊所載，並無任何其他本公司股份或相關股份的權益或淡倉。

於最後實際可行日期，就各董事所悉，下列本公司董事亦為上實集團董事或僱員：

董事姓名	於上實集團所持職位
蔡來興先生	董事長
瞿定先生	執行董事兼常務副總裁
呂明方先生	副總裁
陸大鏞先生	執行董事
丁忠德先生	執行董事
陸申先生	助理總裁
錢世政先生	財務總監

(c) 就本公司任何董事所悉，於最後實際可行日期，直接或間接擁有在任何情況下於下列本集團成員公司(本公司除外)的股東大會上投票的已發行股本10%或以上權利的人士(本集團成員公司除外)及此等人士各自於此等證券的權益如下：

本集團成員公司名稱	主要股東名稱／姓名	股本／股權權益	所持股份百分比
NTTC (BVI) Limited	Centenary Limited	普通股	35%
許昌永昌印務有限公司	許昌捲煙總廠	股本權益	49%
浙江榮豐紙業有限公司	許建業	股本權益	10%
成都九興印刷包裝有限公司	四川全興股份有限公司	股本權益	20%
	成都江氏投資有限公司	股本權益	29%
成都永發印務有限公司	成都江氏投資有限公司	股本權益	15%
貴陽九興印刷有限公司	袁春明	股本權益	21%

(ii) 於本公司附屬公司上實聯合的股份權益

已流通股

董事姓名	身份	權益性質	所持已發行股份數目	佔上實聯合已發行股本總數百分比
呂明方	實益擁有人	個人	15,000	0.005%
丁忠德	實益擁有人	個人	15,000	0.005%
陸申	實益擁有人	個人	12,000	0.004%

上述權益皆為好倉權益。

(b) 於最後實際可行日期，就董事所悉，於本公司股份及相關股份擁有權益而按證券及期貨條例第XV部第2及第3分部知會本公司及聯交所的人士(本公司董事或主要行政人員除外)如下：

股東名稱	身份	實益持有已發行普通股數目	佔本公司已發行股本百分比
(a) 好倉			
上實集團	受控制公司權益	549,512,425 (附註(i)及(ii))	57.2%
(b) 淡倉			
上實集團	受控制公司權益	92,145,863 (附註(iii))	9.6%

附註：

(i) 上海投資控股、SIIC Capital 及上實崇明開發分別持有468,066,000股、80,000,000股及10,000股本公司普通股。上實集團分別擁有上實崇明開發及 STC 的100%權益。而 STC 擁有上海投資控股的100%權益。上海投資控股擁有 SIIC Capital 的100%權益。

(ii) SIIC Treasury (B.V.I) Limited 及上海實業崇明開發建設基金有限公司(均為上實集團的間接全資附屬公司)分別就1,058,153股及378,272股本公司相關股份，購入實物交收股本衍生工具，該等股本衍生工具的發行人有責任促使上述股份，在若干情況下交付予上述各公司。

(iii) STC 已發行總值2,430,900,000港元的二零零九年三月到期零息擔保可換股債券，由上實集團提供無條件及不可撤回擔保，可按換股價每股26.381港元轉換為本公司普通股，因此上實集團被視為持有92,145,863股本公司相關股份的淡倉。

1. 責任聲明

本通函包括遵照上市規則而列載的詳細資料，旨在提供有關本集團的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，盡彼等所知及所信，本通函並無遺漏其他事項，致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部涵義）股份及相關股份及債券證權益中擁有的權益或淡倉，根據證券及期貨條例第XV部第7及8分部須通知本公司及聯交所（包括根據該等證券及期貨條例條文彼等被認為或被視作持有的權益或淡倉）及根據證券及期貨條例第352條須列入本公司按該條例存置之登記冊；或根據上市公司董事進行證券交易標準守則須通知本公司及聯交所者如下：

(i) 於本公司的股份及相關股份權益

(a) 普通股

董事姓名	身份	權益性質	持有已發行普通股股份數目	佔本公司已發行股本的百分比
蔡來興	實益擁有人	個人	4,000,000	0.42%
瞿定	實益擁有人	個人	750,000	0.08%
呂明方	實益擁有人	個人	4,200,000	0.44%
陸大鏞	實益擁有人	個人	2,700,000	0.28%

上述權益皆為好倉權益。

(b) 購股期權

董事姓名	身份	授出日期	行使價	於最後實際可行日期尚未行使的購股期權數目	佔本公司已發行股本的百分比
瞿定	實益擁有人	二零零二年九月	11.71港元	500,000	0.05%

推薦意見

經考慮上述主要因素與理由後，吾等認為：(i)收購協議按正常商業條款訂立，收購協議條款對獨立股東公平合理；(ii)訂立收購協議符合　貴公司及獨立股東的整體利益；(iii)出售協議按正常商業條款訂立，出售協議條款對獨立股東公平合理；及(iv)訂立出售協議符合　貴公司及獨立股東的整體利益。

代表
工商東亞融資有限公司
董事總經理
薛兆坤
謹啟

二零零五年五月十三日

完成時的變動，約為　貴集團於二零零四年十二月三十一日資產淨值的0.2%。吾等認為，出售事項帶來的出售收益及對資產淨值帶來增值效應，符合　貴公司及獨立股東的整體利益。

(ii) 對盈利的影響

吾等從　貴公司管理層得悉，完成出售事項後，　貴集團將錄得收益約人民幣28,620,000元(相當於約27,000,000港元)。

(iii) 對營運資金的影響

於二零零四年十二月三十一日，　貴集團持有現金及銀行結存約5,766,464,000港元。待出售事項完成及上海醫藥集團以現金全數支付代價後，　貴集團持有的現金將增加約人民幣155,800,000元(相當於約146,981,000港元)。

(iv) 所得款項用途

誠如董事會函件所述，　貴公司準備將出售所得款項，用於不時物色所得有利於發展其醫藥業務的新投資項目。

經計算上述財務影響後，吾等認為，出售事項符合　貴公司及獨立股東的整體利益，而出售事項條款亦對獨立股東公平合理。

總結

經考慮上述主要因素後，吾等謹將達成推薦意見的主要因素列出如下，敬希垂注：

(i) 收購事項將進一步加強　貴集團在中國的醫療設備業務，符合　貴公司的長遠業務發展策略；

(ii) 與可比醫療器械公司比較，上海醫療器械代價的交易倍數處於合理水平；

(iii) 出售事項將使　貴集團得以將不具有控制權益的三維製藥套現獲利；

(iv) 出售事項將有助於　貴集團精簡其醫療業務，集中資源經營核心業務；及

(v) 三維製藥代價的各項交易倍數，與可比製藥公司相若。

的76.6%及103.7%。誠如上文「出售事項的理由與效益」一段所述，吾等得悉，國家發展及改革委員會於二零零四年五月公佈對中國若干類別抗感染類藥品實施價格調控政策，對中國相關的製藥行業造成影響。吾等亦得悉，三維製藥的聯營公司羅氏製藥，於二零零四年十二月將其非處方藥業務出售予第三方，使羅氏製藥及三維製藥的未來財政表現，均增添不明朗因素。鑒於(i)三維製藥截至二零零四年十二月三十一日止年度純利主要來自攤佔羅氏製藥利潤；(ii)若不計算應佔羅氏製藥利潤，則三維製藥截至二零零三年十二月三十一日止年度錄得經營虧損；及(iii)三維製藥未來盈利能力存在不明朗因素，吾等認為，盈利能力並不能適當反映三維製藥的價值，而市盈率及股價與銷售比率作為交易倍數，也並非評估三維製藥代價的適當量度標準。

(ii) *股價與資產淨值比率*

誠如上表所示，若計算極端價格，可比製藥公司的整體平均股價與資產淨值比率約為1.82倍，若不計算極端價格則為1.12倍。三維製藥代價的股價與資產淨值比率為1.2倍，高於可比製藥公司(不計算極端價格)的股價與資產淨值比率，並處於各可比製藥公司的範圍之內。

吾等認為，對　貴公司及獨立股東而言，三維製藥代價屬公平合理。

(d) *出售協議的條件*

出售協議須待若干條件達成方會生效。出售協議生效的先決條件的詳情，載於董事會函件內「出售條件」一節。

(e) *財務影響*

本節列載對出售事項潛在財務影響的若干分析，乃根據　貴集團及三維製藥截至二零零四年十二月三十一日止財政年度的經審核財務業績而編製。　貴集團的經審核財務業績乃根據香港會計師公會頒佈的會計實務準則而編製；三維製藥的經審核財務業績則根據中國公認會計準則而編製。務請注意，就本節所載的出售事項財務影響而言，採納不同會計準則並無重大影響。以下評估乃依賴若干資料而作出，包括　貴集團及三維製藥截至二零零五年三月三十一日止三個月的未經審核財務業績，並假設出售事項於二零零五年三月三十一日已經完成。

(i) *對資產淨值的影響*

完成出售三維製藥後，　貴集團資產淨值將增加約人民幣31,201,000元(相當於約29,435,000港元)，主要來自出售三維製藥的收益。　貴集團資產淨值於出售事項

基於上述選取準則，吾等在下表列出各可比製藥公司的相關比率，乃根據該等公司於最後實際可行日期的股價及其最近期的已公佈經審核全年財務報表而計算。

	可比製藥公司	於最後實際可行日期的收市價	最近期已公佈年度業績的營業額（百萬港元）	最近期已公佈年度業績的純利（百萬港元）	最近期已公佈年度業績的資產淨值（百萬港元）	市盈率	股價與資產淨值比率	股價與銷售比率
1)	長春達興藥業股份有限公司	0.245	95.80	39.90	244.00	3.71[1]	0.72	1.52
2)	中華藥業有限公司	0.125	171.50	(43.80)	87.00	不適用	0.82	0.36[1]
3)	中國製藥集團有限公司	1.610	2,450.60	245.00	2,269.10	10.13	1.10	1.01
4)	精優藥業控股有限公司	0.182	215.60	14.60	423.30	30.23[1]	1.20	1.93
5)	吉林省輝南長龍生化藥業股份有限公司	0.165	84.00	8.60	202.23	11.67	0.51	1.17
6)	李氏大藥廠控股有限公司	0.170	30.40	(3.30)	36.88	不適用	1.69	1.74
7)	生命科技集團有限公司	0.080	64.20	(61.00)	225.31	不適用	0.82	3.20
8)	山東新華製藥股份有限公司	1.290	1,524.40	(52.50)	1,373.60	不適用	0.46[1]	0.41
9)	中國生物製藥有限公司	1.950	1,039.70	168.30	670.60	23.21	8.80[1]	3.75
10)	萬全科技藥業有限公司	0.495	36.20	10.70	98.95	17.51	2.10	5.23[1]
		平均				16.08	1.82	2.03
		平均（不計算極端價格）				**15.63**	**1.12**	**1.84**
		範圍				3.71－30.23	0.46－8.80	0.36－5.23
		範圍（不計算極端價格）				**10.13－23.21**	**0.51－2.10**	**0.41－3.75**
		三維製藥代價				**6.90**	**1.20**	**0.86**

附註：

(1) 由於可比製藥公司各評估參數的範圍相當廣闊，包含極端數值，其平均數未必能準確反映各評估參數的實際市場量度標準。因此，為釐定較為適當可取的量度標準以供比較，吾等已排除上表所示各評估參數之中的最高數值及最低數值。

資料來源：彭博通訊社

(i) 市盈率及股價與銷售比率

根據吾等對三維製藥截至二零零四年十二月三十一日止年度經審核財務報表的審議，吾等得悉三維製藥於二零零四年十二月三十一日的累計虧損約為人民幣114,884,000元（相等於約108,382,000港元）。根據吾等與　貴公司管理層的討論，三維製藥以往年度的虧損，主要因競爭激烈導致其主要產品價格受壓所致。三維製藥截至二零零四年十二月三十一日止兩個年度的純利主要來自應佔羅氏製藥利潤。截至二零零四年十二月三十一日止兩個年度，應佔羅氏製藥利潤分別佔三維製藥純利

(ii) 二零零四年十二月，三維製藥聯營公司上海羅氏製藥有限公司(「**羅氏製藥**」)將其非處方藥業務出售予第三方。截至二零零四年十二月三十一日止兩個財政年度，三維製藥應佔羅氏製藥利潤分別為人民幣38,484,000元(相當於約36,306,000港元)及人民幣49,013,000元(相當於約46,239,000港元)(包括出售非處方藥業務收益約人民幣12,848,000元(相當於約12,121,000港元))。董事認為，羅氏製藥出售非處方藥業務，使羅氏製藥及三維製藥的未來財政表現，增添不明朗因素。

基於以上所述，吾等認同　貴公司管理層的意見，認為出售事項是　貴集團將此項　貴集團不具控制權益的被動投資套現的機會，並可為　貴集團提供資源，把握今後出現的醫藥業務投資良機。經考慮上述因素及三維製藥未來財政表現的不明朗因素後，吾等認為，出售事項符合　貴公司與獨立股東的整體利益。

(c) *出售事項代價的計算基準*

出售事項代價(「**三維製藥代價**」)為人民幣155,800,000元(相當於約146,981,000港元)。

誠如董事會函件所述，三維製藥代價乃經上海醫藥集團與上實藥業公平磋商，參照三維製藥經審核綜合財務報表所載按中國公認會計準則編製三維製藥於二零零四年十二月三十一日的經審核綜合資產淨值約人民幣270,793,000元(相當於約255,465,000港元)而釐定。

吾等於評估出售事項代價是否公平合理時，曾考慮以下各項：

三維製藥的收入來自中國原料藥產銷業務，而吾等所選取的可比公司為主要從事醫藥產銷的於聯交所上市的公司(「**可比製藥公司**」)。務請注意，於上海證券交易所及深圳證券交易所上市的公司的交易倍數，與於聯交所上市的公司不大相同，因此並非進行交易倍數分析的適當量度標準。

截至二零零三年及二零零四年十二月三十一日止兩個年度，三維製藥根據中國公認會計準則編製的經營溢利／(虧損)、經審核投資收入、經審核除税及少數股東權益前綜合溢利及經審核除税及少數股東權益後綜合溢利如下：

	截至十二月三十一日止年度	
	二零零四年	二零零四年
	人民幣千元	人民幣千元
經營溢利／(虧損)	3,734	(33,486)
投資收入	46,863	89,591
除税及少數股東權益前溢利	48,957	51,547
除税及少數股東權益後溢利	47,271	50,246

於二零零四年十二月三十一日，三維製藥的經審核綜合資產淨值約為人民幣270,793,000元(相當於約255,465,000港元)，經審核綜合資產總值約為人民幣536,652,000元(相當於約506,275,000港元)。

截至二零零四年十二月三十一日止年度，三維製藥的經審核綜合營業額約為人民幣375,839,000元(相當於約354,565,000港元)。

(b) ***出售事項的理由與效益***

董事認為， 貴公司(通過其附屬公司)並不擁有三維製藥的控制性股權，對該公司的經營管理處於被動地位。董事認為，從 貴集團內部重組及出售事項的潛在收益而論，出售事項對 貴集團的業務發展有利。 貴集團準備將出售事項所得收入，用於有利於發展 貴集團醫藥業務的新投資項目。

吾等得悉， 貴集團是三維製藥的被動投資者，並無積極參與三維製藥的日常業務運作，而董事認為， 貴集團於三維製藥的投資，今後亦不大可能帶來任何顯著的業務協作效益。吾等經審閱 貴公司二零零四年年報，得悉 貴集團與三維製藥之間並無關連交易。由於 貴集團及三維製藥的業務運作彼此獨立，因此出售事項將不會影響 貴集團的業務。

根據吾等與 貴集團管理層的討論，吾等得悉，三維製藥受下列因素影響，未來的經營存在不明朗情況：

(i) 二零零四年五月，國家發展及改革委員會公佈對中國若干類別抗感染類藥品實施價格調控政策，對中國相關的製藥行業造成影響；及

財務業績乃根據香港會計師公會頒佈的會計實務準則而編製;上海醫療器械及上實聯合的經審核財務業績則根據中國公認會計準則而編製。務請注意,就本節所載的收購事項財務影響而言,採納不同會計準則並無重大影響。

(i) 對資產淨值的影響

吾等與 貴公司管理層討論後得悉, 貴集團資產淨值於收購事項後將無重大變動。

(ii) 對盈利的影響

截至二零零四年十二月三十一日止財政年度,上海醫療器械的綜合純利約為人民幣18,124,000元(相當於約17,098,000港元)。完成收購事項後, 貴集團於上海醫療器械的股權將由59%增加至99%,上海醫療器械對 貴集團的盈利貢獻也將增加。因此,吾等認為收購事項符合 貴公司與獨立股東的整體利益。

(iii) 對營運資金的影響

收購事項代價人民幣75,800,000元(相當於約71,509,000港元)將全數以現金支付,由上實聯合內部資源撥出。

根據吾等對上實聯合截至二零零四年十二月三十一日止年度的經審核財務報表的審閱,吾等得悉於二零零四年十二月三十一日,上實聯合持有綜合現金及銀行結存約人民幣453,132,000元(相當於約427,483,000港元)、綜合營運資金約人民幣544,142,000元(相當於約513,341,000港元)。吾等認為,上實聯合具有足夠的內部資源為收購事項提供資金。

3. 出售事項

(a) *將予出售權益的資料*

二零零五年四月二十一日, 貴公司附屬公司上實藥業與上海醫藥集團訂立出售協議,向上海醫藥集團出售三維製藥的註冊資本共人民幣175,680,000元,佔三維製藥全部股本權益48%。三維製藥主要從事原料藥的製造及銷售。

吾等在下表列出各可比醫療器械公司的相關比率，乃根據該等公司於最後實際可行日期的股價及其最近期的已公佈經審核全年財務報表而計算。

	可比醫療器械公司	於最後實際可行日期的收市價	最近期已公佈年度業績的營業額（百萬港元）	最近期已公佈年度業績的純利（百萬港元）	最近期已公佈年度業績的資產淨值（百萬港元）	市盈率	股價與資產淨值比率	股價與銷售比率
(1)	金衛醫療科技有限公司	1.460	174.60	107.90	751.80	14.12	2.43	8.71
(2)	神州醫療科技有限公司	0.065	31.60	3.60	116.71	15.12	0.48	1.72
(3)	萬基藥業控股有限公司	0.187	18.30	(8.20)	13.60	不適用	7.51	5.58
(4)	山東威高集團醫用高分子製品有限公司	1.040	407.80	65.90	377.50	13.80	2.59	2.22
		平均				14.35	3.25	4.56
		範圍				13.80－15.12	0.48－7.51	1.72－8.71
		上海醫療器械代價				10.50	1.02	0.31

資料來源：彭博通訊社

(i) 市盈率

誠如上表所示，上海醫療器械代價的市盈率（「**市盈率**」）低於範圍，亦低於可比醫療器械公司的平均交易倍數。

(ii) 股價與資產淨值比率

誠如上表所示，上海醫療器械代價的股價與資產淨值比率（「**股價與資產淨值比率**」）約為1.02，處於範圍之內，並低於平均交易倍數。

(iii) 股價與銷售比率

上海醫療器械代價的股價與銷售比率（「**股價與銷售比率**」）約為0.31，低於範圍，亦低於可比醫療器械公司的平均交易倍數。

基於以上所述，吾等認為，對　貴公司及獨立股東而言，上海醫療器械代價屬公平合理。

(d) *收購協議的條件*

收購協議須待若干條件達成方會生效。收購協議生效的先決條件的詳情，載於董事會函件內「收購條件」一節。

(e) *財務影響*

本節列載對收購事項潛在財務影響的若干分析，乃根據　貴集團及上海醫療器械截至二零零四年十二月三十一日止財政年度的經審核財務業績而編製。　貴集團的經審核

吾等從董事會函件得悉，董事認為上海醫療器械已建立穩固的業務基礎，在上海當地醫療器械市場擁有可觀佔有率，並擔當 貴集團醫療器械業務的平台。

收購事項將擴大 貴集團醫療器械業務的規模。吾等認同董事的觀點，認為對上海醫療器械股權由59%增持至99%，是符合 貴集團醫藥業務策略發展的舉措。吾等認為，收購事項將擴大 貴集團醫療器械業務的規模，同時加強 貴集團在中國醫藥產業的地位，因此收購事項對 貴集團的長期發展有利。

(c) ***收購事項代價計算基準***

收購事項的代價(「**上海醫療器械代價**」)為人民幣75,800,000元(相當於約71,509,000港元)。上實聯合將於收購協議完成當日，以現金向上海醫藥集團支付該代價。上實聯合將從內部資源撥支該項付款。

誠如董事會函件所述，上海醫療器械代價乃經上海醫藥集團與上實聯合公平磋商，參照上海醫療器械經審核綜合財務報表所載上海醫療器械按中國公認會計準則編製於二零零四年十二月三十一日的經審核綜合資產淨值約人民幣185,282,000元(相當於約174,794,000港元)而釐定。

吾等於評估收購事項代價是否公平合理時，曾考慮以下各項：

上海醫療器械的收入來自中國醫療器械業務，而吾等所選取的可比公司為主要從事醫療器械產銷於聯交所上市的公司(「**可比醫療器械公司**」)。務請注意，於上海證券交易所及深圳證券交易所上市的公司的交易倍數，與於聯交所上市的公司不大相同，因此並非為進行交易倍數分析的適當量度標準。

(c) *貴集團於醫藥行業的策略*

誠如　貴公司二零零四全年業績公佈所述，　貴集團的策略是通過收購優質醫藥業務和出售非核心業務，做強醫藥業務。

貴集團致力於重組業務，收購具備規模優勢和競爭力的品牌企業，並將繼續整合業務單位，為今後增長奠下穩健基礎。

2. **收購事項**

(a) *將予收購權益的資料*

二零零五年四月二十一日，　貴公司附屬公司上實聯合與上海醫藥集團訂立收購協議，向上海醫藥集團購入上海醫療器械股本中40,000,000股每股面值人民幣1元的股份，佔上海醫療器械已發行股份總數40%。上海醫療器械主要從事醫療儀器的設計、開發、製造及分銷，其中包括急症室、手術室及牙醫器械。

截至二零零四年十二月三十一日止兩個年度，上海醫療器械根據中國公認會計準則編製的經審核除稅及少數股東權益前綜合溢利及經審核除稅及少數股東權益後綜合溢利如下：

	截至十二月三十一日止年度	
	二零零四年	**二零零三年**
	人民幣千元	人民幣千元
除稅及少數股東權益前溢利	22,529	20,635
除稅及少數股東權益後溢利	18,124	17,234

於二零零四年十二月三十一日，上海醫療器械的經審核綜合資產淨值約為人民幣185,282,000元（相當於約174,794,000港元），經審核綜合資產總值約為人民幣476,063,000元（相當於約449,116,000港元）。

截至二零零四年十二月三十一日止年度，上海醫療器械的經審核綜合營業額約為人民幣615,649,000元（相當於約580,801,000港元）。

(b) *收購事項的理由與效益*

誠如董事會函件（「**董事會函件**」）所述，　貴集團以發展醫藥業務為其發展策略。

收購事項及出售事項已經或將會獲得其生效及落實執行所必要的一切政府、監管機構或其他機構的重要同意書或批文，而且對　貴公司或　貴公司預期得到的效益，沒有任何不利的影響。

本函件之編製，僅為向獨立董事委員會及獨立股東提供資料，以便彼等考慮收購事項及出售事項。除載入本通函外，未經吾等事先書面同意，不得引用或提述本函件全文或其中任何部分，亦不得利用本函件作任何其他用途。

工商東亞為根據證券及期貨條例從事受規管業務(證券交易及就機構融資提供意見)的持牌法團。工商東亞及其聯屬公司(其日常業務涉及證券之交易、買賣及持有)可能會為客戶交易、買賣或持有　貴公司之證券。

主要考慮因素

吾等達致有關收購事項及出售事項之意見時，曾考慮下列主要因素與理由。吾等綜合所有分析結果後，方才達致吾等之結論。

1. 背景資料

(a) *貴公司的背景資料*

貴集團主要從事基建設施、醫藥、消費品及信息技術的業務。　貴公司最大單一股東是上實集團，於最後實際可行日期持有　貴公司已發行股本約57%。上實集團是上海市政府在中國內地以外設立的最大規模的海外企業。　貴公司是上實集團的旗艦上市附屬公司。

(b) *中國醫藥產業概覽*

根據中國國家統計局出版的《中國統計年鑑—2004》，吾等得悉政府對公眾衛生與社會醫療的開支預算，由一九九七年約人民幣522億元(相當於約492億港元)，增加至二零零二年約人民幣865億元(相當於約816億港元)，複合年增長率(「**複合年增長率**」)約10.6%，居民個人醫療開支由一九九七年約人民幣1,925億元(相當於約1,816億港元)，增加至二零零二年約人民幣3,317億元(相當於約3,129億港元)，複合年增長率約11.5%。在該期間內，公眾衛生與社會醫療的政府開支預算及居民個人醫療開支的複合年增長率，均超越中國國內生產總值約7.2%的複合年增長率。

吾等經審閱《中國統計年鑑—2004》，得悉中國人口可支配收入及保健意識日益提高、人口日漸老化、中年及老年人口患病情況普遍、以及政府扶持中國醫藥產業等整體趨勢，而此等趨勢均成為推動中國醫藥產業增長的動力。

就董事所知，並無任何股東於收購協議及出售協議中擁有任何權益，或與參與上述協議人士存在任何關連，以致此等股東須在為批准收購協議及出售協議而召開的任何股東大會上放棄投票。

貴公司已向聯交所取得豁免，可豁免舉行股東大會，並准許獨立股東以書面方式批准收購事項及出售事項。

貴公司已取得上實集團所控制的上海投資控股、SIIC Capital 及上實崇明開發，就收購事項及出售事項作出的書面批准。該等公司於最後實際可行日期持有 貴公司證券面值約57%，並有權出席 貴公司任何股東大會並於大會上投票。除因持有 貴公司股權而擁有權益外，該等公司於收購協議及出售協議並無任何權益，並已就收購事項及出售事項作出書面批准。

貴公司已成立獨立董事委員會，就收購協議、出售協議及根據該等協議擬進行的交易的條款與條件是否公平合理，以及是否符合 貴公司和獨立股東的整體利益，向獨立股東提供意見。

工商東亞已獲聘為獨立財務顧問，向獨立董事委員會及獨立股東提供意見，從財務角度評估收購協議、出售協議及根據該等協議擬進行的交易的條款，對獨立股東是否公平合理，以及是否符合 貴集團的整體利益。

吾等達致有關意見和建議時，乃信賴 貴公司向吾等所提供有關收購事項及出售事項的資料和事實，並假設向吾等提供的任何資料及及作出的任何陳述，其所有要點於本函件日期均為真確完整，可予信賴。吾等並不為此承擔任何獨立查證的責任。吾等亦假設，收購協議及出售協議按其條款對訂約各方具備約束力，而訂約各方將會亦有能力根據協議及本通函所述其他規定，按時全面履行其責任。吾等亦假設本通函中所載述或提及的一切資料、聲明及意見，其所有要點於本函件日期均為真確完整，並對此等資料、聲明及意見加以信賴。

吾等獲董事告知，本通函中所供或提及的資料，並無遺漏任何重大事實，而吾等亦不知悉有任何事實或情況，將導致向吾等提供的資料及作出的聲明，變為失實不確或含有誤導成分。吾等並無理由懷疑 貴公司向吾等所提供及作出的資料及聲明的真實性、準確性及完整性。董事就本通函所載資料的準確性，共同及個別地承擔全責，並於作出一切合理查詢後確認，盡其所知所信，並無遺漏任何其他事實，以致本通函內的任何陳述含有誤導成分。吾等認為，吾等已審閱充分資料，足以讓吾等形成知情的觀點，為吾等的意見提供合理基礎。然而，吾等並無就提供予吾等的資料作出任何獨立查證，亦未就 貴公司、上海醫療器械、三維製藥或其各自的任何附屬公司及聯營公司的業務及事務，作出獨立深入調查。吾等亦假設，

以下為工商東亞就須予披露及關連交易向獨立董事委員會及獨立股東發出的意見函全文，是為載入本通函而編製的。

ICEA 工商東亞
A subsidiary of ICBC 中國工商銀行集團成員

ICEA Capital Limited
42nd Floor, Jardine House
1 Connaught Place, Central, Hong Kong
Tel: (852) 2231 8000
Fax: (852) 2525 0967

工商東亞融資有限公司
香港中環康樂廣場一號
怡和大廈四十二樓
總機：(852) 2231 8000
傳真：(852) 2525 0967

致：上海實業控股有限公司
獨立董事委員會及獨立股東

敬啟者：

須予披露及關連交易
收購上海醫療器械股份有限公司權益
出售上海三維製藥有限公司權益

緒言

吾等獲聘為獨立財務顧問，就擬進行的須予披露及關連交易，向獨立董事委員會和獨立股東提供意見。本函件乃為載入二零零五年五月十三日致獨立股東通函(「**本通函**」)而編製。除非文義另有所指，本函件所界定的詞彙與本通函中所用者具有相同涵義。

二零零五年四月二十一日，　貴公司附屬公司上實聯合與上海醫藥集團訂立收購協議，向上海醫藥集團購入上海醫療器械股本中40,000,000股每股面值人民幣1元的股份，佔上海醫療器械已發行股份總數40%。

二零零五年四月二十一日，　貴公司附屬公司上實藥業與上海醫藥集團訂立出售協議，向上海醫藥集團出售三維製藥的註冊資本共人民幣175,680,000元，佔三維製藥全部股本權益48%。

上海醫藥集團乃上海醫療器械的主要股東，而上海醫療器械乃　貴公司的附屬公司，因此根據上市規則，上海醫藥集團乃　貴公司的關連人士。根據上市規則，收購事項及出售事項各構成　貴公司須予披露及關連交易，須遵守上市規則的有關規定，包括獲得獨立股東的批准。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)

(股份代號：363)

敬啟者：

須予披露及關連交易

收購上海醫療器械股份有限公司權益

出售上海三維製藥有限公司權益

吾等謹提述本公司於二零零五年五月十三日寄發予股東的通函(「本通函」)，本函件構成本通函的一部分。除文義另有所指外，本函件所用詞彙與本通函所界定者具有相同涵義。

吾等獲董事會委任為獨立董事委員會，以就收購事項及出售事項的條款，對獨立股東是否公平合理，向　閣下提供吾等的意見。

工商東亞已獲本公司委任為獨立財務顧問，就收購事項及出售事項的條款，向吾等及獨立股東提供意見。工商東亞已發出函件，陳述其詳細意見連同達致該項意見的主要考慮因素，載於本通函第16至第28頁。

董事會函件載於本通函第4至第14頁，附錄載有其他資料，敬希垂注。

經考慮收購事項及出售事項的條款以及工商東亞所提供的意見，吾等認為，收購事項及出售事項乃按正常商業條款進行，且公平合理並符合本公司及其獨立股東的整體利益。

此致

列位獨立股東　台照

代表
獨立董事委員會
羅嘉瑞先生　吳家瑋先生　梁伯韜先生
謹啟

二零零五年五月十三日

11. 本集團及上海醫藥集團的業務

本集團主要從事基建設施、醫藥、消費品及信息技術的業務。

上實聯合是本集團的附屬公司，由本公司擁有約56.63%，其股份於上海證券交易所A股市場上市。上實聯合及其附屬公司主要從事生產和銷售生物醫藥及商務網絡業務。

上實藥業是本公司的全資附屬公司，是一家投資控股公司。

上海醫藥集團從事抗生素、處方藥、中藥及非處方藥以及原料藥等的銷售及分銷。

12. 其他資料

本通函載有獨立董事委員會之函件及獨立財務顧問工商東亞向獨立董事會委員會及獨立股東發出的函件，本通函附錄亦刊載其他資料，敬希垂注。

此致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零五年五月十三日

8. 收購事項對本集團財務帳目的影響

收購事項完成前，本公司(通過附屬公司)已持有上海醫療器械59%股權，而上海醫療器械作為本集團附屬公司，其財務業績(包括其盈利、資產與負債)已併入及反映於本集團的財務業績之中。收購事項完成後，上海醫療器械將繼續為本集團的附屬公司，其財務業績將繼續併入及反映於本集團的財務業績之中。因此，董事認為收購事項對本集團的財務帳目並無重大影響。

9. 出售事項的理由與效益

本公司(通過其附屬公司)並不擁有三維製藥的控制性股權，對該公司的經營管理處於被動地位。董事認為，從本集團內部重組及出售事項的潛在收益而論，出售事項對本集團的業務發展有利。

參照三維製藥未經審核綜合管理帳目，本集團於二零零五年三月三十一日未經審核的財務帳目內，該項股權的帳面值約為人民幣126,473,000元(相當於約119,314,000港元)。本集團可從出售事項獲得的收益預期約為27,000,000港元，惟須視乎三維製藥至出售事項完成時的財務狀況。

本集團準備將出售事項所得收入用於本集團不時物色所得有利於發展其醫藥業務的新投資項目。

執行董事認為，出售協議按正常商業條款訂立，包括代價在內的條款對本公司及股東整體而言公平合理。

10. 出售事項對本集團財務帳目的影響

出售事項完成前，由於本公司(通過附屬公司)持有三維製藥48%股權，而此等三維製藥股權以權益法在本集團財務帳目中列為聯營公司權益。雖然在出售事項後，三維製藥不再以權益法在本集團財務帳目中列為聯營公司，但考慮到三維製藥的盈利、資產與負債，董事認為，出售事項對本集團的財務帳目並無重大影響。

三維製藥截至二零零四年十二月三十一日止年度經審核綜合營業額約人民幣375,839,000元(相當於約354,565,000港元)。

6. 須予披露及關連交易

上海醫藥集團乃上海醫療器械的主要股東,而上海醫療器械乃本公司的附屬公司,因此上海醫藥集團乃本公司的關連人士。上海醫藥集團作為收購股份的賣方,並為收購協議的其中一方,於收購事項擁有權益,並於出售事項中作為該項股權的買方,並為出售協議的其中一方,於出售事項擁有權益。

根據上市規則,收購協議及出售協議各構成本公司關連交易,須遵守根據上市規則有關申報、公佈及獨立股東批准的規定。按照上市規則,收購協議及出售協議亦各均構成本公司須予披露的交易。

董事會已委任獨立董事委員會,就收購事項及出售事項是否公平合理,向獨立股東提出意見。工商東亞已獲委任為獨立財務顧問,就收購事項及出售事項,向獨立董事委員會及獨立股東提出意見。

若本公司舉行股東特別大會以批准收購事項及出售事項,並無任何股東需要放棄投票。本公司已向聯交所取得豁免,可豁免舉行股東大會,並准許獨立股東以書面方式批准收購事項及出售事項。上實集團所控制的上海投資控股、SIIC Capital 及上實崇明開發,已就收購事項及出售事項作出書面批准。該等公司於最後實際可行日期合共持有本公司證券面值約57%,有權出席本公司任何股東大會並於大會上投票。

上海投資控股(持有468,066,000股)、SIIC Capital(持有80,000,000股)及上實崇明開發(持有10,000股)均為上實集團的全資附屬公司,上述公司合共構成上市規則第14.45條所指有密切聯繫的股東。上述公司概無在收購協議或出售協議中擁有重大權益(通過持有本公司股份而擁有權益除外)。

7. 收購事項的理由與效益

上海醫療器械的醫療器械業務於二零零四年錄得營業額逾人民幣6億元,除稅及少數股東權益前純利逾人民幣2,250萬元,已建立穩固的業務基礎,在上海當地醫療器械市場擁有可觀佔有率。同時,上海醫療器械是本集團醫療器械業務發展的平台。因此,增持上海醫療器械股權至99%,是符合本集團醫藥業務策略發展的舉措。

執行董事認為,收購協議按正常商業條款訂立,包括代價在內的條款對本公司及股東整體而言公平合理。

於二零零四年十二月三十一日，上海醫療器械的經審核綜合資產淨值及資產總值分別約人民幣185,282,000元(相當於約174,794,000港元)及人民幣476,063,000元(相當於約449,116,000港元)。

上海醫療器械截至二零零四年十二月三十一日止年度經審核綜合營業額約人民幣615,649,000元(相當於約580,801,000港元)。

支付給收購事項賣方上海醫藥集團的收購股份購買原價約為人民幣40,000,000元(相當於約37,736,000港元)。

5. 三維製藥的資料

三維製藥主要從事原料藥的製造及銷售。

股本

三維製藥的註冊資本為人民幣366,000,000元，其中，於出售完成前，由上實藥業擁有48%、上海三維擁有49%、上海醫藥進出口擁有3%。上海三維及上海醫藥進出口均為獨立第三者。上海三維及上海醫藥進出口均沒有參與出售事項，惟將徵求彼等同意進行出售事項的股權轉讓，並按適用中國法律規定，要求彼等放棄相應的優先購買權。

出售事項完成後，三維製藥將由上海醫藥集團擁有48%、上海三維擁有49%及上海醫藥進出口擁有3%。

財務資料

三維製藥根據中國公認會計準則編製截至二零零四年十二月三十一日止兩個年度的經審核除税及少數股東權益前綜合溢利及經審核除税及少數股東權益後綜合溢利如下：

	截至十二月三十一日止年度	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
除税及少數股東權益前溢利	48,957	51,547
除税及少數股東權益後溢利	47,271	50,246

於二零零四年十二月三十一日，三維製藥的經審核綜合資產淨值及資產總值分別約人民幣270,793,000元(相當於約255,465,000港元)及約人民幣536,652,000元(相當於約506,275,000港元)。

出售事項的代價已計入該項股權直至二零零四年十二月三十一日止所附帶的收取分派及股息的權利、利益及權益。倘若出售協議於二零零五年七月一日前完成，上海醫藥集團將有權享有該項股權直至出售事項完成為止所附帶的全部權益；否則出售協議訂約方將另行協商解決。

出售事項完成後，本集團將不再持有三維製藥任何股份權益。

4. 上海醫療器械的資料

上海醫療器械主要從事醫療儀器的設計、開發、製造及分銷，其中包括急症室、手術室及牙醫器械。

股本

上海醫療器械已發行股本共人民幣100,000,000元，分為100,000,000股，每股人民幣1元。上海醫療器械於收購事項完成前的已發行股本由下列股東持有如下：

股東名稱／姓名	持股數量	持股百分比
上海醫藥集團	40,000,000	40%
上實聯合及其附屬公司	59,000,000	59%
丁文祥	500,000	0.5%
上海金濱	500,000	0.5%

上海醫療器械於緊接收購事項完成後的持股結構將會如下：

股東名稱／姓名	持股數量	持股百分比
上實聯合及其附屬公司	99,000,000	99%
丁文祥	500,000	0.5%
上海金濱	500,000	0.5%

財務資料

上海醫療器械根據中國公認會計準則編製截至二零零四年十二月三十一日止兩個年度的經審核除稅及少數股東權益前綜合溢利及經審核除稅及少數股東權益後綜合溢利如下：

	截至十二月三十一日止年度	
	二零零四年	二零零三年
	人民幣千元	人民幣千元
除稅及少數股東權益前溢利	22,529	20,635
除稅及少數股東權益後溢利	18,124	17,234

(c) 獨立股東在本公司召開的股東大會上批准出售協議及據此擬進行的交易，或倘聯交所豁免本公司按規定就出售協議項下的交易召開股東大會，則須根據上市規則有關規定就出售協議及據此擬進行的交易，取得於此等交易中並無重大權益(通過持有本公司股份而擁有的權益除外)的股東的書面批准，而該等獨立股東須持有超過一半賦予權利出席股東大會並於會上投票的全部股份面值，以批准出售協議及據此擬進行的交易；

(d) 中國上海市人民政府外國投資管理部門批准出售協議；

(e) 上海外滙管理部門向上海醫藥集團就進行出售協議項下之交易出具購滙批文，以及其他為完成出售事項所需的一切批准、同意及許可(如有)；及

(f) 達成收購條件。

出售協議各訂約方已同意，將盡最大努力確保出售條件於二零零五年六月三十日或之前或訂約方可書面協定的其他日期達成。

待出售條件達成後，預期出售協議將於二零零五年六月三十日前完成。出售協議的條件包括收購條件達成，但收購協議則不以達成出售條件為條件。

有關上文(c)所述條件，由於本公司已獲聯交所豁免舉行股東大會以批准收購事項及出售事項，而持有賦予權利出席批准出售事項的股東大會並在會上投票的所有股份面值超過50%的於此等交易中並無重大權益(通過持有本公司股份而擁有的權益除外)的股東，已就出售協議及有關交易作出書面批准，因此該項條件已經達成。

完成

待出售條件達成後，上實藥業與上海醫藥集團將協定出售協議的完成日期。

出售協議須與收購協議同時完成。於完成當日，上海醫藥集團須支付現金代價人民幣155,800,000元(相當於約146,981,000港元)。

3. 出售事項

訂立出售協議的日期

二零零五年四月二十一日

訂約方

買方： 上海醫藥集團
賣方： 上實藥業

將予出售的權益

上實藥業已同意向上海醫藥集團出售三維製藥的註冊資本共人民幣175,680,000元，佔三維製藥全部股本權益的48%。

代價

出售事項的代價為人民幣155,800,000元(相當於約146,981,000港元)。鑒於上實藥業是在中國境外註冊成立的公司，雙方同意就出售事項應付上實藥業的代價，將於出售協議完成當日，由上海醫藥集團以美元等額(按出售協議完成當日國家外滙管理局公佈的人民幣兑美元滙率換算)現金支付。

出售事項的代價乃經上海醫藥集團與上實藥業公平磋商，參照三維製藥經審核綜合財務報表所載三維製藥按中國公認會計準則編製於二零零四年十二月三十一日的經審核綜合資產淨值約人民幣270,793,000元(相當於約255,465,000港元)而釐定。出售事項代價較該項股權應佔的經審核綜合資產淨值約人民幣129,981,000元(相當於約122,624,000港元)溢價約19.86%。

出售條件

出售協議在包括下列各項在內的出售條件達成後，方會生效：

(a) 上海三維及上海醫藥進出口分別書面同意上實醫藥集團出讓出售協議項下股權予上實藥業，並承諾放棄相關優先購股權(如適用中國法律所規定)；

(b) 上海聯合產權交易所(中國政府部門)批准完成出售協議項下的產權交割事宜；

益(通過持有本公司股份而擁有的權益除外)的股東的書面批准，而該等獨立股東須持有超過一半賦予權利出席股東大會並於會上投票的所有股份面值，以批准收購協議及據此擬進行的交易；

(c) 按規定獲中國上海市人民政府外國投資管理部門批准收購協議；及

(d) 其他為完成收購事項所需取得的一切批准、同意及許可(如有)。

收購條件不設達成之限期。

有關上文(b)所述條件，由於本公司已獲聯交所豁免舉行股東大會以批准收購事項及出售事項，而持有賦予權利出席批准收購事項的股東大會並在會上投票的所有股份面值超過50%的於此等交易中並無重大權益(通過持有本公司股份而擁有的權益除外)的股東，已就收購協議及有關交易作出書面批准，因此該項條件已經達成。

完成

待收購條件達成後，上實聯合及上海醫藥集團將協定收購協議的完成日期。於完成當日，上實聯合將須向上海醫藥集團全數支付現金代價人民幣75,800,000元(相當於約71,509,000港元)。

收購事項的代價已計入收購股份直至二零零四年十二月三十一日止所附帶的收取分派及股息的權利、利益及權益。倘若收購協議於二零零五年七月一日前完成，上實聯合將有權享有收購股份直至收購事項完成為止所附帶的所有上述權益；否則收購協議訂約方將另行協商確定。

於本通函日期，上實聯合連同其附屬公司持有上海醫療器械59%股份。完成收購協議後，上實聯合連同其附屬公司將持有上海醫療器械99%股份。

完成收購協議後，上海醫療器械將由股份有限公司變更為有限責任公司。

2. 收購事項

訂立收購協議的日期

二零零五年四月二十一日

訂約方

買方：　上實聯合
賣方：　上海醫藥集團

將予購入的權益

上實聯合同意向上海醫藥集團購入上海醫療器械股本中40,000,000股每股面值人民幣1元的股份，佔上海醫療器械已發行股份總數的40%。

代價

收購事項的代價為人民幣75,800,000元（相當於約71,509,000港元）。上實聯合就收購事項應付上海醫藥集團的代價，將於收購協議完成當日以現金支付。上實聯合將從內部資源撥支這項付款。

收購事項的代價乃經上海醫藥集團與上實聯合公平磋商，參照上海醫療器械經審核綜合財務報表所載上海醫療器械按中國公認會計準則編製於二零零四年十二月三十一日的經審核綜合資產淨值約人民幣185,282,000元（相當於約174,794,000港元）而釐定。收購事項代價較收購股份應佔的經審核綜合資產淨值約人民幣74,113,000元（相當於約69,918,000港元）溢價約2.28%。

收購條件

收購協議在包括以下各項在內的收購條件達成後，方會生效：

(a) 上海聯合產權交易所（中國政府部門）批准完成收購協議項下的股份轉讓；

(b) 獨立股東在本公司召開的股東大會上批准收購協議及據此擬進行的交易，或倘聯交所豁免本公司按規定就收購協議項下的交易召開股東大會，則須根據上市規則有關規定就收購協議及據此擬進行的交易，取得於此等交易中並無重大權

上海醫療器械主要從事醫療儀器的設計、開發、製造及分銷，其中包括急症室、手術室及牙醫器械。上海醫療器械已發行股本總額由上實聯合持股59%（本身持有及通過附屬公司間接持有）、上海醫藥集團持股40%及兩名獨立第三者各持股0.5%。

出售事項的代價為人民幣155,800,000元（相當於約146,981,000港元）。上海醫藥集團將於出售協議完成當日以現金向上實藥業支付該代價。

三維製藥主要從事原料藥的製造及銷售。三維製藥股本權益總額由上實藥業擁有48%、上海三維擁有49%及上海醫藥進出口擁有3%。

上海醫藥集團乃上海醫療器械的主要股東，而上海醫療器械乃本公司的附屬公司，因此根據上市規則，上海醫藥集團乃本公司的關連人士。根據上市規則，收購協議及出售協議各構成本公司須予披露及關連交易，須遵守上市規則有關申報、公佈及獨立股東批准的規定。本公司已取得上實集團所控制的公司，就收購事項及出售事項而發出的書面批准。該等公司持有本公司證券面值約57%，有權出席本公司任何股東大會並於大會上投票。

本公司已向聯交所取得豁免，可豁免舉行股東大會，並准許獨立股東以書面方式批准收購事項及出售事項。

董事會已委任獨立董事委員會，以考慮收購事項及出售事項的條款。董事會亦已委任工商東亞為獨立財務顧問，就收購事項及出售事項的條款對獨立股東而言是否公平合理，向獨立董事委員會及獨立股東提出意見。

本通函旨在(i)向股東提供有關收購事項及出售事項的進一步資料，(ii)載列有關收購事項及出售事項的獨立董事委員會函件以及工商東亞致獨立董事委員會及獨立股東的意見函件，及(iii)遵照上市規則要求提供其他資料。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生(董事長)
瞿　定先生(副董事長)
呂明方先生(行政總裁)
陸大鏞先生(常務副行政總裁)
丁忠德先生
陸　申先生
錢世政先生
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港
灣仔
告士打道39號
夏愨大廈
26樓

敬啟者：

須予披露及關連交易

收購上海醫療器械股份有限公司權益

出售上海三維製藥有限公司權益

1. 緒言

於二零零五年四月二十一日，董事宣佈：

(1) 本公司附屬公司上實聯合與上海醫藥集團訂立收購協議，向上海醫藥集團購入上海醫療器械股本中40,000,000股每股面值人民幣1元的股份，佔上海醫療器械已發行股份總數的40%；及

(2) 本公司附屬公司上實藥業與上海醫藥集團訂立出售協議，向上海醫藥集團出售三維製藥的註冊資本共人民幣175,680,000元，佔三維製藥全部股本權益的48%。

收購事項的代價為人民幣75,800,000元(相當於約71,509,000港元)。上實聯合將於收購協議完成當日以現金向上海醫藥集團支付該代價。

「上海投資控股」	指	Shanghai Investment Holdings Ltd.，一家根據英屬處女群島法律成立的有限公司
「上實集團」	指	上海實業（集團）有限公司，一家在香港註冊成立的有限公司
「SIIC Capital」	指	SIIC Capital (B.V.I.) Ltd.，一家根據英屬處女群島法律成立的有限公司
「上實崇明開發」	指	上海實業崇明開發建設有限公司，一家根據英屬處女群島法律成立的有限公司
「上海醫藥集團」	指	上海醫藥（集團）有限公司，一家根據中國法律成立的有限責任公司
「STC」	指	Shanghai Industrial Investment Treasury Co. Ltd.，一家根據英屬處女群島法律成立的有限公司
「聯交所」	指	香港聯合交易所有限公司
「三維製藥」	指	上海三維製藥有限公司，一家根據中國法律成立的中外合資合營有限公司，其中上實藥業擁有48%、上海三維擁有49%及上海醫藥進出口擁有3%
「美元」	指	美利堅合眾國法定貨幣美元

在本通函內，除非另有註明，否則在適用情況下所採納的人民幣兑港元滙率為1港元兑人民幣1.06元，惟僅供參考說明之用，並不表示曾經、可能曾經或可以於有關的某個或多個日期或任何其他日期，按任何特定滙率兑換任何款項。

「獨立董事委員會」	指	由羅嘉瑞先生、吳家瑋先生及梁伯韜先生組成的董事會獨立委員會
「獨立第三者」	指	獨立於及概無與本公司或其任何附屬公司的任何董事、主要行政人員或主要股東及彼等各自聯繫人(定義見上市規則)有關連的人士
「最後實際可行日期」	指	二零零五年五月十日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「上海醫療器械」	指	上海醫療器械股份有限公司，一家根據中國法律成立的股份有限公司，其中上實聯合持股59%、上海醫藥集團持股40%及兩名獨立第三者合共持股1%
「中國」	指	中華人民共和國(就本通函而言，不包括香港、澳門及台灣)
「人民幣」	指	中國法定貨幣人民幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「上海金濱」	指	上海金濱實業公司，一家根據中國法律成立的公司
「上海醫藥進出口」	指	上海醫藥進出口公司，一家根據中國法律成立的公司
「上海三維」	指	上海三維有限公司，一家根據中國法律成立的有限責任公司
「股份」	指	本公司股本中每股面值0.1港元的股份
「股東」	指	股份的持有人
「上實藥業」	指	S.I. Pharmaceutical Holdings Ltd.，一家根據英屬處女群島法律成立的有限公司，為本公司全資附屬公司
「上實聯合」	指	上海實業聯合集團股份有限公司，一家根據中國法律成立的股份有限公司，為本公司一家附屬公司，並於上海證券交易所A股市場上市(證券代碼：600607)

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

詞彙		涵義
「收購事項」	指	根據收購協議，上實聯合收購收購股份的建議
「收購協議」	指	上海醫藥集團及上實聯合就買賣收購股份於二零零五年四月二十一日訂立的協議
「收購條件」	指	在收購協議生效前必須達成的條件
「收購股份」	指	將在收購事項中收購的上海醫療器械股本中每股面值人民幣1元的股份40,000,000股
「聯繫人」	指	按上市規則所賦予的涵義
「董事會」	指	董事會
「本公司」	指	上海實業控股有限公司，於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「出售事項」	指	根據出售協議，上實藥業出售該項股權的建議
「出售協議」	指	上海醫藥集團及上實藥業就買賣該項股權於二零零五年四月二十一日訂立的協議
「出售條件」	指	在出售協議生效前必須達成的條件
「該項股權」	指	將在出售事項中出售的三維製藥註冊資本中的人民幣175,680,000元
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「工商東亞」	指	工商東亞融資有限公司，根據證券及期貨條例從事第1類(證券交易)及第6類(就機構融資提供意見)受規管活動的持牌法團，獲委任為獨立財務顧問，就收購事項及出售事項條款對獨立股東是否公平合理，向獨立董事委員會及獨立股東提供意見

目　錄

頁次

釋義 1

董事會函件 4

1. 緒言 4
2. 收購事項 6
3. 出售事項 8
4. 上海醫療器械的資料 10
5. 三維製藥的資料 11
6. 須予披露及關連交易 12
7. 收購事項的理由與效益 12
8. 收購事項對本集團財務帳目的影響 13
9. 出售事項的理由與效益 13
10. 出售事項對本集團財務帳目的影響 13
11. 本集團及上海醫藥集團的業務 14
12. 其他資料 14

獨立董事委員會函件 15

工商東亞函件 16

附錄 — 一般資料 29

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函及隨附代表委任表格交予買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函僅供參考用途，並不構成收購、購買或認購上海實業控股有限公司證券之邀請或要約。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

須予披露及關連交易

收購上海醫療器械股份有限公司權益

出售上海三維製藥有限公司權益

獨立董事委員會及獨立股東之
獨立財務顧問

工商東亞
中國工商銀行集團成員

上海實業控股有限公司董事會就有關收購上海醫療器械股份有限公司權益及出售上海三維製藥有限公司權益而發出之函件載於本通函第4頁至第14頁。獨立董事委員會(定義見本通函)函件載於本通函第15頁。工商東亞融資有限公司函件載於本通函第16頁至第28頁，其中載有其就收購上海醫療器械股份有限公司權益及出售上海三維製藥有限公司權益向獨立董事委員會及獨立股東所提供之意見。

二零零五年五月十三日